As filed with the Securities and Exchange Commission on November 17, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Concord Medical Services Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Cayman Islands	8011	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18/F, Tower A, Global Trade Center
36 North Third Ring Road East, Dongcheng District
Beijing 100013
People’s Republic of China
(86 10) 5903-6688
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, New York 10001
(888) 336-3926
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Leiming Chen	Portia Ku
Simpson Thacher & Bartlett LLP	O’Melveny & Myers LLP
35th Floor, ICBC Tower	37/F Plaza 66, 1266 Nanjing Road W
3 Garden Road	Shanghai, People’s Republic of China
Central, Hong Kong	(86 10) 2307-7000
(852) 2514-7600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)	registration fee
Ordinary shares, par value US$0.0001 per share(2)(3)	US$100,000,000	US$5,580

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued          , 2009

American Depositary Shares

Concord Medical Services Holdings Limited

REPRESENTING           ORDINARY SHARES

Concord Medical Services Holding Limited is offering           American Depositary Shares, or ADSs, and the selling shareholders are offering           ADSs. Each ADS represents           ordinary shares, par value US$0.0001 per share. This is our initial public offering and no public market exists for our ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$      and US$      per ADS.

We have applied to list the ADSs on the New York Stock Exchange under the symbol ‘‘CCM.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 18.

PRICE US$      AN ADS

Underwriting
		Discounts		Proceeds to
	Price to	and	Proceeds to	Selling
	Public	Commissions	Company	Shareholders

Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

We and the selling shareholders have granted the underwriters the right to purchase up to        additional ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about          , 2009.

MORGAN STANLEY	J.P.MORGAN	CICC

          , 2009

Cms O J centers in .30 cities* Concord Medical operates the largest network of radiotherapy and diagnostic imaging centers in China** 1 As ot September 30,2009. ” In terms of revenues and the total number of centers in operation in 2008, according to a Frost & Sullivan report commissioned by Concord Medical.

Prospectus Summary	1
Risk Factors	18
Special Note Regarding Forward-Looking Statements	45
Use of Proceeds	46
Dividend Policy	47
Capitalization	48
Dilution	49
Exchange Rate Information	51
Enforceability of Civil Liabilities	52
Our History and Corporate Structure	54
Selected Consolidated Financial and Operating Data	56
Management’s Discussion and Analysis of Financial Condition and Results of Operations	60
Our Industry	93
Business	97
Regulation of Our Industry	113
Management	122
Principal and Selling Shareholders	128
Related Party Transactions	131
Description of Share Capital	133
Description of American Depositary Shares	143
Shares Eligible for Future Sale	152
Taxation	154
Underwriting	160
Expenses Related to this Offering	166
Legal Matters	167
Experts	167
Where You Can Find Additional Information	168
Index to Consolidated Financial Statements of Concord Medical Services Holdings Limited	F-1
Index to Consolidated Financial Statements of China Medstar Pte. Limited	F-74
Index to Unaudited Pro Forma Condensed Combined Financial Statement of Concord Medical Services Holdings Limited	P-1
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EX-23.5

You should rely only on the information contained in this prospectus or any free writing prospectus filed with the Securities and Exchange Commission, or the SEC, in connection with this offering. We have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any filed free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any filed free writing prospectus is current only as of its date, regardless of the time of its delivery or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside of the Untied States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside of the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until              (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. Unless the context indicates otherwise, all share and per share data in this prospectus give effect to a 1-for-100 share split that became effective on November 17, 2009.

Our Business

We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation in 2008, according to a report by Frost & Sullivan commissioned by us. As of September 30, 2009, our network comprised 83 centers based in 55 hospitals, spanning 36 cities across 21 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the Ministry of Health, or the MOH. Cancer was the leading cause of death in China in 2008 according to the MOH, and there is a relatively low penetration of radiotherapy and diagnostic imaging equipment compared to developed countries. We believe that our leading network and our experience and expertise uniquely position us to address the underserved market in China for radiotherapy and diagnostic imaging services.

Most of the centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. Under these arrangements, we receive a contracted percentage of each center’s revenue net of specified operating expenses. Each center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy and diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, positron emission tomography-computed tomography scanner, or PET-CT scanner, or magnetic resonance imaging scanner, or MRI scanner. We provide clinical support services to doctors who work in the centers in our network, which include developing treatment protocols for doctors and organizing joint diagnosis between doctors in our network and clinical research. In addition, we help recruit and determine the compensation of doctors and other medical personnel in our network and are typically in charge of most of the non-clinical aspects of the centers’ daily operations, including marketing, training and administrative duties. Our hospital partners are responsible for the centers’ clinical activities, the medical decisions made by doctors, and the employment of the doctors in accordance with regulations.

We believe that our success is largely due to the high quality clinical care provided at our network of centers and our market-oriented management culture and practices. Many of the doctors who work in our network have extensive clinical experience in radiotherapy, some of whom are recognized as leading experts in radiation oncology in China. We enhance the quality of clinical care in our network through established training of, and on-going clinical education for, doctors in our network. We believe that our market-oriented management culture and practices allow us to manage centers more efficiently and offer more consistent and better patient services than our competitors. We believe that our success has given us a strong reputation within the medical community, which in turn gives us a competitive advantage in gaining patient referrals and establishing new centers.

To complement our organic growth, we have also selectively acquired businesses to expand our network. In July 2008, we acquired China Medstar Pte. Ltd., or China Medstar, a company then publicly listed on the Alternative Investment Market of the London Stock Exchange, or the AIM, for approximately £17.1 million or approximately RMB238.7 million (US$35.0 million). At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China.

To further enhance our reputation and to employ high quality doctors, we plan to establish and operate specialty cancer hospitals in China. We intend for our specialty cancer hospitals to be centers of excellence. Our first specialty cancer hospital, the Chang’an CMS International Cancer Center, in Xi’an, Shaanxi Province, is expected to commence operation in early 2010. We are also in the process of establishing the Beijing Proton Medical Center, another specialty cancer hospital, which is expected to commence operation in 2012. We expect that the Beijing Proton Medical Center will be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use.

Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases of existing centers and acquisitions. We have increased the number of centers in our network from 41 at the end of 2007 to 72 at the end of 2008 and to 83 as of September 30, 2009. Our total net revenues were RMB67.4 million, RMB14.0 million and RMB171.8 million (US$25.2 million) for the period from January 1, 2007 to October 30, 2007, the period from September 10, 2007 to December 31, 2007 and for the year ended December 31, 2008. Our total net revenues increased to RMB205.7 million (US$30.1 million) for the nine months ended September 30, 2009 from RMB102.0 million for the same period in 2008, due primarily to an increase in the number of centers in our network, including centers added to our network as a result of our acquisition of China Medstar, and an increase in the number of patient cases in existing centers. For periods prior to October 30, 2007, our predecessor is deemed the reporting entity for financial reporting purposes as a result of our reorganization. We report the financial statements of our successor entity from September 10, 2007, the date of inception of our successor entity. For additional information as to our history and reorganization and our financial presentation, see “Our History and Corporate Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Industry

The radiotherapy and diagnostic imaging market in China has several favorable characteristics. The market is expected to grow, with a compound annual growth rate, or CAGR, of 22.4% between 2008 and 2015, according to a report by Frost & Sullivan, due to the increasing incidence rate of cancer in China and awareness among physicians and patients and their adoption of advanced radiotherapy and diagnostic imaging technologies, rising household disposable income and government healthcare expenditures that will increase the affordability of such cancer treatment and diagnosis technologies. Moreover, China’s relatively underdeveloped medical infrastructure has resulted in significant unmet demand for cancer radiotherapy and diagnostic imaging services, with the per capita number of units of such medical equipment in China being significantly lower than in developed countries. For example, Frost & Sullivan estimates that China had only 0.7 linear accelerators per million people at the end of 2008 compared to 9.5 in the United States, 6.6 in Japan, 5.6 in France and 3.0 in the United Kingdom. Hospitals in China often lack the financial resources to purchase, and the experienced radiation oncologists and radiologists to operate, advanced radiotherapy and diagnostic imaging equipment. We believe that we are well positioned to benefit from these market dynamics through our ability to provide equipment and expertise to hospitals in China to establish and operate radiotherapy and diagnostic imaging centers.

Our Competitive Strengths

We believe that the following competitive strengths have, and will continue to, uniquely position us to capitalize on growth opportunities in the cancer treatment market in China:

•	leading market position and successful track record;

•	doctors with extensive cancer treatment experience developed and supported by our network;

•	market-oriented management of centers;

•	successful track record of new center development and acquisitions; and

•	strong and experienced management team.

Our Strategies

We intend to further strengthen our leading position in radiotherapy and diagnostic imaging market in China by pursuing the following strategies:

•	continue to develop new radiotherapy and diagnostic imaging centers;

•	increase marketing efforts to drive growth in patient cases at our existing centers;

•	establish specialty cancer hospitals;

•	introduce advanced cancer treatment options and diagnostic technology in our network; and

•	complement our development of new centers with selected acquisitions.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	we may encounter difficulties in successfully opening new centers or renewing agreements for existing centers due to the limited number of suitable hospital partners and their potential ability to finance the purchase of medical equipment directly;

•	we have historically derived a significant portion of our revenues from centers located at a limited number of our hospital partners and regions;

•	we conduct our business in a heavily regulated industry;

•	any failure by our hospital partners to make contracted payments to us or any disputes over, or significant delays in receiving, such payments could have a material adverse effect on our business and financial condition; and

•	our business may be harmed by technological and therapeutic changes or by shifts in doctors’ or patients’ preferences for alternative treatments.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties.

Our History and Corporate Structure

Concord Medical Services Holdings Limited, or Concord Medical, was incorporated in the Cayman Islands on November 27, 2007 and became our ultimate holding company on March 7, 2008, when the shareholders of Ascendium Group Limited, or Ascendium, a holding company incorporated in the British Virgin Islands on September 10, 2007, exchanged all of their shares for shares of Concord Medical. Prior to that, on October 30, 2007, Ascendium had acquired 100% of the equity interest in Our Medical Services, Ltd., or OMS, resulting in a change in control. We refer to this transaction as the OMS reorganization in this prospectus. Prior to the OMS reorganization, OMS, together with Shenzhen Aohua Medical Services Co., Ltd., or Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of our business.

Aohua Medical was incorporated by OMS on July 23, 1997 and OMS contributed RMB4.8 million to Aohua Medical, representing 90% of the equity interest in Aohua Medical. The other 10% of Aohua Medical was held by two nominees who acted as the custodians of such equity interest. On June 10, 2009, this 10% equity interest was transferred to our subsidiary Shenzhen Aohua Medical Leasing and Services Co., Ltd., or Aohua Leasing. The two nominees have not maintained their required capital contributions at any time subsequent to the incorporation of Aohua Medical. Due to this capital deficiency as well as other legal conditions, the two nominees had no legal rights to participate either retrospectively or prospectively at any time in any profits or losses of Aohua Medical or to share in any residual assets or any proceeds in the event that Aohua Medical encountered a liquidation event. For these reasons, we do not account for this 10% equity interest as a minority interest in our consolidated results of operations or financial position.

On July 31, 2008, our subsidiary Ascendium acquired 100% of the equity interest in China Medstar together with its wholly owned PRC subsidiary, Medstar (Shanghai) Leasing Co., Ltd., or Shanghai Medstar, for approximately £17.1 million or approximately RMB238.7 million (US$35.0 million). China Medstar, through its then subsidiary Shanghai Medstar, engaged in the provision of medical equipment leasing and management services to hospitals in the PRC. On August 17, 2009, 100% of the equity interest in Shanghai Medstar was transferred from China Medstar to Ascendium.

On October 28, 2008, we acquired control of Beijing Xing Heng Feng Medical Technology Co., Ltd., or Xing Heng Feng Medical, through our subsidiaries Aohua Leasing and CMS Hospital Management Co., Ltd., or CMS Hospital Management, by acquiring 100% of its equity interest, which corresponded to its then paid-in registered capital. We paid total consideration of approximately RMB35.0 million (US$5.1 million) for this acquisition.

We currently conduct substantially all of our operations through the following subsidiaries in the PRC:

•	Shenzhen Aohua Medical Services Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic center management services to hospitals in the PRC;

•	Shenzhen Aohua Medical Leasing and Services Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;

•	Medstar (Shanghai) Leasing Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the sale of medical equipment and the provision of radiotherapy and diagnostic equipment leasing and management services to hospitals in the PRC;

•	CMS Hospital Management Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC; and

•	Beijing Xing Heng Feng Medical Technology Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC.

The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date of this prospectus.

Corporate Information

Our principal executive offices are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013. Our telephone number at this address is (86 10) 5903-6688 and our fax number is (86 10) 5957-5252. Our registered office in the Cayman Islands is at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands KY1-1112.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.cmsholdings.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Aohua Medical, Aohua Leasing, Shanghai Medstar, CMS Hospital Management Co., Ltd., or CMS Hospital Management, and Xing Heng Feng Medical;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“we,” “us,” “our company” and “our” are to Concord Medical Services Holdings Limited, its predecessor entities and its consolidated subsidiaries; and

•	“£” is to the legal currency of the United Kingdom of Great Britain and Northern Ireland.

Unless otherwise indicated, information in this prospectus: (i) assumes that the underwriters do not exercise their option to purchase up to an additional             ADSs representing             ordinary shares from us and the selling shareholders; and (ii) does not include 4,765,800 ordinary shares reserved for issuance under our 2008 share incentive plan.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. For all dates through December 31, 2008, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. For January 1, 2009 and all later dates and periods, the exchange rate refers to the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on September 30, 2009, which was RMB6.8262 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” On November 13, 2009, the noon buying rate was RMB6.8260 to US$1.00.

THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADS offered by us	ADSs

ADS offered by the selling shareholders	ADSs

The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share. The ADSs may be evidenced by an ADR.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We and the selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs representing ordinary shares

Ordinary shares outstanding immediately after the offering	ordinary shares (or ordinary shares if the underwriters exercise the option to purchase additional ADSs in full), excluding ordinary shares reserved for issuance under our 2008 share incentive plan.

ADSs outstanding immediately after the offering	ADSs (or ADSs if the underwriters exercise the option to purchase additional ADSs in full).

Use of proceeds	We will receive net proceeds from this offering of approximately US$ million, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us. We intend to use a portion of the net proceeds we receive from this offering for the following purposes:

• approximately US$20 million to US$25 million to develop our Chang’an CMS International Cancer Center; and

• approximately US$25 million to US$30 million to develop our Beijing Proton Medical Center.

We will use the remaining portion of the net proceeds we receive from this offering for the expansion of our network of centers and for general corporate purposes, including potential acquisitions of, or investments in, other businesses or technologies that we believe will complement our current operations and expansion strategies. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Listing	We have applied to have our ADSs traded on the New York Stock Exchange, or the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

NYSE trading symbol	CCM

Lock-up	We, our directors, executive officers and all existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

Reserved ADSs	At our request, the underwriters have reserved for sale, at the public offering price, up to an aggregate of ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons through a reserved share program.

Depositary	JPMorgan Chase Bank, N. A.

Payment and settlement	The ADSs are expected to be delivered against payment on , 2009. The ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. Initially, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interest will be effected through, records maintained by DTC and its direct and indirect participants.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

Concord Medical was incorporated on November 27, 2007. On March 7, 2008, the shareholders of Ascendium exchanged their shares in Ascendium for shares of Concord Medical. As a result, Concord Medical became our ultimate holding company. Our financial statements have been prepared as if the current corporate structure had been in existence from September 10, 2007, the date on which Ascendium was incorporated. Prior to the OMS reorganization, which became effective on October 30, 2007, OMS, together with Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of the business of our company. As a result of the OMS reorganization, there was a change in control of OMS with the Ascendium shareholders effectively acquiring OMS from the OMS shareholders. For additional information relating to our history and reorganization, see “Our History and Corporate Structure.” For financial statements reporting purposes, OMS is deemed to be the predecessor reporting entity for periods prior to October 30, 2007. In our discussion for the year ended December 31, 2007, we refer to certain financial statement line items as “combined” for comparative purposes, which do not comply with U.S. GAAP. The unaudited combined amounts represent the addition of the amounts for certain financial statement line items of OMS, our predecessor, for the period from January 1, 2007 to October 30, 2007, and the amounts for the corresponding line items of Concord Medical for the period from September 10, 2007 to December 31, 2007. We have included these unaudited combined amounts as we believe they are helpful for the reader to gain a better understanding of results of operations for a complete fiscal year and to improve the comparative analysis against the results of operations for the year ended December 31, 2008. These unaudited combined amounts do not purport to represent what our financial position, results of operations or cash flows would have been if the OMS reorganization had occurred on January 1, 2007.

The following summary consolidated statements of operations and other consolidated financial data for the period from January 1, 2007 to October 30, 2007, for the period from September 10, 2007 to December 31, 2007 and for the year ended December 31, 2008 (other than the net loss per ADS data) and the summary consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following summary consolidated statements of operations and other consolidated financial data for the nine months ended September 30, 2008 and 2009 (other than the net loss per ADS data) and summary consolidated balance sheet data as of September 30, 2009 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or US GAAP. Our historical results are not necessarily indicative of our results expected for future periods.

		Concord
		Medical
	Predecessor	(Successor)	Combined	Concord Medical (Successor)
	Period from	Period from
	January 1,	September 10,
	2007 to	2007 to	Year Ended
	October 30,	December 31,	December 31,			Nine Months Ended September 30,
	2007	2007	2007	Year Ended December 31, 2008		2008	2009
		RMB	RMB	RMB	US$
	RMB					RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Summary Consolidated Statements of Operations Data
Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services	63,082	13,001	76,083	155,061	22,716	94,296	184,937	27,092
Management services	4,340	982	5,322	12,677	1,857	7,519	20,096	2,944
Other, net	—	—	—	4,051	593	178	624	91

Total net revenues	67,422	13,983	81,405	171,789	25,166	101,993	205,657	30,127
Cost of revenues:
Lease and management services	(20,396)	(1,908)	(22,304)	(25,046)	(3,669)	(14,671)	(42,144)	(6,174)
Amortization of acquired intangibles	—	(2,002)	(2,002)	(20,497)	(3,003)	(13,671)	(20,388)	(2,987)
Management services	(20)	(4)	(24)	(54)	(8)	(19)	(9)	(1)

Total cost of revenues	(20,416)	(3,914)	(24,330)	(45,597)	(6,680)	(28,361)	(62,541)	(9,162)

Gross profit	47,006	10,069	57,075	126,192	18,486	73,632	143,116	20,965
Operating expenses:
Selling expenses	(1,601)	(757)	(2,358)	(5,497)	(805)	(3,275)	(4,463)	(654)
General and administrative expenses(1)	(8,467)	(57,171)	(65,638)	(18,869)	(2,764)	(12,468)	(19,687)	(2,884)

Operating income (loss)	36,938	(47,859)	(10,921)	101,826	14,917	57,889	118,966	17,427
Other (loss) income	(2,494)	(649)	(3,143)	578	84	(5,262)	(4,275)	(626)

(Loss) income before income taxes	34,444	(48,508)	(14,064)	102,404	15,001	52,627	114,691	16,801
Income tax (expense) benefit	(15,014)	182	(14,832)	(23,335)	(3,418)	(12,611)	(25,734)	(3,770)

Net (loss) income	19,430	(48,326)	(28,896)	79,069	11,583	40,016	88,957	13,031

Accretion of Series A contingently redeemable convertible preferred shares	—	—	—	(270,343)	(39,604)	(262,286)	(23,851)	(3,494)
Accretion of Series B contingently redeemable convertible preferred shares	—	—	—	(304,763)	(44,646)	—	(38,383)	(5,623)
Net income (loss) attributable to ordinary shareholders	19,430	(48,326)	(28,896)	(496,037)	(72,667)	(222,270)	26,723	3,914

Earning (loss) per share — basic and diluted	0.39	(0.97)	(0.58)	(8.63)	(1.26)	(3.67)	0.38	0.06
Earning (loss) per ADS — basic and diluted
Shares used in computation — basic and diluted(2)	50,000,000	50,000,000	50,000,000	57,481,400	57,481,000	60,621,700	70,428,100	70,428,100
ADSs used in computation — basic and diluted

(1)	Our general and administrative expenses include share-based compensation expenses related to certain share options granted in 2007 that amounted to RMB49.5 million, RMB4.2 million (US$0.6 million) and RMB4.2 million in 2007, 2008 and for the nine months ended September 30, 2008, respectively. We did not recognize any share-based compensation expenses for the nine months ended September 30, 2009.

(2)	On November 17, 2009, we effected a share split whereby all of our issued and outstanding 704,281 ordinary shares of a par value of US$0.01 per share were split into 70,428,100 ordinary shares of US$0.0001 par value per share and the number of our authorized shares were increased from 4,500,000 to 450,000,000. The share split has been retroactively reflected in this prospectus so that share number, per share price and par value data are presented as if the share split had occurred from our inception.

	Actual					Pro Forma as
	As of December 31,			As of September 30,		Adjusted as of
	2007	2008	2008	2009		September 30, 2009(1)
	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)

Summary Consolidated Balance Sheet Data
Cash	39,792	353,991	51,858	285,703	41,854
Total current assets	66,135	492,978	72,219	466,487	68,338
Property, plant and equipment, net	54,703	349,121	51,144	557,433	81,661	557,433	81,661
Goodwill	259,282	300,163	43,972	300,163	43,972	300,163	43,972
Acquired intangible assets, net	129,998	181,838	26,638	161,450	23,652	161,450	23,652

Total assets	543,023	1,514,395	221,850	1,673,254	245,122

Long-term bank borrowings, current portion	—	39,840	5,836	44,880	6,575	44,880	6,575
Long-term bank borrowings, non-current portion	—	52,120	7,635	104,912	15,369	104,912	15,369
Series A contingently redeemable convertible preferred shares	—	254,358	37,262	269,017	39,409	—	—
Series B contingently redeemable convertible preferred shares	—	411,101	60,224	434,036	63,584	—	—
Total shareholders’ equity	394,878	565,020	82,772	591,582	86,663

Total liabilities and shareholders’ equity	543,023	1,514,395	221,850	1,673,254	245,122

(1)	Pro forma as adjusted summary consolidated balance sheet data take into account (i) the automatic conversion of all our outstanding contingently redeemable convertible preferred shares into of our ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale of ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$ per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS would increase (decrease) each of cash, total current assets, total assets, total shareholders’ equity and total liabilities and shareholders’ equity by US$ million.

	Predecessor	Concord Medical (Successor)
	Period	Period
	from	from
	January 1,	September 10,
	2007 to	2007 to
	October 30,	December 31,			Nine Months Ended September 30,
	2007	2007	Year Ended December 31, 2008		2008	2009
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	44,593	6,103	46,774	6,852	27,370	104,500	15,308
Net cash used in investing activities(1)	(50,452)	(30,441)	(376,371)	(55,136)	(300,692)	(223,426)	(32,731)
Net cash generated from financing activities	6,020	63,225	649,494	95,147	278,407	50,829	7,448
Exchange rate effect on cash	—	138	(5,698)	(834)	(5,949)	(191)	(29)
Net increase (decrease) in cash	161	39,025	314,199	46,029	(864)	(68,288)	(10,004)

(1)	Net cash used in investing activities in 2008 and for the nine months ended September 30, 2008 and 2009 includes cash used for acquisitions, net of cash acquired, of RMB231.5 million (US$33.9 million), RMB219.1 million and RMB21.5 million (US$3.2 million), respectively.

Concord
Medical
		(Successor)	Combined	Concord Medical (Successor)
	Predecessor	Period
	Period	from
	from January 1,	September 10,
	2007 to	2007 to	Year Ended
	October 30,	December 31,	December 31,			Nine Months Ended September 30,
	2007	2007	2007	Year Ended December 31, 2008		2008	2009
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
(in thousands)
Non-GAAP Financial Data
Adjusted EBITDA(1)	54,844	4,753	59,597	144,167	21,120	85,188	174,455	25,556

(1)	Adjusted EBITDA is defined as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Adjusted EBITDA is used by management to evaluate our financial performance and determine the allocation of resources and provides the management with the ability to determine our return on capital expenditure relating to our purchase of medical equipment used in our network of centers and businesses acquired. Items that are eliminated from the calculation of Adjusted EBITDA are collectively managed by our senior executive officers, taking into consideration our strategic, business and financial goals. Depreciation and amortization are primarily managed by our chief executive officer, our chief operating officer and our chief financial officer. Share-based compensation expense is primarily managed by our chief executive officer and our financial officers. Interest expense and income, income tax expense or benefit and all other items eliminated from the calculation of Adjusted EBITDA are primarily managed by our chief executive officer, our financial controller and corporate vice president. In addition, we believe that Adjusted EBITDA will be a key metric analyzed in determining the amount of new debt financing that may be available to us and, therefore, we believe this measure provides investors with additional information about our ability to fund our growth through debt financing, if needed. Furthermore, Adjusted EBITDA eliminates the impact of items that we do not consider indicative of the performance of our network of centers. For example, depreciation and amortization expenses relating to the medical equipment used in our network of centers and acquired intangibles represented historical accrued expenditures that are not indicative of the operating performance of our network of centers during the periods presented. We believe investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate our financial performance and to compare our current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA has certain limitations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense, income tax expense, interest expense and interest income as well as share-based compensation expenses have been and will be incurred in our business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization expense, interest expense and interest income, income tax expense, capital expenditures as well as share-based compensation expenses and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term Adjusted EBITDA is not defined under U.S. GAAP, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

The following table is a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

						Nine Months Ended September 30,
		Concord
	Predecessor	Medical
	Period from	(Successor)	Combined	Concord Medical (Successor)
	January 1,	Period from
	2007 to	September 10, 2007 to	Year Ended
	October 30,	December 31,	December 31,
	2007	2007	2007	Year Ended December 31, 2008		2008	2009
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net (loss) income	19,430	(48,326)	(28,896)	79,069	11,583	40,016	88,957	13,031
Interest expense, net	939	279	1,218	7,025	1,029	5,177	4,057	594
Income tax expense (benefit)	15,014	(182)	14,832	23,335	3,418	12,611	25,734	3,770
Depreciation and amortization	17,906	3,086	20,992	38,126	5,585	23,084	55,489	8,129
Share-based compensation expenses	—	49,526	49,526	4,215	617	4,215	—	—
Other adjustments*	1,555	370	1,925	(7,603)	(1,114)	85	218	32

Adjusted EBITDA	54,844	4,753	59,597	144,167	21,120	85,188	174,455	25,556

     *  Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income.

	As of December 31,		As of September 30,
Operating Data(1)	2007	2008	2009

Number of primary medical equipment owned:
Linear accelerators	1	12	16
Head gamma knife systems	15	15	16
Body gamma knife systems	8	9	10
PET-CT scanners	—	3	7
MRI scanners	2	10	16
Others(2)	8	15	16

Total	34	64	81

	Year Ended December 31,		Nine Months Ended September 30,
	2007	2008	2009

Number of patient cases treated or diagnosed by our primary medical equipment:
Linear accelerators	697	4,678	8,554
Head gamma knife systems	8,493	9,455	7,767
Body gamma knife systems	2,635	3,057	2,706
PET-CT scanners	—	1,929	3,766
MRI scanners	11,830	31,827	57,972

	Predecessor	Concord Medical (Successor)	Combined	Concord Medical (Successor)
	Period from	Period from
	January 1, 2007	September 1,	Year Ended
	to October 30,	2007 to	December 31,		Nine Months Ended September 30,
	2007	December 31, 2007	2007	Year Ended December 31, 2008	2008	2009

	(in RMB thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	3,206	877	4,083	40,506	21,588	60,183
Head gamma knife systems	40,408	8,731	49,139	65,365	47,096	51,673
Body gamma knife systems	13,537	2,565	16,102	20,071	12,225	18,204
PET-CT scanners	—	—	—	5,241	578	14,289
MRI scanners	2,899	437	3,336	15,123	7,515	27,618
Others(2)	3,032	391	3,423	8,755	5,294	12,970

Total net revenues — lease and management services	63,082	13,001	76,083	155,061	94,296	184,937

(1)	Excluding data from seven, eight and two centers under service-only agreements as of December 31, 2007, December 31, 2008 and September 30, 2009, respectively.

(2)	Other primary medical equipment used includes computed tomography scanners, or CT scanners, and emission computed tomography scanners, or ECT scanners, for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL DATA
FOR THE YEAR ENDED DECEMBER 31, 2008

The following summary unaudited pro forma combined financial information has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Concord Medical and the financial statements of China Medstar for the year ended December 31, 2008. Concord Medical’s and China Medstar’s historical information has been derived from their respective audited financial statements, included elsewhere in this prospectus. The unaudited pro forma combined income statement data give effect to our acquisition of China Medstar as if it had been completed on January 1, 2008.

The following unaudited pro forma combined financial information should be read in conjunction with our and China Medstar’s historical financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The preparation of the unaudited pro forma combined financial data appearing below is based on financial statements prepared in accordance with U.S. GAAP. These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. While the unaudited pro forma combined financial information is helpful in showing the financial characteristics of the combined companies, it is not intended to show how the combined companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations for any future date or period. We have included in the unaudited pro forma combined financial statements all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations in the historical periods. The actual consolidated results of operations may differ significantly from the pro forma amounts reflected below.

			Pro Forma		Pro Forma
	Concord Medical	China Medstar	Adjustment		Combined
		Seven-month
	Year Ended	Period Ended
	December 31, 2008	July 31, 2008			2008
	RMB	RMB			RMB	US$
	(in thousands, except share, per share and per ADS data)

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
Revenue, net of business tax, value-added tax and related surcharges:
Lease and management services	155,061	48,745			203,806	29,856
Management services	12,677	7,980			20,657	3,026
Other, net	4,051	6,148			10,199	1,494

Total net revenues	171,789	62,873			234,662	34,377

Cost of revenues:
Lease and management services	(25,046)	(14,806)	5,624	(1)	(34,228)	(5,014)

Amortization of acquired intangibles	(20,497)	—	(5,743	)(1)	(26,240)	(3,844)
Management services	(54)	(63)			(117)	(17)

Total cost of revenues	(45,597)	(14,869)			(60,585)	(8,875)

Gross profit	126,192	48,004			174,077	25,501
Operating expenses:
Selling expenses	(5,497)	(1,581)			(7,078)	(1,037)
General and administrative expenses	(18,869)	(8,340)			(27,209)	(3,986)

Operating income	101,826	38,083			139,790	20,478
Interest expense	(7,455)	(1,585)			(9,040)	(1,324)
Change in fair value of convertible notes	(464)	—			(464)	(68)
Foreign exchange loss	(325)	(230)			(555)	(81)
Loss from disposal of equipment	658	—			658	96
Interest income	430	32			462	68
Other income (expense)	7,734	(200)			7,534	1,104

Income before income taxes	102,404	36,100			138,385	20,273
Income tax expenses	(23,335)	(8,445)	21(2)		(31,759)	(4,653)

Net income from continuing operations	79,069	27,655			106,626	15,620

Pro forma income per share from continuing operations
Basic and diluted	1.38				1.85	0.27

Weighted average number of ordinary shares outstanding:
Basic and diluted	57,481,400				57,481,400	57,481,400

(1)	The aggregate purchase price of approximately £17.1 million (RMB238.7 million or US$35.0 million) for the purchase of China Medstar is comprised of the following:

	RMB	US$
	(in thousands)

Goodwill	21,210	3,107
Current assets	77,053	11,287
Long-term receivable	9,397	1,377
Property, plant and equipment	217,965	31,931
Other intangible assets- customer relationships and operating leases	52,380	7,673
Deposit for property, plant and equipment	83,505	12,233
Deferred tax assets, non-current portion	23,089	3,382
Deferred tax liabilities, non-current portion	(12,529)	(1,835)
Liabilities assumed	(233,323)	(34,180)

Total consideration paid	238,747	34,975

The preliminary purchase price allocation and preliminary intangible asset valuations described above were based on valuation work determined by us with the assistance of American Appraisal China Limited, an independent valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of shares approach. We have incorporated certain assumptions which include projected cash flows and replacement costs.

This adjustment of RMB5.6 million reflects an additional seven full months of amortization of the acquired intangibles recorded as a result of our acquisition of China Medstar on July 31, 2008 as if the acquisition had been consummated on January 1, 2008.

This adjustment of RMB5.7 million reflects an additional reduction in depreciation expense as if the acquisition had been consummated on January 1, 2008 related to medical equipment because the assigned estimated fair values are lower than the net book values as at the acquisition date.

(2)	Reflects the adjustment to income tax expense based on the pro forma adjusting entries to depreciation expense and amortization expense discussed above.

RISK FACTORS

Risks Related to Our Company

We may encounter difficulties in successfully opening new centers or renewing agreements for existing centers due to the limited number of suitable hospital partners and their potential ability to finance the purchase of medical equipment directly.

Our growth was driven by our ability to expand our network of radiotherapy and diagnostic imaging centers by primarily entering into new agreements with top-tier hospitals in China, which are 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the MOH. The agreements that hospitals enter into with us and our competitors are typically long-term in nature with terms of up to 20 years. As a result, in any locality or at any given time, there may only be a limited number of top-tier hospitals that have not yet entered into long-term agreements with us or our competitors and with which we are able to enter into new agreements. In addition, quotas imposed by government authorities as to the number and type of certain medical equipment that can be purchased, such as head gamma knife systems or PET-CT scanners, will further limit the number of top-tier hospitals that we or our competitors can enter into agreements within a given period. See “— Risks Related to Our Industry — Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.” Due to the limited supply of suitable top-tier hospitals and increasing competition, we may not be able to enter into agreements with new hospital partners or renew agreements with existing hospital partners on terms as favorable as those that we have been able to obtain in the past, or at all. Agreements with our hospital partners for three of the centers in our network, which accounted for 7.3% of our total net revenues in the nine months ended September 30, 2009, will expire in 2010. Some of our competitors may have greater financial resources than us, which may provide them with an advantage in negotiating new agreements with hospitals, including our existing hospital partners. In addition, if adequate funding becomes available for hospitals to purchase medical equipment directly, hospitals may choose to purchase and manage radiotherapy and diagnostic imaging equipment on their own instead of entering into or renewing agreements with us or our competitors. If we are unable to compete effectively in entering into agreements with new hospital partners or to renew existing agreements on favorable terms, or at all, or if hospitals choose to purchase and manage their own medical equipment, our growth prospects could be materially and adversely affected. Finally, the development of new centers generally involves a ramp-up period during which time the operating efficiency of such centers may be lower than our established centers, which may negatively affect our profitability.

We have historically derived a significant portion of our revenues from centers located at a limited number of our hospital partners and regions in which we operate and our accounts receivable are also concentrated with a few hospital partners.

We have historically derived a large portion of our total net revenues from a limited number of our partner hospitals. For the period from January 1, 2007 to October 30, 2007, the period from September 10, 2007 to December 31, 2007, for the year ended December 31, 2008 and for the nine months ended September 30, 2008 and 2009, net revenues derived from our top five hospital partners amounted to approximately 61.6%, 64.7%, 37.8%, 42.2% and 34.1% of our total net revenues, respectively. For these same five periods, three, three, one, one and two of our hospital partners, respectively, accounted for more than 10.0% of our total net revenues, and our largest hospital partner accounted for 21.7%, 24.2%, 13.5%, 14.4% and 10.7% of our total net revenues during those periods, respectively. In addition, centers located in Beijing, Henan province and Guangdong province accounted for 26.1%, 11.0% and 8.0% of our total net revenues in 2008, respectively, and 21.9%, 10.6% and 9.0% of our total net revenues for the nine months ended September 30, 2009, respectively. We may continue to experience such revenue concentration in the future. Due to the concentration of our revenues and dependence on a limited number of hospital partners, any one or more of the following events, among others, may cause material fluctuations or declines in our revenues and could have a material adverse effect on our financial condition, results of operations and prospects:

•	reduction in the number of patient cases at the centers located at these partner hospitals;

•	loss of key experienced medical professionals;

•	decrease in the profitability of such centers;

•	failure to maintain or renew our agreements with these hospital partners;

•	any failure of these hospital partners to pay us our contracted percentage of any such center’s revenue net of specified operating expenses;

•	any regulatory changes in the geographic areas where our hospital partners are located; or

•	any other disputes with these hospital partners.

In addition, three of our hospital partners, including two of our top five hospital partners, accounted for 36.4% of our total accounts receivable as of September 30, 2009. Any significant delay in the payment of such accounts receivable could have a material impact on our financial condition and results of operations.

We conduct our business in a heavily regulated industry.

The operation of our network of centers is subject to various laws and regulations issued by a number of government agencies at the national and local levels. Such rules and regulations relate mainly to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy and diagnostic imaging equipment, the licensing and operation of medical institutions, the licensing of medical staff and the prohibition on non-profit civilian medical institutions from entering into cooperation agreements with third parties to set up for-profit centers that are not independent legal entities. Our growth prospects may be constrained by such rules and regulations, particularly those relating to the procurement of large medical equipment. See “Regulation of Our Industry” for a discussion of the regulations applicable to us and our business. Also, for a detailed discussion of the specific regulatory risks we face, see “— Risks Related to Our Industry.” If we or our hospital partners fail to comply with such applicable laws and regulations, we could be required to make significant changes to our business and operations or suffer fines or penalties, including the potential loss of our business licenses, the suspension from use of our medical equipment, and the suspension or cessation of operations at centers in our network. In addition, many of the agreements we have entered into with our hospital partners provide for termination in the event of major government policy changes that cause the agreements to become inexecutable. Our hospital partners may invoke such termination right to our disadvantage.

We depend on our hospital partners to recruit and retain qualified doctors and other medical professionals to ensure the high quality of treatment services provided in our network of centers.

Our success is dependent in part upon our hospital partners’ ability to recruit and retain doctors and other medical professionals and on our and our hospital partners’ ability to train and manage these medical professionals. Although we may help our hospital partners to identify and recruit suitable, qualified doctors and other medical professionals, almost all of these medical professionals are employed by our partner hospitals rather than by us. As a result, we may have little control over whether such medical professionals will continue to work in the centers in our network. In addition, there is a limited pool of qualified medical professionals with expertise and experience in radiotherapy and diagnostic imaging in China, and our hospital partners face competition for such qualified medical professionals from other public hospitals, private healthcare providers, research and academic institutions and other organizations. In the event that our hospital partners fail to recruit and retain a sufficient number of these medical professionals, the resulting shortage could adversely affect the operation of centers in our network and our growth prospects.

Any failure by our hospital partners to make contracted payments to us or any disputes over, or significant delays in receiving, such payments could have a material adverse effect on our business and financial condition.

Most of the centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. We also provide management services to certain radiotherapy and diagnostic imaging centers through service-only agreements. Payments for treatment and diagnostic imaging services provided in the centers in our network are typically collected by our hospital partners who then pass on to us our contracted percentage of such revenue net of specific operating expenses on a periodic basis. Our total outstanding accounts receivable from our hospital partners were RMB92.8 million (US$13.6 million) and RMB119.1 million (US$17.5 million) as of December 31, 2008 and September 30, 2009, respectively. As of September 30, 2009, approximately 22.6% of our accounts receivable reported on our consolidated balance sheet as of December 31, 2008 were still outstanding. The average turnover days of the accounts receivable for the nine months ended September 30, 2009 were 117 days. Any failure by our hospital partners to pay us our contracted percentage, or any disputes over or significant delays in receiving such payments from our hospital partners, for any reason, could negatively impact our financial condition. Accordingly, any failure by us to maintain good working relationships with our hospital partners, or any dissatisfaction on the part of our hospital partners with our services, could negatively affect the operation of the centers and our ability to collect revenue, reduce the likelihood that our agreements with hospital partners will be renewed, damage our reputation and otherwise have a material adverse effect on our business, financial condition and results of operation.

We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.

We have historically complemented our organic development of new centers through the selective acquisition of complementary businesses or assets or the formation of joint ventures, and we may continue to do so in the future. For example, we recently experienced a significant growth in our business and increase in our results of operations as a result of our acquisition of China Medstar and other businesses. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. We may not be able to continue to grow our business as anticipated if we are unable to successfully identify and complete potential acquisitions in the future. Even if we successfully complete an acquisition or establish a joint venture, we may not be able to successfully integrate the acquired businesses or assets or cooperate successfully with the joint venture partner. Integration of the acquired business or assets or cooperation with the joint venture partners can be expensive, time consuming and may strain our resources. Such integration or cooperation could also require significant attention from our management team, which may prevent key members of our management from focusing on other important aspects of our business.

In addition, we may be unable to successfully integrate or retain employees or management of the acquired businesses or assets or retain the acquired entity’s patients, suppliers or other partners. Consequently, we may not achieve the anticipated benefits of any acquisitions or joint ventures. Furthermore, future acquisitions or joint ventures could result in potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, contingent liabilities or expenses, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in negotiating the conversion of a few of our cooperation agreements with our partner hospitals into lease and management agreements due to regulatory changes.

Since the effectiveness in September 2000 of the Implementation Opinions on the Classified Management of Urban Medical Institutions, which was promulgated by the MOH, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the National Development Reform Committee, or NDRC, non-profit civilian medical institutions are no longer permitted to enter into cooperation agreements or to continue to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions issued in July 2001 by the same authorities, a non-profit civilian medical institution may, if lacking sufficient funds to purchase medical equipment outright, enter into a leasing agreement pursuant to which the medical institution leases medical equipment from its partner at market rates. To comply with these regulatory changes, we have transitioned most of our cooperation agreements with non-profit civilian hospitals to lease and management agreements. However, we are still negotiating the transition of our cooperation agreements relating to 13 of our centers located at eight of our partner hospitals, which centers’ combined revenues in 2008 and for the nine months ended September 30, 2009 constituted approximately 17.3% and 11.6% of our total net revenues during those two periods, respectively. Although neither we nor any of our hospital partners have incurred any penalties to date for continuing to operate under cooperation agreements at these centers, there can be no assurance that we will not incur penalties in the future or that we will be able to successfully negotiate the conversion of these agreements. If we are unable to successfully negotiate the conversion of our cooperation agreements with these hospitals or if government authorities decide to assess penalties against either us or our hospital partners or to suspend the operation of these centers before we are able to complete the transition, our business, financial condition and results of operation could be materially and adversely affected.

We are not aware of any similar restriction on cooperation agreements imposed on military hospitals, which are hospitals owned and regulated by the military but are otherwise the same as other government-owned civilian hospitals open to the public, by military healthcare administrative authorities. Accordingly, we have maintained our cooperation agreements with nine military hospitals as of September 30, 2009. However, as military hospitals are also government-owned, if military hospitals are required by military healthcare administrative authorities to transition away from cooperation agreements in the future, we will have to negotiate a similar conversion of the agreements with our military hospital partners. If we are unable to successfully negotiate lease and management or other alternative agreements with our existing military hospital partners on terms not less favorable than those under our cooperation agreements, our business, financial condition and results of operation may be adversely affected.

We cannot assure you that government authorities will not interpret regulations differently from us to find that our lease and management agreements are still not in compliance with relevant regulations.

Based on the opinion of our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we believe that our lease and management agreements with civilian public hospital partners, which terms continue to provide that our revenues from hospital-based centers are to be calculated based on contracted percentages of each center’s revenue net of specified operating expenses, are in compliance with the Implementation Opinions on the Classified Management of Urban Medical Institutions and the Opinions on Certain Issues Regarding Classified Management of Urban Medical Institutions. However, we and our PRC counsel cannot assure you that the MOH or other competent authorities will not interpret these regulations differently to find that our lease and management agreements are still not in compliance with such regulations, in which instance, such authorities could, among other things, declare our lease and management agreements to be void, order our civilian hospital partners to terminate such agreements with us, order our civilian hospitals partners to suspend or cease operation of the centers governed by such agreements, suspend the use of our medical equipment, or confiscate revenues generated under the noncompliant agreements. Furthermore, we may have to change our business model which may not be successful. If any of the above were to occur, our business, financial condition and results of operation could be materially and adversely affected.

There may be corrupt practices in the healthcare industry in China, which may place us at a competitive disadvantage if our competitors engage in such practices and may harm our reputation if our hospital partners and the medical personnel who work in our centers, over whom we have limited control, engage in such practices.

There may be corrupt practices in the healthcare industry in China. For example, in order to secure agreements with hospital partners or to increase direct sales of medical equipment or patient referrals, our competitors, other service providers or their personnel or equipment manufacturers may engage in corrupt practices in order to influence hospital personnel or other decision-makers in violation of the anti-corruption laws of China and the U.S. Foreign Corrupt Practices Act, or the FCPA. We have adopted a policy regarding compliance with the anti-corruption laws of China and the FCPA to prevent, detect and correct such corrupt practice. However, as competition persists and intensifies in our industry, we may lose potential hospital partners, patient referrals and other opportunities to the extent that our competitors engage in such practices or other illegal activities. In addition, our partner hospitals or the doctors or other medical personnel who work in our network of centers may engage in corrupt practices without our knowledge to procure the referral of patients to centers in our network. Although our policies prohibit such practices, we have limited control over the actions of our hospital partners or over the actions of the doctors and other medical personnel who work in our network of centers since they are not employed by us. If any of them were to engage in such illegal practices with respect to patient referrals or other matters, we or the centers in our network may be subject to sanctions or fines and our reputation could be adversely affected by any negative publicity stemming from such incidents.

We are planning to establish and operate specialty cancer hospitals that will be majority owned by us and are subject to significant risks.

As part of our growth strategy we plan to establish specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. In addition, at the Beijing Proton Medical Center, one of our planned specialty cancer hospitals, we plan to offer proton beam therapy treatment services with which we have had no prior experience. Since we do not have experience in operating our own specialty cancer hospital, or in providing many of the services that we plan to offer in our specialty cancer hospitals, such as chemotherapy treatments, surgical procedures or proton beam therapy, we may not be able to provide as high a level of service quality for those treatment options as for the other treatments that are currently offered at our network of centers, which may result in damage to our reputation and our future growth prospects. In addition, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our specialty cancer hospitals. Furthermore, although our brand name is well known among referring doctors, patients are not currently familiar with our brand as we do not carry our own brand name in our network of centers under our existing agreements with our hospital partners. Therefore, when we establish our own specialty cancer hospitals under our brand name, we may not be able to immediately gain wide acceptance among patients and, thus, may be unable to attract a sufficient number of patients to our new hospitals.

We could also face increased exposure to liability claims at our specialty cancer hospitals, including claims for medical malpractice. We may need to obtain medical malpractice insurance and other types of insurance that we do not currently carry, each of which could increase our expenses and decrease our profitability. In addition, there can be no assurance that such insurance will be available at a reasonable price or that we will be able to maintain adequate levels of liability insurance coverage, if at all. In addition, our specialty cancer hospitals will also be required to obtain various quotas, permits and authorizations, which are currently the responsibility of our hospital partners under our existing agreements. See “— Risks Related to Our Industry — Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment” and “— Risks Related to Our Industry — We or our hospital partners may be unable to obtain various permits and authorizations from regulatory authorities in China relating to our medical equipment, which could delay the installation or interrupt the operation of our equipment.”

Finally, if our plans change for any reason or the anticipated timetable or costs of development change for our specialty cancer hospitals, our business and future prospects may be negatively impacted. We currently expect to obtain bank loans of approximately RMB190.0 million (US$27.8 million) in 2010 to fund the development of our specialty cancer hospitals. We may not be able to obtain such loans on terms acceptable to us, or at all. Furthermore, such loans would increase our interest expenses and could subject us to various covenants that may, among other things, restrict our ability to pay dividends or to obtain additional financing. If we are not able to obtain these bank loans, we may not be able to complete the planned specialty cancer hospitals on our expected timeline, or at all. There can be no assurance that the planned specialty cancer hospitals will be completed or that, if completed, they will achieve sufficient patient cases to generate positive operating margins. In addition, as our currently planned specialty cancer hospitals are to be established through joint ventures with other parties, we also may not be successful in cooperating with such joint venture partners in operating our specialty cancer hospitals. See “— Risk Factors Related to Our Business — We may not be able to effectively manage the expansion of our operations through any new acquisitions or joint ventures, which we may not be able to successfully execute.”

We rely on the doctors and other medical professionals providing services in our network of centers to make proper clinical decisions and we rely on our hospital partners to maintain proper control over the clinical aspects of the operation of our network of centers.

We rely on the doctors and other medical professionals who work in our network to make proper clinical decisions regarding the diagnosis and treatment of their patients. Although we develop treatment protocols for doctors, provide periodic training for medical professionals in our network of centers on proper treatment procedures and techniques and host seminars and conferences to facilitate consultation among doctors providing services in our network of centers, we ultimately rely on our hospital partners to maintain proper control over the clinical activities of each center and over the doctors and other medical professionals who work in such centers. Any incorrect clinical decisions on the part of doctors and other medical professionals or any failure by our hospital partners to properly manage the clinical activities of each center may result in unsatisfactory treatment outcomes, patient injury or possibly death. Although part of the liability for any such incidents may rest with our partner hospitals and the doctors and other medical professionals they employ, we may be made a party to any such liability claim which, regardless of its merit or eventual outcome, could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations. The centers in our network have experienced claims as to a limited number of medical disputes since they commenced operations. As of September 30, 2009, three centers in our network agreed to pay an aggregate amount of approximately RMB100,000 (US$14,649) to settle such claims. Any expenses resulting from such liability claims are generally required to be accounted for as expenses of the relevant center, which could reduce our revenue derived from such center. We do not carry malpractice or other liability insurance at many of the centers in our network, and at those centers that do carry such insurance, it may not be sufficient to cover any potential liability that may result from such claims. For our specialty cancer hospitals that are currently under development, we will likely face direct liability claims for any such incidents.

Any failures or defects of the medical equipment in our network of centers or any failure of the medical personnel who work at the centers in our network to properly operate our medical equipment could subject us to liability claims and we may not have sufficient insurance to cover any potential liability.

Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may contain defects or experience failures. We rely to a large degree on equipment manufacturers to provide technical training to the medical technicians who work in our network of centers on the proper operation of our complex medical systems. If such medical technicians are not properly and adequately trained by the equipment manufacturers or by us, they may misuse or ineffectively use the complex medical equipment in our network of centers. These medical technicians may also make errors in the operation of the complex medical equipment even if they are properly trained. Any medical equipment defects or failures or any failure of the medical personnel who work in the centers to properly operate the medical equipment could result in unsatisfactory treatment outcomes, patient injury or possibly death. Although the liability for any such incidents rests with the equipment manufacturers or the medical technicians, we may be made a party to any such liability claim which, regardless of its merit or eventual outcome, could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations. In addition, any expenses resulting from such liability claims may be accounted for as expenses of the center, which could reduce our revenue derived from such center. We do not carry product liability insurance at any of the centers in our network.

Any downtime for maintenance and repair of our medical equipment could lead to business interruptions that could be expensive and harmful to our reputation and to our business.

Significant downtime associated with the maintenance and repair of medical equipment used in our network of centers would result in the inability of the centers to provide radiotherapy treatment or diagnostic imaging services to patients in a timely manner. We primarily rely on equipment manufacturers or third party service companies for maintenance and repair services. The failure of manufacturers or third party service companies to provide timely repairs on our equipment could interrupt the operation of centers in our network for extended periods of time. Such extended downtime could result in lost revenues for us and our partner hospitals, dissatisfaction on the part of patients and our partner hospitals and damage to the reputation of the centers in our network, our partner hospitals and our company.

We rely on a limited number of equipment manufacturers.

Much of the medical equipment used in our centers is highly complex and is produced by a limited number of equipment manufacturers in the global marketplace. These equipment manufacturers provide training on the proper operation of our medical equipment to the medical personnel who work in the centers in our network as well as maintenance and repair services for such equipment. Any disruption in the supply of the medical equipment or services from these manufacturers may delay the development of new centers or negatively affect the operation of existing centers and could have a material adverse effect on our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our executive officers and other key personnel, and our business may be severely disrupted if we lose their services.

We depend on key members of our management team, which includes Mr. Jianyu Yang, a director and our chief executive officer and president, Dr. Zheng Cheng, a co-chairman of our board of directors and our chief operating officer, Mr. Steve Sun, a co-chairman of our board of directors and our chief financial officer, Mr. Jing Zhang, a director and our executive president, Mr. Yaw Kong Yap, a director and our financial controller, and Mr. Boxun Zhang, our corporate vice president, as well as other key personnel for the continued growth of our business. The loss of any of these members of our management team or other key employees could delay the implementation of our business strategy and adversely affect our operations. Our future success will also depend in large part on our continued ability to attract and retain highly qualified management personnel. The process of hiring suitable, qualified personnel is often lengthy and such talented and highly qualified management personnel is often in short supply in China. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy. Although none of the key members of our management team is nearing retirement age in the near future and we are not aware of any key members of our management team or other key personnel planning to retire or leave us, if one or more of such personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Consequently, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, we do not maintain key employee insurance. We have entered into employment agreements and confidentiality agreements with all of the key members of our management team and other key personnel. However, if any disputes arise between any of our key members of our management team or other key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all key members of our management team and other key personnel reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Our reported earnings could decline if we recognize impairment losses on intangible assets and goodwill relating to the OMS reorganization and other acquisitions.

As a result of the OMS reorganization in October 2007 and our acquisitions of China Medstar and other businesses in 2008, we have recorded goodwill as well as certain acquired intangibles, which intangibles are amortized over their respective estimated useful lives. In addition, we may continue to selectively acquire complementary businesses in the future that may result in increases in recorded goodwill and acquired intangibles. Such goodwill is tested for impairment by us annually or more frequently if an event occurs or a circumstance develops that would require more frequent assessments. Examples of such events or circumstances include, but are not limited to, a significant adverse change in the legal or business climate, an adverse regulatory action or unanticipated competition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Goodwill; — Acquired Intangible Assets, net.” In the future, we could recognize impairment losses on the intangible assets and goodwill, which could result in a charge to our reported results of operations and cause our reported earnings to decline.

We do not have insurance coverage for some of our medical equipment and do not carry any business interruption insurance.

We do not have insurance for six units of our medical equipment, which are electroencephalography and thermotherapy equipment from which centers we derived less than 1.0% of our total revenues in 2008 and for the nine months ended September 30, 2009. Damage to, or the loss of, such uninsured equipment due to natural disasters, such as fires, floods or earthquakes, could have an adverse effect on our financial condition and results of operation. In addition, the operations in our network of centers may be particularly vulnerable to natural disasters that disrupt transportation since many patients travel long distances to reach such centers. Also, we do not have any business interruption insurance. Any business disruption could result in substantial expenses and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. For example, the strong earthquake that struck Sichuan Province in May 2008 resulted in the suspension of operations at three of our centers in Chengdu, the provincial capital of Sichuan Province, for approximately one month due to the diversion of hospital resources toward the treatment of earthquake victims.

Most of our radiotherapy and diagnostic imaging equipment contains radioactive materials or emits radiation during operation.

Most of the radiotherapy and diagnostic imaging equipment in our network of centers, including gamma knife systems, proton beam therapy systems, linear accelerators and PET-CT systems, contain radioactive materials or emit radiation during operation. Radiation and radioactive materials are extremely hazardous unless properly managed and contained. Any accident or malfunction that results in radiation contamination could cause significant harm to human beings and could subject us to significant legal expenses and result in harm to our reputation. Although equipment manufacturers and our hospital partners and their staff may bear some or all of the liability and costs associated with any accidents or malfunctions, if we are found to be liable in any way we may also face severe fines, legal reparations and possible suspension of our operating permits, all of which could have a material and adverse effect on our business, results of operations and financial condition. Also, certain of our medical equipment require the periodic replacement of their radioactive source materials. We do not directly oversee the handling of radioactive materials during the replacement or reloading process or during the disposal process, and any failure on the part of our hospital partners to handle or dispose of such radioactive materials in accordance with PRC laws and regulations may have an adverse effect on the operation of such centers.

Any change in the regulations governing the use of medical data in China, which are still in development, could adversely affect our ability to use our medical data and could potentially subject us to liability for our past use of such medical data.

The centers in our network collect and store medical data from radiotherapy treatments for purposes of analysis, use in training doctors providing services in our network and improving the effectiveness of the treatments provided in our network of centers. In addition, doctors in our network utilize such medical data to conduct clinical research. We do not make any such medical data public and only keep such medical data for our internal use and for research purposes by doctors upon the approval of our medical affairs department and our hospital partners. Chinese regulations governing the use of such medical data are still in development but currently do not impose any restrictions on the internal use of such data by us as long as we have the permission of our hospital partners who have ownership of such data. Any change in the regulations governing the use of such medical data could adversely affect our ability to use such medical data and could subject us to liability for past use of such data, either of which could have a material adverse effect on our business, operations and financial results.

Our directors, executive officers and significant shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this prospectus, our directors, executive officers and significant shareholders beneficially owned approximately 59.4% of our outstanding share capital prior to this offering and will beneficially own approximately            % of our outstanding share capital upon completion of this offering, assuming no exercise of the over-allotment option. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our third amended and restated articles of association will become effective immediately upon the completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated financial statements for the period from January 1, 2007 to December 31, 2008, our independent registered public accounting firm communicated to us a material weakness and certain significant and other deficiencies in our internal control procedures, which could adversely affect our ability to initiate, authorize, record, process and report financial data reliably in accordance with U.S. GAAP. As a result, there is more than a remote likelihood that a more than inconsequential misstatement of our consolidated financial statements will not be prevented or detected. Specifically, the material weakness identified consists of an ineffective control environment over financial reporting due to (i) an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training; (ii) insufficient controls around the establishment and maintenance of an oversight function and communication of internal controls, policies and procedures to support our financial reporting obligations; and (iii) a lack of a comprehensive set of internal control policies and procedures and related controls to monitor the operating effectiveness of these controls. The significant deficiencies identified consist of (i) a lack of a timely formal review process for outstanding accounts receivable; (ii) a lack of a process to document investment proposals and lack of a formal policy for equipment impairment assessment; and (iii) a lack of controls over agreements and contracts with our hospital partners. We are in the process of remediating such material weakness and significant and other deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, the remedial measures that we have taken or intend to take may not fully address such material weakness and significant and other deficiencies, and additional material weakness and significant and other deficiencies, in our internal control over financial reporting may be identified in the future.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a management assessment of, and a report by our independent registered public accounting firm on, the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2010. During the assessment process that we will undertake for compliance with Section 404, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting that we may not be able to remediate in time to meet the deadline imposed by Section 404, and our management may conclude that our internal control over financial reporting is not effective. In addition, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may determine that our internal controls over financial reporting is not effective and may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Our failure to establish and maintain effective internal control over financial reporting could increase the risk of material misstatements in our financial statements and cause failure to meet our financial and other reporting obligations, which would likely cause investors to lose confidence in our reported financial information and lead to a significant decline in the trading price of our ADSs.

In addition, unlike most companies, our internal controls over financial reporting will need to be designed to cover a significant number of our hospital partners located in cities throughout China due to the fact that we are heavily dependent on timely and accurate receipt of key financial information from our hospital partners so we can complete our financial reporting process. We may identify control deficiencies as a result of the assessment process that we will undertake to comply with Section 404, including but not limited to internal audit resources and formalized and documented closing and reporting processes. We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404 but we may be unable to do so. Our failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

We may require additional funding to finance our operations, which financing may not be available on terms acceptable to us or at all, and if we are able to raise funds, the value of your investment in us may be negatively impacted.

Our business operations may require expenditures that exceed our available capital resources. We currently expect to obtain bank loans of approximately RMB190.0 million (US$27.8 million) in 2010 to fund the development of our specialty cancer hospitals. Although we currently do not expect that we will require funding in addition to these bank loans to finance our future growth, to the extent that our funding requirements exceed our financial resources, we will be required to seek additional financing or to defer planned expenditures. There can be no assurance that we can obtain these bank loans or additional funds on terms acceptable to us, or at all. In addition, our ability to raise additional funds in the future is subject to a variety of uncertainties, including, but not limited to:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising and debt financing activities; and

•	economic, political and other conditions in China and elsewhere.

Furthermore, if we raise additional funds through equity or equity-linked financings, your equity interest in our company may be diluted. Alternatively, if we raise additional funds by incurring debt obligations, we may be subject to various covenants under the relevant debt instruments that may, among other things, restrict our ability to pay dividends or obtain additional financing. Servicing such debt obligations could also be burdensome to our operations. If we fail to service such debt obligations or are unable to comply with any of these covenants, we could be in default under such debt obligations and our liquidity and financial condition could be materially and adversely affected.

We have granted security interests over certain of our medical equipment in order to secure bank borrowings. Any failure to satisfy our obligations under such borrowings could lead to the forced sale of such equipment.

In order to secure bank loans in an aggregate amount of RMB112.8 million (US$16.5 million) and RMB179.8 million (US$26.3 million) as of December 31, 2008 and September 30, 2009, respectively, we have granted security interests in equipment with a net carrying value of RMB81.6 million (US$12.0 million) and RMB217.6 million (US$31.9 million), respectively, representing 23.4% and 39.0% of the net value of our net property, plant and equipment of RMB349.1 million (US$51.1 million) and RMB557.4 million (US$81.7 million), respectively. Any failure on our part to satisfy our obligations under these loans could lead to the forced sale of our medical equipment that secure these loans, the suspension of the operation of the centers in which such medical equipment is used, or otherwise damage our relationship with our hospital partners and our reputation in the medical community, all of which could have a material adverse effect on our business, financial condition and results of operation. We may grant additional security interests in our equipment in order to secure future bank borrowings, including the bank borrowings of approximately RMB190.0 million (US$27.8 million) that we expect to obtain in 2010 to fund the development of our specialty cancer hospitals.

Our business may be adversely affected by fluctuations in the value of the Renminbi as a significant portion of our capital expenditures relates to the purchase of medical equipment priced in U.S. dollars.

A significant portion of our capital expenditures relates to the purchase of radiotherapy and diagnostic imaging equipment from manufacturers outside of China. As the price of such equipment is denominated almost exclusively in U.S. dollars, any depreciation in the value of the Renminbi against the U.S. dollar could cause a significant increase our capital expenditures, reduce the profitability of our network of centers and have a material and adverse effect on our business, results of operations and financial condition.

If we grant employee share options, restricted shares or other equity incentives in the future, our net income could be adversely affected.

We adopted our 2008 share incentive plan on October 16, 2008. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Statement No. 123(R), Share-Based Payment, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. We have not issued any share options under our 2008 share incentive plan. However, we granted share options in 2007, before adopting our 2008 share incentive plan, to certain executive officers that were subsequently exercised in 2008. As a result, we have incurred share-based compensation expenses of approximately RMB49.5 million for the period from September 10, 2007 to December 31, 2007 and RMB4.2 million (US$0.6 million) in 2008 related to such options, which resulted in us incurring a net loss for the period from September 10, 2007 to December 31, 2007 of RMB48.3 million. If we grant more options, restricted shares or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” and Note 19 to our consolidated financial statements included in this prospectus for a more detailed presentation of accounting for our share-based compensation plan.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

We are exempt from certain corporate governance requirements of the NYSE.

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members in our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we will establish a compensation committee, seek shareholder approval for the implementation of share incentive plans and for the increase in the number of shares available to be granted under share incentive plans and adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2009. However, we must make a separate determination each year as to whether we are a PFIC and we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2009 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are treated as a PFIC for any taxable year during which United States Holders (as defined in “Taxation — United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holders. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Risks Related to Our Industry

Healthcare administrative authorities in China currently set procurement quotas for certain types of medical equipment.

The procurement, installation and operation of large medical equipment in China are regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the MOH, the NDRC, and the Ministry of Finance. Pursuant to these rules, quotas for large medical equipment are set by the NDRC and the MOH or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, procurement planning and approval are conducted by the MOH and the NDRC and large medical equipment procurement licenses are issued by the MOH. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval are conducted by the relevant provincial healthcare administrative authorities with ratification by the MOH and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. These rules apply to all public and private civilian medical institutions, whether non-profit or for-profit. Although these rules do not directly apply to military hospitals in China, which are hospitals owned and regulated by the military but are otherwise the same as other government-owned civilian hospitals open to the public, they are used as a reference by the healthcare administrative authority of the general logistics department of the PRC People’s Liberation Army, or the PLA, in approving the procurement of such medical equipment. The procurement regulations stipulate that from 2007 to 2010, the issuance of procurement licenses for no more than 60 head gamma knife systems shall be approved nationwide. Of these 60 systems, 37 have already been allocated as of the date of this prospectus, out of which four have been allocated to our hospital partners. In addition, procurement regulations stipulate that from 2008 to 2010, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 38. Of these 38 systems, 26 have already been allocated as of the date of this prospectus, out of which none has been allocated to our hospital partners since all of our partner hospitals where our PET-CT scanners are located are military hospitals as of the date of this prospectus. There is currently no guidance as to the total number of Class A large medical equipment procurement licenses that may be issued for other types of Class A large medical equipment that the centers in our network operate. In addition, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. Although we do not expect the current number of procurement licenses available to have a significant impact on our existing expansion plan until the end of 2010, any unexpected change as to the number of procurement licenses currently available as a result of any change in government policy, increases in competition and the number of applicants for the procurement licenses or other factors, or any failure of our hospital partners to obtain such licenses as expected, could all adversely affect our existing expansion plan resulting in a material and adverse effect on our business, financial condition and results of operations. In addition, the limitation on the number of procurement licenses available and any adverse change to such procurement licenses available in the future may affect our expansion plan after 2010, which could have a material adverse effect on our future prospects.

In addition, for most of the medical equipment that we intend to install and operate in our specialty cancer hospitals, we will need to obtain large medical equipment procurement licenses from the MOH or provincial level healthcare administrative authorities. Such licenses might not be obtained in a timely manner or at all, which could delay or prevent the opening of our specialty cancer hospitals, and could have a material adverse effect on our growth strategy and results of operations. See “— Risks Related to Our Business — We are planning to establish and operate specialty cancer hospitals that are majority owned by us and are subject to significant risks.”

Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.

The quota requirement for large medical equipment procurement became effective in March 2005. A medical institution that houses equipment purchased prior to that time is required to retroactively apply for and obtain a large medical equipment procurement license. If a medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment must be obtained in lieu thereof. As of the date of this prospectus, of the 73 units of medical equipment in the centers in our network that are subject to large medical equipment procurement quota requirements, 41 were issued with a procurement license, three were issued with an interim procurement permit subsequent to the implementation of the quota requirement, 21 were issued with procurement permits or authorizations by competent regulatory authorities prior to the implementation of the quota requirement but have not received new procurement licenses or interim procurement permits under the quota requirements that became effective in 2005, and eight, which accounted for approximately 8.4% and 7.2% of our total net revenues in 2008 and for the nine months ended September 30, 2009, respectively, have not yet been issued with any procurement license or permit. Although our hospital partners have applied to the competent regulatory authorities for procurement licenses for these last 29 centers, we cannot assure you that they will be successful. If our hospital partners fail to receive either a procurement license or an interim procurement permit, the centers in our network operating such medical equipment may be required to discontinue operations and may be deprived of the revenue derived from the operation of such equipment or assessed a fine, any of which could have a material adverse effect on our business, financial condition and results of operation.

Based on the opinion of our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we believe that the 21 units of equipment, for which procurement permits or authorizations were obtained from the regulatory authorities prior to the implementation of the quota requirement but no new procurement licenses or interim procurement permits under the 2005 quota requirements have been issued, are unlikely to face fines or other penalties from such regulatory authorities, although we cannot be certain. These 21 units of equipment accounted for approximately 28.6% and 19.6% of our total net revenues in 2008 and for the nine months ended September 30, 2009, respectively. In addition, for the three units of medical equipment that were issued with interim procurement permits subsequent to the implementation of the quota requirement, the relevant regulations require that hospitals pay taxes derived from the use of equipment covered by such interim permits, which may increase the operating costs of the centers in our network that operate such equipment. Also, upon the expiration of the useful life of medical equipment issued with interim procurement permits, hospitals are not permitted to replace such medical equipment with a newer model, in which case we may not be able to continue or renew our agreements with such hospital partners with interim procurement permits for medical equipment reaching the end of its life unless they are able to obtain a new procurement license.

Pricing for the services provided by our network of centers may be adversely affected by reductions in treatment fees set by the Chinese government.

Centers in our network are primarily located in non-profit civilian and military hospitals in China. The medical service fees charged by these non-profit hospitals are subject to price ceilings set by the relevant provincial or regional price control authorities and healthcare administrative authorities in accordance with the Opinion Concerning the Reform of Medical Service Pricing Management issued on July 20, 2000 by the NDRC and the MOH. See “Regulation of Our Industry.” These price ceilings can be adjusted by those authorities downwards or upwards from time to time. For example, in 2006, treatment fees for the head gamma knife in one of the centers in our network decreased by approximately 30% and in 2007, and treatment fees for the body gamma knife in one of the centers in our network decreased by approximately 25%. However, overall, the average medical service fees for each of the treatments and diagnostic imaging services provided across our network of centers have remained stable since 2007. The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, who in turn provide immediate notice to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. If treatment fees for the services provided by the centers in our network are reduced by the government, our contracted percentage of each center’s revenue net of specified operating expenses may decrease, hospitals may be discouraged from entering into or renewing their agreements with us, and our business, financial condition and results of operations may be materially and adversely affected.

Our business may be harmed by technological and therapeutic changes or by shifts in doctors’ or patients’ preferences for alternative treatments.

The treatment of cancer patients is subject to potentially revolutionary technological and therapeutic changes. Future technological developments could render our equipment and the services provided in our network of centers obsolete. We may incur significant costs in replacing or modifying equipment in which we have already made a substantial investment prior to the end of its anticipated useful life. In addition, there may be significant advances in other cancer treatment methods, such as chemotherapy, surgery, biological therapy, or in cancer prevention techniques, which could reduce demand or even eliminate the need for the radiotherapy services that we provide. Also, patients and doctors may choose alternative cancer therapies over radiotherapy due to any number of reasons. Any shifts in doctors’ or patients’ preferences for other cancer therapies over radiotherapy may have a material adverse effect on our business, financial condition and results of operations.

The technology used in some of our radiotherapy equipment, particularly our body gamma knife and our proton beam therapy system, has been in use for a limited period of time and the international medical community has not yet developed a large quantity of peer-reviewed literature that supports their safe and effective use.

The technology in some of our radiotherapy equipment, particularly the body gamma knife system and the proton beam therapy system, has been in use for a limited period of time, and the international medical community has not yet developed a large quantity of peer-reviewed literature that supports their safe and effective use. As a result, such technology may not continue to gain acceptance by doctors and patients in China or may lose any acceptance such technology has previously gained if negative information were to emerge concerning their effectiveness or safety. As our agreements with manufacturers do not directly address such contingencies, we cannot assure you that equipment manufacturers would allow us to return their equipment or to otherwise reimburse us for any losses that we may suffer under all such circumstances. Since each unit of our medical equipment represents a significant investment, any of the foregoing could have a material adverse effect on our business, financial condition and results of operation.

Our business may be adversely affected by impending healthcare reforms in China.

In January 2009, the Chinese government approved in principle a healthcare reform plan to address the affordability of healthcare services, the rural healthcare system and healthcare service quality in China. In March, 2009, the Chinese government published the healthcare reform plan for 2009 to 2010, which broadly addressed medical insurance coverage, essential medicines, provision of basic healthcare services and reform of public hospitals. The published healthcare reform plan also called for additional government spending on healthcare over the next three years of RMB850.0 billion to support the reform plan. Many details related to the implementation of the healthcare reform plan are not yet clear. Any policy changes that, for example, reduce treatment fees or provide more funding for hospitals to purchase their own equipment, may have a material and adverse effect on our business, financial condition and results of operations.

Some details of the implementation of the healthcare reform that have been published, including a policy drafted jointly by five ministries, including the Ministry of Finance, NDRC and MOH, providing general principles and guidelines for government subsidies and investments in the public healthcare system, a policy statement allowing doctors to practice in up to three hospital within the same province, and the release of a list of 307 essential drugs whose prices are subject to central government guidelines and provincial government tenders. The distribution of these drugs is expected to encompass all government-owned healthcare facilities by 2020.

In addition, the government has implemented a pilot plan as to the new rural healthcare insurance program whereby patients are required to pay hospitals only a portion of their medical expenses upfront and hospitals are required to seek payment of the balance from the government. Any resulting disputes or late or delinquent reimbursement payments may affect the collection of revenue at our network of centers and could increase our accounts receivables days.

We or our hospital partners may be unable to obtain various permits and authorizations from regulatory authorities in China relating to our medical equipment, which could delay the installation or interrupt the operation of our equipment.

For our hospital-based centers, our hospital partners are required to obtain a radiation safety permit from the Ministry of Environmental Protection, or MEP, and a radiotherapy permit from the competent healthcare administrative authorities in order to operate the medical equipment in our network of centers that contains radioactive materials or emit radiation during operation. Our hospital partners are also required to obtain a radiation worker permit from the competent provincial healthcare administrative authorities for each medical technician who operates such equipment. Any failure on the part of our hospital partners to obtain approvals or renewals of these permits from the MEP or the competent healthcare administrative authorities could delay the installation, or interrupt the operation, of our medical equipment, either of which could have a material adverse effect on our business, financial condition and results of operation.

Each of our planned specialty cancer hospitals that will be majority owned by us will be required to obtain a radiation safety permit from the MEP and a radiotherapy permit as well as a medical institution practicing license and radiation worker permits for our staff from the relevant provincial healthcare administrative authorities. Any failure on our part to obtain approvals or renewals of these permits could delay the opening, or interrupt the operation, of our specialty cancer hospitals, which could have a material adverse effect on our business, financial condition and results of operation. For more information on risks related to our planned specialty cancer hospitals, see “— Risks Related to Our Business — We are planning to establish and operate specialty cancer hospitals that are majority owned by us and are subject to significant risks.”

If the government and public insurers in the PRC do not continue to provide sufficient coverage and reimbursement for the radiotherapy and diagnostic imaging services provided by our network of centers, our revenues could be adversely affected.

Although self payments account for a high percentage of total medical expenses in China, approximately 20.4% of total medical expenses were sourced from direct payments by the government and approximately 34.5% of total medical expenses were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers in 2007, according to the MOH. For public servants and others covered by 1989 Administrative Measure on Public Health Service and the 1997 Circular of Reimbursement Coverage of Large Medical Equipment of Public Health Service, the government currently either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and MRI scanners. However, gamma knife treatments and PET scans are currently not eligible for reimbursement under this plan. Urban residents in China are covered by one of two urban public medical insurance schemes and rural residents are covered under a new rural healthcare insurance program launched in 2003. The urban employees basic medical insurance scheme, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. For urban non-workers and rural residents, the types of cancer diagnosis and radiotherapy treatments that are covered are generally set with reference to the policy for urban employees in the same region of the country, but the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. See “Regulation of Our Industry — Medical Insurance Coverage” for more information. We cannot assure you that the current coverage or reimbursement levels for cancer diagnosis or radiotherapy treatments will persist. If the national or provincial authorities in China decide to reduce the coverage or reimbursement levels for the radiotherapy and diagnostic imaging services provided by our network of centers, patients may opt for or be forced to resort to other forms of cancer therapy and our business, financial condition and results of operation could be materially and adversely affected.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

All of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The approval of the PRC Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the M&A rule, which took effect on September 8, 2006, to more effectively regulate foreign investment in PRC domestic enterprises. The M&A rule also contains a provision requiring offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The application of this M&A rule is currently unclear. However, our PRC counsel, Jingtian & Gongcheng Attorneys At Law, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A rule, the M&A rule does not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiaries is not subject to the M&A rule due to the fact that each of them was already a foreign-invested enterprise before September 8, 2006, the effective date of the M&A rule. Jingtian & Gongcheng Attorneys At Law has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the M&A rule.

However, if the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into China or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

We cannot predict when the CSRC may promulgate additional implementing rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering and consequently we conclude we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Furthermore, any delay in the issuance of such implementing rules or guidance may create additional uncertainties with respect to this offering. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the M&A Rule. Uncertainties and/or negative publicity regarding the M&A Rule could have a material adverse effect on the trading price of our ADSs.

The M&A rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

In 2005, the State Administration of Foreign Exchange, or the SAFE issued a number of rules regarding offshore investments by PRC residents. The currently effective rule, the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted Via Offshore Special Purpose Companies, known as SAFE Circular No. 75, was issued on October 21, 2005 and further clarified by Circular No. 106 issued by the SAFE on May 29, 2007. SAFE Circular No. 75 requires PRC residents to register with and receive approvals from the SAFE in connection with certain offshore investment activities. Since we are a Cayman Islands company that is controlled by PRC residents, we are affected by the registration requirements imposed by SAFE Circular No. 75. Also, any failure by our shareholders who are PRC residents to comply with SAFE Circular No. 75, or change in SAFE policy and regulations in respect of SAFE Circular No. 75, could adversely affect us in a variety of ways. SAFE Circular No. 75 provides, among other things, that prior to establishing or assuming control of an offshore company for the purpose of transferring to that offshore company assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) who is an ultimate controller of the offshore company must complete prescribed registration procedures with the relevant local branch of the SAFE. Such PRC resident must amend his or her SAFE registration under certain circumstances, including upon any further transfer of equity interests in, or assets of, an onshore enterprise to the offshore company as well as any material change in the capital of the offshore company, including by way of a transfer or swap of shares, a merger or division, a long-term equity or debt investment or the creation of any security interests in favor of third parties. The registration and filing procedures under SAFE rules are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholder loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. SAFE Circular No. 75 applies retroactively and to indirect shareholdings. PRC residents who have established or acquired direct or indirect control of offshore companies that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006. The failure or inability of a PRC resident shareholder to receive any required approvals or make any required registrations could subject the PRC subsidiary to fines and legal sanctions, restrict the offshore company’s additional investments in the PRC subsidiary, or limit the PRC subsidiary’s ability to make distributions or pay dividends offshore. Due in part to the uncertainties relating to the interpretation and implementation of SAFE Circular No. 75, its effect on companies such as ours is difficult to predict.

Currently, several of our shareholders who are residents in the PRC and are subject to the above registration or amendment of registration requirements have applied to SAFE’s local branches to make the required make-up SAFE registration with respect to their existing investments in our company. Because of the current suspension of acceptance of such make-up registration by the SAFE authorities due to reportedly forthcoming new SAFE regulations, such shareholders’ applications are still pending. We cannot assure you that these shareholders’

pending applications will eventually be approved by the authorities. Furthermore, there may be additional PRC shareholders, whose identities we may not be aware of and whose actions we do not control, who are not in compliance with the registration procedures set forth in SAFE Circular No. 75. If the SAFE determines that any of our PRC shareholders failed to make filings that they should have made with respect to any of our offshore entities, we could be subject to fines and legal penalties, or the SAFE could impose restrictions on our foreign exchange activities, including the payment of dividends and other distributions to us or our affiliates and our PRC subsidiaries’ ability to receive capital from us. Any of these actions could, among other things, materially and adversely affect our business operations, acquisition opportunities and financing alternatives.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds from this public offering or any further offerings, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

We may also decide to finance our PRC subsidiaries through capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

We receive all of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China, if any. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. In particular, if our PRC subsidiaries borrow foreign currency from us or other foreign lenders, they must do so within approved limits that satisfy their approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with the SAFE or its local counterpart. In practice, it could be time-consuming to complete such SAFE registration process.

If we finance our PRC subsidiaries through additional capital contributions, the amount of these capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. On August 29, 2008,

SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies, determined by the Bank of China, against which it can rise or fall by as much as 0.3% each day.

There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. In addition, as we rely entirely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars that we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

The increase in the PRC enterprise income tax and the discontinuation of the preferential tax treatment currently available to us could, in each case, result in a decrease of our net income and materially and adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% state and 3% local enterprise income tax rate. There were various preferential tax treatments promulgated by national tax authorities that were available to foreign-invested enterprises or enterprises located in certain areas of China. In addition, some local tax authorities may allow enterprises registered in their tax jurisdiction to enjoy lower preferential tax treatments according to local preferential tax policy. For example, Shanghai Medstar was entitled to a reduced enterprise income tax rate of 15% before January 1, 2008 due to its status as a foreign-invested manufacturing enterprise registered in the Shanghai Waigaoqiao free trade zone.

The PRC Enterprise Income Tax Law, or the EIT Law, was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted in accordance with the then prevailing tax laws and regulations prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. In 2009, our subsidiaries Aohua Medical and Shanghai Medstar each had a preferential income tax rate of 20% that is scheduled to increase to 22% in 2010, 24% in 2011 and 25% in 2012. We cannot assure you that the preferential income tax rates that we enjoy will not be phased out at a faster rate or will not be discontinued altogether, either of which could result in a decrease of our net income and materially and adversely affect our financial condition and results of operations.

Also, the reduced enterprise income tax rate of 15%, as described above, that our subsidiary Shanghai Medstar enjoyed before January 1, 2008, for which only foreign-invested manufacturing enterprises registered in the Shanghai Waigaoqiao free trade zone were eligible, was granted based on Shanghai tax authorities’ local preferential tax policy. It is uncertain whether the transitional tax rates under the EIT Law would apply to companies that enjoyed a preferential reduced tax rate of 15% under a local preferential tax policy. If Shanghai Medstar cannot enjoy the such transitional tax rates under the EIT Law, it will be subject to the standard enterprise income tax rate, which is currently 25%, and our income tax expenses would increase, which would have a material adverse effect on our net income and results of operation. In addition, under current PRC regulations, if it is determined that a taxpayer has underpaid tax due to prior incorrect advice from relevant tax authorities, the taxpayer may still be required to retroactively pay the full amount of unpaid tax within three years of such determination, although the taxpayer would not be subject to any penalty or late payment fee. If we are required to make such retroactive tax payments due to the retroactive cancellation of Shanghai Medstar’s preferential reduced enterprise income tax rate of 15%, our financial condition and results of operation could be materially and adversely affected.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

In addition, under the EIT law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, which became effective on October 27, 2009, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate, through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

According to the Double Taxation Arrangement (Hong Kong), Notice 112 and Notice 601, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Thus, as Cyber Medical Network Limited, or Cyber Medical, is a Hong Kong company and owns 100% of CMS Hospital Management, under the aforementioned arrangement dividends paid to us through Cyber Medical by CMS Hospital Management may be subject to the 5% income tax if we and Cyber Medical are considered as “non-resident enterprises” under the EIT Law and Cyber Medical is considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If Cyber Medical is not regarded as the beneficial owner of any such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to normal withholding income tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

The British Virgin Islands, where OMS, the direct holding company of Aohua Medical and Aohua Leasing, is incorporated, does not have a tax treaty with the PRC. Thus, if OMS is considered a “non-resident enterprise” under the EIT law, the 10% withholding tax would be imposed on our dividend income received from Aohua Medical and Aohua Leasing.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

Dividends payable by us to our foreign investors and gains on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but have income not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. It is unclear whether dividends paid on our ordinary shares or ADSs, or any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC tax. If we are considered a PRC “resident enterprise,” then any dividends paid to our overseas shareholders or ADS holders that are “non-resident enterprises” may be regarded as being derived from PRC sources and, as a result, would be subject to PRC withholding tax at a rate of 10%. In addition, if we are considered a PRC “resident enterprise,” non-resident enterprise shareholders of our ordinary shares or ADSs may be eligible for the benefits of income tax treaties entered into between China and other countries. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, the scope of many PRC laws and regulations are uncertain, and their implementation could differ significantly in different localities. In certain instances, local implementation rules and their implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not determine that we have not been in compliance with certain laws or regulations.

We face risks related to natural disasters and health epidemics in China, which could have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province experienced a strong earthquake, measuring approximately 8.0 on the Richter scale, that caused widespread damage and casualties. In addition, as our network of radiotherapy and diagnostic imaging centers are located in hospitals across China, our operations may be particularly vulnerable to any health epidemic. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and has spread to other countries, including China. If the outbreak of swine flu were to become widespread in China or increase in severity, it could have an adverse effect on economic activity in China, and our business and operations could be adversely affected. Any future natural disasters or health epidemics in the PRC could also have a material adverse effect on our business and results of operations.

Risks Related to This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied for our ADSs to be included for listing on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us or our competitors;

•	announcements of studies and reports relating to the effectiveness or safety of the services provided in our network of centers or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other medical services companies;

•	addition or departure of our senior management and other key personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our net tangible book value per ADS as of September 30, 2009, or dilution of approximately US$             per ADS assuming the full exercise by the underwriters of the over-allotment option, representing the difference between our net tangible book value per ADS as of September 30, 2009, after giving effect to this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of stock options. See “Dilution” for a more complete description.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have             ordinary shares outstanding, including             ordinary shares represented by             ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the applicable lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the applicable lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our third amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems is expedient to do so in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to you in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We have not determined any specific use for a portion of the net proceeds to us from this offering and we may use such portion of the net proceeds in ways with which you may not agree.

We have not allocated a portion of the net proceeds to us from this offering for any specific purpose. Rather, our management will have considerable discretion in the application of such portion of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of such proceeds that we receive from this offering. Such proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price or may also be placed in investments that do not produce income or that may lose value.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules and regulations implemented by the SEC and the NYSE, require significantly heightened corporate governance practices to be kept by public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make certain corporate activities more time-consuming and costly. Compliance with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public-company reporting requirements, and such personnel may command high salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs that we may incur or the timing of such costs. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action and investor confidence could be negatively impacted and the market price of our ADSs could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Industry” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the risks, challenges and uncertainties in the radiotherapy and diagnostic imaging industry and for our business generally;

•	our beliefs regarding our strengths and strategies;

•	our current expansion strategy, including our ability to expand our network of centers and to establish specialty cancer hospitals;

•	our ability to maintain strong working relationships with our hospital partners;

•	our expectations regarding patients’ and their referring doctors’ demand for and acceptance of the radiotherapy and diagnostic imaging services offered by our centers;

•	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government;

•	technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging;

•	our ability to comply with all relevant environmental, health and safety laws and regulations;

•	our ability to obtain and maintain permits, licenses and registrations to carry on our business;

•	our planned use of proceeds;

•	our future prospects, business development, results of operations and financial condition; and

•	fluctuations in general economic and business conditions in China.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the midpoint of the range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$             million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use a portion of the net proceeds we receive from this offering for the following purposes:

•	approximately US$20 million to US$25 million to develop our Chang’an CMS International Cancer Center; and

•	approximately US$25 million to US$30 million to develop our Beijing Proton Medical Center.

We will use the remaining portion of the net proceeds we receive from this offering for the expansion of our network of centers and for general corporate purposes, including potential acquisitions of, or investments in, other businesses or technologies that we believe will complement our current operations and expansion strategies.

The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated from our operations, competitive developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

DIVIDEND POLICY

Our board of directors has complete discretion on whether to pay dividends on our ordinary shares. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Shareholders of our Series A and Series B contingently redeemable convertible preferred shares are entitled to an annual dividend equal to the higher of (a) the product of the number of ordinary shares into which such Series A and Series B contingently redeemable convertible preferred shares may then be converted multiplied by the dividend amount declared on each ordinary share or (b) the product of the original issuance price of each Series A and Series B contingently redeemable convertible preferred share multiplied by 5%.

On November 17, 2009, we declared a dividend on our ordinary shares that amounted to an aggregate of approximately US$2.4 million, or approximately US$0.0357 per share, payable to holders of our ordinary shares on record as of November 17, 2009. On November 17, 2009, we also declared a dividend that amounted to an aggregate of approximately US$1.6 million payable to shareholders of our Series A and Series B contingently redeemable convertible preferred shares. Such dividend was declared pursuant to rights granted to our Series A and Series B contingently redeemable convertible preferred shareholders. Dividends declared for our ordinary shares and our Series A and Series B contingently redeemable convertible preferred shares are expected to be paid on or about November 27, 2009. Other than such dividends, we have never declared or paid any other dividends since our incorporation, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Also, our PRC subsidiaries may set aside a portion of its after-tax profits to staff welfare and bonus funds, which allocated portion may not be distributed as cash dividends. The amount to be provided is discretionary and is determined by each such subsidiary’s ultimate decision-making body each calendar year. Instruments governing debt incurred by our PRC subsidiaries may also restrict their ability to pay dividends or make other distributions to us. See “Risk Factors — Risks Related to Doing Business in China — We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” Under PRC tax law, dividends paid from our PRC subsidiaries to us through our Hong Kong subsidiary, Cyber Medical Network Limited, or Cyber Medical, are subject to a 5% withholding tax, provided that such Hong Kong subsidiary is not considered to be a PRC tax resident enterprise and is considered to be a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Any dividends paid by our PRC subsidiaries to us through our non-Hong Kong subsidiaries outside of China will be subject to a 10% withholding tax, provided that such subsidiaries outside of China are not considered to be a PRC tax resident enterprise. Such withholding tax on dividends may be exempted or reduced by the PRC State Council. However, if we or our subsidiaries outside of China are considered to be a PRC tax resident enterprise “domiciled” in the PRC for tax purposes, then any dividends we pay to our overseas shareholders or ADS holders that are non-PRC resident enterprise may be regarded as income derived from sources within the PRC, and as a result subject to PRC withholding tax at a rate of up to 10%. The ultimate tax rate will be determined by a treaty between the PRC and the tax residence of the holder of the PRC subsidiary. For additional information, see “Taxation – People’s Republic of China Taxation.” We are actively monitoring withholding taxes and evaluating appropriate organizational changes to minimize the corresponding tax impact.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all our outstanding contingently redeemable convertible preferred shares into 41,027,400 of our ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale of ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$ per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2009
	Actual		Pro Forma as Adjusted
	RMB	US$	RMB	US$
	(in thousands)

Long-term bank borrowings, non-current portion	104,912	15,369	104,912	15,369
Obligations under capitalized leases, non-current portion	8,719	1,277	8,719	1,277
Series A contingently redeemable convertible preferred shares: US$0.01 par value, 200,000 shares authorized; 176,942 shares issued and outstanding on an actual basis; and nil shares issued and outstanding on a pro forma as adjusted basis	269,017	39,410	—	—
Series B contingently redeemable convertible preferred shares: US$0.01 par value, 300,000 shares authorized; 233,332 shares issued and outstanding on an actual basis; and nil shares issued and outstanding on a pro forma as adjusted basis	434,036	63,584	—	—
Ordinary shares: US$0.0001 par value, 450,000,000 shares authorized; 70,428,100 shares issued and outstanding on an actual basis; and shares issued and outstanding on a pro forma as adjusted basis(1)	55	8
Additional paid-in capital(2)	1,113,204	163,078
Accumulated other comprehensive (loss)	(4,037)	(592)	(4,037)	(591)
Accumulated deficit	(517,640)	(75,831)	(517,640)	(75,831)

Total shareholders’ equity(2)	591,582	86,663

Total capitalization(2)	1,408,266	206,303

(1)	On November 17, 2009, we effected a share split whereby all of our issued and outstanding 704,281 ordinary shares of a par value of US$0.01 per share were split into 70,428,100 ordinary shares of US$0.0001 par value per share and the number of our authorized shares were increased from 4,500,000 to 450,000,000. The share split has been retroactively reflected in this prospectus so that share number, per share price and par value data are presented as if the share split had occurred from our inception.

(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2009 was approximately RMB806.4 million (US$118.1 million), or RMB11.45 (US$1.68) per ordinary share and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after September 30, 2009 other than to give effect to (i) the conversion of all of our outstanding contingently redeemable convertible preferred shares into ordinary shares, which will occur upon the completion of this offering, and (ii) our sale of the ADSs offered in this offering at the assumed initial public offering price of $             per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of September 30, 2009 would have increased to US$             million or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of September 30, 2009	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, or by US$             per ordinary share and by US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of September 30, 2009, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADS purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per

ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and the number of ordinary shares newly issued and to be sold in this offering as determined at pricing.

Average Price
	Ordinary Shares Purchased			Total Consideration			per Ordinary	Average Price
	Number	Percent		Amount	Percent		Share	per ADSs

Existing shareholders			%			%	US$	US$
New investors							US$	US$

Total			%			%	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$             million, US$             million and US$            , respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The dilution to new investors will be US$             per ordinary share and US$             per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

The discussion and tables above also assume no exercise of any outstanding share options. As of September 30, 2009, there were 4,765,800 ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. To the extent that any of these options are granted and exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this prospectus are based on, for all dates through December 31, 2008, at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, and for January 1, 2009 and all later dates and periods, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8262 to US$1.00, the noon buying rate in effect as of September 30, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On November 13, 2009, the noon buying rate was RMB6.8260 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009 (through September 30)	6.8262	6.8306	6.8470	6.8176
2009
May	6.8227	6.8221	6.8265	6.8176
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.9186	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November (through November 13)	6.8260	6.8265	6.8278	6.8255

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed National Registered Agents, Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Walkers, our counsel as to Cayman Islands law, and Jingtian & Gongcheng Attorneys At Law, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Walkers has further advised us that:

•	a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a waiver nor is of a kind of enforcement which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under common law; and

•	it is unlikely that a monetary award ordered by a U.S. court as a result of a fine or a penalty arising under the U.S. federal securities laws would be recognized as valid, or enforced, by the courts of the Cayman Islands.

Jingtian & Gongcheng Attorneys At Law has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests. As there is currently no treaty or other form of reciprocity between the PRC and the United States governing the recognition of judgments, there is uncertainty on whether and/or upon what basis a PRC court would enforce judgments rendered by courts in the United States.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

Concord Medical was incorporated in the Cayman Islands on November 27, 2007 and became our ultimate holding company on March 7, 2008, when the shareholders of Ascendium, a holding company incorporated in the British Virgin Islands on September 10, 2007, exchanged all of their shares for shares of Concord Medical. Prior to that, on October 30, 2007, Ascendium had acquired 100% of the equity interest in Our Medical Services, Ltd., or OMS, resulting in a change in control. We refer to this transaction as the OMS reorganization in this prospectus. Prior to the OMS reorganization, OMS, together with Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of our business.

Aohua Medical was incorporated by OMS on July 23, 1997 and OMS contributed RMB4.8 million to Aohua Medical, representing 90% of the equity interest in Aohua Medical. The other 10% of Aohua Medical was held by two nominees who acted as the custodians of such equity interest. On June 10, 2009, this 10% equity interest was transferred to our subsidiary Shenzhen Aohua Medical Leasing and Services Co., Ltd., or Aohua Leasing. The two nominees have not maintained their required capital contributions at any time subsequent to the incorporation of Aohua Medical. Due to this capital deficiency as well as other legal conditions, the two nominees had no legal rights to participate either retrospectively or prospectively at any time in any profits or losses of Aohua Medical or to share in any residual assets or any proceeds in the event that Aohua Medical encountered a liquidation event. For these reasons, we do not account for this 10% equity interest as a minority interest in our consolidated results of operations or financial position.

On July 31, 2008, our subsidiary Ascendium acquired 100% of the equity interest in China Medstar, a Singapore company, together with its wholly owned PRC subsidiary, Medstar (Shanghai) Leasing Co., Ltd., or Shanghai Medstar, for approximately £17.1 million or approximately RMB238.7 million (US$35.0 million). China Medstar, through its then subsidiary Shanghai Medstar, engaged in the provision of medical equipment leasing and management services to hospitals in the PRC. On August 17, 2009, 100% of the equity interest in Shanghai Medstar was transferred from China Medstar to Ascendium.

On October 28, 2008, we acquired control of Beijing Xing Heng Feng Medical Technology Co., Ltd., or Xing Heng Feng Medical, through our subsidiaries Aohua Leasing and CMS Hospital Management Co., Ltd., or CMS Hospital Management, by acquiring 100% of its equity interest, which corresponded to its then paid-in registered capital. We paid total consideration of approximately RMB35.0 million (US$5.1 million) for this acquisition.

We currently conduct substantially all of our operations through the following subsidiaries in the PRC:

•	Shenzhen Aohua Medical Services Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic center management services to hospitals in the PRC;

•	Shenzhen Aohua Medical Leasing and Services Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment leasing services to hospitals in the PRC;

•	Medstar (Shanghai) Leasing Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the sale of medical equipment and the provision of radiotherapy and diagnostic equipment leasing and management services to hospitals in the PRC;

•	CMS Hospital Management Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC; and

•	Beijing Xing Heng Feng Medical Technology Co., Ltd., our wholly owned subsidiary incorporated in the PRC that engages in the provision of radiotherapy and diagnostic equipment management services to hospitals in the PRC.

Our Corporate Structure

The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date of this prospectus:

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth the selected consolidated financial and operating data of us and our predecessor, OMS, for the periods indicated. Concord Medical was incorporated on November 27, 2007. On March 7, 2008, the shareholders of Ascendium exchanged their shares in Ascendium for shares of Concord Medical at the rate of 10 shares in Concord Medical for one share in Ascendium. As a result, Concord Medical became our ultimate holding company. Our financial statements have been prepared as if the current corporate structure had been in existence from September 10, 2007, the date on which Ascendium was incorporated. Prior to the OMS reorganization, which became effective on October 30, 2007, OMS, together with Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of the business of our company. As a result of the OMS reorganization, there was a change in control of OMS with the Ascendium shareholders effectively acquiring OMS from the OMS shareholders. For additional information relating to our history and reorganization, see “Our History and Corporate Structure.” For financial statements reporting purposes, OMS is deemed to be the predecessor reporting entity for periods prior to October 30, 2007.

The following selected consolidated statements of operations and other consolidated financial data for the period from January 1, 2007 to October 30, 2007, for the period from September 10, 2007 to December 31, 2007 and for the year ended December 31, 2008 (other than the net loss per ADS data) and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following selected consolidated statements of operations for the year ended December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2006 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. The following selected consolidated statements of operations and other consolidated financial data for the nine months ended September 30, 2008 and 2009 (other than the net loss per ADS data) and selected consolidated balance sheet data as of September 30, 2009 have been derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our results expected for any future periods. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The consolidated financial statements of each of us and our predecessor are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Predecessor		Concord Medical (Successor)
		Period from	Period from
		January 1,	September 10,
	Year Ended	2007 to	2007 to
	December 31,	October 30,	December 31,	Year Ended December 31,		Nine Months Ended September 30,
	2006	2007	2007	2008		2008	2009
			RMB	RMB	US$
		RMB
	RMB					RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services	61,440	63,082	13,001	155,061	22,716	94,296	184,937	27,092
Management services	876	4,340	982	12,677	1,857	7,519	20,096	2,944
Other, net	—	—	—	4,051	593	178	624	91

Total net revenues	62,316	67,422	13,983	171,789	25,166	101,993	205,657	30,127
Cost of revenues:
Lease and management services	(22,388)	(20,396)	(1,908)	(25,046)	(3,669)	(14,671)	(42,144)	(6,174)
Amortization of acquired intangibles	—	—	(2,002)	(20,497)	(3,003)	(13,671)	(20,388)	(2,987)
Management services	(24)	(20)	(4)	(54)	(8)	(19)	(9)	(1)

Total cost of revenues	(22,412)	(20,416)	(3,914)	(45,597)	(6,680)	(28,361)	(62,541)	(9,162)
Gross profit	39,904	47,006	10,069	126,192	18,486	73,632	143,116	20,965
Operating expenses:
Selling expenses	(1,267)	(1,601)	(757)	(5,497)	(805)	(3,275)	(4,463)	(654)
General and administrative expenses(1)	(15,600)	(8,467)	(57,171)	(18,869)	(2,764)	(12,468)	(19,687)	(2,884)

Operating income (loss)	23,037	36,938	(47,859)	101,826	14,917	57,889	118,966	17,427
Interest expense	(1,710)	(954)	(279)	(7,455)	(1,092)	(5,293)	(4,880)	(715)
Change in fair value of convertible notes	—	—	(341)	(464)	(68)	(460)	—	—
Foreign exchange loss	—	—	(4)	(325)	(48)	(17)	(218)	(32)
(Loss) gain from disposal of equipment	(469)	(1,555)	(25)	658	96	392	—	—
Interest income	68	15	—	430	63	116	823	121
Other income	—	—	—	7,734	1,133	—	—	—

Income (loss) before income taxes	20,926	34,444	(48,508)	102,404	15,001	52,627	114,691	16,801
Income tax (expenses) benefit	(4,097)	(15,014)	182	(23,335)	(3,418)	(12,611)	(25,734)	(3,770)

Net income (loss)	16,829	19,430	(48,326)	79,069	11,583	40,016	88,957	13,031

Accretion of Series A contingently redeemable convertible preferred shares	—	—	—	(270,343)	(39,604)	(262,286)	(23,851)	(3,494)
Accretion of Series B contingently redeemable convertible preferred shares	—	—	—	(304,763)	(44,646)	—	(38,383)	(5,623)
Net income (loss) attributable to ordinary shareholders	16,829	19,430	(48,326)	(496,037)	(72,667)	(222,270)	26,723	3,914

Earning (loss) per share — basic and diluted(2)	0.34	0.39	(0.97)	(8.63)	(1.26)	(3.67)	0.38	0.06
Earning (loss) per ADS — basic and diluted
Shares used in computation — basic and diluted	50,000,000	50,000,000	50,000,000	57,481,400	57,481,000	60,621,700	70,428,100	70,428,100
ADSs used in computation — basic and diluted

(1)	Our general and administrative expenses include share-based compensation expenses related to certain share options granted in 2007 that amounted to RMB49.5 million, RMB4.2 million (US$0.6 million) and RMB4.2 million in 2007, 2008 and for the nine months ended September 30, 2008, respectively. We did not recognize any share-based compensation expenses in 2006 and for the nine months ended September 30, 2009.

(2)	On November 17, 2009, we effected a share split whereby all of our issued and outstanding 704,281 ordinary shares of a par value of US$0.01 per share were split into 70,428,100 ordinary shares of US$0.0001 par value per share and the number of our authorized shares were increased from 4,500,000 to 450,000,000. The share split has been retroactively reflected in this prospectus so that share number, per share price and par value data are presented as if the share split had occurred from our inception.

	As of December 31,				As of September 30,
	2006	2007	2008	2008	2009
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)

Selected Consolidated Balance Sheet Data
Cash	606	39,792	353,991	51,858	285,703	41,854
Total current assets	23,333	66,135	492,978	72,219	466,487	68,338
Property, plant and equipment, net	231,215	54,703	349,121	51,144	557,433	81,661
Goodwill	—	259,282	300,163	43,972	300,163	43,972
Acquired intangible assets, net	—	129,998	181,838	26,638	161,450	23,652

Total assets	256,330	543,023	1,514,395	221,850	1,673,254	245,122

Long-term bank borrowings, current portion	—	—	39,840	5,836	44,880	6,575
Long-term bank borrowings, non-current portion	—	—	52,120	7,635	104,912	15,369
Series A contingently redeemable convertible preferred shares	—	—	254,358	37,262	269,017	39,409
Series B contingently redeemable convertible preferred shares	—	—	411,101	60,224	434,036	63,584
Total shareholders’ equity	134,264	394,878	565,020	82,772	591,582	86,663

Total liabilities and shareholders’ equity	256,330	543,023	1,514,395	221,850	1,673,254	245,122

	Predecessor	Concord Medical (Successor)
	Period from	Period from
	January 1,	September 10,
	2007	2007
	to	to
	October 30,	December 31,			Nine Months Ended September 30,
	2007	2007	Year Ended December 31, 2008		2008	2009
	RMB	RMB	RMB	US$	RMB	RMB	US$
		(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash generated from operating activities	44,593	6,103	46,774	6,852	27,370	104,500	15,308
Net cash used in investing activities(1)	(50,452)	(30,441)	(376,371)	(55,136)	(300,692)	(223,426)	(32,731)
Net cash generated from financing activities	6,020	63,225	649,494	95,147	278,407	50,829	7,448
Exchange rate effect on cash	—	138	(5,698)	(834)	(5,949)	(191)	(29)
Net increase (decrease) in cash	161	39,025	314,199	46,029	(864)	(68,288)	(10,004)

(1)	Net cash used in investing activities in 2008 and for the nine months ended September 30, 2008 and 2009 includes acquisition, net of cash acquired, of RMB231.5 million (US$33.9 million). RMB219.2 million and RMB21.5 million (US$3.2 million), respectively.

	As of December 31,		As of September 30,
Operating Data(1)	2007	2008	2009

Number of primary medical equipment owned:
Linear accelerators	1	12	16
Head gamma knife systems	15	15	16
Body gamma knife systems	8	9	10
PET-CT scanners	—	3	7
MRI scanners	2	10	16
Others(2)	8	15	16

Total	34	64	81

	Year Ended December 31,		Nine Months Ended September 30,
	2007	2008	2009

Number of patient cases treated or diagnosed by our primary medical equipment:
Linear accelerators	697	4,678	8,554
Head gamma knife systems	8,493	9,455	7,767
Body gamma knife systems	2,635	3,057	2,706
PET-CT scanners	—	1,929	3,766
MRI scanners	11,830	31,827	57,972

	Predecessor	Concord Medical (Successor)	Combined	Concord Medical (Successor)
	Period from	Period from
	January 1, 2007	September 1,	Year Ended
	to October 30,	2007 to	December 31,		Nine Months Ended September 30,
	2007	December 31, 2007	2007	Year Ended December 31, 2008	2008	2009

	(in RMB thousands)
Total net revenues generated by our primary medical equipment under lease and management services arrangements:
Linear accelerators	3,206	877	4,083	40,506	21,588	60,183
Head gamma knife systems	40,408	8,731	49,139	65,365	47,096	51,673
Body gamma knife systems	13,537	2,565	16,102	20,071	12,225	18,204
PET-CT scanners	—	—	—	5,241	578	14,289
MRI scanners	2,899	437	3,336	15,123	7,515	27,618
Others(2)	3,032	391	3,423	8,755	5,294	12,970

Total net revenues — lease and management services	63,082	13,001	76,083	155,061	94,296	184,937

(1)	Excluding data from seven, eight and two centers under service-only agreements as of December 31, 2007, December 31, 2008 and September 30, 2009, respectively.
(2)	Other primary medical equipment used includes CT scanners and ECT scanners for diagnostic imaging, electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Concord Medical was incorporated on November 27, 2007. On March 7, 2008, the shareholders of Ascendium exchanged their shares in Ascendium for shares of Concord Medical. As a result, Concord Medical became our ultimate holding company. Our financial statements have been prepared as if the current corporate structure had been in existence from September 10, 2007, the date on which Ascendium was incorporated. Prior to the OMS reorganization, which became effective on October 30, 2007, OMS, together with Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of the business of our company. As a result of the OMS reorganization, there was a change in control of OMS with the Ascendium shareholders effectively acquiring OMS from the OMS shareholders. For additional information relating to our history and reorganization, see “Our History and Corporate Structure.” In our discussion for the year ended December 31, 2007, we refer to certain financial statement line items as “combined” for comparative purposes, which do not comply with U.S. GAAP. The unaudited combined amounts represent the addition of the amounts for certain financial statement line items of OMS, our predecessor, for the period from January 1, 2007 to October 30, 2007, and the amounts for the corresponding line items of Concord Medical for the period from September 10, 2007 to December 31, 2007. We have included these unaudited combined amounts as we believe they are helpful for the reader to gain a better understanding of results of operations for a complete fiscal year and to improve the comparative analysis against the results of operations for the year ended December 31, 2008. These unaudited combined amounts do not purport to represent what our financial position, results of operations or cash flows would have been if our reorganization had occurred on January 1, 2007.

Overview

We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation in 2008, according to a report by Frost & Sullivan commissioned by us. Most of the centers in our network are established through long-term lease and management services arrangements typically ranging from six to 20 years entered into with hospitals. Under these arrangements, we receive a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentages typically range from 50% to 90% and are adjusted based on a declining scale over the term of the arrangement but in certain circumstances, are fixed for the duration of the arrangement. Each center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy or diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. We manage each center jointly with our hospital partner and we purchase the medical equipment used in our network of centers and lease such equipment to our hospital partners.

To complement our organic growth, we have also selectively acquired businesses to expand our network. In July 2008, we acquired China Medstar, a company then publicly listed on the AIM, for approximately £17.1 million or approximately RMB238.7 million (US$35.0 million). At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China. In addition to our acquisition of China Medstar, we have also acquired other businesses in 2008, including Xing Heng Feng Medical, a company that managed two centers providing PET-CT scan diagnosis with its hospital partners, in October 2008.

To further enhance our reputation as a leading provider of radiotherapy treatment service and attract high quality doctors, we plan to establish and operate specialty cancer hospitals in China. Our first specialty cancer hospital, the Chang’an CMS International Cancer Center, in Xi’an, Shaanxi Province, is expected to commence operation in early 2010. In addition, we are in the process of establishing another specialty cancer hospital, the Beijing Proton Medical Center, which is expected to commence operation in 2012.

Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases in our network and acquisitions. We have increased the number of centers in our network from 41 at the end of 2007 to 72 at the end of 2008 and to 83 as of September 30, 2009. Our total net revenues were RMB67.4 million, RMB14.0 million and RMB171.8 million (US$25.2 million) for the period from January 1, 2007 to October 30, 2007, the period from September 10, 2007 to December 31, 2007 and in 2008, respectively. Our total net revenues in 2008 on a pro forma basis, which gives effect to our acquisition of China Medstar as if it had been completed on January 1, 2008, were RMB234.7 million (US$34.4 million). Our total net revenues increased to RMB205.7 million (US$30.1 million) for the nine months ended September 30, 2009 from RMB102.0 million for the same period in 2008, due primarily to an increase in the number of centers in our network, including centers added to our network as a result of our acquisition of China Medstar, and an increase in the number of patient cases in existing centers. On a pro forma basis, which gives effect to our acquisition of China Medstar as if it had been completed on January 1, 2008, our total net revenues for the nine months ended September 30, 2008 were RMB164.9 million.

Factors Affecting Our Results of Operations

Our financial performance and results of operations are generally affected by the number of cancer patients in China. According to a report by Frost & Sullivan, patients diagnosed with cancer in China increased from approximately 2.8 million patients in 2003 to 3.5 million patients in 2008. Frost & Sullivan further estimates that new cancer cases will increase to approximately 4.1 million in China in 2015. Based on a survey conducted by the MOH, the increase in cancer cases is primarily attributable to demographic changes and urbanization. With the continued increase in disposable income, government healthcare spending and medical insurance coverage, there has been a considerable increase in demand for cancer diagnosis and treatments and we have been able to grow our business significantly by providing high quality radiotherapy and diagnostic imaging services in China to address such needs. In addition, public hospitals generally lack the financial resources to purchase, or the expertise to operate, radiotherapy and diagnostic imaging centers. Such factors combined have contributed favorably to the growth of our business.

We believe that the radiotherapy and diagnostic imaging market will continue to be favorable in the future. However, changes in the cancer treatment market in China, whether due to changes in government policy or any decrease in the number of cancer cases treated by radiotherapy in China, may have an adverse effect on our results of operations. See “Regulation of Our Industry.”

In addition to general industry and regulatory factors, our financial performance and results of operations are affected by company-specific factors. We believe that the most significant of these factors are:

•	our ability to expand our network of centers;

•	the number of patient cases treated in our network;

•	the operational arrangements with our hospital partners;

•	the range and mix of services provided in our network; and

•	the cost of our medical equipment.

Our Ability to Expand Our Network of Centers

Our ability to expand our network of centers is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by developing new centers through entering into new arrangements with hospital partners or acquisitions from third parties and we expect this to continue to be the key driver for our future growth. Each additional center that we develop increases the number of patient cases treated in our network and contributes to our continued revenue growth. However, new centers developed through our entering into new arrangements with hospital partners generally involve a ramp-up period during which time the operating efficiency of such centers may be lower than that of our established centers, which may negatively affect our profitability. In addition, if we establish additional centers through acquisition, our acquired intangible assets will increase and the resulting amortization expenses may, to a significant extent, offset the benefit of the increase in revenues generated from centers established through acquisitions. Further, other factors such as the financial resources and know-how of hospitals in China to purchase medical equipment directly and to operate radiotherapy and diagnostic imaging centers independently, and the number of units of radiotherapy and diagnostic imaging equipment that are allocated by the PRC government for purchase, will also affect our ability to expand our network. Our ability to expand our network will depend on a number of factors, such as:

•	the reputation of our existing network of centers and doctors providing services in our network of centers;

•	our financial resources;

•	our ability to timely establish and manage new centers in conjunction with our hospital partners; and

•	our relationship with our hospital partners.

In 2008, we added 32 new centers under lease and management services arrangements, of which 25 were added through various acquisitions in 2008. During the nine months ended September 30, 2009, we added 19 new centers to our network under similar lease and management services arrangements, five of which were converted in August 2009 from six centers that were previously managed under service-only agreements.

The Number of Patient Cases Treated in Our Network

Increasing the number of patient cases diagnosed and treated at our existing centers is important for the continued growth of our business. The number of patient cases is primarily driven by doctor referrals. Doctors decide whether to refer patients to centers in our network based on factors such as the reputation of the center, the location of the center and the reputation of the doctors who provide services in the center. In addition, the referring doctors’ awareness of the efficacy and benefits of radiotherapy treatments and their preference as to other cancer treatment methods also contribute to their willingness to refer cases for diagnosis and treatment to the centers in our network. Accordingly, we have focused our marketing efforts on increasing referring doctors’ awareness of the efficacy of radiotherapy treatments and the advantages of the treatment options available to their patients in our network of centers. There is also typically a ramp-up period for newly established centers during which time acceptance by doctors and patients of such new centers gradually pick up and the number of patient cases increase.

The Operational Arrangements with Our Hospital Partners

The majority of our total net revenues is derived from our lease and management services arrangements with our hospital partners which typically range from six to 20 years and under which we receive a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentages typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement but in certain circumstances, are fixed for the duration of the arrangement. In the event that specified operating expenses exceed the revenues of the center, we would collect no revenues from such center. As a result, our ability to negotiate a higher contracted percentage and our ability to contain operating expenses will have a significant effect on our revenues and profitability.

In negotiations with hospitals as to our contracted percentage, we consider factors such as:

•	the size and location of potential hospital partner;

•	the length of the arrangement;

•	the type of medical equipment to be installed in the hospital’s center;

•	the capabilities of the doctors that will provide services at the centers; and

•	the potential growth of such center.

Our ability to achieve a higher contracted percentage also depends on our bargaining power relative to our potential hospital partners and on the purchase price of the medical equipment to be used at the new centers. We believe that our contracted percentage of centers’ revenue for new arrangements will generally decline over time as the purchase prices of the primary medical equipment used in our network of centers decrease due to technological advancement and increased competition.

We also provide management services to a small number of centers through service-only agreements where we receive a management fee equal to a contracted percentage of each center’s revenue net of specified operating expenses. Such service-only agreements typically increase our profitability as we do not own the medical equipment used by such centers, and thus do not incur the associated depreciation expenses. However, service-only agreements are usually short-term in nature, and the risk of non-renewal of such agreements is high. We also typically receive a lower contracted percentage under such service-only agreements compared to the percentage we receive from centers managed under lease and management services arrangements. Accordingly, we do not intend to substantially increase the number of service-only agreements in the future. In addition, we have in August 2009 converted six centers under service-only agreements to five centers managed under lease and management services arrangements by purchasing from Chang’an Hospital Co., Ltd., or Chang’an Hospital, six units of radiotherapy and diagnostic imaging equipment that were located at the six centers managed under service-only agreements.

Further, we are also currently in the process of establishing specialty cancer hospitals that will be majority owned and operated by us. For such hospitals, we will need to hire a significant number of medical and other personnel and incur other start-up costs that will result in an increase in our operating expenses without a corresponding increase in revenues during the initial ramp-up period. As a result, our profitability may be negatively affected.

The Range and Mix of Services Provided in Our Network

The medical service fees charged for the services provided in our network of centers vary by the type of medical equipment used as well as the provinces or regions in China in which such centers are located due to the varying applicable price ceilings. Medical service fees in China are subject to government controlled price ceilings established by the relevant government authorities in the different provinces and regions. See “Regulation of Our Industry — Pricing of Medical Services.” The maximum medical service fees for the same treatment using the same equipment may differ between provinces and regions. Centers established in provinces or regions with a significantly higher price ceiling may result in an increase in our revenues derived from such centers and higher profit margin for the centers, resulting in an increase in our profitability. In addition, certain medical services allow us to charge higher fees than other types of medical services. For example, medical service fees for treatments provided through head gamma knife systems typically range from approximately RMB9,000 to RMB20,000 per patient case, with each treatment lasting one session for approximately 10 to 30 minutes, medical service fees for treatments provided through body gamma knife systems typically range from approximately RMB12,500 to RMB25,000 per patient case, with each treatment lasting five to 10 sessions and 10 to 20 minutes each, and medical service fees for treatments provided through linear accelerators range from approximately RMB8,000 to RMB20,000 per patient case, with each treatment lasting from 20 to 40 sessions and 10 to 20 minutes each. In addition, linear accelerators can be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments such as three-dimensional conformal radiation therapy, which significantly increase the medical service fees per treatment. Furthermore, diagnostic imaging services typically have a lower profit margin than radiotherapy treatment.

The Cost of Our Medical Equipment

Depreciation expense associated with the medical equipment that we purchase and use in the centers represents a significant portion of our cost of revenues. Our ability to reduce the price of medical equipment purchased, thereby reducing the depreciation expense associated with the medical equipment purchased, will serve to increase our profitability. Our extensive network of centers has provided us with increased bargaining power with equipment manufacturers. We have entered into strategic agreements with certain medical equipment manufacturers in order to lower the average cost of our equipment. Such agreements provide that we will receive preferential pricing if we purchase a certain number of units of equipment from a manufacturer within a given period of time. However, we are not required by such agreements to commit to purchase a minimum number of units of equipment from such manufacturers or precluded from purchasing equipment from other manufacturers. We aim to continue to enter into additional strategic agreements with medical equipment manufacturers to further reduce the cost of our equipment in the future. Furthermore, we expect the purchase prices of our primary medical equipment to decrease over time as a result of technological advancement and increased competition.

Financial Impact of Our Reorganization and Acquisitions

Prior to the OMS reorganization on October 30, 2007, OMS, together with Aohua Medical, in which OMS effectively held all of the equity interest at the time, operated all of our business. As part of the OMS reorganization, there was a change in control of OMS whereby the Ascendium shareholders effectively acquired OMS from the OMS shareholders through the issuance of Ascendium shares. For financial statements reporting purposes, OMS is deemed to be our predecessor reporting entity for periods prior to October 30, 2007. The purchase price for the acquisition was determined to be RMB393.4 million (US$57.6 million), which represented the fair value of the Ascendium shares issued as consideration to the OMS shareholders. This transaction established a new basis of accounting with the purchase price allocated to OMS’s tangible and identifiable intangible assets and liabilities based on their estimated fair value as of October 30, 2007, including RMB259.3 million as to goodwill, RMB132.0 million as to other intangible assets — customer relationships and operating leases and RMB53.8 million (new basis) in property, plant and equipment. The effect of the new basis includes the reduction of the book value of medical equipment used in our network of centers to their fair value as at October 30, 2007, which reduces the depreciation expenses of the medical equipment, and results in an incremental amortization expense of the acquired intangible assets.

We completed the following acquisition of four businesses in 2008:

•	China Medstar in July 2008 for approximately £17.1 million or approximately RMB238.7 million (US$35.0 million);

•	Xing Heng Feng Medical in October 2008 for approximately RMB35.0 million (US$5.1 million);

•	certain medical equipment located in Tianjin People’s Liberation Army 272 Hospital and the related business from a third party for RMB14.0 million (US$2.1 million); and

•	certain medical equipment located in People’s Liberation Army 254 Hospital and the related business from another third party for RMB4.0 million (US$0.6 million).

The consideration paid for each acquisition was allocated to the net assets acquired at estimated fair value, with the acquired intangible assets amortized over the period of expected benefits to be realized. The results of operations of China Medstar were consolidated into our results of operations commencing in August 2008 and the results of operations of Xing Heng Feng Medical were consolidated into our results of operations commencing in November 2008.

Revenues

The majority of our revenues are directly related to the number of patient cases treated in our network. We receive a contracted percentage of each center’s revenue net of specified operating expenses. Such revenues are derived from medical service fees received by our hospital partners for the services provided in the centers. The specified operating expenses of centers typically include variable expenses, such as salaries and benefits of the medical and other personnel at the center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. Corporate level expenses that cannot be directly attributable to one center are typically accounted for as our cost of revenues. In addition, under certain lease and management services arrangements with our hospital partners, certain of the center-incurred expenses may be accounted for as our cost of revenues rather than as the expenses of the centers. Our contracted percentages typically range from 50% to 90% and are typically adjusted on a declining scale over the term of the arrangement. In certain circumstances, the contracted percentage is fixed for the duration of the arrangement. Revenues derived from such centers are accounted for as “lease and management services” on our consolidated statement of operation.

We also provide management services to a limited number of centers through service-only agreements under which the medical equipment is owned by the hospital or other third parties. We typically receive a management fee from each center equal to a contracted percentage of the center’s revenue net of specified operating expenses. We also provide management services to Chang’an Hospital through a service-only agreement under which we receive a management fee equal to a percentage of the total revenues of the general hospital. Revenues derived from providing management services through service-only agreements are accounted for as “management services” on our consolidated statement of operation. As of September 30, 2009, we managed two centers under service-only agreements. We converted six centers managed under service-only agreements in August 2009 to five centers managed under lease and management services arrangement by purchasing the medical equipment housed in the six centers. As a result, we expect our total net revenues from management services to decrease in the near future due to a decrease in the number of centers under service-only agreements.

We also generate revenues, which are reported as net, from the sale of medical equipment we have purchased to hospitals and receive commissions from manufacturers for acting as their agent for the sale of such medical equipment to hospitals. We typically enter into a separate purchase agreement with manufacturers or the distributors of such manufacturers each time we purchase medical equipment for sale.

The following table sets forth the breakdown of our total net revenues for the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30,
	2007(1)		2008			2008		2009
		% of Total			% of Total		% of Total			% of Total
	RMB	Net Revenues	RMB	US$	Net Revenues	RMB	Net Revenues	RMB	US$	Net Revenues
	(in thousands, except for percentages)

Lease and management services	76,083	93.5	155,061	22,716	90.3	94,296	92.5	184,937	27,092	89.9
Management services	5,322	6.5	12,677	1,857	7.4	7,519	7.4	20,096	2,944	9.8
Other, net	—	—	4,051	593	2.3	178	0.1	624	91	0.3

Total net revenues	81,405	100.0	171,789	25,166	100.0	101,993	100.0	205,657	30,127	100.0

(1)	Represent the addition of the amounts for the specific line items of OMS, our predecessor, for the period from January 1, 2007 to October 30, 2007, and the amounts for the corresponding line items of Concord Medical for the period from September 10, 2007 to December 31, 2007. For the period from September 10, 2007, the date of inception of Ascendium, to October 30, 2007, during which period the financial statements of our predecessor and those of Concord Medical overlap, Ascendium did not engage in any business or operations. The unaudited combined financial data for the year ended December 31, 2007 do not comply with U.S. GAAP.

Fees for medical services provided at the centers are paid directly to our hospital partners by patients and we are not responsible for patient billing and fee collection. Medical service fees in China are typically paid in full upfront by patients prior to receiving services. Generally, patients claim reimbursements, if any is available under the applicable public or private medical insurance plans. As a result, hospitals do not generally experience bad debt problems. However, the healthcare reform announced by the PRC government in January 2009 has introduced pilot public medical insurance plans. Under these plans patients are only responsible for paying their deductible amounts upfront and hospitals are responsible for seeking reimbursements from the relevant government authorities after the treatments are provided. Certain of the hospitals in which some of the centers in our network are based, as well as Chang’an Hospital, are involved in such pilot medical insurance plan. We do not expect such change in payment timing to have a direct effect on our ability to collect our contracted percentage from our hospital partners. However, the ability of our hospital partners to collect medical service fees from the government authorities in a timely manner may affect the timing of payments made by our hospital partners to us as a result.

In the past, we have recorded limited amounts of uncollectible accounts receivable. Our allowance for doubtful accounts amounted to RMB3.8 million (US$0.6 million) as of December 31, 2008 and September 30, 2009.

We have historically derived a large portion of our total net revenues from a limited number of our hospital partners. For the period from January 1, 2007 to October 30, 2007, the period from September 10, 2007 to December 31, 2007, for the year ended December 31, 2008 and for the nine months ended September 30, 2008 and 2009, net revenue derived from our top five hospital partners amounted to approximately 61.6%, 64.7%, 37.8%, 42.2% and 34.1%, respectively, of our total net revenues. For these same five periods, three, three, one, one and two, respectively, of our hospital partners, accounted for more than 10.0% of our total net revenues, and our largest hospital partner accounted for 21.7%, 24.2%, 13.5%, 14.4% and 10.7%, respectively, of our total net revenues during those periods. We expect this revenue concentration to decline over time as our network of centers continues to expand.

Our largest hospital partner in terms of revenue contribution for the nine months ended September 30, 2009 was the Chinese People’s Liberation Army Navy General Hospital. We have entered into lease and management services arrangements for six centers with such hospital partner, with terms that range from 10 to 20 years. A lease and management services arrangement for one of the centers was newly entered into in July 2009 and such center has not begun operation as of September 30, 2009, but is expected to begin operation at the end of 2009. We receive from our largest hospital partner a contracted percentage of each center’s revenue net of specified operating expenses, which include variable expenses such as the salaries and benefits of the medical and other personnel at the center, the cost of medical consummables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses. The contracted percentages are typically adjusted based on a declining scale over the term of the arrangements. Typically, these arrangements may be terminated upon the mutual agreement of the parties if the centers experience an operating loss for a specified period of time or failed to achieve certain operating targets. In addition, the arrangements typically can be terminated upon the default or failure by either party to perform its respective obligations under the arrangement. Under the arrangements for certain centers and in the event of early termination as a result of adjustments of relevant policies, our largest hospital partner may be required to purchase the medical equipment from us at the price set forth in the agreements.

Chang’an Hospital accounted for approximately 10.1% of our total net revenues for the nine months ended September 30, 2009. We provide management services to Chang’an Hospital through a service-only agreement and receive a management fee equal to a percentage of the total revenues of Chang’an Hospital. In addition, we will be eligible to receive annual bonuses from Chang’an Hospital calculated on the basis of the annual growth rates of Chang’an Hospital’s total revenues. Under the service-only agreement, we are required to pay a performance deposit of RMB15.0 million (US$2.2 million), which will be refunded to us after the termination or expiration of the service-only agreement. The service-only agreement can be terminated upon the default or failure by either party to perform its respective obligations under the agreement. We also managed six centers in Chang’an Hospital prior to August 2009 through service-only agreements. In August 2009, we purchased the six units of the medical equipment housed in these six centers from Chang’an Hospital. Two of the six units of medical equipment were combined into one center and we subsequently entered into a long-term lease and management services arrangement with Chang’an Hospital to manage all the five centers. Under the lease and management services arrangement with Chang’an Hospital, we receive a contracted percentage of each center’s revenue net of specified operating expenses. The contracted percentage is adjusted based on a declining scale over the term of the arrangement. The arrangement may be terminated due to changes in government policies that prohibit the lease of such medical equipment and Chang’an Hospital will be required to pay us the remaining amounts due under the arrangements. In addition, the arrangement can be terminated by us upon the default or failure by Chang’an Hospital to perform its obligations.

We are subject to approximately 5% business tax and related surcharges on certain of our revenues. Such taxes and surcharges amounted to RMB0.4 million, RMB0.2 million, RMB4.5 million (US$0.7 million), RMB1.9 million and RMB7.5 million (US$1.1 million) for the period from January 1, 2007 to October 30, 2007, the period from September 10, 2007 to December 31, 2007, in 2008 and for the nine months ended September 30, 2008 and 2009, respectively, and are deducted prior to deriving our total net revenues. In addition, revenue derived from the sale of medical equipment are net of value-added tax of 17% which amounted to RMB0.9 million (US$0.1 million) and RMB0.1 million (US$15,000) in 2008 and for the nine months ended September 30, 2009, respectively.

We are also currently in the process of establishing two specialty cancer hospitals in China that will be majority owned and operated by us. The Chang’an CMS International Cancer Center is expected to commence operation in early 2010 and the Beijing Proton Medical Center is expected to commence operation in 2012. We expect such specialty cancer hospitals to contribute favorably to our total net revenues in the future.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses in absolute amounts and as percentage of our total net revenues for the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30,
	2007(1)		2008			2008		2009
		% of Total			% of Total		% of Total			% of Total
	RMB	Net Revenues	RMB	US$	Net Revenues	RMB	Net Revenues	RMB	US$	Net Revenues
	(in thousands, except for percentages)

Cost of revenues:
Lease and management services	22,304	27.4	25,046	3,669	14.6	14,671	14.4	42,144	6,174	20.5
Amortization of acquired intangibles	2,002	2.5	20,497	3,003	11.9	13,671	13.4	20,388	2,987	9.9
Management services	24	0.0	54	8	0.0	19	0.0	9	1	0.0

Total cost of revenues	24,330	29.9	45,597	6,680	26.5	28,361	27.8	62,541	9,162	30.4

Gross Profit	57,075	70.1	126,192	18,486	73.5	73,632	72.2	143,116	20,965	69.6
Operating expenses:
Selling expenses	2,358	2.9	5,497	805	3.2	3,275	3.2	4,463	654	2.2
General and administrative expenses(2)	65,638	80.6	18,869	2,764	11.0	12,468	12.2	19,687	2,884	9.6

Total operating expenses	67,996	83.5	24,366	3,569	14.2	15,743	15.4	24,150	3,538	11.7

(1)	Represent the addition of the amounts for the specific line items of OMS, our predecessor, for the period from January 1, 2007 to October 30, 2007, and the amounts for the corresponding line items of Concord Medical for the period from September 10, 2007 to December 31, 2007. For the period from September 10, 2007, the date of inception of Ascendium, to October 30, 2007, during which the financial statements of our predecessor and those of Concord Medical overlap, Ascendium did not engage in any business or operations. The unaudited combined financial data for the year ended December 31, 2007 do not comply with U.S. GAAP.
(2)	Our general and administrative expenses include share-based compensation expenses related to certain share options granted in 2007 that amounted to RMB49.5 million, RMB4.2 million (US$0.6 million) and RMB4.2 million in 2007, 2008 and for the nine months ended September 30, 2008, respectively. We did not recognize any share-based compensation expenses for the nine months ended September 30, 2009.

Cost of Revenues

Our cost of revenues primarily consists of the amortization of acquired intangibles and the depreciation of medical equipment purchased, installed and operated in our network of centers. With the exception of the amortization of acquired intangible assets, we expect such cost of revenues to increase in the future in line with the growth in our total net revenues as we continue to expand our network of centers and purchase more medical equipment. Our cost of revenues also include salaries and benefits for personnel employed by us and assigned to centers in our network, such as our project managers, as well as other costs that include certain training, marketing and selling and equipment repair and maintenance expenses that are not accounted for as the centers’ operating expenses in accordance with the terms of our lease and management services arrangements with our hospital partners. In addition, certain expenses are allocated as our cost of revenues instead of centers’ operating expenses if such expenses are incurred across several centers and cannot be allocated to one individual center. In addition, as a result of the OMS reorganization, the acquisitions of China Medstar, Xing Heng Feng Medical and certain other businesses, our cost of revenues also include amortization of acquired intangibles during the period starting from September 10, 2007 to December 31, 2007. We expect our amortization of acquired intangibles in connection with the OMS reorganization and the acquisition of China Medstar and other businesses in 2008 to be between approximately RMB25.9 million (US$3.9 million) and RMB18.7 million (US$2.8 million) annually between 2009 and 2013.

Once our specialty cancer hospitals are established, our cost of revenues will also include costs associated with the operations of such hospitals. We expect such costs of revenue to include depreciation and amortization of the properties, buildings and equipment that are used by our specialty cancer hospitals, the salaries and benefits associated with our medical and non-medical personnel and overhead costs, which include the cost of materials for medical procedures and utility, repair and maintenance expenses.

Selling Expenses

Selling expenses consist primarily of expenses associated with the development of new centers and specialty cancer hospitals, such as salaries and benefits for our business development personnel, marketing expenses and travel related expenses. Selling expenses have increased in absolute amount from 2007 to 2008 and from the nine months ended September 30, 2008 to the nine months ended September 30, 2009 as a result of increased efforts to expand our network of centers and our specialty cancer hospitals. We expect our selling expenses to increase in absolute amount in the future, in line with the expansion of our network and the growth in our total net revenues.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our finance, human resources and administrative personnel, fees and expenses of legal, accounting and other professional services, insurance expenses, travel related expenses, depreciation of equipment and facilities used for administrative purposes, and other expenses. Our general and administrative expenses also include share-based compensation expenses in 2007, 2008 and for the nine months ended September 30, 2008 that amounted to RMB49.5 million, RMB4.2 million (US$0.6 million) and RMB4.2 million, respectively, which significantly increased our general and administrative expenses for those periods. See “— Share-based Compensation.” Without taking into account the share-based compensation expenses, our general and administrative expenses have increased in absolute dollar terms as we have recruited additional general and administrative employees and have incurred additional costs related to the growth of our business. We expect such expenses to continue to increase in absolute dollar terms in the future, in line with the expansion of our network of centers and the growth in our total net revenues.

Share-based Compensation

On November 17, 2007, OMS, the predecessor of our company, adopted a share option plan, or the OMS option plan, pursuant to which OMS granted to three of its executive directors, Mr. Haifeng Liu, Mr. Jianyu Yang and Mr. Steve Sun, or the OMS grantees, options to purchase a total of up to 25,000,000 ordinary shares, or the OMS share options, to purchase the ordinary shares of OMS at an exercise price of US$0.80 per share, which the board of OMS determined to become vested upon the satisfaction of a number of performance conditions that related to the completion of the OMS reorganization, achievement of net profit target of OMS, and the raising of new financing. The OMS share options were exercisable from the date of completion of the 2007 audited consolidated financial statements of OMS to December 31, 2008 and were transferrable to any individuals designated by the OMS grantees.

On August 18, 2008, the board of directors of OMS contemplated that the OMS grantees had achieved all performance conditions outlined in the OMS option plan. However, as the capital structure of our company had changed at that time such that we had replaced OMS as the ultimate holding company of our subsidiaries, the board of directors of OMS resolved that the OMS option plan would be settled in vested options to purchase 21,184,600 ordinary shares to purchase shares of our company, with each option having an exercise price of US$0.79 exercisable before December 31, 2008. On the same day, two of the OMS grantees, Mr. Jianyu Yang and Mr. Steve Sun, exercised their respective options to purchase an aggregate of 6,355,400 ordinary shares of our company, with total proceeds from such exercise received by us amounting to approximately RMB34.4 million (US$5.0 million). We recorded share-based compensation expense of approximately RMB49.5 million in 2007 related to these options granted, which was recorded in general and administrative expenses. The third OMS grantee, Mr. Haifeng Liu, sold all of his vested options to purchase 14,829,200 ordinary shares of our company to three former directors of China Medstar who are now our directors and executive officers as employment incentive for such directors. The three executive directors subsequently exercised the vested options with total proceeds from such exercise received by us amounting to approximately US$11.7 million. Given the transfer of the OMS share options to the three directors was provided as an employment incentive, we recorded additional share-based compensation expense of approximately RMB4.2 million (US$0.6 million) in 2008, which was recorded in general and administrative expenses.

On October 16, 2008, our board of directors adopted the 2008 share incentive plan, which was subsequently amended on November 17, 2009 to increase the number of ordinary shares available for grant under the plan. The plan provides for the grant of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. As of the date of this prospectus, no awards have been granted under our 2008 share incentive plan.

Accretion of Series A and Series B Contingently Redeemable Convertible Preferred Shares

Under the terms of the Amended and Restated Shareholders’ Agreement dated as of October 20, 2008, which was subsequently amended on November 17, 2009, by and among us, our shareholders and certain other parties named therein, holders of the Series A and Series B redeemable convertible preferred shares have the right to require us to repurchase their preferred shares if (i) three years after the closing date of the subscription of the Series B contingently redeemable convertible preferred shares a qualified initial public offering has not taken place, (ii) any of certain of our key directors has resigned which resulted in or would be likely to result in a material adverse effect on our business, or (iii) we or any of our subsidiaries have breached or failed to be in compliance with any applicable laws which has had or would be reasonably likely to have a material adverse effect on our business. In the event of a repurchase under this right, we are required to repurchase all of the outstanding Series A or Series B contingently redeemable convertible preferred shares at a repurchase price equal to the original issue price of the preferred shares, plus an amount which would have accrued on the original issue price at a compound annual rate of at least 12.5% from the date of issuance up to and including the date on which such repurchase price is paid. The accretion of the Series A and Series B contingently redeemable convertible preferred shares is reflected as a charge against net income (loss) attributable to ordinary shareholders and totaled RMB270.3 million (US$39.6 million) and RMB304.8 million (US$44.6 million) in 2008 for Series A and Series B contingently redeemable convertible preferred shares, respectively. Such accretion charge is not expected to continue after our initial public offering since all of our Series A and Series B contingently redeemable convertible preferred shares will be converted into ordinary shares at that time.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Certain of our subsidiaries are established in the British Virgin Islands and under the current laws of the British Virgin Islands, such subsidiaries are not subject to income tax.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2007 and 2008. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

We did not have any assessable profits subject to the Singapore profits tax in 2007 and 2008. We do not anticipate having any income subject to income taxes in Singapore in the foreseeable future.

People’s Republic of China

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The EIT Law was enacted on March 16, 2007 and became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were registered on or before March 16, 2007 and received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Some enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. In 2008, our subsidiaries Aohua Medical and Shanghai Medstar each had a preferential income tax rate of 18% that is scheduled to increase to 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. Our other PRC subsidiaries are subject to the tax rate of 25% in 2008.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income.

Under the EIT Law, a maximum withholding income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to the Double Taxation Arrangement (Hong Kong), dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns no less than 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Thus, dividends paid to us through our Hong Kong subsidiary by our subsidiaries in China may be subject to the 5% income tax if the Cayman Islands holding company and our Hong Kong subsidiary are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiary is considered to be a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Revenue

Lease and Management Services.  The majority of our revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with us. A lease and management service arrangement will typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospital, and the full-time deployment of a qualified system technician that are responsible for certain management services of managing radiotherapy or diagnostic services such that the hospital and doctors can provide specialized services to their patients. Under lease and management service arrangements with independent hospitals, with terms ranging from six to 20 years in duration, we receive a specified percentage of the net profit of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services determined in accordance with the terms of the arrangement.

We have determined that the lease and management service arrangements contain a lease of medical equipment pursuant to FASB ASC Subtopic 840-10, Leases — Overall (“ASC 840-10”) (formerly referenced as EITF 01-8, “Determining Whether an Arrangement Contains a Lease”, or EITF 01-8). The hospital has the ability and the right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangement also contains a non-lease deliverable as the management service element. The arrangement consideration is allocated between the lease element and the non-lease deliverables on a relative fair value basis. FASB ASC 840 Leases, (“ASC 840”) (formerly referenced as SFAS 13, “Accounting for leases” or SFAS 13) is applied to the lease elements of the arrangement and SEC Staff Accounting Bulletin No. 104, or SAB 104, is applied to other elements of the arrangement not within the scope of ASC 840.

Revenues generated by the lease arrangement are based purely on a profit share formula. Certain of the lease and management services arrangements may include a transfer of ownership or bargain purchase option at the end of the lease term. Due to the length of the lease term, the collectibility of these minimum lease payments are not considered predictable and there are important uncertainties regarding the future costs to be incurred by us relating to the arrangement. Therefore, the lessor’s additional criteria for capital lease classification in FASB ASC 840-10-25-42 to 840-10-25-44, Leases — Overall — Recognition — Lessors (“ASC 840-10-25-42 to ASC 840-10-25-44”) (formerly referenced as SFAS 13 par. 8 (a) and (b)) was not met even if any of the ASC 840-10-25-1, Leases — Overall — Recognition — General (“ASC 840-10-25-1”) (formerly referenced as SFAS 13 par. 7) criteria for capital leases are met. Consequently, we account for all lease arrangements as operating leases. As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, we recognize revenue when the lease payments under the arrangement become due, that is, when the profit share under the arrangement is determined and agreed upon by both parties to the agreement. For the service element of the arrangement, revenue is only considered determinable at the time the payments under the arrangement become due, that is, when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when determined if all other basic criteria have also been met.

Revenue derived from the lease and management service arrangement is recorded under “Lease and management service” in the consolidated statements of operations and is recorded net of business tax of 5%

Management Services.  To a lesser extent, we provide stand-alone management services to certain hospitals which are already in possession of medical equipment. The fee for the management service arrangement is either based on a contracted percentage of monthly revenue generated by the specified hospital unit (“revenue share”) or in limited instances on a fixed monthly fee. The consideration that is based on a contracted percentage of revenue is recognized when the monthly fees under the arrangement become due, when the revenue share under the arrangement is determined and agreed upon by both parties to the arrangement. Revenue derived from stand-alone management services is recorded under “Management Services” in the consolidated statements of operations.

Medical Equipment Sales.  Revenues arising from sales of medical equipment and services are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred. When the fees associated with an arrangement containing extended payment terms are not considered to be fixed or determinable at the outset of arrangement, revenue is recognized as payments become due, and all of the other criteria above have been met. Pursuant to the application of FASB ASC Subtopic 605-45, Revenue Recognition — Principal Agent Consideration (“ASC 605-45”), (formerly referenced as EITF 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent”, or EITF 99-19,) we record revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. Revenue derived from Medical Equipment sales is recorded under “Other” in the consolidated statements of operations.

Accounts receivable and allowance for doubtful accounts

We consider many factors in assessing the collectability of our receivables due from our customers, such as the aging of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired in a business combination. Under FASB ASC 350, Intangibles — Goodwill and other, (formerly referenced as Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, or SFAS 142,) goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We assess goodwill for impairment in accordance with ASC 350 at the reporting unit level. ASC 350 describes the reporting unit as an operating segment or one level below the operating segment, depending on whether certain criteria are met. We determined that we have only one reporting unit and have assigned goodwill to the reporting unit and tested for impairment annually as of December 31.

An impairment loss must be measured if the sum of the expected future undiscounted cash flows from the use and eventual disposition of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book value of the asset and their estimated fair value. The Company determined it has one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charge.

Acquired Intangible Asset, net

We depreciate and amortize our property, plant and equipment and acquired intangibles over the shorter of their estimated useful lives or contract terms using the straight-line method of accounting of the assets which closely approximates the pattern in which the economic benefits of the asset are consumed. We make estimates of the useful lives in order to determine the amount of depreciation and amortization expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives during the period presented.

We evaluate long-lived assets, including property, plant and equipment and acquired intangibles, which are subject to depreciation and amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset.

Share-based Compensation

We account for share-based compensation under FASB ASC 718, (“ASC 718”) Compensation — Stock Compensation (formerly referenced as Statement of Financial Accounting Standards No. 123-R, “Share-Based Payment”, or SFAS No. 123R). Under ASC 718, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. This statement also requires us to adopt a fair value- based method of measuring the compensation expense related to share-based compensation. For options granted to employees, we record share-based compensation expenses for the fair value of the options at the grant date. Currently, consistent with the job functions of the grantees, we categorize these share-based compensation expenses in our general and administrative expenses.

The determination of fair value of equity awards such as options requires making complex and subjective judgments about the projected financial and operating results of the subject company. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, share price volatility of the subject company, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize on our consolidated financial statements. We engaged an independent valuation firm to assist us in assessing the fair value of our share options and underlying ordinary shares on a contemporaneous basis.

Changes in our estimates and assumptions regarding the expected volatility of our ordinary shares could significantly impact the estimated fair values of our share options and, as a result, our net income and the net income available to our ordinary shareholders.

Business combinations

We have made a number of acquisitions and may make strategically important acquisitions in the future. When recording an acquisition, we allocate the purchase price of the acquired company to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. With the assistance of a valuation firm, we determined the fair values of identifiable intangible assets, including acquired lease agreements. These valuations require us to make significant estimates and assumptions which include future expected cash flows from the acquired lease agreements, discount rates, and assumptions regarding the period of time the acquired lease agreements, services agreements and customer relationships will continue. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates.

Assessing the Fair Value of the Company’s Shares

Determining the fair value of our ordinary shares also requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. The assumptions used in deriving the fair value of our ordinary shares include: i) there will be no material change in the existing political, legal, technological, fiscal or economic condition of China that may adversely affect our business; ii) the contracts and agreements we entered into will be honored; and iii) our competitive advantages and disadvantages do not change significantly during the period under consideration. These assumptions are inherently uncertain. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different.

In determining our enterprise value at each measurement date, the independent valuation firm considered the results of both the income approach (discounted cash flow method) and the market approach (guideline company method). There was no significant difference between the enterprise value of our valuation derived using the income approach and the enterprise value derived using the market approach. For the market approach, the independent valuation firm considered the market profile and performance of guideline companies with businesses similar to those of us to derive market multiples and then calculated the following three multiples for the guideline companies: enterprise value to sales multiple, enterprise value to earnings before interest, tax, depreciation and amortization, or EBITDA, multiple and enterprise value to earnings before interest and tax, or EBIT, multiple. Due to the different growth rates, profit margins and risk levels of us and the guideline companies, price multiple adjustments were made.

In the income approach, the value depends on the present worth of future economic benefits to be derived from our projected sales income. Indications of value are developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth at a discount rate that reflects a number of factors, including the current cost of financing and the risk considered inherent in the business. A discount rate represents an estimate of the rate of return required by a third party investor for an investment of this type. The rate of return expected from an investment by an investor relates to the perceived risk of the investment. The calculation of the discount rate is based on the weighted-average cost of capital, or WACC, of the company. The WACC takes into account both the cost of equity and the cost of debt depending on the capital structure of the company. To determine the cost of equity, the independent valuation firm applied the Capital Asset Pricing Model, which takes into account the risk free rates, beta of selected comparable medical equipment leasing companies, market returns in comparative markets in each respective valuation periods and our company specific risks, including business risk, small size risk and country risk. The independent valuation firm determined our company’s WACC, which was used a discount rate, of 19% to 22%.

The independent valuation firm also applied a discount for lack of marketability of 17% to 19% in the valuation of our enterprise value between November 2007 and October 2008 to reflect the fact that there is no readily available market for shares in a closely held company like ours. Because ownership interests in closely held companies are typically not readily marketable compared to similar public companies, we believe, a share in a privately held company is usually worth less than an otherwise comparable share in a publicly held company and, therefore, applied a discount for the lack of marketability of the privately held shares. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. The option pricing method was used because it takes into account certain company-specific factors, including the size of our business and volatility of the share price of comparable companies engaged in the same industry.

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Series A and B Contingently Redeemable Convertible Preferred Shares, Employee Share Options and Convertible Notes

Because the interest in the equity value of our company includes both contingently redeemable convertible preferred shares and ordinary shares, the fair value of the equity interest is allocated to contingently redeemable convertible preferred shares and ordinary shares using the option-pricing method. Under the option-pricing method, the independent valuation firm treats ordinary shares and contingently redeemable convertible preferred shares as call options on our company’s value, with exercise prices based on the value of the liquidation preference of the contingently redeemable convertible preferred shares. Because a call option is used, the Black-Scholes model, which is commonly adopted in the option-pricing method, is applied to price the call option. The independent valuation firm considered various terms of the contingently redeemable convertible preferred shares and ordinary shares, including the level of seniority, dividend policy, conversion ratios, probability of the completion of an IPO, special redemption terms and preferential allocation upon liquidation of the enterprise in the option-pricing method.

We have granted employee share options which are required to be recorded at the fair value of the options measured on the grant date. An independent valuation firm applied a Binomial-Lattice model to estimate the fair value of the share-based awards on the respective grant dates. The Binomial-Lattice model requires certain subjective inputs including the risk-free interest rate, the company’s dividend yield, the sub optimal early exercise factor, and the expected volatility range of our ordinary shares. We applied a risk-free rate as relevant to conducting financing activities in China. Our company has not declared dividends since inception and therefore the dividend yield was assessed to be nil. The sub optimal early exercise factor is an estimate that an employee will exercise the share option immediately once the company’s underlying share price reaches 1.5 times the exercise price.

The expected volatility of our ordinary shares was based on the price volatility of the shares of comparable companies in the medical equipment leasing business, which are listed and publicly traded over the most recent period, equal to the expected term to expiry of the issued share options. These companies were used for comparative purposes because we did not have a trading history at the time the share options were issued and, therefore, did not have sufficient share price history to calculate our own historical volatility. The selection of such comparable companies is highly subjective. The estimated fair value of our ordinary shares on the date of grant was determined by contemporaneous valuations as of their respective measurement dates, performed by an independent valuation firm.

The Tranche A and Tranche B Convertible Notes, or convertible notes, are accounted for in accordance with FASB ASC 480, Distinguishing Liabilities from Equity, “ASC 480” (formerly referenced as SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” or SFAS 150,) as a liability recorded at fair value, because the convertible notes are convertible into Series A Preferred Shares which are redeemable instruments. An independent valuation firm determined the fair value of the convertible notes using the binomial model, which requires the development of a complex model requiring many highly subjective inputs including identifying conditions that lead to specific outcomes and the respective probabilities of achieving those conditions. Some of the conditions that may lead to differences in the fair value of the convertible notes include the underlying value of a Series A contingently redeemable preferred share, the probability of completing an initial public offering, the level of net income earned in 2008, and the value of the underlying debt component.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements for the period from January 1, 2007 to December 31, 2008, our independent registered public accounting firm identified and communicated to us a material weakness and certain significant and other deficiencies. As a result, there is more than a remote likelihood that a more than inconsequential misstatement of our consolidated financial statements will not be prevented or detected. Specifically, the material weakness identified consists of an ineffective control environment over financial reporting due to (i) an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training; (ii) insufficient controls around the establishment and maintenance of an oversight function and communication of internal controls, policies and procedures to support our financial reporting obligations; and (iii) a lack of a comprehensive set of internal control policies and procedures and related controls to monitor the operating effectiveness of these controls. The significant deficiencies identified consist of (i) a lack of a timely formal review process for outstanding accounts receivable; (ii) a lack of a process to document investment proposals and lack of a formal policy for equipment impairment assessment; and (iii) a lack of controls over agreements and contracts with our hospital partners.

Following the identification of the material weakness and the significant and other deficiencies, we are in the process of implementing a number of measures to improve our internal control over financial reporting, including:

•	hiring a professional consulting firm to help us to improve internal control in preparation for compliance with the Sarbanes-Oxley Act and other applicable SEC rules and regulations;

•	hiring additional qualified personnel with U.S. GAAP expertise and SEC reporting experience to further build an internal finance team and a dedicated internal audit department;

•	improving internal control procedures and standards, including compiling an internal accounting policies and procedures manual, and implementing policies as to the inspections and reporting of the medical equipment used in our network of centers;

•	enhancing the periodic and systematic physical inspections of the medical equipment used in our network of centers to monitor the working condition of the equipment and to report damages in a timely manner;

•	enhancing the management of agreements with our hospital partners and establishing standard policies and procedures governing agreement terms and approval process; and

•	conducting accounting and financial reporting training for our existing personnel as part of our commitment to provide ongoing U.S. GAAP trainings to our employees.

In addition, upon the completion of this offering, we will appoint an independent director with extensive knowledge of U.S. GAAP and SEC reporting experience and will establish an audit committee under our board of directors in accordance with the applicable SEC and NYSE requirements to provide adequate independent oversight with respect to our accounting and financial reporting. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. The remedial measures that we intend to take may not fully address the material weaknesses or significant and other deficiencies that have been identified by our independent registered public accounting firm, and material weaknesses or significant deficiencies in our internal control over financial reporting may be identified in the future. See Risk Factors “Risks Related to Our Company — We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.”

Consolidated Results of Operations

The following table sets forth a summary of our statements of income for the periods indicated.

			Concord Medical				Concord Medical
	Predecessor		(Successor)		Combined		(Successor)
	Period from		Period from
	January 1, 2007		September 10, 2007
	to		to		Year Ended		Year Ended			Nine Months Ended September 30,
	October 30, 2007		December 31, 2007		December 31, 2007		December 31, 2008			2008		2009
	RMB	%	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)

Summary Consolidated Statements of Operation Data
Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services	63,082	93.6	13,001	93.0	76,083	93.5	155,061	22,716	90.3	94,296	92.5	184,937	27,092	89.9
Management services	4,340	6.4	982	7.0	5,322	6.5	12,677	1,857	7.4	7,519	7.4	20,096	2,944	9.8
Other, net	—	—	—	—	—	—	4,051	593	2.3	178	0.1	624	91	0.3

Total net revenues	67.422	100.0	13,983	100.0	81,405	100.0	171,789	25,166	100.0	101,993	100.0	205,657	30,127	100.0
Cost of revenues:
Lease and management services	(20,396)	(30.3)	(1,908)	(13.6)	(22,304)	(27.4)	(25,046)	(3,669)	(14.6)	(14,671)	(14.4)	(42,144)	(6,174)	(20.5)
Amortization of acquired intangibles	—	—	(2,002)	(14.3)	(2,002)	(2.5)	(20,497)	(3,003)	(11.9)	(13,671)	(13.4)	(20,388)	(2,987)	(9.9)
Management services	(20)	(0.0)	(4)	(0.1)	(24)	(0.0)	(54)	(8)	(0.0)	(19)	(0.0)	(9)	(1)	(0.0)

Total cost of revenues	(20,416)	(30.3)	(3,914)	(28.0)	(24,330)	(29.9)	(45,597)	(6,680)	(26.5)	(28,361)	(27.8)	(62,541)	(9,162)	(30.4)
Gross profit	47,006	69.7	10,069	72.0	57,075	70.1	126,192	18,486	73.5	73,632	72.2	143,116	20,965	69.6
Operating expenses:
Selling expenses	(1,601)	(2.4)	(757)	(5.4)	(2,358)	(2.9)	(5,497)	(805)	(3.2)	(3,275)	(3.2)	(4,463)	(654)	(2.1)
General and administrative expenses(1)	(8,467)	(12.6)	(57,171)	(408.9)	(65,638)	(80.6)	(18,869)	(2,764)	(11.0)	(12,468)	(12.2)	(19,687)	(2,884)	(9.6)

Operating income (loss)	36,938	54.8	(47,859)	(342.3)	(10,921)	(13.4)	101,826	14,917	59.3	57,889	56.8	118,966	17,427	57.9
Interest expense	(954)	(1.4)	(279)	(2.0)	(1,233)	(1.5)	(7,455)	(1,092)	(4.3)	(5,293)	(5.2)	(4,880)	(715)	(2.4)
Change in fair value of convertible notes	—	—	(341)	(2.4)	(341)	(0.4)	(464)	(68)	(0.3)	(460)	(0.5)	—	—	—
Foreign exchange loss	—	—	(4)	(0.0)	(4)	(0.0)	(325)	(48)	(0.2)	(17)	(0.0)	(218)	(32)	(0.1)
(Loss) gain from disposal of equipment	(1,555)	(2.3)	(25)	(0.2)	(1,580)	(1.9)	658	96	0.4	392	0.4	—	—	—
Interest income	15	0.0	—	—	15	0.0	430	63	0.3	116	0.1	823	121	0.4
Other income	—	—	—	—	—	—	7,734	1,133	4.5	—	—	—	—	—

Income (loss) before income taxes	34,444	51.1	(48,508)	(346.9)	(14,064)	(17.3)	102,404	15,001	59.6	52,627	51.6	114,691	16,801	55.8
Income tax (expenses) benefit	(15,014)	(22.3)	182	1.3	(14,832)	(18.2)	(23,335)	(3,418)	(13.6)	(12,611)	(12.4)	(25,734)	(3,770)	(12.5)

Net income (loss)	19,430	28.8	(48,326)	(345.6)	(28,896)	(35.5)	79,069	11,583	46.0	40,016	39.2	88,957	13,031	43.3

(1)	Our general and administrative expenses include share-based compensation expenses related to certain share options granted in 2007 that amounted to RMB49.5 million, RMB4.2 million (US$0.6 million) and RMB4.2 million in 2007, 2008 and for the nine months ended September 30, 2008, respectively. We did not recognize any share-based compensation expenses for the nine months ended September 30, 2009.

As a result of our acquisition of China Medstar on July 31, 2008, China Medstar became our consolidated subsidiary and its results of operations from August 2008 to December 31, 2008 have been consolidated in our results of operations for the year ended December 31, 2008. As a result, our results of operations for the year ended December 31, 2008 and for the nine months ended September 30, 2009 are not necessarily comparable to our results of operations for the year ended December 31, 2007 as presented on a “combined” basis and for the nine months ended September 30, 2008, respectively.

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Total Net Revenues.  Our total net revenues increased by 101.6% to RMB205.7 million (US$30.1 million) for the nine months ended September 30, 2009 from RMB102.0 million for the same period in 2008 principally as a result of an increase in the number of centers in our network, including the 23 centers added as a result of our acquisition of China Medstar, and an increase in patient cases from existing centers. The increase in our total net revenues was also due to the increase in management services as a result of revenues derived from Chang’an Hospital during the nine months ended September 30, 2009 that we did not have during the same period in 2008.

Cost of Revenues.  Total cost of revenues increased by 120.5% to RMB62.5 million (US$9.2 million) for the nine months ended September 30, 2009 from RMB28.4 million for the same period in 2008. This increase was due primarily to an increase in our cost of revenues for lease and management services to RMB42.1 million (US$6.2 million) for the nine months ended September 30, 2009 from RMB14.7 million for the same period in 2008. This was a result of an increase in the number of centers in our network principally as a result of our acquisition of China Medstar and the resulting increase in salaries and benefits to additional personnel employed by us and assigned to the centers, as well as other expenses associated with marketing and training activities. The increase in our cost of revenues is also due to an increase in amortization of acquired intangibles to RMB20.4 million (US$3.0 million) from RMB13.7 million as a result of our acquisition of China Medstar in August 2008.

Cost of revenues as a percentage of our total net revenues increased to 30.4% for the nine months ended September 30, 2009 from 27.8% for the same period in 2008. This increase was due primarily to:

•	an increase in the number of new centers that are in operation and the higher cost of revenues as a percentage of total net revenues associated with such centers during their ramp-up period; and

•	an increase in the number of new centers that offer diagnostic imaging services, which have a higher cost of revenues as a percentage of total net revenues as compared to radiotherapy treatments.

This increase in cost of revenues as a percentage of total net revenues was partially offset by an increase in net revenues derived from centers managed under service-only agreements as a percentage of our total net revenues to 9.8% for the nine months ended September 30, 2009 from 7.4% for the same period in 2008. Centers managed under service-only agreements have a lower cost of revenues as a percentage of total net revenues as compared to centers managed under lease and management services arrangements. This is because we do not purchase the medical equipment used in the centers managed under service-only agreements and, as a result, do not incur the associated equipment deprecation and amortization expenses.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit increased by 94.4% to RMB143.1 million (US$21.0 million) for the nine months ended September 30, 2009 from RMB73.6 million for the same period in 2008. Our gross margin decreased to 69.6% for the nine months ended September 30, 2009 from 72.2% for the same period in 2008.

Operating Expenses.  Our operating expenses increased by 53.4% to RMB24.2 million (US$3.5 million) for the nine months ended September 30, 2009 from RMB15.7 million for the same period in 2008 due primarily to an increase in salaries and benefits payment associated with an increased headcount primarily as a result our acquisition of China Medstar. Operating expenses as a percentage of our total net revenues decreased to 11.7% for the nine months ended September 30, 2009 from 15.4% for the same period in 2008 due primarily to increased economies of scale.

•	Selling Expenses. Our selling expenses increased by 36.3% to RMB4.5 million (US$0.6 million) for the nine months ended September 30, 2009 from RMB3.3 million for the same period in 2008. This increase in our selling expenses was due primarily to an increase in salaries and benefits payment associated with an increased headcount as a result of our acquisition of China Medstar, an increase in marketing expenses and salaries and benefits payment in connection with an increase in our business development efforts for the nine months ended September 30, 2009 as compared to the same period in 2008 to increase the number of new centers and for the development of specialty cancer hospitals. Selling expenses as a percentage of our total net revenues decreased to 2.1% for the nine months ended September 30, 2009 from 3.2% for the same period in 2008. This was due primarily to increased economies of scale.

•	General and Administrative Expenses. Our general and administrative expenses increased by 57.9% to RMB19.7 million (US$2.9 million) for the nine months ended September 30, 2009 from RMB12.5 million for the same period in 2008. This increase was due primarily to increases in salaries and benefits payment in connection with the increased headcount of our personnel and their travel related expenses principally as a result of our acquisition of China Medstar and also in connection with the continued expansion of our business. Our general and administrative expenses include charges of RMB4.2 million for the nine months ended September 30, 2008 related to share-based compensation. General and administrative expenses as a percentage of our total net revenues decreased to 9.6% for the nine months ended September 30, 2009 from 12.2% for the same period in 2008. This was due primarily to share-based compensation expenses that were incurred during the nine months ended September 30, 2008 that we did not incur for the same period in 2009.

Operating Income.  As a result of the foregoing, our operating income increased by 105.5% to RMB119.0 million (US$17.4 million) for the nine months ended September 30, 2009 from RMB57.9 million for the same period in 2008. Operating margin increased to 57.9% for the nine months ended September 30, 2009 from 56.8% for the same period in 2008.

Interest Expense.  Our interest expense decreased by 7.8% to RMB4.9 million (US$0.7 million) for the nine months ended September 30, 2009 from RMB5.3 million for the same period in 2008. This decrease was due primarily to a decrease in interest rate on our borrowings for the nine months ended September 30, 2009 from the same period in 2008.

Change in Fair Value of Convertible Notes.  We recorded a gain of RMB0.5 million from change in fair value of convertible notes for the nine months ended September 30, 2008. As all convertible notes were converted into our Series A contingently redeemable preferred shares in 2008, we did not record such gain for the nine months ended September 30, 2009.

Foreign Exchange Loss.  Our foreign exchange loss increased by 1,182.4% to RMB0.2 million (US$32,000) for the nine months ended September 30, 2009 from RMB17,000 for the same period in 2008. This was due primarily to deprecation of our cash balances held in U.S. dollars against the Renminbi.

Gain from Disposal of Equipment.  We recorded a gain of RMB0.4 million from the disposal of equipment for the nine months ended September 30, 2008 while we did not dispose of any equipment for the same period in 2009.

Interest Income.  Our interest income increased by 609.5% to RMB0.8 million (US$0.1 million) for the nine months ended September 30, 2009 from RMB0.1 million for the same period in 2008. This increase was due primarily to an increase in cash balances during the nine months ended September 30, 2009 as compared to the same period in 2008 primarily as a result of proceeds received from the issuance of our Series B contingently convertible preferred shares in October 2008.

Income Tax Expense.  Our income tax expense increased by 104.1% to RMB25.7 million (US$3.8 million) for the nine months ended September 30, 2009 from RMB12.6 million for the same period in 2008. This increase was due primarily to increase in our taxable profits and to a lesser extent, a higher effective enterprise income tax rate for the nine months ended September 30, 2009 as compared to the same period in 2008.

Net Income and Net Margin.  As a result of the foregoing, our net income increased by 122.3% to RMB89.0 million (US$13.0 million) for the nine months ended September 30, 2009 from RMB40.0 million for the same period in 2008. Net margin increased to 43.3% for the nine months ended September 30, 2009 from 39.2% for the same period in 2008.

The Year Ended December 31, 2008 (Successor Period) Compared to the Period From January 1, 2007 to October 30, 2007 (Predecessor Period) and the Period from September 10, 2007 to December 31, 2007 (Successor Period)

Total Net Revenues.  Our total net revenues were RMB171.8 million (US$25.2 million) in 2008. Our total net revenues from leasing and management services were RMB155.1 million (US$22.7 million) in 2008, which accounted for approximately 37.6% of the total medical service fees received in our network of centers in 2008. Our total net revenues were RMB67.4 million for the period from January 1, 2007 to October 30, 2007 and RMB14.0 million for the period from September 10, 2007 to December 31, 2007.

In 2008, our total net revenues increased due to the addition of China Medstar’s network of 23 centers that became consolidated in our results of operations from August 2008 onwards, the revenue contribution from the additional centers established by us during 2008 and an increase in patient cases for existing centers.

Our total net revenues also increased due to additional revenue from management services provided under service-only agreements as a result of an increase in the number of patients at centers managed under service-only agreements and revenue derived from Chang’an Hospital that we began to manage in 2008. Total net revenues derived from our management services increased from 6.4% for the period from January 1, 2007 to October 30, 2007, to 7.0% for the period from September 10, 2007 to December 31, 2007 and to 7.4% in 2008.

Cost of Revenues.  Our cost of revenues was RMB45.6 million (US$6.7 million) in 2008. Our cost of revenues was RMB20.4 million for the period from January 1, 2007 to October 30, 2007 and RMB3.9 million for the period from September 10, 2007 to December 31, 2007. Our cost of revenue as a percentage of total net revenues was 26.5% in 2008. Our cost of revenues as a percentage of total net revenues was 30.3% for the period from January 1, 2007 to October 30, 2007 and 28.0% for the period from September 10, 2007 to December 31, 2007. Our cost of revenue as a percentage of our total net revenues for the period from September 10, 2007 to December 31, 2007 and in 2008 was affected by the downward purchase price adjustment to the fair value of the medical equipment used in our network of centers and a decrease in depreciation expenses as a result, which was partially offset by the increase in amortization of acquired intangibles. Our cost of revenues as a percentage of total net revenues is also affected by the increase in net revenues derived from service-only agreements as a percentage of our total revenue. Service-only agreements do not require us to the purchase medical equipment and, as a result, we do not incur the associated depreciation expenses for the medical equipment used in centers that we manage under service-only agreements, resulting in a lower cost of revenues as a percentage of total net revenues.

Gross Profit and Gross Margin.  As a result of the foregoing, our gross profit was RMB126.2 million (US$18.5 million) in 2008. Our gross profit was RMB47.0 million for the period from January 1, 2007 to October 30, 2007 and RMB10.1 million for the period from September 10, 2007 to December 31, 2007. Our gross margin was 73.5% in 2008. Our gross margin was 69.7% for the period from January 1, 2007 to October 30, 2007 and 72.0% for the period from September 10, 2007 to December 31, 2007.

Operating Expenses.  Our operating expenses were RMB24.4 million (US$3.6 million) in 2008. Our operating expenses were RMB10.1 million for the period from January 1, 2007 to October 30, 2007 and RMB57.9 million for the period from September 10, 2007 to December 31, 2007. Our operating expenses as a percentage of total net revenues were 14.2% in 2008. Our operating expenses as a percentage of total net revenues were 14.9% for the period from January 1, 2007 to October 30, 2007 and 414.3% for the period from September 10, 2007 to December 31, 2007.

•	Selling Expenses. Our selling expenses were RMB5.5 million (US$0.8 million) in 2008. Our selling expenses were RMB1.6 million for the period from January 1, 2007 to October 30, 2007 and RMB0.8 million for the period from September 10, 2007 to December 31, 2007. Our selling expenses as a percentage of total net revenues were 3.2% in 2008. Our selling expenses as a percentage of total net revenues were 2.4% for the period from January 1, 2007 to October 30, 2007 and 5.4% for the period from September 10, 2007 to December 31, 2007.

•	General and Administrative Expenses. Our general and administrative expenses were RMB18.9 million (US$2.8 million) in 2008. Our general and administrative expenses were RMB8.5 million for the period from January 1, 2007 to October 30, 2007 and RMB57.2 million for the period from September 10, 2007 to December 31, 2007. Our general and administrative expenses as a percentage of total net revenues were 11.0% in 2008. Our general and administrative expenses as a percentage of total net revenues were 12.6% for the period from January 1, 2007 to October 30, 2007 and 408.9% for the period from September 10, 2007 to December 31, 2007. The general and administrative expenses for the period from September 10, 2007 to December 31, 2007 were affected by the share-based compensation expenses from the grant of certain OMS share options, which amounted to RMB49.5 million. The general and administrative expenses in 2008 were also affected by the share-based compensation expenses that amounted to RMB4.2 million (US$0.6 million) from the transfer of vested options of certain OMS share options to three of our executive directors.

Operating (Loss) Income.  As a result of the foregoing, our operating income was RMB101.8 million (US$14.9 million) in 2008. Our operating income was RMB36.9 million for the period from January 1, 2007 to October 30, 2007 and we had an operating loss of RMB47.9 million for the period from September 10, 2007 to December 31, 2007.

Interest Expense.  Our interest expenses was RMB7.5 million (US$1.1 million) in 2008. Our interest expenses was RMB1.0 million for the period from January 1, 2007 to October 30, 2007 and RMB0.3 million for the period from September 10, 2007 to December 31, 2007.

Change in Fair Value of Convertible Notes.  We recorded a loss from change in fair value of convertible notes of RMB0.5 million (US$68,000) in 2008. We recorded a loss from change in fair value of convertible notes was RMB0.3 million for the period from September 10, 2007 to December 31, 2007 while we did not record such loss for the period from January 1, 2007 to October 30, 2007.

Foreign Exchange Loss.  Our foreign exchanges loss was RMB0.3 million (US$48,000) in 2008. Our foreign exchange loss was RMB4,000 for the period from September 10, 2007 to December 31, 2007 while we did not record any foreign exchange loss for the period from January 1, 2007 to October 30, 2007.

(Loss) Gain from Disposal of Equipment.  Our gain from disposal of equipment under capital lease was RMB0.7 million (US$0.1 million) in 2008. Our loss from disposal of equipment under capital lease was RMB1.6 million for the period from January 1, 2007 to October 30, 2007 and was RMB25,000 for the period from September 10, 2007 to December 31, 2007.

Interest Income.  Our interest income was RMB0.4 million (US$63,000) in 2008. Our interest income was RMB15,000 for the period from January 1, 2007 to October 30, 2007 while we did not record such income for the period from September 10, 2007 to December 31, 2007.

Other Income.  We had other income of RMB7.7 million (US$1.1 million) in 2008 that was the result of restitution payments from certain employees and former employees related to the return of corporate funds that they had misappropriated.

Income Tax Expense.  Our income tax expense was RMB23.3 million (US$3.4 million) in 2008. Our income tax expense was RMB15.0 million for the period from January 1, 2007 to October 30, 2007 and our income tax benefit was RMB0.2 million for the period from September 10, 2007 to December 31, 2007.

Net (Loss) Income and Net Margin.  As a result of the foregoing, our net income was RMB79.1 million (US$11.6 million) in 2008. Our net income was RMB19.4 million for the period from January 1, 2007 to October 30, 2007 and our net loss was RMB48.3 million for the period from September 10, 2007 to December 31, 2007.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 on a Combined Basis

Total Net Revenues. Our total net revenues increased by 110.0% to RMB171.8 million (US$25.2 million) in 2008 from RMB81.4 million in 2007. This increase was due primarily to the increase in lease and management services revenues which was a result of the network of 23 centers of China Medstar that are consolidated in our results of operations from August 2008, seven new centers that we established in 2008 and an increase in patient cases from existing centers. The increase in our total net revenues was also due to the increase in an increase in the number of patients for centers managed under service-only agreements and revenues derived from Chang’an Hospital that we began to manage in 2008.

Cost of Revenues. Total cost of revenues increased by 87.7% to RMB45.6 million (US$6.7 million) in 2008 from RMB24.3 million in 2007. This increase in our cost of revenues was due primarily to an increase in amortization of acquired intangibles to RMB20.9 million (US$3.1 million) from RMB2.0 million as a result of the OMS reorganization, our acquisition of China Medstar in 2008 and an increase in the number of centers in our network from 2007 to 2008, which has resulted in an increase in salaries and benefits to additional personnel employed by us and assigned to the centers and other expenses associated with marketing and training activities. Cost of revenues as a percentage of our total net revenues decreased to 26.5% in 2008 from 29.9% in 2007. This decrease was due primarily to:

•	the downward purchase price adjustment to the fair value of the medical equipment used in our network of centers and a decrease in depreciation expenses as a result;

•	an increase in net revenues derived from centers managed under service-only agreements as a percentage of our total net revenues to 7.4% in 2008 from 6.5% in 2007. Centers managed under service-only agreements have a lower cost of revenues as a percentage of total net revenues as compared to centers managed under lease and management services arrangements. This is because we do not purchase the medical equipment used in the centers managed under service-only agreements and, as a result, do not incur the associated equipment depreciation expenses; and

•	our acquisition of China Medstar, which had a lower cost of revenues as a percentage of total net revenues as compared to our company. This was because of the higher cost of certain of our installed medical equipment as compared to the cost of China Medstar’s medical equipment, which had a higher depreciation expenses.

Gross Profit and Gross Margin. As a result of the foregoing, our gross profit increased by 121.1% to RMB126.2 million (US$18.5 million) in 2008 from RMB57.1 million in 2007. Our gross margin increased to 73.5% in 2008 from 70.1% in 2007.

Operating Expenses. Our operating expenses decreased by 64.1% to RMB24.4 million (US$3.6 million) in 2008 from RMB68.0 million in 2007 due primarily to a significant decrease in our general and administrative expenses as a result of a decrease in share-based compensation expenses in 2008 as compared to 2007. Operating expenses as a percentage of our total net revenues decreased to 14.2% in 2008 from 83.5% in 2007 due primarily to a decrease in share-based compensation expenses in 2008 as compared to 2007.

•	Selling Expenses. Our selling expenses increased by 129.0% to RMB5.5 million (US$0.8 million) in 2008 from RMB2.4 million in 2007. This increase in our selling expenses was due primarily to an increase in marketing expenses and salaries and benefits payment in connection with an increase in our business development efforts in 2008 as compared to 2007 to increase the number of new centers and for the development of specialty cancer hospitals. Selling expenses as a percentage of our total net revenues in 2008 remained in line with 2007 and increased slightly to 3.2% in 2008 from 2.9% in 2007.

•	General and Administrative Expenses. Our general and administrative expenses decreased by 71.3% to RMB18.9 million (US$2.8 million) in 2008 from RMB65.6 million in 2007. Our general and administrative expenses include charges of RMB4.2 million (US$0.6 million) and RMB49.5 million in 2008 and 2007, respectively, related to share-based compensation. Our general and administrative expenses, not including the share-based compensation expenses, have also increased in 2008 from 2007, which was due primarily to increases in salaries and benefits payments in connection with the increased headcount of our personnel as well as their travel related expenses.

Operating Income (Loss). As a result of the foregoing, we had operating income of RMB101.8 million (US$14.9 million) in 2008 as compared to an operating loss of RMB10.9 million in 2007. Operating margin in 2008 was 59.3% as compared to a negative 13.4% in 2007.

Interest Expense. Our interest expense increased by 504.6% to RMB7.5 million (US$1.1 million) in 2008 from RMB1.2 million in 2007. This increase was due primarily to increased bank borrowings in 2008 and the increase in the average balance of convertible notes that were outstanding during 2008 as compared to 2007.

Change in Fair Value of Convertible Notes.  Loss from change in fair value of convertible notes we recorded increased by 36.1% to RMB0.5 million (US$68,000) in 2008 from RMB0.3 million in 2007.

Foreign Exchange Loss. Our foreign exchange loss increased by 8,025.0% to RMB0.3 million (US$48,000) in 2008 from RMB4,000 in 2007. This increase was due primarily to an increase in average foreign currency balance in 2008 as compared to 2007.

(Loss) Gain from Disposal of Equipment. We recorded a gain of RMB0.7 million (US$0.1 million) from the disposal of equipment in 2008 while we incurred a loss of RMB1.6 million from the disposal of equipment in 2007.

Interest Income. Our interest income increased by 2,766.7% to RMB0.4 million in 2008 from RMB15,000 in 2007. This increase was due primarily to an increase in cash balances in 2008 as compared to 2007.

Other Income. We had other income of RMB7.7 million (US$1.1 million) in 2008 that was the result of restitution payments from certain employees and former employees related to the return of corporate funds that they had misappropriated. We did not record such other income in 2007.

Income Tax Expense. Our income tax expense increased by 57.3% to RMB23.3 million (US$3.4 million) in 2008 from RMB14.8 million in 2007. This increase was due primarily to increase in our taxable profits and higher effective enterprise income tax rate in 2008 as compared to 2007.

Net (Loss) Income and Net Margin. As a result of the foregoing, our net income was RMB79.1 million (US$11.6 million) in 2008 as compared to a net loss of RMB28.9 million in 2007. Net margin was 46.0% 2008 as compared to negative 35.5% in 2007.

Selected Quarterly Results

The following table sets forth our unaudited consolidated quarterly results for the seven quarters ended September 30, 2009. You should read the following table in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this prospectus. The consolidated quarterly results information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. These quarterly operating results are not indicative of results that may be expected for any future quarters or for a full year.

	For the Three Months Ended
	March 31,	June 30,	September. 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2008	2008	2009	2009	2009
	(in RMB thousands)

Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services	20,672	23,813	49,811	60,765	47,349	66,696	70,892
Management services	2,013	2,751	2,755	5,158	8,323	5,084	6,689
Other, net	—	—	178	3,873	79	137	408

Total net revenues	22,685	26,564	52,744	69,796	55,751	71,917	77,989
Cost of revenues:
Lease and management services	(3,092)	(3,335)	(8,244)	(10,375)	(11,171)	(15,270)	(15,703)
Amortization of acquired intangible assets	(4,008)	(4,008)	(5,655)	(6,826)	(6,882)	(6,882)	(6,624)
Management services	(7)	(7)	(5)	(35)	(3)	(4)	(2)

Total cost of revenues	(7,107)	(7,350)	(13,904)	(17,236)	(18,056)	(22,156)	(22,329)
Gross profit	15,578	19,214	38,840	52,560	37,695	49,761	55,660
Operating expenses:
Selling expenses	(799)	(1,053)	(1,423)	(2,222)	(1,316)	(1,671)	(1,476)
General and administrative expenses	(2,407)	(2,742)	(7,319)	(6,401)	(5,754)	(5,722)	(8,211)

Operating income	12,372	15,419	30,098	43,937	30,625	42,368	45,973
Interest expense	(1,006)	(1,732)	(2,555)	(2,162)	(1,638)	(1,571)	(1,671)
Change in fair value of convertible notes	(883)	1,297	(878)	—	—	—	—
Foreign exchange (loss) income	(76)	109	(46)	(312)	(663)	542	(97)
Gain from disposal of equipment	—	127	265	266	—	—	—
Interest income	3	52	61	314	224	423	176
Other income	—	—	—	7,734	—	—	—

Income before income taxes	10,410	15,272	26,945	49,777	28,548	41,762	44,381
Income tax expenses	(3,062)	(3,651)	(5,898)	(10,724)	(6,709)	(8,826)	(10,199)

Net income	7,348	11,621	21,047	39,053	21,839	32,936	34,182

The following table sets forth our unaudited consolidated selected quarterly results, as a percentage of our total net revenues, for the seven quarters ended September 30, 2009.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2008	2008	2009	2009	2009

Revenues, net of business tax, value-added tax and related surcharges:
Lease and management services	91.1%	89.6%	94.4%	87.1%	84.9%	92.7%	90.9%
Management services	8.9	10.4	5.2	7.4	15.1	7.1	8.6
Other, net	—	—	0.4	5.5	—	0.2	0.5

Total net revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Lease and management services	(13.6)	(12.6)	(15.6)	(14.9)	(20.0)	(21.2)	(20.1)
Amortization of acquired intangible assets	(17.7)	(15.1)	(10.8)	(9.7)	(12.4)	(9.6)	(8.5)
Management services	—	—	—	(0.1)	—	—	—

Total cost of revenues	(31.3)	(27.7)	(26.4)	(24.7)	(32.4)	(30.8)	(28.6)
Gross profit	68.7	72.3	73.6	75.3	67.6	69.2	71.4
Operating expenses:
Selling expenses	(3.5)	(4.0)	(2.7)	(3.2)	(2.4)	(2.3)	(1.9)
General and administrative expenses	(10.6)	(10.3)	(13.8)	(9.2)	(10.3)	(8.0)	(10.6)

Operating income	54.6	58.0	57.1	62.9	54.9	58.9	58.9
Interest expense	(4.4)	(6.5)	(4.8)	(3.1)	(2.9)	(2.2)	(2.1)
Change in fair value of convertible notes	(3.9)	4.9	(1.7)	(0.1)	—	—	—
Foreign exchange (loss) income	(0.3)	0.4	(0.1)	(0.4)	(1.2)	0.8	(0.1)
Gain from disposal of equipment	—	0.5	0.5	0.4	—	—	—
Interest income	—	0.2	0.1	0.5	0.4	0.6	0.2
Other income	—	—	—	11.1	—	—	—

Income before income taxes	46.0	57.5	51.1	71.3	51.2	58.1	56.9
Income tax expenses	(13.5)	(13.8)	(11.2)	(15.3)	(12.0)	(12.3)	(13.1)

Net income	32.5	43.7	39.9	56.0	39.2	45.8	43.8

Our business is subject to seasonality factors that have resulted in fluctuations in our total net revenues and net income in the seven quarters ended September 30, 2009. Our network of centers typically treats fewer patients during the first quarter as compared to other quarters as a result of the Chinese New Year holidays in the first quarter of every year. Patients typically choose not to undergo radiotherapy treatment or receive diagnostic imaging services during holidays. We believe that our revenues will continue to be affected in the future by the seasonality of our business. Our business is also subject to the effect of acquisitions. We experienced a significant increase in our total net revenues and results of operations in the three months ended December 31, 2008, which was primarily the result of our acquisition of China Medstar that added 23 centers into our network of centers. We plan to continue the expansion of our network of centers through selective strategic acquisitions in the future, and therefore our results in future quarters may be materially impacted.

Our cost of revenues varies from quarter to quarter and does not necessarily correspond to changes in our total net revenues. Our cost of revenues are primarily comprised of depreciation and amortization expenses associated with the costs of the medical equipment and our acquired intangible assets, which are not necessarily indicative of the performance of our network of centers during the relevant quarter.

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	Predecessor	Concord Medical (Successor)
	Period from	Period from
	January 1, 2007	September 10, 2007
	to	to	Year Ended December 31,		Nine Months Ended September 30,
	October 30, 2007	December 31, 2007	2008	2008	2008	2009
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash generated from operating activities	44,593	6,103	46,774	6,852	27,370	104,500	15,308
Net cash used in investing activities	(50,452)	(30,441)	(376,371)	(55,136)	(300,692)	(223,426)	(32,731)
Net cash generated from financing activities	6,020	63,225	649,494	95,147	278,407	50,829	7,448
Exchange rate effect on cash	—	138	(5,698)	(834)	(5,949)	(191)	(29)
Net increase (decrease) in cash	161	39,025	314,199	46,029	(864)	(68,288)	(10,004)
Cash at beginning of the period/year	606	767	39,792	5,829	39,792	353,991	51,858
Cash at end of the period/year	767	39,792	353,991	51,858	38,928	285,703	41,854

To date, we have financed our operations primarily through cash flows from operations and short- and long-term bank borrowings, as well as the issuance of convertible notes and contingently redeemable convertible preferred shares. As of December 31, 2007 and 2008 and as of September 30, 2009, we had RMB39.8 million, RMB354.0 million (US$51.9 million) and RMB285.7 million (US$41.9 million) in cash, respectively. As of September 30, 2009, we had RMB30.0 million (US$4.4 million) in short-term borrowings outstanding and RMB149.8 million (US$21.9 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding. As of December 31, 2008, we had RMB20.8 million (US$3.0 million) in short-term bank borrowings outstanding and RMB92.0 million (US$13.5 million) in long-term bank borrowings outstanding, including the current portion of such long-term borrowings outstanding. We did not have any short-term and long-term bank borrowings outstanding as of December 31, 2007. Our cash primarily consists of cash on hand and bank deposits.

Operating Activities

The primary factors affecting our operating cash flow is the amount and timing of payments of our contractual percentage of each center’s revenue net of specified operating expenses that we received from our hospital partners and cash payments that we made in connection with establishing new centers.

Net cash generated from operating activities increased by 281.8% to RMB104.5 million (US$15.3 million) for the nine months ended September 30, 2009 from RMB27.4 million for the same period in 2008. Net cash generated from operating activities for the nine months ended September 30, 2009 was due primarily to cash received from an increased number of hospital partners which, in turn, was primarily a result of our acquisition of China Medstar. This increase was partially offset by an increase in accounts receivable and a decrease in accrued expenses and other liabilities.

Net cash generated from operating activities in 2008 was RMB46.8 million (US$6.9 million). Net cash generated from operating activities was due primarily to cash received from our hospital partners, which was partially offset by deposits made by us that amounted to RMB15.0 million (US$2.2 million) to Chang’an Hospital as performance guarantee, a decrease in accounts payable that amounted to RMB20.2 million (US$3.0 million) and an increase in accounts receivable that amounted to RMB19.3 million (US$2.8 million).

Net cash generated from operating activities for the period from September 10, 2007 to December 31, 2007 was RMB6.1 million. Net cash generated from operating activities was due primarily to an increase in accrued expenses and other liabilities that amounted to RMB2.0 million and a decrease in advance made to a hospital of RMB2.7 million.

Net cash generated from operating activities for the period from January 1, 2007 to October 30, 2007 was RMB44.6 million. Net cash generated from operating activities was due primarily to cash received from our hospital partners and an increase in accrued expenses and other liabilities of RMB4.1 million, which was partially offset by an increase in accounts receivable of RMB5.4 million and an increase in prepayments and other current assets of RMB4.8 million.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2009 was RMB223.4 million (US$32.7 million). Net cash used in investing activities for the nine months ended September 30, 2009 was due primarily to (i) deposits paid for the purchase of medical equipment for new centers that amounted to RMB116.1 million (US$17.0 million), (ii) the purchase of medical equipment for new centers (including the purchase from Chang’an Hospital of the six units of radiotherapy and diagnostic imaging equipment) that amounted to RMB74.0 million (US$10.8 million) and (iii) the payment of the remaining acquisition consideration for Xing Heng Feng Medical and certain other business of RMB21.5 million (US$3.2 million).

Net cash used in investing activities in 2008 was RMB376.4 million (US$55.1 million). Net cash used in investing activities in 2008 was due primarily to our acquisitions of China Medstar, Xing Heng Feng Medical and certain other businesses to expand our network that amounted to RMB231.5 million (US$33.9 million), deposits paid for the purchase of medical equipment for new centers that amounted to RMB95.1 million (US$13.9 million) and the purchase of medical equipment for new centers that amounted to RMB31.6 million (US$4.6 million).

Net cash used in investing activities for the period from September 10, 2007 to December 31, 2007 was RMB30.4 million. Net cash used in investing activities for the period was due primarily to the purchase of medical equipment for new centers that amounted to RMB22.5 million and the deposits paid for the purchase of medical equipment for new centers that amounted to RMB13.6 million.

Net cash used in investing activities for the period from January 1, 2007 to October 30, 2007 was RMB50.5 million. Net cash used in investing activities for the period was due primarily to the purchase of medical equipment for new centers that amounted to RMB43.4 million and the deposits paid for the purchase of medical equipment for new centers that amounted to RMB13.0 million.

Financing Activities

Net cash generated from financing activities for the nine months ended September 30, 2009 was RMB50.8 million (US$7.4 million). Net cash generated from financing activities for the nine months ended September 30, 2009 was due primarily to the proceeds from long-term bank borrowings of RMB128.8 million (US$18.9 million) and the proceeds from short-term bank borrowings of RMB19.0 million (US$2.8 million), which were partially offset by the repayment of long-term bank borrowings of RMB70.9 million (US$10.4 million), the repayment of short-term bank borrowings of RMB9.8 million (US$1.4 million) and an increase in restricted cash of RMB7.2 million (US$1.1 million).

Net cash generated from financing activities in 2008 was RMB649.5 million (US$95.1 million). Net cash generated from financing activities in 2008 was due primarily to proceeds received from the issuance of our Series A and Series B contingently redeemable convertible preferred shares and convertible notes that amounted to RMB613.2 million (US$89.8 million), proceeds received from the exercise of share options that amounted to RMB114.6 million (US$16.8 million) and proceeds from short-term bank borrowings of RMB20.8 million (US$3.0 million), which was partially offset by repayments of loans from certain related parties that amounted to RMB41.7 million (US$6.1 million), the repayment of long-term bank borrowings of RMB37.9 million (US$5.6 million) and the repayment of short-term bank borrowings of RMB21.5 million (US$3.1 million).

Net cash generated from financing activities for the period from September 10, 2007 to December 31, 2007 was RMB63.2 million. Net cash generated from financing activities for the period was due primarily to proceeds received from the issuance of our convertible notes that amounted to RMB36.5 million and loan received from certain shareholders that amounted to RMB32.4 million.

Net cash generated from financing activities for the period from January 1, 2007 to October 30, 2007 was RMB6.0 million. Net cash generated from financing activities for the period was due primarily to loan received from certain shareholders that amounted to RMB6.8 million which was partially offset by repayment of obligations under capitalized leases of RMB0.8 million.

Acquisitions and Capital Expenditures

In July 2008, we acquired China Medstar for £17.1 million, or approximately RMB238.7 million (US$35.0 million) in cash. The transaction was accepted by the shareholders of China Medstar and closed on July 31, 2008.

We also acquired control of Xing Heng Feng Medical in October 2008 for total consideration of RMB35.0 million (US$5.1 million). As of December 31, 2008, RMB18.0 million (US$2.6 million) of the acquisition consideration was still payable which was subsequently paid in January 2009.

We also acquired certain other businesses related to radiotherapy and diagnostic imaging centers managed by third parties for total consideration of RMB14.0 million (US$2.0 million). As of September 30, 2009, the acquisition consideration of RMB6.5 million (US$1.0 million) was still payable. We expect to pay the remaining RMB6.5 million (US$1.0 million) before the end of 2009.

In 2007 and 2008 and for the nine months ended September 30, 2009, our capital expenditures totaled RMB65.9 million, RMB31.6 million (US$4.6 million) and RMB74.0 million (US$10.8 million), respectively. In past years, our capital expenditures related primarily to the purchase of medical equipment and the acquisition of assets from third parties. Capital expenditure decreased in 2008 as compared to 2007 due to our expansion of our network through the acquisitions of China Medstar, Xing Heng Feng Medical and other businesses in 2008. In August 2009, we purchased from Chang’an Hospital the six units of radiotherapy and diagnostic imaging equipment that were located at the six centers that we previously managed under service-only agreements with Chang’an Hospital. The total agreed upon consideration for such equipment was approximately RMB72.7 million (US$10.7 million), of which RMB50.0 million (US$7.3 million) was paid as of September 30, 2009. We paid an additional RMB20.0 million (US$2.9 million) of the consideration in October 2009 and we expect to pay the remaining RMB2.7 million (US$0.5 million) before the end of 2009. We subsequently entered into a long-term lease and management services arrangement with Chang’an Hospital pursuant to which we leased these six units of equipment to Chang’an Hospital. Two of the six units of equipment were combined into one center and we provide lease and management services to the five remaining centers in which these six units of equipment are located. We estimate that our aggregate capital expenditures for the balance of 2009 and in 2010 will be approximately RMB1,200.0 million (US$175.8 million), which we will use mainly for the continued expansion of our network, including for the purchase of medical equipment and for the establishment of our specialty cancer hospitals.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from this offering and bank loans of approximately RMB190.0 million (US$27.8 million) that we expect to obtain in 2010 to fund the development of our specialty cancer hospitals, will be sufficient to meet our anticipated cash needs for at least the next 12 months following this offering. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2008:

	Contractual Obligations
	Less Than			More Than
	1 Year	1-3 Year	3-5 Year	5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)

Short-term debt obligations	20,800	—	—	—	20,800
Long-term debt obligations	39,840	52,120	—	—	91,960
Capital lease obligations	5,084	7,562	6,392	—	19,038
Operating lease obligations	2,700	2,703	1,144	—	6,547
Purchase obligations	115,919	—	—	—	115,919

Total	184,343	62,385	7,536	—	254,264

Our short- and long-term debt obligations as of December 31, 2008 represent bank borrowings obtained by our subsidiary Shanghai Medstar. All such borrowings were entered into with the Agricultural Bank of China and are secured by medical equipment under capital lease. Our short-term bank borrowing outstanding as of December 31, 2008 had a weighted average interest rate of 6.66% per annum. Our long-term bank borrowing outstanding as of December 31, 2008 had a weighted average interest rate of 7.47% per annum.

As of September 30, 2009, we had RMB30.0 million (US$4.4 million) in short-term borrowings outstanding and RMB149.8 million (US$21.9 million) in long-term borrowings outstanding, including the current portion of such long-term borrowings outstanding. Our short-term borrowing bore a weighted average interest of 5.07% per annum and our long-term borrowings bore weighted average interest of 5.18% per annum.

Shanghai Medstar entered into three additional long-term borrowing arrangements with the Agricultural Bank of China with a total amount of RMB53.8 million (US$7.9 million), all with a term to maturity of three years. These long-term borrowing arrangements each has a variable annual interest rate equal to 90% of the benchmark lending rate of the People’s Bank of China adjusted every three months. Shanghai Medstar is required to make monthly payments beginning in October 2009 in an amount equal to RMB170,000 (US$24,900) and a final payment of RMB50,000 (US$7,300) related to one of the borrowings and monthly payments beginning in November 2009 in an amount equal to RMB1.2 million (US$0.2 million) and a final payment of RMB0.4 million (US$0.1 million) related to another borrowing.

Shanghai Medstar also entered into a short-term loan agreement in June 2009 with HSBC Bank (China) Company Limited for RMB15.0 million (US$2.2 million) that matures in June 2010 bearing interest at a rate of 5.16%, secured by account receivables of Shanghai Medstar and guaranteed by Aohua Medical. This borrowing contains restrictive covenants requiring the maintenance of tangible net worth of RMB400.0 million and RMB180.0 million by China Medstar and Aohua Medical, respectively, and a total liability to tangible net worth ratio of 0.5 times and 0.36 times at all time for China Medstar and Aohua Medical, respectively.

Aohua Medical has entered into a long-term loan agreement in January 2009 with China Construction Bank, Shenzhen Branch for RMB20.0 million (US$2.9 million) that matures in January 2012. This long-term borrowing has a variable annual interest rate equal to 110% of the benchmark lending rate of the People’s Bank of China, adjusted every 12 months, secured by accounts receivable of Aohua Medical and Aohua Leasing and guaranteed by Aohua Leasing. Aohua Medical is required to make monthly repayments as to the principal of the borrowing beginning on the fourth month after the loan is obtained.

Aohua Medical obtained a bank loan facility in the principal amount of RMB20.0 million (US$2.9 million) from China Merchant Bank Company Limited in September 2009 that expires in September 2010. This bank loan facility is guaranteed by Aohua Leasing. Interest rate for this bank loan facility is to be determined in accordance with the specific loan agreement entered into every time the facility is drawn down. As of September 30, 2009, Aohua Medical had drawn down RMB4.0 million (US$0.6 million) of this facility.

Aohua Leasing entered into a RMB100.0 million (US$14.6 million) banking facility with China Construction Bank in August 2009 that matures in August 2012. This banking facility bears interest rate equal to a floating rate of the People’s Bank of China’s benchmark lending rate adjusted every twelve months, which was 5.4% in August 2009. We expect to use this banking facility for the purchase of medical equipment in the future and any amount drawn under the facility will be secured by the respective medical equipment to be purchased and accounts receivable of Aohua Leasing, as well as guaranteed by Aohua Medical and Shanghai Medstar. Aohua Leasing is required under the facility agreement to make quarterly repayments of the principal.

Aohua Leasing obtained a trade financing facility in the principal amount of RMB20.0 million (US$2.9 million) from China Construction Bank in August 2009 that expires in 2010. Under this trade financing facility, Aohua Leasing is required to pay a management fee to China Construction Bank in an amount equal to 5.5% of the total principal amount under this facility. This trade financing facility is secured by accounts receivable of Aohua Leasing and guaranteed by Aohua Medical and Shanghai Medstar.

We expect to obtain bank loans of approximately RMB90.0 million (US$13.2 million) in 2010 to fund the development of the Chang’an CMS International Cancer Center. We also expect to obtain bank loans of approximately RMB100.0 million (US$14.6 million) in 2010 to fund the development of the Beijing Proton Medical Center.

During the nine months ended September 30, 2009, we entered into two non-cancellable corporate office operating leases with a lease term of two and three years, respectively. As of September 30, 2009, our operating lease obligation for the remainder of 2009, 2010, 2011 and 2012 was RMB1.3 million (US$0.2 million), RMB5.1 million (US$0.8 million), RMB4.8 million (US$0.7 million) and RMB2.3 million (US$0.3 million), respectively.

As of September 30, 2009, we had purchase obligation for certain medical equipment that amounted to RMB102.7 million (US$15.0 million), which are all scheduled to be paid within one year.

Off-Balance Sheet Arrangements

We do not engage in trading activities involving non-exchange traded contracts or interest rate swap transactions or foreign currency forward contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 1.5%, 4.8% and 5.9% in the years 2006, 2007 and 2008, respectively. If inflation continues to rise, it may materially and adversely affect our business.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenditures are denominated in Renminbi. However, the price of medical equipment that we purchase from foreign manufacturers is denominated in U.S. dollars. We pay for such equipment in Renminbi through importers at a pre-determined exchange rate that is typically agreed to at the time of purchase that will be adjusted to a certain extent if there is significant fluctuation as to the exchange rate. As a result, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the cost of such medical equipment to us and will affect our results of operation and financial condition. Such fluctuations will also affect us with respect to the translation of the net proceeds that we will receive from this offering into Renminbi. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollar as of September 30, 2009, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB24.3 million (US$3.6 million) in our total cash position.

The functional currency of our company and our subsidiaries, including Ascendium, CMS Holdings, OMS, Cyber Medical and China Medstar, is the U.S. Dollar. Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria of Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,” or SFAS 52. We use the Renminbi as our reporting currency. We use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of our PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term bank borrowings and interest income on our interest-bearing bank deposits. We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our short-term and long-term borrowings may increase or decrease due to changes in market interest rates. During 2008, our short-term and long-term bank borrowings, all of which were denominated in Renminbi, had a weighted average interest rate of 6.66% per annum and 7.47% per annum, respectively. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding borrowings during the six months ended September 30, 2009, a 10% change in the interest rates would result in an increase or decrease of RMB0.5 million (US$0.1 million) of our total amount of interest expense for the nine months ended September 30, 2009. Based on our outstanding interest earning instruments during the nine months ended September 30, 2009, a 10% change in the interest rates would result in an increase or decrease of RMB 82,000 (US$12,000) in our total amount of interest income for the nine months ended September 30, 2009.

Recent Accounting Pronouncements

There have been no developments to recently issued accounting standards, including the expected dates of adoption and estimated effects on the Group’s consolidated financial statements, from those disclosed in the Group’s consolidated financial statements for the year ended December 31, 2008, except for the following:

•	In April 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 805-20, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” to amend SFAS 141 (revised 2007) “Business Combinations.” ASC 805-20 addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. ASC 805-20 also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements, absent any material business combinations.

•	In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. Specifically, SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

•	In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends FASB Interpretation No. 46(R), “Variable Interest Entities” for determining whether an entity is a variable interest entity (“VIE”) and requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE. Under SFAS 167, an enterprise has a controlling financial interest when it has a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. SFAS 167 also requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity’s economic performance. SFAS 167 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities. The Company is currently evaluating the impact the adoption of SFAS 167 will have on its consolidated financial statements.

•	In June 2009, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 168, The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This statement modifies the Generally Accepted Accounting Principles (“GAAP”) hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codificationtm (“ASC”), also known collectively as the “Codification,” is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize U.S. GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. This statement applies beginning in third quarter 2009. All accounting references have been updated, and therefore U.S. GAAP standards have been replaced with ASC references. This standard had no impact on the Company’s financial position, results of operations or cash flows.

•	In August 2009, the FASB issued Accounting Standards Update No. 2009-5, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). ASU 2009-05 amends Accounting Standards Codification Topic 820, “Fair Value Measurements.” Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of Topic 820 of the Accounting Standards Codification (e.g. an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

•	In September 2009, the Emerging Issues Task Force (EITF) reached final consensus on ASC 605-25, “Revenue Arrangements with Multiple Deliverables.” ASC 605-25 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. EITF 08-1 may be applied retrospectively or prospectively for new or materially modified arrangements and early adoption is permitted. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

OUR INDUSTRY

Cancer was the leading cause of death in China in 2008 according to the MOH. Approximately 3.5 million patients were diagnosed with cancer in 2008 in China, according to a commissioned report by Frost & Sullivan. Frost & Sullivan also estimated that the cancer radiotherapy and diagnostic imaging market in China was RMB16.6 billion (US$2.4 billion) in 2008 and is expected to grow to RMB68.3 billion (US$10.0 billion) in 2015, representing a CAGR of 22.4%. Among the factors contributing to this growth rate are significant projected growth in the number of new cancer cases due to the continued aging and urbanization of the Chinese population, increased affordability of cancer diagnosis and treatment as a result of rising disposable income and increased government expenditure on healthcare and growing awareness and adoption of advanced cancer diagnosis and treatment modalities by Chinese patients and physicians.

Cancer in China

Cancer was the leading cause of death in China in 2008. Based on MOH data, cancer accounted for 2.1 million deaths, or 26.2% of total deaths in China in 2008. There were approximately 3.5 million patients diagnosed with cancer in China in 2008, according to a report by Frost & Sullivan. Frost & Sullivan further estimates that new cancer cases will increase to approximately 4.1 million in China in 2015, representing CAGR of 2.6%, compared to an estimated CAGR of 1.5% for the United States over the same period.

According to a survey conducted by the MOH in 2008, the increase in cancer cases in China is primarily attributable to demographic changes and urbanization, since elderly and urban populations exhibit higher rates of cancer compared to the overall population. With respect to demographic changes, China’s population increased by 9.6% from approximately 1.2 billion in 1995 to approximately 1.3 billion in 2008, while the number of individuals over 65 years old increased by 46.8% from 75.1 million to 110.2 million over the same period. In contrast, according to United States Census Bureau, the U.S. population increased by 14.1% from 266.6 million in 1995 to 304.1 million in 2008, while the number of individuals over 65 years old increased by 15.2% from 33.8 million to 38.9 million over the same period. Additionally, China’s urban population increased by 72.5% from 351.7 million in 1995 to 606.7 million in 2008. According to the MOH, tobacco usage and environmental pollution have also contributed to higher rates of cancer for China’s urban residents. All of these factors suggest a significant increase in potential demand for cancer diagnosis and treatment in the future.

Cancer Diagnosis and Treatment

Modern cancer treatments rely heavily on the utilization of advanced diagnostic imaging technologies such as computerized tomography, or CT, magnetic resonance imaging, or MRI and positron emission tomography, or PET. Principal cancer treatments include various types of radiotherapy, chemotherapy and surgery, which may be used alone or in combination with each other. With respect to radiotherapy, there are several different treatment options, including gamma knife systems and linear accelerators, as well as the more advanced proton therapy systems. The choice of cancer treatment options depends upon the location of the tumor in the body, the type of the tumor and the stage of the disease, as well as the general state of health of the patient. The WHO reported in its 2008 World Cancer Report that a little over 50% of all patients who develop cancer will require some type of radiotherapy during their illness. According to a report by Frost & Sullivan, the percentage of cancer patients who underwent surgery, chemotherapy and radiotherapy in China in 2008 was approximately 74.0%, 70.3% and 32.6%, respectively.

Radiotherapy (also called “radiation therapy” or “radiation treatment”) utilizes focused doses of intense radiation to kill cancer cells and shrink tumors. Radiotherapy can be used to treat almost every type of malignant solid tumor as well as benign tumors. Advances in different imaging modalities (e.g., PET-CT) and the integrated use of these modalities with radiotherapy are expected to enhance the precision of radiotherapy treatments.

Provision of Healthcare Services in China

Healthcare services in China are provided primarily at hospitals. Patients visit the hospital for both in-patient and most out-patient care. Physicians are typically employed by hospitals and work on the hospital premises. According to the MOH and the general logistics department of the PLA, at the end of 2008, there were approximately 19,800 hospitals in China, including approximately 115 specialty cancer hospitals.

Approximately 80% of hospitals in China are owned by the government, government agencies, government controlled corporations or the military. Such hospitals (including military hospitals) typically serve the general public. While these hospitals are owned in some way by the government, they receive little direct government funding and are individually financed. These government hospitals also operate largely independently of each other and generally do not operate as groups of hospitals under common control. Ownership of privately-owned hospitals in China is also fragmented, with a lack of dominant groups of hospitals.

China has a relatively underdeveloped medical infrastructure, which has resulted in significant unmet demand for medical services in China. According to the WHO, there were 22 hospital beds per 10,000 people in China in 2008 versus 31, 39, 86 and 140 hospital beds per 10,000 people in the United States, the United Kingdom, Korea and Japan, respectively. The average occupancy rate for China’s hospitals in 2008 was 74.6%, while the average occupancy rate for China’s specialty cancer hospitals during that same period was a much higher 104.1%, according to the MOH.

The largest portion of healthcare expenses in China is funded by private individuals. The MOH reported that in 2007, self payment accounted for 45.2% of China’s total medical expenses, whereas payment by public medical insurance schemes, commercial insurance plans and employers accounted for another 34.5%, and the direct payment by the government accounted for the remaining 20.4%. In China, most patients currently pay medical expenses out-of-pocket prior to receiving medical services and later seek insurance reimbursement, to the extent, if any, that they are covered by medical insurance schemes. The up-front collection of medical fees, whether or not the patient is insured, together with China’s lack of emergency medical treatment laws such as those in the United States, which require the treatment of the uninsured, results in very low bad debt and charity care expenditures for hospitals and other healthcare service providers in China. Due to cultural factors, the high percentage of out-of-pocket expenses and the need to pay for medical services upfront, family members of Chinese patients frequently contribute to the payment of healthcare expenses, particularly in the case of non-discretionary healthcare expenses, such as the diagnosis and treatment of cancer.

Source: MOH

Radiotherapy and Diagnostic Imaging in China

The Chinese radiotherapy and diagnostic imaging market has grown steadily over the years. According to a report by Frost & Sullivan, there were approximately 1,187 linear accelerators, 159 head gamma knife systems, 86 body gamma knife systems, 122 PET-CT scanners and 2,260 MRI scanners installed across the country in 2008. CAGRs of such installed equipment were 16.4%, 18.9%, 16.0%, 16.9% and 22.6% from 2003 to 2008, respectively.

Source: Frost & Sullivan, 2008

Despite this high level of growth, the number of units of radiotherapy and diagnostic imaging equipment per capita in China is significantly lower than in developed countries. The Frost & Sullivan report estimates that at the end of 2008, China had only 0.7 linear accelerators per million people, compared to 9.5 in the United States, 6.6 in Japan, 5.6 in France and 3.0 in the United Kingdom during the same period. The relatively low penetration of radiotherapy equipment in China contributes to the low rate of treatment using radiotherapy received by cancer patients in China. We also believe that a generally low level of education amongst Chinese physicians about advanced radiotherapy is a key contributor to the relatively low rate of usage of radiotherapy for the treatment of cancer patients in China.

Source: Frost & Sullivan, 2008

The vast majority of radiotherapy and diagnostic imaging services are performed in hospitals. Hospitals are motivated to offer high-end services such as radiotherapy and diagnostic imaging services to attract patients and increase hospital revenues. The challenge, however, is that many hospitals in China cannot fund expensive equipment purchases due to limited operating cash flows, inability to raise equity funding, limited access to debt financing and the absence of vendor financing. Hospitals in China generally also lack experienced radiologists and technicians and management experience in operating radiotherapy and diagnostic imaging centers.

While most of the expenses for radiotherapy and diagnostic imaging services are paid up-front by patients, some reimbursement is available to patients through government-directed insurance schemes. We believe that radiotherapy modalities including head gamma knife systems, body gamma knife systems and linear accelerators are currently covered by most government-directed medical insurance schemes in China, but reimbursement rates differ depending on geographical locations. MRI scans are commonly covered by various government-directed medical insurance schemes in China, while PET-CT scans are generally not covered by such schemes. For more information, see “Regulation of Our Industry — Medical Insurance Coverage.”

According to a report by Frost & Sullivan, the China cancer radiotherapy and diagnostic imaging market is expected to continue to grow. It is estimated that the linear accelerator market will increase from RMB4.2 billion (US$612.7 million) in 2008 to RMB 17.9 billion (US$2.6 billion) in 2015, representing a CAGR of 23.0%. The gamma knife systems market is expected to grow from RMB1.3 billion (US$194.9 million) in 2008 to RMB6.7 billion (US$977.6 million) in 2015, representing a CAGR of 25.9%. The diagnostic imaging market, primarily consisting of MRI, PET-CT and CT, is expected to grow from RMB10.7 billion (US$1.6 billion) in 2008 to RMB23.9 billion (US$3.5 billion) in 2015, representing a CAGR of 12.1%. The following are the primary factors contributing to the growing demand for cancer radiotherapy and diagnostic imaging services:

•	Increasing cancer incidence rate: The cancer incidence rate in China has grown from approximately 0.216% in 2003 to approximately 0.260% in 2008, an increase of 20.4%, according to a report by Frost & Sullivan. It is expected that demographic changes and urbanization will lead to further increases in the number of cancer cases in China.

•	Increasing physician adoption of advanced diagnostic imaging equipment: With the modernization of medical care in China, more physicians are expected to utilize more advanced diagnostic imaging equipment, such as MRI and PET-CT.

•	Increasing percentage of cancer patients treated with radiotherapy: The percentage of cancer patients treated with radiotherapy is expected to increase due to improving awareness of radiotherapy among the doctors and patients, and increased availability of radiotherapy and diagnostic imaging equipment.

•	Increasing affordability and potentially increased accessibility: China’s rising disposable income and increasing government expenditure on healthcare are also expected to stimulate the overall demand for radiotherapy and diagnostic imaging services. In addition, China recently approved a new round of healthcare reforms that encourage the investment of private capital in non-profit hospitals, which may potentially increase the accessibility of radiotherapy and diagnostic imaging services to patients.

BUSINESS

Overview

We operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenue and the total number of centers in operation in 2008, according to a report by Frost & Sullivan commissioned by us. As of September 30, 2009, our network comprised 83 centers based in 55 hospitals, spanning 36 cities across 21 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the MOH. Cancer was the leading cause of death in China in 2008 according to the MOH, and there is a relatively low penetration of radiotherapy and diagnostic imaging equipment compared to developed countries. We believe that our leading network and our experience and expertise uniquely position us to address the underserved market in China for radiotherapy and diagnostic imaging services.

Most of the centers in our network are established through long-term lease and management services arrangements entered into with our hospital partners. Under these arrangements, we receive a contracted percentage of each center’s revenue net of specified operating expenses. Each center is located on the premises of our hospital partners and is typically equipped with a primary unit of advanced radiotherapy and diagnostic imaging equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. We provide clinical support services to doctors who work in the centers in our network, which include developing treatment protocols for doctors and organizing joint diagnosis between doctors in our network and clinical research. In addition, we help recruit and determine the compensation of doctors and other medical personnel in our network and are typically in charge of most of the non-clinical aspects of the centers’ daily operations, including marketing, training and administrative duties. Our hospital partners are responsible for the centers’ clinical activities, the medical decisions made by doctors, and the employment of the doctors in accordance with regulations.

We believe that our success is largely due to the high quality clinical care provided at our network of centers and our market-oriented management culture and practices. Many of the doctors who work in our network have extensive clinical experience in radiotherapy, some of whom are recognized as leading experts in radiation oncology in China. We enhance the quality of clinical care in our network through established training of, and on-going clinical education for, doctors in our network. We believe that our market-oriented management culture and practices allow us to manage centers more efficiently and offer more consistent and better patient services than our competitors. We believe that our success has given us a strong reputation within the medical community, which in turn gives us a competitive advantage in gaining patient referrals and establishing new centers.

To complement our organic growth, we have also selectively acquired businesses to expand our network. In July 2008, we acquired China Medstar, a company then publicly listed on the AIM, for approximately £17.1 million or approximately RMB238.7 million (US$35.0 million). At the time of the acquisition, China Medstar jointly managed 23 centers with its hospital partners across 14 cities in China.

To further enhance our reputation and to employ high quality doctors, we plan to establish and operate specialty cancer hospitals in China. We intend for our specialty cancer hospitals to be centers of excellence. Our first specialty cancer hospital, the Chang’an CMS International Cancer Center, in Xi’an, Shaanxi Province, is expected to commence operation in early 2010. We are also in the process of establishing the Beijing Proton Medical Center, another specialty cancer hospital, which is expected to commence operation in 2012. We expect that the Beijing Proton Medical Center will be the first proton beam therapy treatment center in China equipped with a proton beam therapy system licensed for clinical use.

Our business has grown significantly in recent years through development of new centers, increases in the number of patient cases in our network and acquisitions. We have increased the number of centers in our network from 41 at the end of 2007 to 72 at the end of 2008 and to 83 as of September 30, 2009. Our total net revenues were RMB67.4 million, RMB14.0 million and RMB171.8 million (US$25.2 million) for the period from January 1, 2007 to October 30, 2007, the period from September 10, 2007 to December 31, 2007 and for the year ended December 31, 2008. Our total net revenues increased to RMB205.7 million (US$30.1 million) for the nine months ended September 30, 2009 from RMB102.0 million for the same period in 2008, due primarily to an increase in the number of centers in our network, including centers added to our network as a result of our acquisition of China Medstar, and an increase in the number of patient cases in existing centers. For periods prior to October 30, 2007, our predecessor is deemed the reporting entity for financial reporting purposes as a result of the OMS reorganization. We report the financial statements of our successor entity from September 10, 2007, the date of inception of our successor entity. For additional information relating to our history and reorganization and our financial presentation, see “Our History and Corporate Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Market Opportunities

As discussed in the “Our Industry” section of this prospectus, the radiotherapy and diagnostic imaging market in China has several favorable characteristics. The market is expected to experience significant growth due to an increasing incidence rate of cancer and increasing adoption and affordability of advanced radiotherapy and diagnostic imaging technologies. Moreover, most hospitals lack the financial resources to purchase, or the expertise to operate, advanced radiotherapy and diagnostic imaging equipment. These deficiencies, together with the generally low level of awareness amongst doctors in China about the efficacy of advanced radiotherapy, has resulted in a relatively low usage rate of radiotherapy for the treatment of cancer patients in China. We believe that our ability to provide the necessary equipment and expertise to hospitals in China to establish and jointly manage radiotherapy centers will allow us to benefit from these positive market dynamics.

Competitive Strengths

We believe that the following competitive strengths have, and will continue to, uniquely position us to capitalize on growth opportunities in the cancer treatment market in China:

Leading Market Position and Successful Track Record

According to a report by Frost & Sullivan, we operate the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the number of centers in operation in 2008. As of September 30, 2009, our network comprised 83 centers based in 55 hospitals, spanning 36 cities across 21 provinces and administrative region in China. Our network includes 73 radiotherapy and diagnostic imaging centers and 10 centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. According to a report by Frost & Sullivan, we were the first company to have established such an extensive network of centers across China. Our first center was established in 1997, and more than half of the centers in our network have been in operation for over five years. The doctors in our network have performed over 48,000 radiotherapy treatments and over 100,000 diagnostic imaging scans since the beginning of 2007. We believe that we have a strong reputation within the medical community in China, due to the large number of cancer patients treated in our network and the extensive clinical experience of the doctors in our network of centers. We believe that our market leading position, successful track record and the strong reputation of centers in our network provide us with a significant advantage relative to our competitors in establishing new centers.

Doctors with Extensive Cancer Treatment Experience Developed and Supported by Our Network

There are over 240 doctors, including radiation oncologists and neurosurgeons, who work in our network, some of whom are leading experts in their respective fields in China. We provide training, ongoing clinical education, including regularly scheduled network-wide clinical education conferences and seminars, where medical personnel from our network of centers and outside medical experts in China are invited to share their clinical experience. These efforts enable the doctors in our network to increase their clinical knowledge. We also organize and sponsor clinical research conducted by doctors in our network. The clinical expertise of the doctors in our network is supplemented by their ability to consult with each other and thereby enhancing the clinical care they provide to their patients.

Market-oriented Management of Centers

We bring a market-oriented management culture and practices to the operation of our centers, driven by patient needs and market conditions. As a result, we believe that the centers in our network are run more efficiently and provide better patient services as compared to other public hospitals. Such market-oriented management practices include staffing most centers in our network with dedicated marketing professionals who promote our services to potential referring doctors. In addition, the compensation for the staff in each center, including doctors, is partially based on such center’s operating performance whereby the staff in each center typically receives bonuses based on the monthly revenue generated by such center, the number of patients treated or received diagnostic imaging services in a given month, the annual profit target of the center and other performance metrics as determined by us, such as staff’s compliance with the operating procedures of the centers, the quality of treatments and services provided, the staff’s research activities conducted at the centers and the timely maintenance of records. Our market-oriented management practices also, unlike most other public hospitals in China, focus on providing high quality patient services, which we believe is a key component in establishing a strong reputation as to our network of centers and a key factor in doctors’ decisions to refer patients to centers in our network.

Successful Track Record of New Center Development and Acquisitions

We have grown our business through development of new centers and through selective acquisitions of businesses and assets from third parties. Such development and acquisitions are subject to an extensive internal evaluation and approval process that involves a team of dedicated business development professionals, a team of project evaluation professionals and our senior management. In 2008, we added 32 new centers under lease and management services arrangements of which 25 were added through acquisitions. Our acquisitions in 2008 include China Medstar and its network of 23 centers located in 14 cities across China which we have we successfully integrated into our network. This acquisition significantly expanded our network of centers, broadened our service offerings by significantly increasing the number of centers in our network that provide treatments through the use of linear accelerators and diagnostic imaging services using MRI scanners, and strengthened our management team. During the nine months ended September 30, 2009, we added 19 new centers to our network under lease and management arrangements, five of which were converted in August 2009 from six centers that were previously managed under service-only agreements.

Strong and Experienced Management Team

We are led by a strong management team of experienced professionals with complementary skill sets. Several of our senior executives have experience as senior managers of companies publicly listed on the stock exchanges in China, on the AIM and on the NYSE. Two members of our senior management team founded one of the first companies in China engaged in developing and providing management services to radiotherapy and diagnostic imaging centers and both have more than 10 years of experience in establishing and managing such centers. Our senior management team is supported by a team of experienced professionals who have worked for many years in the radiotherapy market in China, including several former doctors who bring to our network clinical experience and strong relationships with directors and senior managers of hospitals around China.

Business Strategies

We intend to further strengthen our leading position in the radiotherapy and diagnostic imaging market in China by pursuing the following strategies:

Continue to Develop New Radiotherapy and Diagnostic Imaging Centers

We believe that there are significant opportunities to grow our business through the continued expansion of our network of radiotherapy and diagnostic imaging centers. We have a dedicated business development team that is primarily responsible for identifying, evaluating, and negotiating opportunities to develop new centers with new hospital partners. As of September 30, 2009, we have entered into agreements to establish additional 30 new centers in China, and we expect five of these centers to commence operation by the end of 2009. We plan to increase the number of centers in our nationwide network of centers in China to at least 200 over the next three years.

Increase Marketing Efforts to Drive Growth in Patient Cases at Our Existing Centers

We plan to continue our center-based marketing efforts to increase the number of patients diagnosed and treated in our network of centers. Most centers in our network are staffed with dedicated marketing personnel employed by us and responsible for promoting the radiotherapy and diagnostic imaging services offered at the centers to both referring doctors and patients. These marketing personnel help to educate referring doctors and patients on the types of cancer that are suitable for radiotherapy and the benefits of radiotherapy. At the corporate level, we support the center-based marketing efforts by arranging for radiotherapy experts to participate in academic conferences and seminars hosted by different centers in our network for referring doctors as well as helping the individual centers prepare relevant marketing materials. We plan to increase center-based marketing efforts to enhance the awareness and understanding of cancer diagnosis and treatment and thus increase the patient cases at our centers.

Establish Specialty Cancer Hospitals

We are in the process of establishing specialty cancer hospitals in China that will be majority owned by us. We intend for our specialty cancer hospitals to be our centers of excellence that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery in order to provide a comprehensive treatment program for cancer patients. We believe that establishing specialty cancer hospitals will allow us to further strengthen our reputation amongst patients and within the medical community in China and develop our corporate brand. We have established a dedicated hospital investment team focused on identifying and evaluating potential opportunities to develop additional specialty cancer hospitals. Our first two specialty cancer hospitals, the Chang’an CMS International Cancer Center and the Beijing Proton Medical Center, are expected to be operational in early 2010 and in 2012, respectively. We also plan to establish additional specialty cancer hospitals in key cities across China.

Introduce Advanced Cancer Treatment Options and Diagnostic Technology in Our Network

We intend to introduce the most technologically advanced medical equipment in China to enhance the quality of treatment available to patients. For example, our Beijing Proton Medical Center is expected to be the first proton beam therapy system in China licensed for clinical use. We believe that introducing such technology will allow us to offer cancer patients some of the most advanced medical care available in China, attract additional patients and strengthen our leadership position and reputation in the radiotherapy market in China.

Complement Our Development of New Centers with Selected Acquisitions

We intend to selectively pursue strategic acquisitions that will complement our efforts to develop new centers. Given the fragmentation of the industry in which we operate, there are a large number of stand-alone centers and companies that manage small networks of centers that we believe may be attractive acquisition targets. We intend to acquire the businesses or assets of existing centers that are based in leading hospitals located in densely populated cities in China. We believe that our past acquisition experience will aid us in identifying potential opportunities in the future and successfully integrate newly acquired businesses or assets into our existing network.

Our Network of Centers and Specialty Cancer Hospitals

As of September 30, 2009, we operated an extensive network of 83 centers based in 55 hospitals, spanning 36 cities across 21 provinces and administrative regions in China. These hospitals are substantially comprised of 3A hospitals, the highest ranked hospitals by quality and size in China as determined in accordance with the standards of the MOH. Our network includes 73 radiotherapy and diagnostic imaging centers and 10 centers that provide other treatment and diagnostic services, such as electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. Each center is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Each center is located on the premises of our hospital partners with the facilities of the centers provided by the hospitals. Each center is usually comprised of a treatment area, a patient preparation and observation room, working areas for the center’s doctors and other personnel and a waiting and reception area.

In addition to our network of centers, we plan to establish and operate specialty cancer hospitals that will be majority owned by us. We are currently in the process of establishing two such hospitals, the Chang’an CMS International Cancer Center in Xi’an, Shaanxi Province and the Beijing Proton Medical Center in Beijing.

The following chart illustrates our network of centers as of September 30, 2009:

Note: Bracketed numbers indicate the number of centers in cities with more than one center.

Our Arrangements with Hospital Partners

Lease and Management Services Arrangements.  As of September 30, 2009, we had 81 centers that were established under lease and management services arrangements. We typically establish such centers with civilian hospitals by entering into a lease agreement and a management agreement. Centers at military hospitals, which are owned and regulated by the military but are otherwise the same as other government-owned hospitals open to the public, are typically established under a cooperation agreement. The reason for the two different contractual structures is to comply with the different regulations governing civilian and military hospitals in China. See “Regulations of Our Industry — Regulation of Medical Institutions — Restrictions on Cooperation Agreements.”

Under these lease and management services arrangements, we are responsible for purchasing the medical equipment used in the centers. We lease this medical equipment to the hospitals for a fixed period of time and establish and manage the centers in conjunction with our hospital partners. These arrangements are typically long-term in nature, ranging from six to 20 years. We receive from the hospital a contracted percentage of each center’s revenue net of specified operating expenses. Such contracted percentage typically ranges from 50% to 90% and are typically adjusted based on a declining scale over the term of the arrangement but in some instances, are fixed for the duration of the arrangement. The specified operating expenses of centers typically include variable expenses such as the salaries and benefits of the medical and other personnel at the center, the cost of medical consumables, marketing expenses, training expenses, utility expenses and routine equipment repair and maintenance expenses.

Typically, these lease and management services arrangements may be terminated upon the mutual agreement of the parties if the centers experience an operating loss for a specified period of time or fail to achieve certain operating targets. In addition, the arrangements typically can be terminated upon the default or failure by either party to perform its respective obligations under the arrangement. In the event of termination, most arrangements call for the parties to reach a mutual agreement as to the resolution of the remaining obligations of the parties or the division of assets that have been acquired for the centers. Under certain of these arrangements, our hospital partners are required to compensate us based on the average contracted percentage for an agreed upon period of time if we are not responsible for the early termination. Since the beginning of 2007, we have terminated the agreements of five centers in our network with our hospital partners primarily due to the unsatisfactory performances of the centers located in these hospitals. Excluding acquired centers, as of September 30, 2009, we entered into agreements with hospital partners to establish 49 new centers since the beginning of 2007 all of which remain in force. 19 of such centers are already in operation.

Service-Only Arrangements.  From time to time, we provide management services to radiotherapy and diagnostic imaging centers under service-only agreements. As of September 30, 2009, we had such agreements for two centers. Unlike the centers established under lease and management services arrangements, we do not purchase and lease to the hospitals the medical equipment used at the centers established under service-only agreements. Rather, we only manage such centers in exchange for a management fee typically consisting of a contracted percentage of the revenue net of specified operating expenses of the center. In addition, as compared to our lease and management services arrangements, the terms of the service-only agreements are typically shorter. We enter into such service-only agreements on a strategic basis to expand the coverage of our network. We will continue from time to time enter into additional strategic service-only agreements with other hospitals in the future. As part of our arrangement to establish our first speciality cancer hospital, Chang’an CMS International Cancer Center, we entered into service-only agreements in 2008 to provide management services to a general hospital in Xi’an, Chang’an Hospital, and six radiotherapy and diagnostic imaging centers located in such hospitals. We receive a management fee from the Chang’an Hospital that is equal to a percentage of its total revenues. For additional information, see “— Specialty Cancer Hospitals.” In August 2009, we purchased from Chang’an Hospital the six units of radiotherapy and diagnostic imaging equipment that were located at the six centers that we managed under service-only agreements with Chang’an Hospital. The total agreed upon consideration for such equipment was approximately RMB72.7 million (US$10.6 million), of which RMB50.0 million (US$7.3 million) was paid as of September 30, 2009. We paid an additional RMB20.0 million (US$2.9 million) of the consideration in October 2009 and we expect to pay the remaining RMB2.7 million (US$0.5 million) before the end of 2009. We subsequently entered into a long-term lease and management services arrangement with Chang’an Hospital pursuant to which we leased these six units of equipment to Chang’an Hospital. Two of the six units of equipment were combined into one center and we provide lease and management services to the five centers in which these six units of equipment are located.

Specialty Cancer Hospitals

We are currently in the process of establishing specialty cancer hospitals that will focus on providing radiotherapy services as well as diagnostic imaging services, chemotherapy and surgery. We intend for these specialty cancer hospitals to provide a complete and coordinated treatment program for cancer patients. We intend for these hospitals to be centers of excellence in our network providing cancer treatments to patients using the latest radiotherapy technology in China. Typically, in China the various specialist doctors such as surgeons, radiation oncologists or medical oncologists who provide care to a given cancer patient do not collaborate. We believe that the quality of cancer treatment will be greatly improved at our specialty cancer hospitals, because we will employ and manage the various specialist doctors directly and thereby promote the appropriate coordination of their services for the benefit of cancer patients. We believe that these hospitals will play an important role in further strengthening our reputation as the leading provider of radiotherapy services in China and developing our corporate brand. These specialty cancer hospitals will be majority owned and operated by us. We will purchase all of the medical equipment for these hospitals and will employ and manage all of the personnel, including doctors, nurses, medical technicians and administrative personnel. The specialty cancer hospitals will be licensed as for-profit hospitals in China and will be subject to the relevant PRC laws and regulations and permits requirements. As for-profit hospitals, the medical service fees of our specialty cancer hospitals will not be subject to price controls but will be subject to certain taxes not applicable to non-profit hospitals. We plan to fund the development of our specialty cancer hospitals with proceeds raised from this offering and with bank loans.

Chang’an CMS International Cancer Center.  We have entered into a framework agreement and a supplemental agreement with Chang’an Hospital, a private hospital serving the northeastern region of China, and Xi’an Century Friendship Medical Technology R&D Co., Ltd., or Xi’an Century Friendship, a subsidiary of Chang’an Hospital, to establish a specialty cancer hospital, the Chang’an CMS International Cancer Center, in Xi’an, Shaanxi Province. Chang’an Hospital is controlled by Chang’an Information Industry (Group) Co., Ltd., or Chang’an Information Industry, a China-based conglomerate engaged in information technology, real estate and the medical industries. The Chang’an CMS International Cancer Center is expected to have a gross floor area of approximately 12,000 square meters with over 300 licensed patient beds. The Chang’an CMS International Cancer Center is expected to provide treatments for a wide range of tumor types using a variety of radiotherapy equipment as well as chemotherapy and surgery. Due to the treatment methods used, many patients visiting the Chang’an CMS International Cancer Center are expected to require hospitalization. Initially, the hospital will have a MM50 intensity-modulated radiation therapy system, a Novalis intensity-modulated radiation therapy system and PET-CT, MRI and CT scanners. We expect the hospital to initially employ about 500 employees, including over 300 doctors and other medical professionals. We expect the Chang’an CMS International Cancer Center to be operational in early 2010.

Under the framework agreement, Xi’an Century Friendship will establish a wholly owned subsidiary to be tentatively named “Chang’an Huaxiang Medical Services Co., Ltd.” or “Chang’an CMS Medical Services Co., Ltd.” and will transfer all land and properties in connection with establishing the specialty cancer hospital to such subsidiary. Thereafter, such subsidiary will change its name to the Chang’an CMS International Cancer Center. The framework agreement contemplates that we will acquire equity interest in Chang’an CMS International Cancer Center for a consideration of RMB34.8 million (US$5.1 million). However, prior to the purchase of such equity interest, the Chang’an CMS International Cancer Center must first be established and a subsequent share transfer agreement will need to be entered into. Chang’an CMS International Cancer Center will then increase its registered capital and we and Xi’an Century Friendship will contribute other properties, such as equipment, land or cash, to subscribe for such increased capital. As a result, we will own approximately 52.0% and Xi’an Century Friendship will own approximately 48.0% of the equity interest in Chang’an CMS International Cancer Center. We are required under the framework agreement to pay a deposit of RMB15.0 million (US$2.2 million) to Xi’an Century Friendship. Such deposit can be later converted as contribution to subscribe for the additional increase in registered capital in Chang’an CMS International Cancer Center. A supplemental agreement to the framework agreement was subsequently entered into where Xi’an Century Friendship transferred its rights and obligations under the framework agreement and any other agreements contemplated under the framework agreement to its subsidiary that will be tentatively named “Xi’an Wanjie Huaxiang Medical Investment Co., Ltd.”

As of September 30, 2009, we paid RMB18.0 million (US$2.6 million) towards the establishment of the Chang’an CMS International Cancer Center. We and the other parties to the agreements are currently in the process of applying for the relevant permits and licenses in order to establish the Chang’an CMS International Cancer Center as an independent for-profit hospital in the PRC. Total development costs for the completion of the Chang’an CMS International Cancer Center are expected to be approximately RMB250.0 million (US$36.6 million). We plan to fund the development of the Chang’an CMS International Cancer Center with proceeds raised from this offering and with bank loans. We expect to obtain bank loans of approximately RMB90.0 million (US$13.2 million) in 2010 to fund the hospital’s development.

Beijing Proton Medical Center.  We have also entered into a framework agreement with Chang’an Information Industry to establish the Beijing Proton Medical Center. The Beijing Proton Medical Center will allow us to bring the latest in radiotherapy treatment technology to China and increase the radiotherapy treatment options available to cancer patients. The Beijing Proton Medical Center is expected to be operational in 2012 and is expected to be the first proton beam therapy system in China licensed for clinical use. The Beijing Proton Medical

Center is expected to have a gross floor area of approximately 12,700 square meters and have 50 licensed patient beds. The Beijing Proton Medical Center will primarily offer treatments using a proton beam therapy system, which treatments are designed to be non-invasive and usually do not require hospitalization. As a result, the Beijing Proton Medical Center will not require the use of as many patient beds as the Chang’an CMS International Cancer Center. In addition, the proton beam therapy system occupies a much larger installation area than the radiotherapy and diagnostic imaging equipment that is to be used in the Chang’an CMS International Cancer Center, which reduced physical areas for licensed beds that can be made available in the Beijing Proton Medical Center.

The framework agreement contemplates that we are to invest equity capital to the Beijing Proton Medical Center project that was previously invested and developed by Chang’an Information Industry, Hong Kong Jian Chang Group Ltd. and China-Japan Friendship Hospital. We will then obtain approximately 93.0% of the equity interest in Beijing Century Friendship Science & Technology Development Co., Ltd., or Beijing Century Friendship, which will in turn own approximately 55.0% of the Beijing Proton Medical Center. The remaining approximately 7.0% of the equity interest in Beijing Century Friendship will be owned by Xi’an Wanjie Changxin Medical Development Co., Ltd., or Xi’an Wanjie Changxin, a subsidiary of Chang’an Information Industry. As a result, we will ultimately own approximately 51.2% of the Beijing Proton Medical Center, with the remaining equity interest owned by Xi’an Wanjie Changxin, Hong Kong Jian Chang Group Ltd. and China-Japan Friendship Hospital.

The framework agreement provides that it will only become effective upon our payment of RMB10.0 million (US$1.5 million) in deposit to Chang’an Information Industry. As of the date of this prospectus, we have not made such deposits. However, we have, as of September 30, 2009, provided Beijing Century Friendship with interest-free loans of RMB14.6 million (US$2.1 million) for working capital purposes towards establishing the Beijing Proton Medical Center. All outstanding amounts of such loans are expected to be repaid before the end 2009. We are currently waiting for the relevant permits and approvals to be obtained by the other shareholders to the Beijing Proton Medical Center. We plan to enter into additional definitive agreements as to the establishment of the Beijing Proton Medical Center after the relevant permits and approvals are obtained. Total development costs for the completion of Beijing Proton Medical Center are expected to be approximately RMB500.0 million (US$73.2 million) to RMB600.0 million (US$87.9 million). We plan to fund the development of the Beijing Proton Medical Center with proceeds raised from this offering and with bank loans. We expect to obtain bank loans of approximately RMB100.0 million (US$14.6 million) in 2010 to fund the hospital’s development.

Other Business Arrangements

We have, from time to time, purchased medical equipment from manufacturers or distributors for re-sale to hospitals, and have contractual relationships with certain equipment manufacturers, acted as a distributor of such manufacturer’s equipment in selling medical equipment to hospitals. Although we may continue these activities on a limited basis in the future, we do not expect these activities to represent an important part of our business going forward.

Service Offerings in Our Network

Each of the centers in our network is typically equipped with a primary unit of medical equipment, such as a linear accelerator, head gamma knife system, body gamma knife system, PET-CT scanner or MRI scanner. Set forth below is a summary of the principal treatment and diagnostic imaging modalities provided at our centers.

Linear Accelerators External Beam Radiotherapy

As of September 30, 2009, we owned 16 linear accelerators. Linear accelerators use microwave technology to deliver a high-energy x-ray beam directed at the tumor. Linear accelerators can be used to treat tumors in the brain or elsewhere in the body. A typical course of treatment given to a patient ranges from 20 to 40 daily sessions and with each session lasting for 10 to 20 minutes. Since linear accelerators move during treatment, they are not as precise as gamma knife systems. However, linear accelerators are capable of treating larger tumors. Linear accelerators can also be integrated with specialized computer software and advanced imaging and detection equipment to provide more effective and advanced treatments. Such advanced treatments include three-dimensional conformal radiation therapy, which uses imaging equipment to create detailed, three-dimensional representations of the tumor and surrounding organs. The radiation beam can then be shaped to match the patient’s tumor, thereby reducing the radiation damage to healthy tissues. In general, such advanced modalities increase the medical service fees that can be charged as compared to the maximum medical service fees that can be charged for treatments.

Gamma Knife Radiosurgery

A gamma knife is used in radiosurgery for the treatment of tumors and other abnormal growths. A gamma knife uses multiple radiation sources, which differentiates it from traditional radiotherapy where only a single radiation source is used. These radioactive sources, which are typically cobalt-60, a radioactive isotope, emit gamma rays that are passed through a collimator unit to produce a highly-focused beam of radiation. The individual beams then converge to deliver an extremely concentrated dose of radiation to locations within the patient that are identified using imaging guidance systems, such as PET-CT or MRI scanners. The intense radiation produced by a gamma knife at a precise target point destroys tumor cells, while minimizing damage to the surrounding healthy tissues. The treatment procedure is minimally or non-invasive and may be used as a primary or supplementary treatment option for cancer patients. The treatment requires no general anesthesia and provides an alternative treatment option to patients who may not be good candidates for surgery. In addition, the gamma knife procedure usually involves shorter patient hospitalization, is more cost effective than surgery and avoids many of the potential risks and complications that are associated with other treatment options. Our network of centers currently operates two types of gamma knife systems, head gamma knife systems and body gamma knife systems. As of September 30, 2009, we owned 26 gamma knife systems, including 16 head gamma knife systems and 10 body gamma knife systems.

Head Gamma Knife Systems.  Head gamma knife systems are primarily used for the treatment of brain tumors. The treatment is typically completed in one 10 to 30 minute session rather than in multiple daily sessions spanning several weeks during which time small doses of radiation are given at each session. Head gamma knife systems can also be used to treat other conditions, such as certain types of brain lesions, trigeminal neuralgia (facial pain) and arteriovenous malformations (abnormal connection between veins and arteries).

Body Gamma Knife Systems.  Body gamma knife systems are used for the treatment of tumors located in the body but outside of the brain. Treatments using the body gamma knife are provided over a course of multiple sessions spanning several weeks. The radiation that converges from the individual beams is less concentrated than in head gamma knife systems due to the difficulty of fixing and restricting the movement of the body. This is a widely used technology in China that was developed domestically and approved by the PRC State Food and Drug Administration, or the SFDA. However, the body gamma knife system has not been broadly introduced and widely adopted outside of China. We believe this is because the Chinese manufacturers of body gamma knife system have determined that the time and cost of gaining approval for use of the body gamma knife system in countries other than China are likely commercially prohibitive. In addition, potential gamma knife system manufacturers outside of China may not have historically viewed clinical studies conducted by users of body gamma knife systems in China as sufficiently convincing for them to try to develop such systems outside of China. As a result, we believe that the international medical community has not yet had the opportunity to develop a large quantity of peer-reviewed literature that supports the safe and effective use of body gamma knife system and to adopt such technology outside of China.

Proton Beam Therapy

Proton beam therapy is a form of external beam radiotherapy that uses beams of protons rather than the x-ray beams used by linear accelerators. The advantages of proton beam therapy compared to other types of external beam radiotherapy is that a proton beam’s signature energy distribution curve, known as the “Bragg peak,” allows for greater accuracy in targeting tumor cells so that healthy tissue is exposed to a smaller dosage. Proton beam therapy can focus cell damage caused by the proton beam at the precise depth of the tissue where the tumor is situated, while tissues located before the Bragg peak receive a reduced dose and tissues situated after the peak receive none. These advantages make proton beam therapy a preferred option for treating certain types of cancers where conventional radiotherapy would damage surrounding tissues to an unacceptable level, such as tumors near optical nerves, the spinal cord or central nervous system and in the head and neck area, as well as prostate cancer and cancer in pediatric cases. Proton beam therapy is not a widely utilized treatment modality, with only approximately 30 proton beam therapy treatment centers in operation or under construction worldwide. We plan to enter into the proton therapy market with the construction of our Beijing Proton Medical Center. See “—Our Network of Centers and Specialty Cancer Hospitals —Specialty Cancer Hospitals.”

Diagnostic Imaging

Our network of centers employs a wide range of diagnostic imaging equipment. Such equipment includes some of the most advanced diagnostic imaging technology available in China, including PET-CT scanners. A PET-CT scanner is a device that combines a positron emission tomography, or PET, scanner and a computed tomography, or CT, scanner in one unit. PET-CT scanners allow the functional imaging obtained by PET scanning, which depicts the spatial distribution of metabolic or biochemical activities in the body, to be more precisely aligned or correlated with the anatomic imaging obtained by a CT scanner. Other diagnostic imaging services offered in our centers include MRI, CT and ECT. MRI scanners use a powerful magnetic field, radio frequency pulses and computers to produce detailed pictures of organs, soft tissues, bone and virtually all other internal body structures. MRI technology, which does not involve radiation, is typically able to provide a much greater level of contrast between the different soft tissues of the body than CT, making it especially useful in neurological or oncological imaging. As of September 30, 2009, we owned seven PET-CT scanners and 16 MRI scanners.

Other Treatment and Diagnostic Modalities

Our network also includes centers that provide other treatments and diagnostic services through the use of other types of medical equipment. Such equipment currently includes electroencephalography for the diagnosis of epilepsy, thermotherapy to increase the efficacy of and for pain relief after radiotherapy and chemotherapy, high intensity focused ultrasound therapy for the treatment of cancer, stereotactic radiofrequency ablation for the treatment of Parkinson’s Disease and refraction and tonometry for the diagnosis of ophthalmic conditions. In 2008 and for the nine months ended September 30, 2009, revenues derived from centers that provide such other services were less than 3.6% and 2.5%, respectively, of our total net revenues.

Medical Equipment Procurement

The medical equipment used in our network of centers is highly complex and there are usually a limited number of manufacturers worldwide that produce such equipment. We typically purchase the medical equipment used in our network directly from domestic manufacturers and through importers from overseas manufacturers.

In accordance with the relevant PRC laws and regulations, the procurement, installation and operation of Class A or Class B large medical equipment by hospitals in China are subject to procurement quotas or procurement planning and a large medical equipment procurement license must be obtained prior to the purchase of such medical equipment. For medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, quotas are set by the MOH and the NDRC and large medical equipment procurement licenses are issued by the MOH. For medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities with ratification by the MOH and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. A large medical equipment procurement license is not required for medical equipment that is not classified as either Class A or Class B large medical equipment. These rules concerning procurement of large medical equipment apply to all public and private medical institutions in China, whether non-profit or for-profit, except for military hospitals in China, which have a separate procurement system. See “Regulation of Our Industry — Regulation of Medical Institutions — Large Medical Equipment Procurement License.”

Once non-profit hospitals have obtained large medical equipment procurement licenses, the purchase of medical equipment for such hospitals is conducted through a collective tender process. The tender process is centralized in accordance with relevant PRC laws and regulations and is supervised by the MOH for Class A large medical equipment. For Class B large medical equipment, the tender process is supervised by the relevant provincial heath administrative authorities. Equipment purchases by military hospitals are also conducted through a centralized collective tender process supervised by the general logistics department of the PLA. The government or military authority will appoint an agent to manage the tender process who must be certified by the government and qualified to conduct the tender process. The agent publicizes information relevant to the tender process, such as the type of equipment requested by the hospital and the desired commercial terms. The manufacturers will prepare the tender document according to the agent’s requirement and submit their bids to the agent on or before the specified date. The agent will then consult with industry experts in evaluating each bid and the industry experts will make a determination on the winning manufacturer. When the tender process is complete, the results are publicly announced and an import permit is issued for the equipment of the winning manufacturer. We then begin negotiations with such manufacturer or its importer on the purchase price and the purchasing terms for the equipment based on the general commercial terms submitted by such manufacturer in the tender process.

Operation of Radiotherapy and Diagnostic Imaging Centers in Our Network

The following is a brief summary of the various aspects of the operations of the radiotherapy and diagnostic imaging centers in our network.

Management Structure

We manage each of the radiotherapy and diagnostic centers jointly with our hospital partners. Our hospital partners appoint a medical director to each center and are responsible for the centers’ clinical activities, the medical decisions made by doctors, and the employment of doctors in accordance with the licencing regulations. We provide clinical support to doctors, including developing treatment protocols for doctors and organizing joint diagnosis between doctors in our network and clinical research. We appoint either an operations director or a project manager to each center. Such director or manager provides most of the non-clinical aspects of the centers’ day-to-day operations, which include marketing, providing training and clinical education to doctors and other medical personnel in the centers and other general administrative duties such as arranging for the repair and maintenance of medical equipment. Budgets for each center are established annually based on discussions between our hospital partners and us. Costs incurred at the centers usually require approval of both our hospital partners and us. As a matter of practice, certain major expenditures of the center are subject to further approval by our hospital partners’ management and our management.

We have established operating procedures and a comprehensive quality assurance program to ensure that our centers operate efficiently and provide consistent and high quality services. The operating procedures cover the use and maintenance of the medical equipment and interactions with patients, from initial patient appointment and registration to post-treatment follow-up. The operations director or project manager of each center is primarily responsible for ensuring the adherence to our operating procedures and comprehensive quality assurance program.

At the corporate level, we have established a dedicated operations department to supervise and provide support to ensure the effective operation of each center. We actively monitor the activities of each center and conduct scheduled annual evaluations for all centers. These evaluations focus on whether the applicable procedures are followed and whether our operating personnel are performing at the expected level. In addition to the scheduled annual review, we also conduct unscheduled evaluations for certain randomly selected centers. The results of these evaluations are used to help determine the compensation received by our operations directors or project managers and our other employees at the centers. We receive weekly reports on the operating activities for each center, which help us identify opportunities for continued improvement with regards to various aspects of each center’s operations. We also have a risk management department that helps to ensure that we meet applicable PRC laws and regulations and compliance standards for the operation of our business. We have also adopted a code of ethics.

For our specialty cancer hospitals Chang’an CMS International Cancer Center and Beijing Proton Medical Center, we will have full operating control over all clinical and non-clinical aspects of such hospitals’ operation, including direct supervision over medical decisions made by doctors.

Staffing

In addition to the operations director or project manager appointed by us to each center, we also typically staff each center with dedicated marketing and accounting personnel. Our hospital partners appoint medical directors to the centers and, except in very limited cases, they also assign all of the doctors and other medical personnel to the centers. However, we also help our hospital partners to recruit many of the doctors or medical personnel providing services at the center. We provide feedback to our hospital partners as to the suitability and performance of the doctors and other medical personnel at each center, and work with our hospital partners to ensure that each center is staffed with the most qualified and suitable personnel. In addition, we help our hospital partners to determine the compensation of doctors and other medical personnel providing services in our network of centers. We also, on a very limited basis, enter into employment agreements with doctors to work at centers in our network after consulting with our hospital partners where such centers are based.

We are currently in the process of establishing specialty cancer hospitals. We will be responsible for employing and managing all personnel of these specialty cancer hospitals, including doctors and other medical personnel.

Medical Affairs

We have a medical affairs department to support the training, clinical education and clinical research activities of our network of centers. Prior to setting up a new center, we arrange training for the medical professionals of such new center at certain established centers in our network designated as training centers. This provides the medical professionals of such new center with the opportunity to gain hands-on clinical experience in advanced radiotherapy treatment and diagnostic imaging technologies and to benefit from the considerable clinical knowledge of the doctors and other medical personnel at the designated training centers. The doctors at the designated training centers will evaluate the performance of the medical professionals of the new center and ensure that they can provide high quality clinical care. In addition, we also arrange training for the medical staff with the medical equipment manufacturers. We also periodically provide follow-up training at selected centers and host academic conferences and semi-annual academic seminars where doctors and other medical personnel from our network of centers and medical experts in China are invited to share their knowledge and clinical experience. From time to time, we invite experts from professional or academic institutions, such as the Oncology Hospital of the Chinese Academy of Medical Science, to give lectures and provide guidance as to the latest developments and trends in radiotherapy treatments.

We believe that a well-managed clinical research program enhances the reputation of doctors in our network, which in turn enhances the reputation of our network of centers. We maintain a database of radiotherapy treatments. This collection of data can be used, upon approval by us and our hospital partners, to conduct cross-center clinical research and statistical analysis to determine the efficacy and potential of treatment methods offered in our network. We actively organize, encourage and assist doctors in our network to engage in clinical research and to publish their results. We assist in coordinating the clinical research efforts between different radiotherapy and diagnostic imaging centers in our network, which is critical for certain research initiatives that require a significant amount of clinical data that would be difficult for one center to collect.

Doctors in China have historically had very limited opportunities for discussions or consultations with doctors outside of their own hospital. Our network offers doctors the opportunity to consult with each other on challenging cases and treatments. In addition, we have developed treatment protocols that are introduced to each center and can be followed by doctors in our network of centers. We also evaluate the clinical activities of each center as part of our annual evaluations to ensure that high quality treatments or services are provided to patients. We also publish an internal quarterly magazine titled “Stereotactic Radiosurgery” that highlights the different clinical cases being treated in our centers and the latest developments in radiosurgery treatment. We further assist in the publication of other literature related to radiosurgery.

Marketing

Marketing efforts for each center in our network are primarily initiated and implemented by the marketing personnel or the operations director or project manager situated at each center with the support of our headquarters. Each center’s marketing efforts are directed at other doctors in the hospital where the center is based and at other local hospitals. These marketing efforts are focused on informing such doctors of the applicability and benefits of radiotherapy and the expertise and experience of the doctors at the centers. We also create and distribute educational materials and brochures and engage in consumer advertising and educational campaigns through television, magazines and electronic media.

Each center is required to report its marketing activities to us, and we closely monitor such activities and give approval for major marketing initiatives. We also oversee the budget for marketing activities at the centers. We assist the centers by providing relevant content for marketing materials and help to coordinate with leading experts in the medical community to attend conferences or seminars hosted by the centers. As our network of centers continues to expand and as we begin operating our specialty cancer hospitals, we plan to begin centralizing certain of the marketing and advertising efforts.

Accounting and Payment Collection

Our hospital partners are responsible for patient billing and fee collections and for delivering to us our contracted percentage of medical fees based on our arrangements with them. We typically appoint accounting personnel to each of our centers who are in charge of keeping books and records as to the revenues and expenses of the center. We reconcile the accounting records for each center in our network with our hospital partners periodically. After the revenue net of specified operating expenses of a center is agreed upon between us and our hospital partner, we will bill our hospital partner for our portion of the revenue determined based on our contracted percentage. Our hospital partners will then go through their internal approval process, which usually takes about 45 days from the time of billing before making payments to us. We have implemented accounting procedures at each of the centers in our network, and perform periodic reviews to ensure that such activities are properly conducted. For our specialty cancer hospitals, we will be responsible for patient billing and fee collection.

Medical Equipment Maintenance and Repair

Equipment maintenance and repair are typically carried out by the equipment manufacturers or third party service companies. The manufacturers typically provide equipment warranties for a period of one year. After the warranty period expires, we typically enter into service agreements with the manufacturers or third party service companies to provide periodic maintenance and repair services. We have also established a dedicated engineering team that is responsible for the general preventive maintenance of medical equipment used in our network of centers. Our engineering team serves as an initial point of contact when problems are encountered and coordinates with equipment manufacturers or a third party service company to ensure that problems are resolved in a timely manner whenever they arise.

Pricing of Medical Service

Medical service fees generated through the use of both Class A and Class B large medical equipment at non-profit civilian hospitals and military hospitals are subject to the pricing guidance of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical service fees that can be charged by non-profit civilian medical institutions and military hospitals. See “Regulation of Our Industry — Pricing of Medical Services.” The relevant price control authorities and healthcare administrative authorities provide notices to hospitals, which in turn provide immediate notices to us, as to any change in the pricing ceiling for medical services. The timing between when notices are provided by the relevant price control authorities and healthcare administrative authorities and the effective date of such pricing change varies in different cities and regions as well as the relevant medical services in question, but typically ranges from one to three months. For-profit hospitals or centers based in for-profit hospitals in China, such as our planned specialty cancer hospitals, are not subject to such pricing restrictions and are entitled to set medical service fees based on their cost structures, market demand and other factors.

Business Development

We have a business development team responsible for pursuing opportunities to develop centers with hospitals and a hospital investment team responsible for pursuing opportunities to establish specialty cancer hospitals. When examining potential opportunities, we take into account factors that include:

•	population density, demographics and the level of economic development of the regions or cities in which such new centers would be located; and

•	the reputation of the potential hospital partner and its doctors, nurses and other personnel and the number of licensed patient beds and patient volume.

After each potential opportunity is identified and evaluated by the business development team or the hospital investment team, as applicable, the opportunity is presented to our investment evaluation committee for review. Our investment evaluation committee is comprised of several of our senior executives and members of our board of directors, and includes Mr. Steve Sun, the chairman of the committee, Mr. Jing Zhang, Dr. Zheng Cheng, Mr. Yaw Kong Yap and Ms. Elaine Zong. New projects need to be approved by a super-majority approval of our investment evaluation committee and by our chief executive officer.

Employees

Our employees consist of all personnel that work in our headquarters and our regional offices and certain personnel that work in our network of centers. Our employees in our network are generally the operations directors or project managers and the marketing, accounting or administrative personnel of the centers. We had 57, 58, 130 and 150 employees as of December 31, 2006, 2007 and 2008 and September 30, 2009, respectively. The following table set forth certain information about our employees by function as of the period indicated:

	As of September 30,	% of Total
	2009	Employees

Administration	28	18.7%
Financial control	37	24.7
Operation	62	41.3
Marketing	11	7.3
Business development	7	4.7
Medical development	5	3.3

Total	150	100.0%

We have entered into employment agreements with each of our employees. We may terminate the employment of any of our employees in the event that such employee’s actions have resulted in material and demonstrable harm to our interests or if the employee has not performed as expected. An employee may typically terminate his or her employment at any time for any material breach of the employment agreement by us. The employee may also terminate the employment agreement at any time without cause upon 30 days prior notice. Each of our employees who have access to sensitive and confidential information has also entered into a non-disclosure and confidentiality agreement with us. For information as to employment agreements with our executive officers, see “Management — Employment Agreements.” We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing allowances and certain other allowances of our employees, up to a maximum amount specified by the respective local government authorities. The total amount of the contributions that we made to employee benefit plans in 2007, 2008 and for the nine months ended September 30, 2009 was RMB0.1 million, RMB0.2 million (US$36,000) and RMB1.7 million (US$0.3 million), respectively.

Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. Many of our employees have extensive industry experience, and we place a strong emphasis on continuously improving our employees’ expertise by providing periodic training to enhance their skills and knowledge. Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees. All of our employees are based in China.

In accordance with applicable PRC laws and regulations, the MOH oversees the activities of doctors in China. The relevant local healthcare administrative authorities above the county level are responsible for the supervision of doctors located in their regions. Doctors in China are regulated by a registration system and each doctor may only practice medicine in the sole medical institution where such doctor is registered. Doctors are not permitted to be registered in more than one medical institution. However, doctors may, upon the approval of the medical institution with which they are registered, enter into consulting agreements with third parties to engage in medical practice for another institution. We enter into such consulting contracts with doctors from time to time to provide expert assistance and consultation to our company and our network of centers. In very limited cases, we enter into employment agreements with doctors to work at centers in our network after consulting with our hospital partners where such centers are based. These doctors register their practice with the hospitals in accordance with applicable PRC laws and regulations.

Competition

The radiotherapy and diagnostic imaging market in China is fragmented and the competition is intense. The centers in our network compete primarily on a regional or local basis with government-owned and private hospitals that offer radiotherapy and diagnostic imaging services either directly or in conjunction with third parties, such as

China Renji Medical Group Ltd. and Jiancheng Investment Co. In addition, since hospitals typically establish radiotherapy and diagnostic imaging centers located on their premises through long term lease and management services arrangements with us or our competitors, in a given locality over a given period there may only be a limited number of top-tier hospitals who have not yet entered into long-term arrangements with us or other companies like us with whom we are still able to enter into new arrangements. In addition, quotas as to the number and type of certain medical equipment that can be purchased by us or our hospital partners, such as head gamma knife systems of PET-CT scanners, further limit the number of top-tier hospitals that we or our competitors can enter into arrangements with in a given period. We primarily compete with our competitors on the range of the option of services provided by us and our competitors, the reputation of centers in our network among doctors and patients in China and level of patient service and satisfaction.

In addition, we also compete with those who offer other types of available treatment methods that we do not offer, such as chemotherapy, surgery, different forms of radiotherapy that we do not currently offer, other alternative treatment methods commercialized in recent years and certain treatments that are currently in the experimental stage. These treatments may be more effective or less costly, or both, compared to the treatment methods that our centers provide.

Environmental Matters

The MOH enacted the Administrative Measures on Medical Wastes Management of Medical Institutions in 2003, which sets forth the management of and criteria for the disposal of medical waste generated in the operation of medical institutions. As the supervising authority, the environmental protection authority at the county or higher levels is responsible for environmental inspections of hospitals within their jurisdictions. The MOH and the environmental protection authorities have also promulgated a series of specific regulations on the disposal of dangerous medical waste and the requirements of vehicles used to transport medical wastes. In addition, certain of the medical equipment used in our network of centers, such as gamma knife systems, use radioactive sources. In accordance with the Regulation on Radioisotope and Radiation Equipment Safety and Protection promulgated by the PRC State Council in 2005, these radioactive sources should be returned to the manufacturer of such radioactive materials or sent to dedicated radioactive waste disposal units appointed by the MEP. Radioactive materials are generally obtained from, and returned to, the medical equipment manufacturers or other third parties, which then have the ultimate responsibility for their proper disposal. However, as all centers in our network are located on the premises of our hospital partners, we do not directly oversee the disposal of certain medical waste generated in the centers. The failure of any of our hospital partners to dispose of such waste in accordance with PRC laws and regulations may have an adverse effect on the operation of centers in our network. See “Risk Factors — Risks Related to Our Company — Most of our radiotherapy and diagnostic imaging equipment contains radioactive materials or emits radiation during operation.” For our specialty cancer hospitals, we will be responsible for the disposal of the medical waste generated.

Insurance

We maintain property insurance on many of the medical equipment used in our network of centers to protect against loss in the event of fire, earthquake, flood and a wide range of natural disasters. We do not typically maintain any professional malpractice liability insurance since we do not employ the doctors and other medical personnel providing services in the centers, except in very limited cases and the centers are located on the premises of our hospital partners. Accordingly, we are not directly responsible for any incidents that occur in the course of providing treatment. However, as certain agreements entered into with our hospital partners require us to share in the expenses related to medical disputes and for such expenses to be included as the expenses of the centers, we have obtained malpractice liability insurance for a limited number of centers. We do not maintain product liability insurance for the medical equipment. We do not maintain real property insurance on the centers as this is the responsibility of our hospital partners. We do not maintain business interruption insurance or key employee insurance for our executive offices as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of the medical equipment in our network of centers or inadequate insurance carried by our partner hospitals as to their respective centers could result in significant disruption to the operation of centers in our network and result in a material adverse effect to our business, financial condition and results of operations.

We have entered into framework agreements to establish specialty cancer hospitals that are to be majority-owned by us. We will employ all of the personnel of such hospitals, including doctors, nurses and medical technicians. As a result, we plan to obtain professional malpractice liability insurance for such specialty cancer hospitals. However, there can be no assurance that such insurance will be available at a reasonable price or that we will be able to maintain adequate levels of professional and general liability insurance coverage.

Facilities

Our principal headquarters are located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, 100013. We occupy and use this office space with a gross floor area of approximately 624 square meters, pursuant to a lease agreement entered into on December 27, 2006 and expiring on February 8, 2010. We also entered into lease agreements on March 25, 2009 for a period of three years for additional office space located in the same building with an aggregate gross floor area of approximately 1,931 square meters. The following table sets forth our other leased properties as of the date of this prospectus:

Location	Size (in square meters)	Expiration Date
Beijing	286	July 2010
Shanghai	16	November 2009
Shanghai	34	May 2010
Shanghai	195	January 2011
Shenzhen	522	November 2012

The centers in our network typically have gross floor area ranging from approximately 100 to 400 square meters depending on the services provided at the center. We also currently provide management services to a general hospital in Xi’an, Chang’an Hospital, that has a gross floor area of approximately 12,000 square meters. We have entered into agreements to establish and operate two specialty cancer hospitals that are to be majority owned by us. The Chang’an CMS International Cancer Center has a planned gross floor area of approximately 12,000 square meters and the Beijing Proton Medical Center has a planned gross floor area of approximately 12,700 square meters. We expect the land use rights for properties occupied by our specialty cancer hospitals to be owned by our specialty cancer hospitals. For additional information on our centers and specialty cancer hospitals, please see “ — Our Network of Centers and Specialty Cancer Hospitals.”

Intellectual Property

We have applied to the PRC Trademark Office of the State Administration for Industry and Commerce for the registration of our trademark “Medstar” to protect our corporate name. We also own the rights to 146 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Other than the use of our trademark and domain names, our business generally is not dependent upon any patents, licensed technology or other intellectual property. As we begin to operate specialty cancer hospitals under our own brand name in the future and as our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.

Legal and Administrative Proceedings

We are not currently involved in any material litigation, arbitration or administrative proceedings. We may from time to time become a party to various litigation, arbitration or administrative proceedings arising in the ordinary course of our business.

REGULATION OF OUR INDUSTRY

General Regulatory Environment

China’s healthcare industry is regulated by various government agencies, including the Ministry of Health, or MOH. The MOH has branch offices across China that oversee the healthcare industry at the provincial and county levels, which branch offices, together with the MOH, we refer to as the healthcare administrative authorities. The healthcare administrative authorities and other government agencies, such as the National Development and Reform Commission, or NDRC, the State Food and Drug Administration, or SFDA, the Ministry of Environmental Protection, or MEP, and the Ministry of Commerce, or MOFCOM, have promulgated rules and regulations relating to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy equipment, the licensing and operation of medical institutions and the licensing of medical staff.

Permits Required by Our Company

Medical Equipment Operating Enterprise Permits

The SFDA categorizes medical equipment into three classes according to the level of control by the government authorities that, in the judgment of the SFDA, is required for their safe and effective operation. Class I medical equipment are those medical equipment that require only an ordinary level of control in order to ensure their safe and effective operation. Class II medical equipment are those medical equipment that require a heightened level of control in order to ensure their safe and effective operation. Class III medical equipment are those medical equipment that are used to support or maintain human life, are implanted into the human body or otherwise pose a potential danger to the human body. Class III medical equipment require strict control in order to ensure their safe and effective operation. In order to ensure an adequate level of control in the operation of Class II and Class III medical equipment, enterprises that engage in the operation of such equipment, which include gamma knife systems, linear accelerators, MRI systems and PET-CT systems, must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency. As a result, our subsidiaries Shanghai Medstar, Aohua Medical, Xing Heng Feng Medical and Aohua Leasing must each obtain a medical equipment operating enterprise permit from the relevant provincial drug supervision and administration agency pursuant to the Medical Equipment Supervision and Administration Regulation effective as of April 1, 2000. Each such permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. All of our aforementioned subsidiaries have received a medical equipment operating enterprise permit.

Radiation Safety Permits

As organizations that produce, sell or use radioactive materials or devices in the PRC, our subsidiaries Shanghai Medstar, Aohua Medical and Aohua Leasing are required to obtain radiation safety permits from the relevant national or provincial environmental protection authorities pursuant to the Regulation on Radioisotope and Radiation Equipment Safety and Protection issued on September 14, 2005 by the PRC State Council and the Rules on Radioisotopes and Radiation Device Safety Permit issued on January 18, 2006 by the State Environmental Protection Administration (now the MEP) and amended on December 6, 2008 by the MEP. Each such radiation safety permit is valid for a term of five years and, prior to expiration, must be reviewed by and an extension of its term must be obtained from the relevant authorities. All of our forementioned subsidiaries have received a radiation safety permit.

Any organization that is subject to radiation safety permitting requirements is required to strictly observe state regulations regarding individual radiation dosage monitoring and health administration, conduct individual dosage monitoring and occupational health examinations for its staff that are directly involved in the production, sale or use of radioactive materials or devices and maintain individual dosage files and occupational health files. Any used radioactive source materials must be returned to the manufacturer or the original exporter of the equipment. If return to the manufacturer or the original exporter is not possible, the used radioactive materials must be delivered to a qualified radioactive waste consolidation and storage unit for storage.

Leasing Company Permit

As foreign-invested companies engaged in the leasing or financial leasing business, certain of our subsidiaries must obtain a Foreign-invested Enterprise Approval Certificate from the MOFCOM or its competent local branch. Each such certificate will specify the permitted business scope of the foreign-invested company as either leasing or financial leasing. Foreign-invested leasing companies, such as our subsidiary, Aohua Medical, are permitted to operate their businesses for no more than 30 years after obtaining such certificates, after which time they are required to apply for and obtain an extension of the term of their certificate. Foreign-invested leasing companies are also required to observe the rules for the registered capital and total investment provided in the Company Law issued by the Standing Committee of National People’s Congress of the PRC on December 29, 1993, as amended from time to time, and other relevant regulations. Foreign-invested financial leasing companies, such as our subsidiaries Aohua Leasing and Shanghai Medstar are, in addition to the aforementioned requirements for foreign-invested leasing companies, subject to the additional requirements of maintaining a registered capital level of at least US$10 million, having qualified professionals and having senior managers with professional qualifications and with no less than 3 years of management experience. Our subsidiaries Aohua Leasing and Shanghai Medstar have each obtained a foreign-invested financial leasing company permit and our subsidiary Aohua Medical has obtained a foreign-invested leasing company permit.

Regulation of Medical Institutions

Distinction between For-Profit and Non-Profit Medical Institutions

Medical institutions in China can be divided into three main categories: public non-profit medical institutions, private non-profit medical institutions and for-profit medical institutions. Medical institutions falling under each category have differing registered business purposes and governing financial, tax, pricing and accounting standards than medical institutions falling under one of the other categories. Public non-profit medical institutions, including those owned by the government and military hospitals, are set up and operated to provide a public service and are eligible for financial subsidies from the government. In contrast, private non-profit medical institutions are not eligible for government financial subsidies. Both public and private non-profit medical institutions are required to set their medical service fees within a range stipulated by the relevant governmental price control authorities, to implement financial and accounting systems in accordance with standards promulgated by government authorities and to retain any profits for the continued development of such institutions.

For-profit medical institutions are permitted to set prices for their medical services in accordance with the market, to implement financial and accounting systems in accordance with market practice for business enterprises and to distribute profits to their shareholders. Like private non-profit medical institutions, for-profit medical institutions are not entitled to government financial subsidies. The specialty cancer hospitals that we plan to develop will be established as for-profit medical institutions.

Medical Institution Practicing License

Pursuant to the Regulation on Medical Institution issued on February 26, 1994 by the PRC State Council, any organization or individual that intends to establish a medical institution must obtain a medical institution practicing license from the relevant healthcare administrative authorities. In determining whether to approve any application, the relevant healthcare administrative authorities are to consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the regions for which such authorities are responsible as well as whether the proposed medical institution meets the basic medical standards set by the MOH. The independent specialty cancer hospitals that we intend to establish would each need to obtain such a medical institution practicing license.

Large Medical Equipment Procurement License

The procurement, installation and operation in China of large medical equipment, which is defined as any medical equipment valued at over RMB5.0 million or listed in the medical equipment administration catalogue of the MOH, is regulated by the Rules on Procurement and Use of Large Medical Equipment issued on December 31, 2004 by the MOH, the NDRC and the Ministry of Finance, which became effective on March 1, 2005. Pursuant to these rules, quotas for large medical equipment are set by the MOH and the NDRC or the relevant provincial healthcare administrative authorities, and hospitals must obtain a large medical equipment procurement license prior to the procurement of any such equipment that is covered by the rules on procurement. For large medical equipment classified as Class A large medical equipment, which includes gamma knife systems, proton beam therapy systems and PET-CT scanners, quotas are set by the MOH and the NDRC and large medical equipment procurement licenses are issued by the MOH. For large medical equipment classified as Class B large medical equipment, which includes linear accelerators and MRI and CT scanners, procurement planning and approval is conducted by the relevant provincial healthcare administrative authorities with ratification by the MOH and the large medical equipment procurement licenses are issued by the relevant provincial healthcare administrative authorities. However, many provincial administrative authorities do not provide the general public with information on their procurement planning and quotas for Class B large medical equipment procurement licenses, if any. A large medical equipment procurement license is not required for medical equipment that is not classified as either Class A or Class B large medical equipment. These rules concerning procurement of large medical equipment apply to all public and private medical institutions in China, whether non-profit or for-profit, except for military hospitals which have a separate procurement system. See “ — Regulation of Military Hospitals.”

In accordance with the 2008-2010 National PET-CT Procurement Plan issued on May 13, 2008 by the MOH and the NDRC, the total number of PET-CT large medical equipment procurement licenses issued in China cannot exceed 38 from the date of the plan through the end of 2010. In accordance with the National Gamma Ray Stereotactic Head Radiosurgery System Procurement Plan issued on March 20, 2007 by the MOH and the NDRC, from the date of the plan through the end of 2010, the total number of large medical equipment procurement licenses issued for head gamma knife systems cannot exceed 60 nationwide. Procurement applications for head gamma knife equipment must be filed with the relevant provincial healthcare administrative authorities along with a feasibility report, which must be reviewed by such provincial authorities before it is submitted to the MOH for approval. There is currently no guidance as to the total number of large medical equipment procurement licenses that may be issued for other types of medical equipment that the centers in our network operate.

With respect to any Class A or Class B large medical equipment purchased before the Rules on Procurement and Use of Large Medical Equipment came into effect on March 1, 2005, the medical institution that houses such equipment must apply to the MOH or the relevant provincial healthcare administrative authorities for a large medical equipment procurement license for such equipment. If such medical institution is unable to obtain a procurement license as a result of a lack of procurement quotas for such medical equipment allocated to the region in which the medical institution is located, an interim procurement permit for large medical equipment is required to be obtained in lieu thereof. Moreover, any medical institution holding an interim permit must pay taxes on income derived from the use of the equipment covered by the interim permit and, upon the expiration of the useful life of such medical equipment, the medical institution must dispose of such equipment and is not permitted to replace it with a newer model. Some of our medical equipment have not yet received a large medical equipment procurement license or an interim permit. For more information, see “Risk Factors — Risks Related to Our Industry — Certain of our hospital partners have not received large medical equipment procurement licenses or interim procurement permits for some of the medical equipment in our network of centers which could result in fines or the suspension from use of such medical equipment.”

Radiotherapy Permit

Medical institutions that engage in radiotherapy are governed by the Regulatory Rules on Radiotherapy issued on January 24, 2006 by the MOH and are required to obtain a radiotherapy permit from the relevant healthcare administrative authorities. These rules require such medical institutions to possess qualifications sufficient for radiotherapy work, which include having adequate facilities for housing radiotherapy equipment as well as having qualified, properly trained personnel. Medical institutions that operate medical equipment containing radioactive materials are also required to obtain a radiation safety permit. See “ — Permits Required by Our Company — Radiation Safety Permits.”

Radiation Worker Permit

Medical institutions that engage in the operation of medical equipment that contains radioactive materials or emits radiation during operation are required to obtain a radiation worker permit from the competent healthcare administrative authorities for each medical technician who operates such equipment.

Regulation of Military Hospitals

The procurement, installation and operation of large medical equipment by medical institutions of the PLA is regulated by the healthcare administrative authority of the general logistics department of the PLA with reference to the Rules on Procurement and Use of Large Medical Equipment. The general logistic department of the PLA issues a large equipment application permit to those military hospitals approved for procurement. The procurement planning records and annual reviews are provided to the MOH for its records.

Restrictions on Cooperation Agreements

Since the effectiveness in September 2000 of the Implementation Opinions on the Management by Classification of Urban Medical Institutions by the MOH, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, non-profit medical institutions other than military hospitals have been prohibited from entering into new cooperation agreements or continuing to operate under existing cooperation agreements with third parties pursuant to which the parties jointly invest in or cooperate to set up for-profit centers or units that are not independent legal entities. However, according to the Opinions on Certain Issues Regarding Management by Classification of Urban Medical Institutions issued on July 20, 2001 by the MOH, the State Administration of Traditional Chinese Medicine, the Ministry of Finance and the NDRC, a non-profit medical institution that lacks sufficient funds to purchase medical equipment outright may enter into a leasing agreement pursuant to which the medical institution leases medical equipment at market rates. In response to this regulatory change, we have replaced the majority of our cooperation agreements with non-profit civilian hospitals with leasing and management agreements. See “Risk Factors — Risks Related to Our Company — We may not be successful in negotiating the conversion of a few of our cooperation agreements with our partner hospitals into lease and management arrangements due to regulatory changes.”

Registration of Doctors

Doctors in China must obtain a doctor practitioner or assistant doctor practitioner license in accordance with the Law on Medical Practitioners, effective as of May 1, 1999, and the Interim Measures for Registration of Medical Practitioners, effective as of July 16, 1999. Currently, each doctor is required to practice in the medical institution specified in such doctor’s registration. If a doctor intends to change such doctor’s practice location, including but not limited to moving to or from a non-profit medical institution or to or from a for-profit medical institution, practice classification, practice scope or other registered matters, such doctor is required to apply for such change with the competent healthcare administrative authorities. However, with the approval of the medical institution with which a doctor is affiliated, such doctor may, within such doctor’s scope of practice, undertake outside consultations, including diagnostic and treatment activities, for patients of another medical institution.

Pricing of Medical Services

Pursuant to the Opinion Concerning the Reform of Medical Service Pricing Management issued by the NDRC and the MOH on July 20, 2000, medical services fees generated through the use of both Class A and Class B large medical equipment at non-profit medical institutions and military hospitals are subject to the pricing guidelines of the relevant provincial or regional price control authorities and healthcare administrative authorities. The pricing guidance sets forth the range of medical services fees that can be charged by non-profit medical institutions and military hospitals. For-profit medical institutions are not subject to such pricing restrictions and are entitled to set medical services fees based on their cost structures, market demand and other factors.

Medical Insurance Coverage

China has a complex medical insurance system that is currently undergoing reform. Typically, those covered by medical insurance must pay for medical services out of their own pocket at the time services are rendered and must then seek reimbursement from the relevant insurer. For public servants and others covered by the 1989 Administrative Measure on State Provision of Healthcare and the 1997 Circular on Reimbursement Coverage of Large Medical Equipment under State Provision of Healthcare, the PRC government currently either fully or partially reimburses medical expenses for certain approved cancer diagnosis and radiotherapy treatment services, including treatments utilizing linear accelerators and diagnostic imaging services utilizing CT and MRI scanners. However, gamma knife treatments and PET scans are currently not eligible for reimbursement under this plan.

Urban residents in China that are not covered by the 1989 Administrative Measure on State Provision of Healthcare and the 1997 Circular on Reimbursement Coverage of Large Medical Equipment under State Provision of Healthcare are covered by one of two nationwide public medical insurance schemes, which are the Urban Employees Basic Medical Insurance Program and the Urban Residents Basic Medical Insurance Program. Rural residents in China are covered under a new Rural Cooperative Medical Program launched in 2003. The Urban Employees Basic Medical Insurance Program, which covers employed urban residents, partially reimburses urban workers for treatments utilizing linear accelerators and gamma knife systems and diagnostic imaging services utilizing CT and MRI scanners, with reimbursement levels varying from province to province. However, diagnostic imaging services utilizing PET and PET-CT scans are currently not reimbursable under the Urban Employees Basic Medical Insurance Program. For urban non-workers who are covered by the Urban Residents Basic Medical Insurance Program and rural residents who are covered by the new Rural Cooperative Medical Program, the types of cancer diagnosis and radiotherapy treatments that are covered are generally set with reference to the policy for urban employees in the same region of the country. However, the reimbursement levels for covered medical expenses for urban non-workers and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region. Currently no reimbursement is available for proton beam therapy treatments. The table below summarizes certain key aspects of these three medical insurance programs:

	Urban Employees Basic Medical	Urban Residents Basic Medical
	Insurance Program	Insurance Program	Rural Cooperative Medical Program
Launch Time	1998	2007	2003

Participants	Urban employees	Urban non-employees	Rural residents

Participation	Mandatory	Voluntary	Voluntary

Number of People covered in 2008	Approximately 200.0 million (33.0% of China’s urban population)	Approximately 118.3 million (19.5% of China’s urban population)	Approximately 815 million (91.5% of China’s rural population)

Total reimbursement amount in 2008	RMB208.4 billion	N/A	RMB66.2 billion

Funding	Employers and employees: • employer contributes approximately 6% of each employee’s total salary; and • employee contributes approximately 2% of such employee’s total salary.
Households and the government:
•   monthly premium are paid by each household; and
•   government subsidizes no less than RMB80 per person annually and RMB40 per person annually for the mid/western regions of China, with greater subsidies provided to low-income families and disabled persons.

Individuals and the government:
•   individual pays no less than RMB20 per year and local government subsidizes no less than RMB40 per person annually; and
•   government subsidizes RMB40 per person annually for the middle and western regions of the country and a smaller amount for the eastern region.

General Reimbursement Policy
Reimbursement comes from two sources — individual’s reimbursement account and the social medical expense pool:
•   All of the employee’s contribution and 30% of the employer’s contribution are allocated to the individual’s reimbursement account; the reimbursement cap from the individual account is the balance of that account; and
•   The remaining 70% of the employers’ contribution is aggregated into a social medical expense pool; the reimbursement cap from the social medical expense pool for an individual participant in a calendar year is around four times the regional average annual salary.
		There is no specific requirement or guidance from the central government. Reimbursement policy is separately determined by local governments.	The central government suggests that, beginning in the second half of 2009, the reimbursement cap for all regions should be no less than six times the average annual per capita net income of rural residents in the region.

Examples of Local Reimbursement Policy	Shanghai: reimbursement cap from the social medical expense pool for an individual participant in a calendar year is approximately four times the average annual salary in Shanghai from the previous year.
Inner Mongolia: reimbursement cap from the social medical expense pool for an individual participant in a calendar year is RMB25,000.	Jiangsu Province: approximately 50% to 60% of medical expense can be reimbursed by the program.
Sichuan Province: approximately 60% (and not less than 50%) of medical expense can be reimbursed by the program.
Guangdong Province: approximately 40% to 60% of medical expense can be reimbursed by the program; maximum reimbursement amount is approximately two times the average annual salary in Guangdong province from the previous year.	Guangdong Province: maximum reimbursement amount is approximately RMB50,000 per person per year.
Hubei Province: maximum reimbursement amount for hospitalization is approximately RMB30,000 per person per year.
Anhui Province: maximum reimbursement amount for hospitalization is approximately RMB30,000 per person per year.

Sources:	MOH, Ministry of Human Resources and Social Security, National Bureau of Statistics, and various other central and local PRC government websites.

Foreign Exchange Control and Administration

Pursuant to the Foreign Exchange Administration Regulation promulgated on January 29, 1996, as amended on January 14, 1997 and August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, the Renminbi is freely convertible only with respect to current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriations of investments, require the prior approval of the SAFE or its local branches for conversion of Renminbi into foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities, or their competent local branches.

On August 29, 2008, the SAFE promulgated SAFE Circular No. 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how converted Renminbi may be used. This notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without SAFE’s approval and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of SAFE Circular No. 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation. As a result, SAFE Circular No. 142 may significantly limit our ability to transfer the net proceeds from this offering to our PRC subsidiaries, which may adversely affect the continued growth of our business.

Pursuant to SAFE Circular No. 75, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV experiences a material event, such as a change in share capital, merger or acquisition, share transfer or exchange, spin-off or long-term equity or debt investment, the PRC resident must, within 30 days after the occurrence of such event, register such event with the local SAFE branch. On May 29, 2007, the SAFE issued guidance to its local branches for the implementation of the SAFE Circular No. 75, which guidance provides for more standardized, specific and stringent supervision regarding such registration requirements and requires PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.

Currently, several of our shareholders who are residents in the PRC and are subject to the above registration or amendment of registration requirements, have applied to SAFE’s local branches to make the required SAFE registration with respect to their investments in our company. Because of the current suspension of acceptance of such registrations by the SAFE authorities due to reportedly forthcoming new SAFE regulations, such shareholders’ applications are still pending. We cannot assure you that these shareholders’ pending applications will eventually be approved by the authorities. See “Risk Factors — Risks Related to Doing Business in China — Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”

Dividend Distributions

Pursuant to the Foreign Exchange Administration Regulation promulgated in 1996, as amended in 1997 and 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, the PRC government imposes restrictions on the convertibility of Renminbi into foreign currencies and, in certain cases, on the remittance of currency out of China. Our PRC subsidiaries are regulated under the Foreign Investment Enterprise Law, which was issued on April 12, 1986 and amended on October 31, 2000, the Implementation Rules of the Foreign Investment Enterprise Law, which was issued on October 28, 1990 and amended on April 12, 2001, and the newly revised PRC Company Law, which became effective as of January 1, 2006. Pursuant to these regulations, each of our PRC subsidiaries must allocate at least 10.0% of its after-tax profits to a statutory common reserve fund. When the accumulated amount of the statutory common reserve fund exceeds 50.0% of the registered capital of such subsidiary, no further allocation is required. Funds allocated to a statutory common reserve fund may not be distributed to equity owners as cash dividends. Furthermore, each of our PRC subsidiaries may allocate a portion of its after-tax profits, as determined by such subsidiary’s ultimate decision-making body, to its staff welfare and bonus funds, which allocated portion may not be distributed as cash dividends.

Regulations Relating to Employee Share Options

Pursuant to the Administration Measure for Individual Foreign Exchange issued in December 2006 and the Implementation Rules of Administration Measure for Individual Foreign Exchange, issued in January 2007 by the SAFE, all foreign exchange matters relating to employee stock award plans or stock option plans for PRC residents may only be transacted upon the approval of the SAFE or its authorized branch. On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Award Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who participate in employee stock award and share option plans of an overseas publicly-listed company must register with the SAFE and complete certain related procedures. These procedures must be conducted by a PRC agent designated by the subsidiary of such overseas publicly-listed company with which the PRC citizens affiliate. The PRC agent may be a subsidiary of such overseas publicly-listed company, any such PRC subsidiary’s trade union having legal person status, a trust and investment company or other financial institution qualified to act as a custodian of assets. Such participant’s foreign exchange income received from the sale of shares or dividends distributed by the overseas publicly-listed company must first be remitted into a collective foreign exchange account opened and managed by the PRC agent prior to any distribution of such income to such participants in a foreign currency or in Renminbi.

Pursuant to Circular No. 106, employee stock award plans of SPVs and employee share option plans of SPVs must be filed with the SAFE while applying for the registration for the establishment of the SPVs. After employees exercise their options, they must apply for an amendment to the registration for the SPV with the SAFE. We intend to comply with these regulations and to ask our PRC optionees to comply with these regulations. However, as these rules have only been recently promulgated, it is currently unclear how these rules will be interpreted and implemented. If the applicable authorities determine that we or our PRC optionees have failed to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, includes provisions that require any offshore special purpose vehicle, or SPV, formed for the purpose of an overseas listing of equity interests in a PRC company that is controlled directly or indirectly by one or more PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The application of the M&A Rule is currently unclear. However, our PRC counsel, Jingtian & Gongcheng Attorneys At Law, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rule, the M&A Rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiaries is not subject to the M&A Rule due to the fact that each of them was already a foreign-invested enterprise before September 8, 2006, the effective date of the M&A Rule. Jingtian & Gongcheng Attorneys At Law has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the M&A Rule.

Regulation of Loans between a Foreign Company and its Chinese Subsidiary

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is subject to several Chinese laws and regulations, including the Foreign Exchange Administration Regulation of 1996 and its amendments of 1997 and 2008, the Interim Measures on Foreign Debts Administration of 2003, or the Interim Measures, the Statistical Monitoring of Foreign Debts Tentative Provisions of 1987 and its implementing rules of 1998, the Administration Provisions on the Settlement, Sale and Payment of Foreign Exchange of 1996, and the Notice of the SAFE on Issues Related to Perfection of Foreign Debts Administration, dated October 21, 2005.

Under these rules and regulations, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branch in accordance with relevant PRC laws and regulations. Our PRC subsidiaries can legally borrow foreign exchange loans up to their respective borrowing limits, which is defined as the difference between the amount of their respective “total investment” and “registered capital” as approved by the MOFCOM, or its local counterparts. Interest payments, if any, on the loans are subject to a 10% withholding tax unless any such foreign shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Pursuant to Article 18 of the Interim Measures, if the amount of foreign exchange debt of our PRC subsidiaries exceeds their respective borrowing limits, we are required to apply to the relevant Chinese authorities to increase the total investment amount and registered capital to allow the excess foreign exchange debt to be registered with the SAFE.

Taxation

For a discussion of applicable PRC tax regulations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Taxation.”

Regulation on Employment

On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law of PRC, or the Labor Law, which became effective as of January 1, 2008. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementation Rules, which became effective as of the date of issuance. The Labor Law and its implementation rules are intended to give employees long-term job security by, among other things, requiring employers to enter into written contracts with their employees and restricting the use of temporary workers. The Labor Law and its implementation rules impose greater liabilities on employers, require certain terminations to be based upon seniority rather than merit and significantly affect the cost of an employer’s decision to reduce its workforce. Employment contracts lawfully entered into prior to the implementation of the Labor Law and continuing after the date of its implementation remain legally binding and the parties to such contracts are required to continue to perform their respective obligations thereunder. However, employment relationships established prior to the implementation of the Labor Law without a written employment agreement were required to be memorialized by a written employment agreement that satisfies the requirements of the Labor Law within one month after it became effective on January 1, 2008.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title

Jianyu Yang	38	Director, chief executive officer and president
Zheng Cheng	45	Co-chairman of the board of directors and chief operating officer
Steve Sun	48	Co-chairman of the board of directors and chief financial officer
Jing Zhang	45	Director and executive president
Yaw Kong Yap	45	Director and financial controller
Shirley Chen	44	Director
Feng Xiao	37	Director
Elaine Zong	38	Director
Wai Hong Ku	58	Director
Denny Lee*	41	Independent Director
Boxun Zhang	33	Corporate vice president

*	Mr. Denny Lee has accepted our appointment to be the independent director of our company, effective upon commencement of the trading of our ADSs on the NYSE.

Dr. Jianyu Yang has served as a director of our company and our chief executive officer and president since 2007. Prior to joining our company, Dr. Yang served as chief executive officer of Eguard Resource Development Co., Ltd., a PRC company listed on the Shenzhen Stock Exchange in China principally engaged in the provision of comprehensive solutions in recycling, re-use of solid wastes and wastewater since 2003, vice president of Beijing Sound Environmental Group Co. Ltd. from 2002 to 2003, assistant to the general manager of Xiangcai Securities Co., Ltd. from 2000 to 2002, and senior economist at China Agricultural Bank from 1999 to 2000. Dr. Yang received a doctorate degree in economics from Liaoning University in 1999 in China.

Dr. Zheng Cheng has served as co-chairman of our board of directors and our chief operating officer since 2008. Dr. Cheng was a co-founder of China Medstar. Prior to founding China Medstar in 1996, Dr. Cheng had served as division chief of steel products of China National Defense Military Material General Company from 1992 to 1996 and military physician in the Department of Cerebral Surgery of the Beijing Air Force General Hospital from 1986 to 1992 and in the No. 1 Field Clinic of Yunnan Laoshan Frontier in 1986. Dr. Cheng received his bachelor’s degree in clinical neurosurgery from the First Military Medical University of the People’s Liberation Army of China in 1986. Dr. Cheng is a qualified clinical surgeon in China.

Mr. Steve Sun has served as co-chairman of our board of directors since 2008 and our chief financial officer since 2009. Mr. Sun was a director and the president of Aohua Medical from 2006 to 2008. Prior to joining our company, Mr. Sun had served as the chief operating officer of Sunshine100 Real Estate Group, a Beijing-based real estate company, from 2004 to 2005 and executive vice president of AE Capital Markets Inc., a New York-based investment bank, from 1997 to 2000. Mr. Sun received a master’s degree in business management from the University of Chicago in 1996, a master’s degree in operational research from Xidian University in 1985 and a bachelor’s degree in mathematics from Heilongjiang University in 1983.

Mr. Jing Zhang has served as a director of our company and our executive president since 2008. Mr. Zhang was a co-founder of China Medstar. Prior to founding China Medstar in 1996, Mr. Zhang was in charge of research and development at the Institute of Chemistry of Beijing Timber General Co., Ltd. from 1987 to 1996. Mr. Zhang received a bachelor’s degree in polymer chemistry from the Beijing Institute of Chemical Technology in 1987.

Mr. Yaw Kong Yap has served as a director of our company and our financial controller since 2008. Mr. Yap joined China Medstar in 2005 and served as its chief financial officer prior to our acquisition of China Medstar. Prior to joining China Medstar, Mr. Yap had served as the chief executive officer of Advanced Produce Centre Development Pte, Ltd., a Singapore real estate company, from 2003 to 2005, the chief financial officer of Global Fruits Pte Limited from 1999 to 2003, the regional financial controller of America Air Filtration Asia from 1996 to 1998 and the financial controller of Chevalier International (USA) Ltd. from 1991 to 1996. Mr. Yap received a bachelor’s degree from Indiana University of Pennsylvania in the United States in 1990. Mr. Yap was a Certified Public Accountant in the United States.

Ms. Shirley Chen has served as a director of our company since 2007. Ms. Chen is also currently a managing director of China International Capital Corporation Limited, or CICC, and head of private equity and chief executive officer of CICC Investment Group Company Limited, an affiliate of CICC. Ms. Chen joined CICC in 2003 and was a managing director of its Investment Banking Department. Prior to joining CICC, she was a director of Credit Suisse First Boston and worked in its Investment Banking Division in New York and Hong Kong from 1995 to 2002. Ms. Chen received an M.B.A. degree from Yale University’s School of Management, a master of law degree in International Economic Law from Wuhan University and a bachelor of law degree in International Law from Wuhan University in China.

Mr. Feng Xiao has served as a director of our company since 2008. Mr. Xiao is also currently a managing director of the Carlyle Group, focusing on growth capital investments in China. Mr. Xiao had served as a vice president at CICC from 2000 to 2005, where he had been involved in the restructuring and listing of a number of leading Chinese companies, and worked at as a lawyer and a registered trademark agent at China Patent Agent (HK) Limited from 1995 to 1998. Mr. Xiao received an M.B.A. degree from the China Europe International Business School in 1999 and a bachelor’s degree in both computer science and English from Tsinghua University in 1995. Mr. Xiao also holds a lawyer’s qualification certificate in China.

Ms. Elaine Zong has served as a director of our company since 2008. Ms. Zong is also currently a managing director of C.V. Starr Investment Advisors (Asia) Limited, focusing on private equity investments in China. Ms. Zong had served as senior vice president at Deutsche Bank from 2005 to 2006, as vice president at Merrill Lynch from 2001 to 2003, and as an associate in the investment banking division of J.P. Morgan from 1998 to 2001. Ms. Zong received an M.B.A. degree from the University of Chicago in the United States in 1998 and a bachelor’s degree in economics from Fudan University of China in 1992. Ms. Zong is a Chartered Financial Analyst.

Mr. Wai Hong Ku has served as a director of our company since 2005. Mr. Ku is also currently a member of the board of directors and the general manager of Yanli Paper (China) Limited. Mr. Ku was the general manager of Fengjia Industries Co., Ltd. from 1992 to 1995 and was a project planning manager and the general manager of Zhong Fa Development Company of Addi Lee & Partners Limited from 1979 to 1992, responsible for the development of hotels and other properties.

Mr. Denny Lee will become an independent non-executive director of our company upon commencement of the trading of our ADSs on the NYSE. Mr. Lee is currently a non-executive director of Netease.com, Inc., a company listed on the Nasdaq Global Select Market, and an independent director and chairman of the audit committee of New Oriental Education & Technology Group Inc., Acorn International, Inc. and Gushan Environmental Energy Limited, which are all companies listed on the NYSE. Previously, Mr. Lee was the chief financial officer of Netease.com until June 2007 and the financial controller of Netease.com from November 2001 to April 2002. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Mr. Boxun Zhang has served as corporate vice president of our company since August 2009. Prior to joining our company, from 2006 to August 2009, Mr. Zhang served as the director of financial and business analysis, financial controller and investment controller of Suntech Power Holdings Co., Ltd, a Cayman Islands company listed on the NYSE principally engaged in the design, manufacture and sale of solar energy products. Mr. Zhang previously worked for the investment bank department of Credit Suisse from 2004 to 2005 and was a senior auditor for PricewaterhouseCooper from 1998 to 2002. Mr. Zhang received his MBA degree from Cass Business School in the United Kingdom in 2004 and a bachelor’s degree in accounting and auditing from Wuhan University in China in 1998.

The address of our directors and executive officers is Concord Medical Services Holdings Limited, 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing, People’s Republic of China, 100013.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including registering such shares in our share register.

Board of Directors

Upon the completion of this offering, we expect that our board of directors will have 10 directors, consisting of one independent directors. Our board of directors will establish an audit committee and a compensation committee upon the completion of this offering.

Audit Committee

Our audit committee will initially consist of Mr. Denny Lee, Mr. Feng Xiao and Mr. Wai Hong Ku. Mr. Denny Lee will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Denny Lee satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our board of directors has determined that the simultaneous service by Mr. Denny Lee on the audit committee of three other public companies would not impair his ability to effectively serve on our audit committee. Our audit committee will consist of two independent directors within 90 days of our initial public offering and solely of independent directors within one year of our initial public offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal auditor and independent registered public accounting firm; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of Ms. Shirley Chen and Mr. Feng Xiao. Ms. Shirley Chen will be the chairperson of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on such evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or becomes of unsound mind. We have not entered into any service agreements with our directors that provide for any type of compensation upon termination.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a non-fixed period of time. These employment agreements can be terminated in accordance with the Labor Contract Law of the PRC and other relevant regulations. Under the Labor Contract Law, we can terminate without any prior notice the employment agreement with any of our executive officers in the event that such officer’s actions have resulted in material and demonstrable harm to our interest. Under certain circumstances, including where the officer has not performed as expected and, upon internal reassignment or training, still fails to be qualified for the job, we may also terminate the employment agreement with any of our executive officers upon providing 30 days notice or paying one month in severance. Our executive officer may typically terminate his or her employment at any time if we fail to provide labor protection or work conditions as stipulated in the employment agreement. The executive officers may also terminate the employment agreement at any time without cause upon 30 days notice. Usually, if we terminate the employment agreement of any of our executive officers, we have to pay them certain severance pay in proportion to their working years with us, except where such officer’s actions have resulted in material and demonstrable harm to our interests, among other circumstances.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Each of our executive officers has entered into a confidentiality agreement with us. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

Compensation of Directors and Executive Officers

In 2008, the aggregate cash compensation to all of our directors and our executive officers was RMB1.2 million (US$0.2 million). For share-based compensation, see “ — Share Incentive Plans.” The total amount accrued in 2008 for pension, retirement or other similar benefits to our directors and our executive officers was approximately RMB240,000 (US$35,000).

Share Incentive Plans

OMS Share Option Plan

On November 17, 2007, OMS, the predecessor of our company, adopted a share option plan, or the OMS option plan, pursuant to which OMS granted to three of its executive directors, Mr. Haifeng Liu, Mr. Jianyu Yang and Mr. Steve Sun, or the OMS grantees, options to purchase a total of up to 25,000,000 ordinary shares, or the OMS share options, to purchase the ordinary shares of OMS at an exercise price of US$0.80 per share, which the board of OMS determined to become vested upon the satisfaction of a number of performance conditions that related to the completion of the OMS reorganization, achievement of net profit target of OMS, and the raising of new financing. The OMS share options were exercisable from the date of completion of the 2007 audited consolidated financial statements of OMS to December 31, 2008 and were transferrable to any individuals designated by the OMS grantees.

On August 18, 2008, the board of directors of OMS contemplated that the OMS grantees had achieved certain performance conditions outlined in the OMS option plan. However, as the capital structure of our company had changed at that time such that we had replaced OMS as the ultimate holding company of our subsidiaries, the board of directors of OMS resolved that the OMS option plan would be settled in vested options to purchase 21,184,600 ordinary shares to purchase shares of our company, with each option having an exercise price of US$0.79 exercisable before December 31, 2008. On the same day, two of the OMS grantees, Mr. Jianyu Yang and Mr. Steve Sun, exercised their respective options to purchase an aggregate of 6,355,400 ordinary shares of our company, with total proceeds from such exercise received by us amounting to approximately RMB34.4 million (US$5.0 million). We recorded share-based compensation expense of approximately RMB49.5 million in 2007 related to these options granted, which was recorded in general and administrative expenses. The third OMS grantee, Mr. Haifeng Liu, sold all of his vested options to purchase 14,829,200 ordinary shares of our company to three former directors of China Medstar who are now our directors and executive officers as employment incentive for such directors. The three executive directors subsequently exercised the vested options with total proceeds from such exercise received by us amounting to approximately US$11.7 million. Given the transfer of the OMS share options to the three directors was provided as an employment incentive, we recorded additional share-based compensation expense of approximately RMB4.2 million (US$0.6 million) in 2008, which was recorded in general and administrative expenses.

2008 Share Incentive Plan

The 2008 share incentive plan was adopted by our shareholders on October 16, 2008. Our share incentive plan provides for the grant of options, share appreciation rights, or other share-based awards, referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company as a result of their proprietary interest in the company’s success.

Termination of Awards. Options have specified terms set forth in a share option agreement. If the recipient’s employment with the company is terminated for any reason, the recipient’s vested options shall remain exercisable subject to the provisions of the plan and the option agreement and the recipient’s unvested options shall terminate without consideration. If the options are not exercised or purchased by the last day of the exercise period, they will terminate.

Administration. Our 2008 share incentive plan is currently administered by our board of directors and, after this offering, will be administered by the compensation committee of our board of directors. Our board of directors or the compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. Our board of directors or the compensation committee will determine the provisions, terms and conditions of each award consistent with the provisions of the plan, including, but not limited to, the exercise price for an option, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise. The term of options granted under the 2008 share incentive plan may not exceed eight years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, consideration received by us in a cashless exercise and, to the extent permitted by our board of directors or the compensation committee and subject to the provisions of the option agreement, ordinary shares or a combination of ordinary shares and cash or cash-equivalent.

Change in Control. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination or if during any two consecutive year period individuals who at the beginning of such period constituted the board of directors cease for any reason to constitute a majority of our board of directors, then, if so determined by our board of directors or the compensation committee with respect to the applicable award agreement or otherwise, any outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control. Our board of directors or the compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control but not thereafter.

Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue our 2008 share incentive plan. Amendments or alterations to our 2008 share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant. Any amendment, alteration or termination of our 2008 share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2008 share incentive plan shall continue in effect for a term of ten years from the date of its adoption.

Our board of directors and shareholders authorized the issuance of up to 4,765,800 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. As of the date of this prospectus, no awards have been granted under our 2008 share incentive plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, assuming the conversion of all outstanding Series A and Series B contingently redeemable convertible preferred shares into ordinary shares, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each other selling shareholders.

Beneficial ownership is determined in accordance with rules and regulations of the SEC. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this offering, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculation of the number of shares also assumes the conversion of all of our Series A and Series B contingently redeemable convertible preferred shares into our ordinary shares upon the completion of this offering. Percentage of beneficial ownership of each listed person prior to this offering is based on 111,455,500 ordinary shares outstanding as of the date of this prospectus, including 41,027,400 ordinary shares convertible from our outstanding Series A and Series B contingently redeemable convertible preferred shares. Percentage of beneficial ownership of each listed person after the offering is based on             ordinary shares outstanding immediately after the closing of this offering.

The table below does not reflect the exercise of the underwriters’ option to purchase up to an additional             ADSs, of which             ADSs would be sold by us and             ADSs would be sold by the selling shareholders.

	Ordinary Shares Beneficially		Ordinary Shares Being Sold	Ordinary Shares Beneficially
	Owned Prior to This Offering		in This Offering	Owned After This Offering
	Number	%	Number %	Number %

Directors and Executive Officers:
Jianyu Yang(1)	4,065,800	3.6
Zheng Cheng(2)	7,319,900	6.6
Steve Sun(3)	4,065,800	3.6
Jing Zhang(4)	2,979,900	2.7
Yaw Kong Yap(5)	*	*
Shirley Chen(6)	7,533,817	6.8
Feng Xiao(7)	26,172,700	23.5
Elaine Zong(8)	10,418,000	9.3
Wai Hong Ku(9)	2,889,500	2.6
Boxun Zhang(10)	*	*
All directors and executive officers as a group	66,239,521	59.4

Principal and Selling Shareholders:
Carlyle Entities(11)	26,172,700	23.5
Notable Enterprise Limited(12)	23,321,300	20.9
Starr Investments Cayman II, Inc.(13)	10,418,000	9.3
Grand Best Group Limited(14)	9,215,800	8.3
CZY Investments Limited(15)	7,319,900	6.6
CICC Sun Company Limited(16)	7,177,200	6.4

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Represents 4,065,800 ordinary shares held by Daketala International Investment Holdings Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Dr. Yang. 2,910,800 of the ordinary shares held by Daketala International

Investment Holdings Ltd. have been pledged to certain of our shareholders in connection with the issuance of our Series B contingently redeemable convertible preferred shares on October 20, 2008.
(2)	Represents 7,319,900 ordinary shares held by CZY Investment Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Cheng. 6,369,500 of the ordinary shares held by CZY Investment Ltd. have been pledged to certain of our shareholders in connection with the issuance of our Series B contingently redeemable convertible preferred shares on October 20, 2008. In addition, 2,191,500 of the ordinary shares held by CZY Investment Ltd. have been pledged to certain of our shareholders as security for a loan.
(3)	Represents 4,065,800 ordinary shares held by Dragon Image Investment Ltd., a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Sun. 3,193,800 of the ordinary shares held by Dragon Image Investment Ltd. have been pledged to certain of our shareholders in connection with the issuance of our Series B contingently redeemable convertible preferred shares on October 20, 2008.
(4)	Represents 2,979,900 ordinary shares held by Thousand Ocean Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Zhang. 1,675,000 of the ordinary shares held by Thousand Ocean Group Limited have been pledged to certain of our shareholders in connection with the issuance of our Series B contingently redeemable convertible preferred shares on October 20, 2008.
(5)	Represents ordinary shares held by Top Mount Group Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yap. Certain portion of the ordinary shares held by Top Mount Group Limited have been pledged to certain of our shareholders in connection with the issuance of our Series B contingently redeemable convertible preferred shares on October 20, 2008.
(6)	Represents 6,616,900 and 323,200 ordinary shares held by CICC Sun Company Limited and Perfect Key Holdings Limited, respectively, issuable upon conversion of all Series A and Series B contingently redeemable convertible preferred shares held by such shareholders and 560,300 and 33,417 ordinary shares, respectively, held by such shareholders. For a description of the beneficial ownership of our ordinary shares by CICC Sun Company Limited, see Note 16 below. Ms. Shirley Chen disclaims beneficial ownership of our ordinary shares held by CICC Sun Company Limited except to the extent of her pecuniary interest in these shares. Perfect Key Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands in which Ms. Shirley Chen holds 47.4% beneficial ownership.
(7)	Represents 23,085,700 and 920,600 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively, issuable upon conversion of all Series A and Series B contingently redeemable convertible preferred shares held by such shareholders and 2,083,300 and 83,100 ordinary shares, respectively, held by such shareholders. Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. are collectively referred to in this prospectus as the Carlyle Entities. For a description of the beneficial ownership of our ordinary shares by the Carlyle Entities, see Note 10 below. Mr. Feng Xiao disclaims beneficial ownership of our ordinary shares held by the Carlyle Entities, except to the extent of his pecuniary interest in these shares.
(8)	Represents 9,722,200 ordinary shares issuable upon conversion of all Series B contingently redeemable convertible preferred shares held by Starr Investments Cayman II, Inc. and 695,800 ordinary shares held by such shareholder. For a description of the beneficial ownership of our ordinary shares by Starr Investments Cayman II, Inc., see Note 12 below. Ms. Elaine Zong disclaims beneficial ownership of our ordinary shares held by Starr Investments Cayman II, Inc. except to the extent of her pecuniary interest in these shares.
(9)	Represents 9,215,800 ordinary shares held by Grand Best Group Limited, a limited liability company organized under the laws of the British Virgin Islands. For a description of the beneficial ownership of our ordinary shares held by Grand Best Group Limited, see Note 13 below. Mr. Ku owns 31.4% of the equity interest in Grand Best Group Limited.
(10)	Represents ordinary shares held by Triumph Concept Investment Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Zhang.
(11)	Represents 23,085,700 and 920,600 ordinary shares held by Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively, issuable upon conversion of all Series A and Series B contingently redeemable convertible preferred shares held by such shareholders and 2,083,300 and 83,100 ordinary shares, respectively, held by such shareholders. The general partner of each Carlyle Entity is CAGP General Partner, L.P., which is in turn managed by its general partner, CAGP Ltd. The directors of CAGP Ltd. are Mr. William E. Conway, Jr., Mr. Daniel A. D’Aniello, Mr. David Rubenstein, Mr. Jeffery Ferguson and Mr. Curtis L. Buser. The address of the Carlyle Entities is Walker House, PO Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands.
(12)	Notable Enterprise Limited is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Bona Lau. Ms. Lau is the daughter of Mr. Haifeng Liu, the chairman of Aohua Medical from December 2005 to December 2007 and our director until July 2009. Prior to serving as chairman of Aohua Medical, Mr. Liu was detained in March 2004 by the authorities of Luoyang city, Henan Province, for alleged misappropriation of funds while serving as chairman of a company unrelated to Aohua Medical or us. Mr. Liu was released in June 2005 by the local prosecutor without an indictment due to insufficient evidence. Notable Enterprise Limited was originally owned by Mr. Liu, who irrevocably transferred all of his interest in Notable Enterprise Limited to Ms. Lau in November 2007 for consideration not significantly lower than the then fair market value. At the time of the transfer, Notable Enterprise Limited indirectly held a 44.2% equity interest in OMS. The address of Notable Enterprise Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. 134,478 of the ordinary shares held by Notable Enterprise Limited have been pledged to certain of our shareholders in connection with the issuance of our Series B contingently redeemable convertible preferred shares on October 20, 2008.
(13)	Represents 9,722,200 ordinary shares issuable upon conversion of all Series B contingently redeemable convertible preferred shares held by Starr Investments Cayman II, Inc. and 695,800 ordinary shares held by such shareholder. Starr Investments Cayman II, Inc. is ultimately controlled by Starr International Company, Inc. whose voting shareholders (none of whom control 10% or more individually) are Mr. Maurice R. Greenberg, Mr. Edward E. Matthews, Mr. Howard I. Smith, Mr. John J. Roberts, Mr. Houghton Freeman, Mr. Joseph C. H. Johnson, Mr. Cesar Zalamea, Mr. Peter Hammer, Mr. Michael Morrison, Mr. Bertil P. Lundqvist and Ms. Florence Davis. The address of Starr Investments Cayman II, Inc. is Avalon Management Limited, Landmark Square, 64 Earth Close, West Bay Beach, Grand Cayman, KY1-1107, Cayman Islands
(14)	Grand Best Group Limited is a limited liability company organized under the laws of the British Virgin Islands. The shareholders of Grand Best Group Limited are Ku Wai Hong, Ever Bounteous Group Limited, Iu Kong, Cheng Mai Yue, Wang Rong Kang, Brave Faith

Development Limited, Echolac Company Limited and Huang Pei Lin. The address of Grand Best Group Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.
(15)	CZY Investments Limited is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Dr. Zheng Cheng. The address of CZY Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(16)	Represents 6,616,900 ordinary shares issuable upon conversion of all Series A and Series B contingently redeemable convertible preferred shares held by CICC Sun Company Limited and 560,300 ordinary shares held by such shareholder. CICC Sun Company Limited is wholly owned by China International Capital Corporation Limited, one of our underwriters, in which Morgan Stanley, another underwriter to this offering, beneficially owns 34.0% of its equity interest. China International Capital Corporation Limited has ultimate investment and voting power over the shares held by CICC Sun Company Limited. The address of CICC Sun Company Limited is 2/F., Abbott Building, Road Town, Tortola, British Virgin Islands.

Each selling shareholder named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons. As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States.

Two of our shareholders, namely CICC Sun Company Limited and Perfect Key Holdings Limited, have informed us that they are affiliated with registered broker-dealers or are in the business of underwriting securities. Neither of these shareholders were affiliated or otherwise related to us prior to their purchase of our Series A and Series B contingently redeemable convertible preferred shares. These shareholders purchased our Series A and Series B contingently redeemable convertible preferred shares directly from us in their ordinary course of business and, at the time of the purchase, neither of these shareholders had agreements or understandings, directly or indirectly, with any person to distribute our Series A and Series B contingently redeemable convertible preferred shares.

None of our shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Non-Interest Bearing Borrowings from Related Parties

We borrowed RMB38.7 million from Shenzhen Hai Ji Tai Technology Co., Ltd., or Hai Ji Tai, in 2007 for working capital purposes. Hai Ji Tai is wholly-owned by Mr. Haifeng Liu who was the chairman of Aohua Medical from December 2005 to December 2007 and our director until July 2009. This borrowing was repaid in full in 2008.

We borrowed RMB4.0 million in 2007 from Mr. Haifeng Liu for working capital purposes. We repaid RMB2.0 million of such borrowing in 2008 and the remaining balance of RMB2.0 million (US$0.3 million) in full in August 2009.

We borrowed RMB1.0 million and RMB4.0 million from Dr. Jianyu Yang, our director, chief executive officer and president, in 2007 and 2008, respectively, for working capital purposes. These borrowings were repaid in full in 2008.

China Medstar has, in connection with payments of certain professional fees related to a private placement transaction in 2004, borrowed from Beijing Medstar Hi-Tech Investment Co., Ltd., a company majority owned by Dr. Zheng Cheng, our co-chairman and chief operating officer. As of September 30, 2009, the remaining balance was RMB0.2 million (US$29,000). In addition, in connection with payment of certain fees related to China Medstar’s initial public offering on the AIM, China Medstar has borrowed from Dr. Zheng Cheng. As of September 30, 2009, the remaining balance was RMB1.4 million (US$0.2 million). Furthermore, in connection with certain administrative expenses related to China Medstar in 2006 and 2007, China Medstar borrowed from Mr. Yaw Kong Yap, our director and financial controller. As of September 30, 2009, the remaining balance was RMB60,000 (US$9,000). These loans are unsecured, interest-free and repayable on demand and are all based on oral agreements between the parties. We expect to repay all such borrowings by the end of 2009.

Medical Equipment Sale and Purchase Agreement

On October 31, 2007, we entered into a long-term sale and purchase agreement with Our Medical New Technology Co., Ltd. under which we agreed to purchase gamma knife systems at agreed upon prices and Our Medical New Technology Co., Ltd. also agreed to provide to us relevant maintenance and repair services and training. Our Medical New Technology is controlled by Mr. Haifeng Liu, who was a director of our company until July 2009. We made deposits of RMB11.5 million, RMB0.7 million, RMB1.7 million (US$0.3 million) and RMB11.4 million (US$1.7 million) to Our New Medical Technology Co., Ltd. under this agreement for the period from January 1, 2007 to October 30, 2007, the period from September 10, 2007 to December 31, 2007, in 2008 and for the nine months ended September 30, 2009, respectively. Deposits held by Our New Medical Technology Co., Ltd. as of December 31, 2007 and 2008 and September 30, 2009 were RMB15.9 million, RMB17.6 million (US$2.6 million) and RMB16.4 million (US$2.4 million). In addition, RMB12.7 million (US$1.9 million) of the deposits paid to Our New Medical Technology Co., Ltd. were used for the purchase of radioactive source material used in our medical equipment during the nine months ended September 30, 2009.

Reorganization and Private Placement

See “Our History and Corporate Structure” and “Description of Share Capital — History of Securities Issuances — Convertible Loan and Preferred Shares.”

Shareholders’ Agreement

In connection with the issuance of our Series B contingently redeemable convertible preferred shares, we entered into an Amended and Restated Shareholders’ Agreement dated as of October 20, 2008, which was subsequently amended on November 17, 2009, by and among us, the Carlyle Entities, Starr Investments Cayman II, Inc., CICC Sun Company Limited and certain of our other shareholders and other parties named therein. Under this shareholders’ agreement, our board of directors shall consist of up to eleven directors, out of which one of such director shall be designated by the Carlyle Entities, another shall be designated by CICC Sun Company Limited and another shall be designated by Starr Investments Cayman II, Inc. Prior to the completion of this offering, our existing shareholders are prohibited from transferring their shares without the prior consent of each of the Carlyle Entities, Starr Investments Cayman II, Inc. and CICC Sun Company Limited. These parties and our other existing shareholders hold certain rights of first refusal with respect to any such proposed transfers. In addition, the Carlyle Entities, Starr Investments Cayman II, Inc. and CICC Sun Company Limited have certain co-sale rights with respect to any proposed share transfers by any of our other existing shareholders. We have also granted under this shareholders’ agreement certain registration rights to the Carlyle Entities, Starr Investments Cayman II, Inc. and CICC Sun Company Limited. See “Description of Share Capital — Registration Rights.” Except for the registration rights and the right to designate directors, all other shareholders’ rights under the shareholders agreement will automatically terminate upon the completion of this offering.

Share Incentives

For a discussion of the share option plan adopted in 2007 by OMS, our predecessor, and our 2008 share incentive plan, see “Management — Share Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below. Our registered office is in the Cayman Islands is at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands KY1-1112.

On November 17, 2009, we effected a share split whereby all of our issued and outstanding 704,281 ordinary shares of a par value of US$0.01 per share were split into 70,428,100 ordinary shares of US$0.0001 par value per share and the number of our authorized ordinary shares were increased from 4,500,000 to 450,000,000. As of September 30, 2009 and give effect to the share split, our authorized share capital consists of 450,500,000 shares, comprised of (i) 450,000,000 ordinary shares, each with a par value of US$0.0001, of which 70,428,100 such shares are issued and outstanding; (ii) 200,000 Series A contingently redeemable convertible preferred shares authorized, each with a par value of US$0.01, of which 176,942 such shares are issued and outstanding; and (iii) 300,000 Series B contingently redeemable convertible preferred shares authorized, each with a par value of US$0.01, of which 233,332 such shares are issued and outstanding. As of the date hereof, our authorized share capital consists of 450,500,000 shares, comprised of (i) 450,000,000 ordinary shares, each with a par value of US$0.0001, of which 70,428,100 such shares are issued and outstanding; (ii) 200,000 Series A contingently redeemable convertible preferred shares authorized, each with a par value of US$0.01, of which 176,942 such shares are issued and outstanding; and (iii) 300,000 Series B contingently redeemable convertible preferred shares authorized, each with a par value of US$0.01, of which 233,332 such shares are issued and outstanding. Upon completion of this offering, all of our issued and outstanding Series A and Series B contingently redeemable convertible preferred shares will automatically convert into ordinary shares, at a 1-to-100 conversion rate.

Upon completion of this offering, we will adopt our third amended and restated memorandum and articles of association, which will replace the current memorandum and articles of association in its entirety. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum is required for a meeting of shareholders. Shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative constitutes a quorum. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate at least ten percent of our ordinary shares. At least seven days advanced notice is required prior to convening our annual general meeting and other shareholders meetings.

An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting to pass. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the ordinary shares to pass.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of such shareholder’s ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send notice of such refusal to both the transferor and transferee. The registration of transfers may, on 14 days’ notice, given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital in connection with the winding up of the company or otherwise (other than in connection with conversion, redemption or purchase of ordinary shares), assets available for distribution to the holders of ordinary shares shall be distributed among them on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time call upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. Ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may under the terms of our third amended and restated memorandum and articles of association to be adopted upon the completion of this offering:

•	issue ordinary shares on terms that they are to be redeemed or are liable to be redeemed at our option or at the option of the shareholders, on such terms and in such manner as we may, before the issue of such ordinary shares, determine;

•	purchase our own ordinary shares (including any redeemable shares) on such terms and in such manner as we may determine and agree with our shareholders; and

•	make a payment in respect of the redemption or purchase of our own ordinary shares in any manner authorized by the Companies Law, including out of our capital, profits or the proceeds of a fresh issue of ordinary shares.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by the third amended and restated memorandum and articles of association; and

•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our third amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares

Our third amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our third amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent there are available authorized but unissued preferred shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Actions Requiring the Approval of a Supermajority of Our Board of Directors

Actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

•	the appointment or removal of either our chief executive officer or chief financial officer;

•	any anti-takeover action in response to a takeover attempt;

•	any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

•	the sale or transfer of all or substantially all of our assets; and

•	any change in the number of directors on our board of directors.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue negotiable or bearer shares or shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with NYSE rules, in lieu of following home country practice after the closing of our initial public offering. NYSE rules require that every company traded on the NYSE hold an annual general meeting of shareholders. In addition, our third amended and restated articles of association, which, upon receiving the requisite shareholder approval, are expected to become effective immediately upon the closing of this offering, will allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in such articles. We believe that the differences with respect to our being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors — Risks Related to This Offering.”

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (i) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (ii) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months after the making of the offer), the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be duly effected if authorized by a special or ordinary resolution that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as a provision purporting to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in Our Third Amended and Restated Memorandum and Articles of Association

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously thought that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved away from this subjective standard and towards an objective, reasonable director standard with regard to the required skill and care and these authorities, objective approach is likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. Cayman Islands law and our third amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our third amended and restated articles of association allow our shareholders holding not less than 10.0% of the paid up voting share capital of the Company to require the company to call a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our third amended and restated articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, directors can be removed without cause, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or by the unanimous written resolution of all shareholders, or with cause, by the ordinary resolution or the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or has owned 15.0% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our third amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution of all shareholders of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances since our inception in November 2007.

Ordinary Shares

On March 8, 2008, we issued a total of 49,999,900 ordinary shares to certain of our officers, directors and other minority shareholders in connection with our incorporation for an aggregate subscription amount of US$4,999.99.

On August 18, 2008, we issued a total of 21,184,600 ordinary shares to certain of our officers in connection with the exercise of share options for an aggregate subscription amount of US$16,735,834.

On November 17, 2009, we effected a share split whereby all of our issued and outstanding 704,281 ordinary shares of a par value of US$0.01 per share were split into 70,428,100 ordinary shares of US$0.0001 par value per share and the number of our authorized ordinary shares were increased from 4,500,000 to 450,000,000.

Convertible Loan and Preferred Shares

On November 16, 2007, pursuant to the Convertible Loan Agreement dated as of November 16, 2007, our predecessor, OMS, issued two convertible loan promissory notes to the Carlyle Entities for total consideration of US$5.0 million. The proceeds from the issuance of the convertible loan promissory notes were primarily used to fund the growth of OMS. On April 3, 2008, pursuant to the Series A Preferred Shares Subscription Agreement dated as of February 5, 2008, as amended on April 2, 2008 and on October 20, 2008, we issued a total of 81,952 Series A contingently redeemable convertible preferred shares to the Carlyle Entities and CICC Sun Company Limited for total consideration of US$10.0 million and the conversion of the two convertible loan promissory notes issued to the Carlyle Entities by OMS on November 16, 2007 plus accrued interest. The proceeds from the issuance of Series A contingently redeemable convertible preferred shares were primarily used to fund our growth. Also, on June 18, 2008, we re-designated 756,500 ordinary shares as 7,565 Series A contingently redeemable convertible preferred shares, which were transferred by Notable Enterprise Limited, a British Virgin Islands company controlled by Ms. Bona Lau, to the CICC Sun Company Limited as part of the issuance of our Series A contingently redeemable convertible preferred shares.

On April 10, 2008, pursuant to the Convertible Loan Agreement dated as of April 10, 2008, we issued two convertible loan promissory notes to the Carlyle Entities for total consideration of US$20.0 million. On July 30, 2008, we issued a total of 87,425 Series A contingently redeemable convertible preferred shares to the Carlyle Entities as a result of the conversion of the convertible loan promissory notes issued by us on April 10, 2008 plus accrued interest. The proceeds from the issuance of the convertible loan promissory notes were primarily used to fund our growth.

On October 20, 2008, pursuant to the Series B Preferred Shares Subscription Agreement, dated as of October 10, 2008, as amended on October 20, 2008, we issued a total of 233,332 Series B contingently redeemable convertible preferred shares to the Carlyle Entities, Starr Investments Cayman II, Inc. and CICC Sun Company Limited for total consideration of US$60 million. The proceeds from the issuance of Series B contingently redeemable convertible preferred shares were primarily used to fund our growth.

In connection with the issuance of our Series B contingently redeemable convertible preferred shares, certain of our directors and principal shareholders have entered into an agreement to provide each of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc., or the preferred shareholders, with a right to adjust their shareholding in our company based on our results of operations in 2008 and 2009. This performance adjustment provision specifies that in the event our results of operations are less than certain predefined amounts, these directors and principal shareholders will transfer a certain portion of their ordinary shares in our company to the preferred shareholders. As security for this performance adjustment provision, these directors or principal shareholders have pledged a certain percentage of their ordinary shares in our company to the preferred shareholders. The pledged shares will be released after our results of operations for 2009 are determined or upon the occurrence of this offering. On November 6, 2009, pursuant to the share charge agreements, certain of our directors or principal shareholders have transferred an aggregate of 3,493,000 ordinary shares to the preferred shareholders.

Our directors or principal shareholders have also entered into share charge agreements that pledge a certain portion of their ordinary shares to the preferred shareholders against the occurrence of any dispute or litigation in connection with any acquisition by us or our subsidiaries which had been consummated prior to the closing of our issuance of Series B contingently redeemable convertible preferred shares. These share charge agreements will terminate on November 10, 2014 or upon the occurrence of certain other conditions specified in the relevant share charge agreement. See “Principal and Selling Shareholders” for additional information as to the ordinary shares pledged by our directors or principal shareholders. On November 6, 2009, pursuant to the share charge agreements, certain of our directors or principal shareholders have transferred an aggregate of 3,493,000 ordinary shares to the preferred shareholders.

Share Options

On November 17, 2007, OMS, the predecessor of our company, adopted a share option plan, or the OMS option plan, pursuant to which OMS granted to three of its executive directors, Mr. Haifeng Liu, Mr. Jianyu Yang and Mr. Steve Sun, or the OMS grantees, options to purchase a total of up to 25,000,000 ordinary shares, or the OMS share options, to purchase the ordinary shares of OMS at an exercise price of US$0.80 per share, which the board of OMS determined to become vested upon the satisfaction of a number of performance conditions that related to the completion of the OMS reorganization, achievement of net profit target of OMS, and the raising of new financing. The exercise price was the equivalent of US$80.00 per share in our company giving effect to the OMS reorganization and the share exchange from Ascendium to our company at a rate of 10 shares in our company to one share in Ascendium. The OMS share options were exercisable from the date of completion of the 2007 audited consolidated financial statements of OMS to December 31, 2008 and were transferrable to any individuals designated by the OMS grantees.

On August 18, 2008, the board of directors of OMS contemplated that the OMS grantees had achieved certain performance conditions outlined in the OMS option plan. However, as the capital structure of our company had changed at that time such that we had replaced OMS as the ultimate holding company of our subsidiaries, the board of directors of OMS resolved that the OMS option plan would be settled in vested options to purchase 21,184,600 ordinary shares to purchase shares of our company, with each option having an exercise price of US$0.79 exercisable before December 31, 2008. On the same day, two of the OMS grantees, Mr. Jianyu Yang and Mr. Steve Sun, exercised their respective options to purchase an aggregate of 6,355,400 ordinary shares of our company, with total proceeds from such exercise received by us amounting to approximately RMB34.4 million (US$5.0 million). We recorded share-based compensation expense of approximately RMB49.5 million in 2007 related to these options granted, which was recorded in general and administrative expenses. The third OMS grantee, Mr. Haifeng Liu, sold all of his vested options to purchase 14,829,200 ordinary shares of our company to three former directors of China Medstar who are now our directors and executive officers as employment incentive for such directors. The three executive directors subsequently exercised the vested options with total proceeds from such exercise received by us amounting to approximately US$11.7 million. Given the transfer of the OMS share options to the three directors was provided as an employment incentive, we recorded additional share-based compensation expense of approximately RMB4.2 million (US$0.6 million) in 2008, which was recorded in general and administrative expenses.

We have adopted a 2008 share incentive plan on October 16, 2008, which was subsequently amended on November 17, 2009 to increase the number of ordinary shares that may be granted under the plan. We have not granted any options to purchase our ordinary shares under our 2008 share incentive plan.

For additional information as to the issuance of our share options, see “Management — Share Incentive Plans.”

Registration Rights

Pursuant to our current shareholder agreement entered into on October 20, 2008 and as amended on November 17, 2009, we have granted the Carlyle Entities, Starr Investments Cayman II, Inc., CICC Sun Company Limited and Perfect Key Holdings certain registration rights. No later than 181 days after this initial public offering or the expiration of the lock-up agreements entered into in connection with this public offering, whichever date is later, we shall file a shelf registration statement with the SEC covering the resale of all of our registrable securities held by the Carlyle Entities, Starr Investments Cayman II, Inc., CICC Sun Company Limited and Perfect Key Holdings. We shall use our best efforts to cause such shelf registration statement to become effective on or prior to the 180th day following the completion of this initial public offering and to keep such shelf registration statement in effect until all of the registrable securities held by each of the Carlyle Entities, Starr Investments Cayman II, Inc., CICC Sun Company Limited and Perfect Key Holdings have been resold. We shall pay all registration expenses incurred in connection with the foregoing.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest           in ordinary share which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes that you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by laws of the State of New York.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

Rights to receive additional shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with this offering) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. In the case of certificated ADSs, delivery will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct.

The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1) amend the form of ADR;

(2) distribute additional or amended ADRs;

(3) distribute cash, securities or other property it has received in connection with such actions;

(4) sell any securities or property received and distribute the proceeds as cash; or

(5) none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, The People’s Republic of China (including the Hong Kong Special Administrative Region, the People’s Republic of China) or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability.

Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs. Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have             outstanding ADSs representing approximately            % of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Our directors, executive officers and all existing shareholders have signed lock-up agreements under which they have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances described in “Underwriting”. After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act, or Rule 144, or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10.0% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1.0% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately shares immediately after this offering, or shares if the underwriters exercise their option to purchase additional ADSs in full; and

•	the average weekly trading volume of our ADSs on the during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in “brokers’ transactions” as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transactions as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also shall be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their shares satisfying the requirements of Rule 701 under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following are the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent the discussion relates to matters of Cayman Islands tax law, it constitutes the opinion of Walkers, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The new EIT law and its implementation regulation impose a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their non-PRC enterprise shareholders except with respect to any such non-PRC enterprise shareholder whose jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and assets of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. We do not currently consider our company to be a PRC resident enterprise. However, if the Chinese tax authorities disagree with our assessment and determine that we are a PRC resident enterprise, we may be subject to a 25% enterprise income tax on our global income.

Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Ascendium, Cyber Medical and OMS, our equity interests in our PRC subsidiaries. Our business operations are principally conducted through PRC subsidiaries. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to the 10% income tax if we are considered as “non-resident enterprises” under the EIT Law. Under the EIT law, the Notice 112, which was issued on January 29, 2008 and the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a 10%

withholding tax or a 5% withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Under the existing implementation rules of the EIT Law, it is unclear what will constitute income derived from sources within the PRC. Accordingly dividends paid by us to our non-PRC resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC income tax.

Similarly, any gain realized on the transfer of our ADSs or ordinary shares by our non-PRC resident enterprise ADS holders and ordinary shareholders may also be subject to the 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own more than 10% of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend (as discussed above).

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Based on United States Treasury Department guidance, we expect that our ADSs (which we have applied to list on the NYSE), but not our ordinary shares, will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Moreover, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011 if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares (see discussion under “Taxation — People’s Republic of China Taxation”). However, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2009, and we do not expect to become one in the future, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs or ordinary shares may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011 if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because we have applied to list the ADSs on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that we have applied to list only the ADSs, and not the ordinary shares, on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “ — Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and to the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Number of
Name	ADSs
Morgan Stanley & Co. International plc
J.P. Morgan Securities Inc.
China International Capital Corporation Hong Kong Securities Limited

Total

The underwriters are collectively referred to as the “underwriters.” The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Morgan Stanley & Co. International plc and China International Capital Corporation Hong Kong Securities Limited will offer the ADSs in the United States through their registered broker-dealers in the United States.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$   per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of      additional ADSs at the public offering price of US$   per ADS, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$   , the total underwriters’ discounts and commissions would be US$   and the total proceeds to us (before expenses) would be US$   . We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

The table below shows the per ADS and total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us	US$	US$
Total by the selling shareholders	US$	US$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$      million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, the NYSE listing fee, and printing, legal, accounting and miscellaneous expenses.

We have applied for approval for listing the ADSs on the NYSE under the symbol “CCM.”

We have agreed that, without the prior written consent of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8).

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	ADSs to be sold by us to the underwriters in the offering;

•	transactions by the selling shareholders relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of ordinary shares, ADSs or other securities acquired in such open market transactions;

•	the issuance by us of ordinary shares issuable upon the exercise of an option or warrant or the conversion of any outstanding securities, provided that such recipients shall agree in writing to be subject to the restrictions described above; or

•	the grant or issuance by us of options, shares, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under our equity plans and the shares or other securities issued upon exercise or conversion of any of the foregoing, provided that such recipients shall agree in writing to be subject to the restrictions described above.

Each of our directors, executive officers and existing shareholders has agreed that, without the prior written consent of the underwriters, such director, officer, or shareholder will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph generally do not apply to:

•	the ordinary shares as represented by the ADSs to be sold in this offering;

•	transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act will be required or will be voluntarily made in connection with subsequent sales of ordinary shares, ADSs or other securities acquired in such open market transactions;

•	the exercise of rights to acquire ordinary shares, ADSs or other securities of our company issued pursuant to any of our share option or similar equity incentive or compensation plan for the issuance of share options or equity grants, provided that, in each case, such plan is in effect as of the date of and disclosed in the prospectus, and that any subsequent sale, transfer or disposition of any securities issued upon exercise of such equity incentive grants should be subject to the restrictions described above;

•	transfers of our ordinary shares or ADSs to shareholders who are our existing shareholders prior to the offering or partners, members, stockholders or affiliates (as defined in Rule 12b-2 of the Exchange Act) of such existing shareholders, provided that each transferee should agree in writing to be subject to the restrictions described above, and that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares or ADSs will be required or will be voluntarily made during the applicable lock-up period;

•	transfers of our ordinary shares, ADSs or any security convertible into our ordinary shares or ADSs (i) to an immediate family member or a trust formed for the benefit of an immediate family member, (ii) as a bona fide gift or (iii) through will or intestacy, provided that each transferee or donee should agree in writing to be subject to the restrictions described above, and that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of our ordinary shares or ADSs will be required or will be voluntarily made during the applicable lock-up period;

•	transfers or distributions of our ordinary shares, ADSs or any security convertible into our ordinary shares or ADSs to partners, members, stockholders or affiliates, provided that each transferee or distributee should agree in writing to be subject to the restrictions described above, and that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of our ordinary shares or ADSs should be required or should be voluntarily made during the applicable lock-up period; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the sale of our ordinary shares or ADSs, provided that such plan does not provide for the transfer of our ordinary shares or ADSs during the applicable lock-up period.

The foregoing lock-up period will be extended under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless the extension is waived in writing by the underwriters.

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over- allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us, our officers or our directors for which they have received or will receive customary fees and commissions. The CICC Sun Company Limited, which is a major shareholder of our company, is an affiliate of China International Capital Corporation Hong Kong Securities Limited, one of the underwriters for this offering.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments that the underwriters may be required to make for these liabilities.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to      ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the ADSs to such persons. Any sales to these persons will be made by Morgan Stanley & Co. International plc through a directed share program. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of J.P. Morgan Securities Inc. is 383 Madison Avenue, New York, New York 10179, United States of America. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Center, 1 Harbour View Street, Central, Hong Kong, People’s Republic of China.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the

ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

(d)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.  An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Japan.  The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong.  Our ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

Singapore.  This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Cayman Islands.  This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

People’s Republic of China.  This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$	5,580
NYSE listing fee
Financial Industry Regulatory Authority Inc. filing fee		10,500
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

LEGAL MATTERS

Certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by O’Melveny & Myers LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng Attorneys At Law and for the underwriters by Commerce & Finance Law Offices. Simpson Thacher & Bartlett LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng Attorneys At Law with respect to matters governed by PRC law. O’Melveny & Myers LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Concord Medical Services Holdings Limited (successor company) at December 31, 2007 and 2008, for the period from September 10, 2007 to December 31, 2007 and for the year ended December 31, 2008, Our Medical Services Limited and its subsidiaries (predecessor company) for the period from January 1, 2007 to October 30, 2007, and China Medstar Limited as of December 31, 2007 and July 31, 2008 and for the year and the seven months period then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming are located at 21/F China Resources Building, No. 5001 Shennan Dong Road, Shenzhen 518001, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-3
Consolidated Statement of Operations for the period from January 1, 2007 to October 30, 2007 for Our Medical Services Limited and its subsidiaries (predecessor)	F-5
Consolidated Statements of Operations for the period from September 10, 2007 to December 31, 2007 and for the year ended December 31, 2008 for Concord Medical Services Holdings Limited (successor)	F-5
Consolidated Statement of Cash Flows for the period from January 1, 2007 to October 30, 2007 for Our Medical Services Limited and its subsidiaries (predecessor)	F-7
Consolidated Statements of Cash Flows for the period from September 10, 2007 to December 31, 2007 and for the year ended December 31, 2008 for Concord Medical Services Holdings Limited (successor)	F-7
Consolidated Statement of Changes in Shareholders’ Equity for the period from January 1, 2007 to October 30, 2007 for Our Medical Services Limited and its subsidiaries (predecessor)	F-9
Consolidated Statements of Changes in Shareholders’ Equity for the period from September 10, 2007 to December 31, 2007 and for the year ended December 31, 2008 for Concord Medical Services Holdings Limited (successor)
F-9
Notes to the Consolidated Financial Statements for the years ended December 31, 2007 and 2008	F-10

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as at December 31, 2008 and September 30, 2009	F-52
Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2008 and 2009	F-54
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and 2009	F-56
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2008 and the nine months ended September 30, 2008 and 2009	F-58
Notes to Unaudited Condensed Consolidated Financial Statements	F-59

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Concord Medical Services Holdings Limited (successor company) and Our Medical Services Limited (predecessor company):

We have audited the accompanying consolidated balance sheets of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the period from September 10, 2007 to December 31, 2007 and for the year ended December 31, 2008. We have also audited the consolidated statements of operations, cash flows, and changes in shareholders’ equity of Our Medical Services Limited and its subsidiaries (predecessor company) for the period from January 1, 2007 to October 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements of the successor company referred to above present fairly, in all material respects, the financial position of Concord Medical Services Holdings Limited and its subsidiaries as of December 31, 2007 and 2008 and the results of their operations and cash flows for the period from September 10, 2007 to December 31, 2007 and for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the predecessor company’s financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Our Medical Services Limited and its subsidiaries for the period from January 1, 2007 to October 30, 2007 in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young Hua Ming
Shenzhen, the People’s Republic of China
October 16, 2009
except for Note 26, as to which the date is,
November 17, 2009

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”) except for number of shares)

		As at December 31,			Pro Forma as at December 31,
	Note	2007	2008	2008	2008	2008
		(successor)			(successor)
		RMB	RMB	US$	RMB	US$
					(unaudited)
					(Note 2)

ASSETS
Current Assets:
Cash		39,792	353,991	51,858	343,204	50,278
Accounts receivable (net of allowance of RMB3,808, RMB3,830 (US$561), for 2007 and 2008, respectively)	5	19,010	92,772	13,591
Prepayment and other current assets	6	6,132	43,566	6,382
Deferred tax assets, current portion	17	1,201	2,649	388

Total Current Assets		66,135	492,978	72,219
Non-current assets:
Property, plant and equipment, net	7	54,703	349,121	51,144
Goodwill	4, 8	259,282	300,163	43,972
Acquired intangible assets, net	8	129,998	181,838	26,638
Deposits for non-current assets	9, 20	25,365	167,200	24,494
Deferred tax assets, non-current portion	17	—	12,650	1,853
Other non-current assets		7,540	10,445	1,530

Total assets		543,023	1,514,395	221,850

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term bank borrowing	10	—	20,800	3,047
Long-term bank borrowings, current portion	10	—	39,840	5,836
Accounts payable		—	9,741	1,427
Accrual for purchase of property, plant and equipment		10,000	1,881	276
Obligations under capital leases, current portion	12	5,660	3,719	545
Accrued expenses and other liabilities	11	21,979	42,444	6,218
Income tax payable		7,033	17,041	2,496
Deferred revenue, current portion		—	12,656	1,854
Payable for acquisition of a subsidiary and business components	4	—	28,016	4,104
Dividends payable	14	—	10,788	1,580	—	—
Amounts due to related parties	20	43,700	3,607	529

Total current liabilities		88,372	190,533	27,912

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”) except for number of shares)

		As at December 31,			Pro Forma as at December 31,
	Note	2007	2008	2008	2008	2008
		(successor)			(successor)
		RMB	RMB	US$	RMB	US$
					(unaudited)
					(Note 2)

Non-Current Liabilities:
Long-term bank borrowings, non-current portion	10	—	52,120	7,636
Deferred revenue, non-current portion		5,524	6,314	925
Obligations under capitalized leases, non-current portion	12	1,631	11,656	1,707
Lease deposit		—	3,215	471
Deferred tax liabilities, non-current portion	17	15,765	20,078	2,941
Convertible notes	13	36,853	—	—

Total liabilities		148,145	283,916	41,592

Commitments and contingencies	22
Series A contingently redeemable convertible preferred shares (par value of US$0.01 per share; Authorized — nil and 200,000 shares as at December 31, 2007 and 2008, respectively; Issued and outstanding — nil and 176,942 shares as at December 31, 2007 and 2008, respectively; pro forma nil (unaudited). As at December 31, 2008, aggregate liquidation preference and redemption amounts were US$54,573 and US$38,147, respectively (2007-nil))	14	—	254,358	37,262	—	—
Series B contingently redeemable convertible preferred shares (par value of US$0.01 per share; Authorized — nil and 300,000 shares as at December 31, 2007 and 2008, respectively; Issued and outstanding — nil and 233,332 shares as at December 31, 2007 and 2008, respectively; pro forma nil (unaudited). As at December 31, 2008, aggregate liquidation preference and redemption amounts were US$90,583 and US$61,390, respectively (2007-nil))	14	—	411,101	60,224	—	—
Shareholders’ Equity:
Ordinary shares (par value of US$0.0001 per share at December 31, 2007 and 2008; Authorized — 450,000,000 shares at December 31, 2007 and 2008; Issued and outstanding — 50,000,000 and 70,428,100 shares at December 31, 2007 and 2008, respectively, 111,455,500 shares for pro forma (unaudited))	15	41	55	8	83	12
Additional paid-in capital		443,016	1,113,150	163,070	1,778,581	260,552
Accumulated other comprehensive (loss) income		147	(3,822)	(560)	(3,822)	(560)
Accumulated deficit		(48,326)	(544,363)	(79,746)	(544,363)	(79,746)

Total shareholders’ equity		394,878	565,020	82,772	1,230,479	180,258

Total liabilities and shareholders’ equity		543,023	1,514,395	221,850

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		January 1, 2007	September 10, 2007
		to	to
	Notes	October 30, 2007	December 31, 2007	For the Year Ended December 31, 2008
				(Successor)
		(Predecessor)	(Successor)
		RMB	RMB	RMB	US$

Revenues, Net of Business Tax, Value-Added Tax and Related Surcharges:
Lease and management services		63,082	13,001	155,061	22,716
Management services		4,340	982	12,677	1,857
Other, net		—	—	4,051	593

Total net revenues		67,422	13,983	171,789	25,166

Cost of Revenues:
Lease and management services		(20,396)	(1,908)	(25,046)	(3,669)
Amortization of acquired intangibles		—	(2,002)	(20,497)	(3,003)
Management services		(20)	(4)	(54)	(8)

Total cost of revenues		(20,416)	(3,914)	(45,597)	(6,680)

Gross profit		47,006	10,069	126,192	18,486
Operating Expenses:
Selling expenses		(1,601)	(757)	(5,497)	(805)
General and administrative expenses		(8,467)	(57,171)	(18,869)	(2,764)

Operating income (loss)		36,938	(47,859)	101,826	14,917
Interest expense (including related party amounts of RMB8, RMB96 and RMB2,991 (US$438) for the period from January 1 to October 30, 2007 (predecessor), September 10 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor), respectively)	20	(954)	(279)	(7,455)	(1,092)
Change in fair value of convertible notes	13	—	(341)	(464)	(68)
Foreign exchange loss		—	(4)	(325)	(48)
(Loss) gain from disposal of equipment		(1,555)	(25)	658	96
Interest income		15	—	430	63
Other income	18	—	—	7,734	1,133

Income (loss) before income taxes		34,444	(48,508)	102,404	15,001
Income tax (expense) benefit	17	(15,014)	182	(23,335)	(3,418)

Net income (loss)		19,430	(48,326)	79,069	11,583

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		January 1, 2007	September 10, 2007
		to	to
	Notes	October 30, 2007	December 31, 2007	For the Year Ended December 31, 2008
				(Successor)
		(Predecessor)	(Successor)
		RMB	RMB	RMB	US$
Accretion of Series A contingently redeemable convertible preferred shares	14	—	—	(270,343)	(39,604)
Accretion of Series B contingently redeemable convertible preferred shares	14	—	—	(304,763)	(44,646)
Net income (loss) attributable to ordinary shareholders		19,430	(48,326)	(496,037)	(72,667)

Income (loss) per share
Basic and diluted	24	0.39	(0.97)	(8.63)	(1.26)

Weighted Average Number of Ordinary Shares Outstanding:
Basic and diluted shares	24	50,000,000	50,000,000	57,481,400	57,481,400

Pro forma loss per share
Basic and diluted on an as converted basis (unaudited)	24			(4.87)	(0.71)

Weighted average number of ordinary shares outstanding used in computation of:
Pro forma basic and diluted on an as converted basis (unaudited)	24			98,508,800	98,508,800

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	January 1, 2007 to	September 10, 2007 to	For the Year Ended
	October 30, 2007	December 31, 2007	December 31, 2008
			(successor)
	(predecessor)	(successor)
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	19,430	(48,326)	79,069	11,583
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Share-based compensation	—	49,526	4,215	617
Imputed interest on amounts due to related parties (note 20)	8	96	2,991	438
Depreciation of property, plant and equipment	17,906	1,084	17,629	2,583
Amortization of acquired intangible assets	—	2,002	20,497	3,003
Loss (gain) on disposal of equipment	1,555	25	(658)	(96)
Deferred tax expense (benefit)	9,472	(1,608)	(5,080)	(744)
Change in fair value of convertible notes		341	464	68
Interest expense	—	—	895	131
Changes in operating assets and liabilities:
Increase in accounts receivable	(5,416)	(2,771)	(19,283)	(2,825)
Increase (decrease) in prepayments and other current assets	(4,782)	2,723	(23,043)	(3,376)
Increase in deposits for non-current assets	(280)	—	(621)	(91)
Decrease in accounts payable	—	—	(20,221)	(2,962)
Increase (decrease) in accrued expenses and other liabilities	4,095	2,049	(13,709)	(2,008)
Decrease in deferred revenue	—	—	(1,666)	(244)
Decrease in lease deposit	—	—	30	4
Increase in income tax payable	2,605	962	5,265	771

Net cash generated from operating activities	44,593	6,103	46,774	6,852

CASH FLOWS FROM INVESTING ACTIVITIES
Payment under arrangement with Chang’an Hospital (note 25)	—	—	(20,821)	(3,050)
Acquisitions, net of cash acquired (note 4)	—	—	(231,481)	(33,911)
Acquisition of property, plant and equipment	(43,398)	(22,466)	(31,575)	(4,625)
Deposits for the purchase of non-current assets	(13,031)	(13,573)	(95,110)	(13,933)
Proceeds from disposal of property, plant and equipment	5,977	5,598	2,616	383

Net cash used in investing activities	(50,452)	(30,441)	(376,371)	(55,136)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	January 1, 2007 to	September 10, 2007 to	For the Year Ended
	October 30, 2007	December 31, 2007	December 31, 2008
			(successor)
	(predecessor)	(successor)
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible notes	—	36,523	140,241	20,545
Proceeds from issuance of Series A contingently redeemable convertible preferred shares (net of paid issuance costs of RMB2,449)	—	—	67,671	9,913
Proceeds from issuance of Series B contingently redeemable convertible preferred shares (net of paid issuance costs of RMB5,664)	—	—	405,331	59,379
Proceeds from short-term bank borrowings	—	—	20,800	3,047
Proceeds from long-term bank borrowings	—	—	7,460	1,093
Repayment of obligations under capitalized leases	(786)	(5,698)	(5,525)	(809)
Repayment of long-term bank borrowings	—	—	(37,890)	(5,551)
Repayment of short-term bank borrowings	—	—	(21,500)	(3,150)
Proceeds from exercise of share options	—	—	114,606	16,789
Increase (decrease) in amounts due to related parties	6,806	32,400	(41,700)	(6,109)

Net cash generated from financing activities	6,020	63,225	649,494	95,147

Exchange rate effect on cash	—	138	(5,698)	(834)

Net increase in cash	161	39,025	314,199	46,029
Cash at beginning of period	606	767	39,792	5,829

Cash at end of period	767	39,792	353,991	51,858

Supplemental schedule of cash flows information:
Income tax paid	(737)	—	(11,688)	(1,712)
Interest paid	(946)	(184)	(3,538)	(518)
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	—	1,961	50,601	7,413
Acquisition of property, plant and equipment under capitalized lease	—	—	14,520	2,127
Conversion of convertible notes into Series A contingently redeemable convertible preferred shares	—	—	176,082	25,795

The accompanying notes are an integral part of the consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)

				Accumulated	Retained
	Number of		Additional	Other	Earnings	Total
	Ordinary	Ordinary	Paid-in	Comprehensive	(Cumulative	Shareholders’
	Shares	Shares	Capital	Income(loss)	Deficit)	Equity

Predecessor — Our Medical Services, Limited		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007	50,000,000	41	45,779	—	88,444	134,264
Comprehensive income
Net income	—	—	—	—	19,430	19,430
Imputed interest on related parties’ loan (note 20)	—	—	8	—	—	8

Balance as of October 30, 2007	50,000,000	41	45,787	—	107,874	153,702

Successor — Concord Medical Services Holdings, Limited
Reorganization (note 1)	—	—	347,607	—	(107,874)	239,733
Comprehensive income
Net loss	—	—	—	—	(48,326)	(48,326)
Foreign currency translation adjustments	—	—	—	147	—	147

Total comprehensive income	—	—	—	—	—	(48,179)
Imputed interest on related parties’ loan (note 20)	—	—	96	—	—	96
Share-based compensation	—	—	49,526	—	—	49,526

Balance as of December 31, 2007	50,000,000	41	443,016	147	(48,326)	394,878

Comprehensive income
Net income	—	—	—	—	79,069	79,069
Foreign currency translation adjustments	—	—	—	(3,969)	—	(3,969)

Total comprehensive income	—	—	—	—	—	75,100
Imputed interest on related parties’ loan (note 20)	—	—	2,991	—	—	2,991
Exercise of share options	21,184,600	15	114,591	—	—	114,606
Redesignation of 756,500 ordinary shares to Series A contingently redeemable convertible preferred shares (note 15)	(756,500)	(1)	1	—	—	—
Share-based compensation	—	—	4,215	—	—	4,215
Recognition of beneficial conversion feature upon issuance of Series A contingently redeemable convertible preferred shares	—	—	253,317	—	—	253,317
Recognition of beneficial conversion feature upon issuance of Series B contingently redeemable convertible preferred shares	—	—	295,019	—	—	295,019
Accretion of Series A contingently redeemable convertible preferred shares (note 14)	—	—	—	—	(270,343)	(270,343)
Accretion of Series B contingently redeemable convertible preferred shares (note 14)	—	—	—	—	(304,763)	(304,763)

Balance as of December 31, 2008	70,428,100	55	1,113,150	(3,822)	(544,363)	565,020

Balance as of December 31, 2008, in US$		8	163,070	(560)	(79,746)	82,772

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)

1.	ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries, including Ascendium Group Limited (“Ascendium”), China Medical Services Holdings Limited (“CMS Holdings”), Our Medical Services Limited (“OMS”), China Medstar Pte Limited (“China Medstar”), Cyber Medical Networks Limited (“Cyber”), CMS Hospital Management Co., Ltd. (“CHM”), Shenzhen Aohua Medical Services Co., Ltd (“AMS”), Shenzhen Aohua Medical Leasing & Services Limited (“AML”), Medstar (Shanghai) Leasing Co., Ltd. (“MSC”) and Beijing Xing Heng Feng Medical Technology Co., Ltd. (“XHF”). The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment and the provision of management services to hospitals located in the People’s Republic of China (“PRC”). The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2008 are as follows:

			Percentage of
	Date of	Place of	Ownership by the
Company	Establishment	Establishment	Company	Principal Activities

Ascendium	September 10, 2007	BVI	100%	Investment Holding
OMS	August 22, 1996	BVI	100%	Investment Holding
China Medstar	August 8, 2003	Singapore	100%	Investment Holding
Cyber	May 26, 2006	Hong Kong	100%	Investment Holding
CMS Holdings	July 18, 2008	Hong Kong	100%	Investment Holding
AMS	July 23, 1997	PRC	100%	Leasing of medical equipment and provision of management services
AML	February 21, 2008	PRC	100%	Leasing of medical equipment and provision of management services
MSC	March 21, 2003	PRC	100%	Leasing and sales of medical equipment, provision of management services
CHM	July 23, 2008	PRC	100%	Provision of management services
XHF	July 26, 2007	PRC	100%	Provision of management services

Prior to October 30, 2007, OMS was owned by a group of individuals (the “OMS Individual Shareholders”) through two intermediate investment holding companies (“IIHC”), there was no ultimate controlling shareholder of OMS in accordance with EITF Issue No. 02-5, “Definition of ‘Common Control’ in Relation to FASB Statement No. 141” (“SFAS 141”). OMS together with AMS, OMS’ wholly owned subsidiary, were the predecessors of the Group and operated the business of the Group prior to the reorganization on October 30, 2007 (the “Reorganization”).

Ascendium is a limited liability company that was incorporated in the British Virgin Islands (the “BVI”) on September 10, 2007. The Reorganization agreement provided that Ascendium (a shell company owned by a nominee shareholder prior to the Reorganization), upon completion of the Reorganization, be owned by a group of individuals (“Ascendium’s shareholders”), who as a group are substantively different than the shareholders of the IIHC (IIHC directly owned 100% of OMS prior to October 30, 2007). In accordance with the Reorganization agreement, Ascendium’s shareholders acquired 100% ownership in OMS in exchange for issuing Ascendium shares to a portion of the IIHC shareholders. The agreement also provided for the settlement of certain unspecified obligations amongst the IIHC shareholders and IIHC. The majority of Ascendium’s shareholdings was acquired by a number of indirect shareholders of OMS, however because there was no controlling shareholder and the differences in shareholders is substantive, Ascendium accounted for the acquisition of 100% of OMS. The aggregate

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

purchase price for the acquisition on October 30, 2007 was determined to be RMB393,435 (US$57,636), which represents the fair value of the Ascendium shares issued as consideration. The following table presents the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed, which were determined by the Group with the assistance of American Appraisal China (“American Appraisal”) Limited, an independent valuation firm. The total purchase price was allocated to OMS’s tangible and identifiable intangible assets and liabilities based on their estimated fair values as of October 30, 2007 as set forth below:

	RMB	US$

Goodwill	259,282	37,983
Current assets	37,253	5,458
Property, plant and equipment	53,786	7,879
Other intangible assets- customer relationships and operating leases	132,000	19,337
Deposit for property, plant and equipment	13,753	2,015
Deferred tax assets, non-current portion	41,199	6,035
Deferred tax liabilities, non-current portion	(58,792)	(8,612)
Other non-current assets	7,538	1,104
Liabilities assumed	(92,584)	(13,563)

Total consideration	393,435	57,636

The Company was incorporated under the law of the Cayman Islands on November 27, 2007. On March 7, 2008, all the then existing shareholders of Ascendium exchanged their respective shares of Ascendium for shares of the Company at a ratio of 10 shares in the Company in return for each share in Ascendium. As a result, Ascendium became the wholly-owned subsidiary of the Company.

On July 31, 2008, the Group acquired 100% of the equity interest in China Medstar. On October 28, 2008, the Group consummated 100% of the equity interest in XHF. The acquisitions were accounted for using the purchase method of accounting pursuant to Statement of Financial Accounting Standards (the “SFAS”) No. 141 “Business Combinations” (“SFAS 141”). The acquired assets and liabilities of China Medstar and XHF were recorded at estimated fair values on their respective acquisition dates.

Shenzhen Aohua Medical Services (“AMS”) was incorporated by OMS on July 23, 1997 and OMS contributed RMB4.8 million representing 90% equity interest in AMS. Since the incorporation of AMS, 10% of its equity interest was held by two third party nominees who acted as the custodians of such equity interest. The two nominees did not maintain their required capital contributions at any time subsequent to the incorporation of AMS. In December 2007, the Group entered into an agreement with the two nominees to obtain title of their 10% equity interest. The two nominees agreed to complete all legal procedures required to effect legal transfer of the shares to OMS in return for a fee of RMB 4.2 million. The transfer of the 10% equity interest in AMS was on June 10, 2009 upon approval by the Shenzhen Industrial and Commercial Administration Bureau, and the Group paid the Minority Shareholders the 4.2 million fee.

Due to the two nominees failure to complete their capital injection obligations as required by PRC Company Law, it is in the Company’s view that the two nominees never possessed any ordinary shareholding rights, including dividend or voting rights. Consequently, OMS effectively controlled 100% of the equity of AMS prior to the legal reacquisition of shares subsequent to December 31, 2008. As such, the Group’s consolidated financial statements do not present a minority interest for the financial statement periods presented.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation, revenue recognition, allowance for doubtful accounts, useful lives of property, plant and equipment and acquired intangible assets, realization of deferred tax assets, share-based compensation expense, and the valuation of the Company’s acquired tangible and intangible assets and liabilities and ordinary shares, Series A and B contingently redeemable convertible preferred shares and convertible notes. Actual results could materially differ from those estimates.

The Predecessor financial information is presented on the historical basis of accounting compared to the Successor financial information, which reflects the fair value of the net assets acquired on the date of the Reorganization rather than their historical cost.

The financial position, results of operations, statement of cash flows and related disclosures for periods prior to October 30, 2007, the effective date of the Reorganization are presented as those of the “Predecessor”. The financial position, results of operations, statement of cash flows and related disclosures subsequent to October 30, 2007 (September 10, 2007 — December 31, 2007) are presented as those of the “Successor”, which was a shell company prior to October 30, 2007. The consolidated financial statements of the Successor as of December 31, 2007 and for the period from September 10, 2007 reflect the new basis of accounting in accordance with SFAS 141. Accordingly, the fair value of net assets as of October 30, 2007 have been recorded in the financial statements for the period commencing on September 10, 2007. The consolidated financial statements of the Predecessor are presented using the Company’s historic basis of accounting. Therefore, the results of the Successor are not comparable to the results of the Predecessor due to the difference in the new basis of presentation.

Principles of Consolidation

The consolidated financial statements of the group include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign Currency Translation and Transactions

The Company’s PRC subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of SFAS 52, “Foreign Currency Translation”. The Company uses the RMB as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. Functional currency of the Company and its subsidiaries, Ascendium, CMS Holdings, OMS, Cyber and China Medstar, is the United States dollar (“US$”).

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

Convenience translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8262 to US$1.00 on September 30, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash

Cash consists of cash deposits, which are unrestricted as to withdrawal and use.

Accounts receivable and allowance for doubtful accounts

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Leases

In accordance with SFAS 13 “Accounting for Leases” (“SFAS 13”), leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out below under property, plant and equipment.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value

Medical equipment*	Shorter of customer contract or 6-20 years	—
Electronic and office equipment	5 years	5-10%
Motor vehicles	5 years	5-10%
Leasehold improvement	shorter of lease term or 5 years	—

*	The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized over the shorter of customer contract or the useful life of the asset which ranges from 6-20 years.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Cost incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets on completion. Total interest costs incurred and capitalized

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

during the period from January 1 to October 30, 2007 (predecessor), the period from September 10, 2007 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor) amounted to approximately nil, nil and RMB2,179 (US$319), respectively.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill and acquisition related intangible assets outstanding at December 31, 2007 and 2008 were related to the Company’s Reorganization, and acquisition of China Medstar, XHF and other businesses (see notes 1 and 4). In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142), goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present. An impairment loss must be measured if the sum of the expected future undiscounted cash flows from the use and eventual disposition of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book value of the asset and their estimated fair value. The Company determined it has one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charges.

Acquired Intangible Assets, net

Acquired intangible assets relate to customer relationships and operating leases that are not considered to have an indefinite useful life. These intangible assets are amortized on a straight line basis over the economic life. The customer relationship assets relate to the ability to sell existing and future versions of products to existing customers and has been estimated using the income method. Operating leases relate to favorable operating lease terms based on market conditions that existed on the date of acquisition and are amortized over the term of the leases.

Impairment of Long-Lived Assets and Acquired Intangibles

The Group evaluates its long-lived assets or asset group including acquired intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows. No such impairment charge was recognized for any of the periods presented.

Fair Value of Financial Instruments

The carrying amounts of the Group’s financial instruments, including cash, accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value because of their short maturities. The carrying amounts of the Group’s short-term and long-term bank borrowings bear interest at floating rates and therefore approximate the fair value of these obligations based upon management’s best estimates of interest rates that would be available for similar debt obligations at December 31, 2007 and 2008.

Revenue Recognition

The majority of the Group’s revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with the Company. A lease and management service arrangement will typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospital, and the full-time deployment of a qualified system technician that is responsible for certain management services related to the radiotherapy or diagnostic services being performed the hospital centers’

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

doctors to their patients. To a lesser extent, revenues are generated from stand-alone management service arrangements where a hospital has previously acquired the equipment from the Company or through another vendor or sale of medical equipment.

Revenues arising from sales of medical equipment and services are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred. When the fees associated with an arrangement containing extended payment terms are not considered to be fixed or determinable at the outset of arrangement, revenue is recognized as payments become due, and all of the other criteria above have been met.

The Group is subject to approximately 5% business tax and related surcharges on the revenue earned from provision of leasing and management services. The Group has recognized revenues net of these business taxes and other surcharges. Such business tax and related surcharges for the period from January 1, 2007 to October 30, 2007 (predecessor), September 10, 2007 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor) are approximately RMB428, RMB208 and RMB4,500 (US$659), respectively. In the event that revenue recognition is deferred to a later period, the related business tax and other surcharges and fees are also deferred and will be recognized only upon recognition of the deferred revenue.

Lease and management services

The Group enters into both leases and management service arrangements with independent hospitals consisting of terms that range from 6 to 20 years. Pursuant to these arrangements, the Group receives a percentage of the net profit (“profit share” as defined in the arrangement) of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services determined in accordance with the terms of the arrangement.

Pursuant to EITF 01-8, “Determining Whether an Arrangement Contains a Lease” (“EITF 01-8”) the Group determined that the Lease and management service arrangements contain a lease of medical equipment. The hospital has the ability and right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangement also contains a non-lease deliverable being the management service element. The arrangement consideration should be allocated between the lease element and the non-lease deliverables on a relative fair value basis, however because all of the consideration is earned through the contingent rent feature discussed below, there is no impact of such allocation.

SFAS 13, “Accounting for Leases” (“SFAS 13”) is applied to the lease elements of the arrangement and U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB 104”) is applied to other elements of the arrangement not within the scope of SFAS 13.

The lease rentals and management service receivable under the lease arrangement are based entirely on a profit share formula (“contingent rent feature”). The profitability of the business unit is not only dependent on the medical equipment placed at the hospital, but also the hospital’s ability to manage the costs and appoint doctors and clinical staff to operate the equipment. Certain of the lease and management service arrangements may include a transfer of ownership or bargain purchase option at the end of the lease term. Due to the length of the lease term, the collectability of these minimum lease payments are not considered reasonably predictable and there are also important uncertainties regarding the future costs to be incurred by the Group relating to the arrangement. Given these uncertainties, the Group accounts for all of these lease arrangements as operating leases.

As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, the Group recognizes revenue when a lease payment under the arrangement become fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties to the agreement. Similarly, for the service element of the arrangement, revenue is only considered determinable at the time a payment under the

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

arrangement becomes fixed, i.e. when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when it is determined that the basic criteria, referred to above, have also been met.

Management Services

The Group provides stand-alone management services to certain hospitals which are already in possession of radiotherapy and diagnostic equipment. The fee for the management service arrangement is either based on a contracted percentage of monthly revenue generated by the specified hospital unit (“revenue share”) or in limited instances on a fixed monthly fee. The consideration that is based on a contracted percentage of revenue is recognized when the monthly fees under the arrangement become due, i.e. when the revenue share under the arrangement is determined and agreed upon by both parties to the agreement. Fixed monthly fees are recognized ratably over the service term.

Medical equipment sales

Pursuant to the application of Emerging Issues Task Force Consensus 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent” (“EITF 99-19”), the Group records revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the periods from January 1 to October 30, 2007 (predecessor), September 10 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor), the Company had medical equipment sales, of nil, nil and RMB 1,725, net of 17% value-added tax of approximately nil, nil and RMB863 (US$126) taxes, respectively. Revenue derived from medical equipment sales is recorded under “Other” in the consolidated statements of operations.

Cost relating to lease and management service arrangement

The cost of medical equipment that is leased under an operating lease is included in property, plant and equipment in the balance sheet. The medical equipment is depreciated using the Group’s depreciation policy. The costs of the management service component is recognized as an expense as incurred.

Cost of management services

Costs of management services mainly include the labor costs of technicians and management staff.

Cost of equipment sales

Cost of equipment sales, recorded net against the related revenue, include the cost of the equipment purchased and other direct costs involved in the equipment sales.

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

On January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with FIN 48 is classified in the financial statements as income tax expense.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

In accordance with the provisions of FIN 48, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the “accrued expenses and other liabilities” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

The Group’s employees participate in the Company’s share-based scheme which is more fully discussed in note 19. Share-based awards granted to employees are accounted for under SFAS No. 123(R) “Share-Based Payment” (“SFAS 123(R)”).

In accordance with SFAS 123(R), all grants of share-based awards to employees are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. For share-based awards whose vesting is contingent on performance conditions, their fair value is estimated on the date of grant using an option pricing model. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Income (loss) per Share

Income (loss) per share is computed in accordance with SFAS No. 128, “Earnings per Share”. Basic income (loss) per ordinary share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the contingently redeemable convertible preferred shares are included in the computation of diluted income (loss) per ordinary share on an “if-converted” basis when the impact is dilutive. The dilutive effect of outstanding share-based awards is reflected in the diluted income (loss) per share by application of the treasury stock method. Two-Class Method prescribed under EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, is used to calculate income (loss) per share data for preferred shares that are participating securities in the event the Group has reportable net income.

Unaudited Pro Forma Shareholders’ Equity

If an initial public offering is completed, all of the Series A and Series B contingently redeemable convertible preferred shares outstanding will automatically convert into ordinary shares and all accrued but unpaid 5% fixed dividend attributable to preferred share holders will be paid immediately. Unaudited pro forma shareholders’ equity as of December 31, 2008, as adjusted for the assumed conversion of the contingently redeemable convertible preferred shares and payment of the accrued but unpaid fixed dividend attributable to preferred shareholders, is set forth on the

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

consolidated balance sheets. Unaudited pro forma income (loss) per share for year ended December 31, 2008, as adjusted for the assumed conversion of the contingently redeemable convertible preferred shares as of January 1, 2008, is set forth on the consolidated statements of operations (see note 24).

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 “Reporting Comprehensive Income” requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the statement of changes in shareholders’ equity.

Recent Accounting Pronouncements

On December 4, 2007 the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). This Statement will apply to all transactions in which an entity obtains control of one or more other businesses. In general, SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed in the transaction; establishes the acquisition date as the fair value measurement point; and modifies the disclosure requirements. Additionally, it changes the accounting treatment for transaction costs, acquired contingent arrangements, in-process research and development, restructuring costs, changes in deferred tax asset valuation allowances as a result of business combination, and changes in income tax uncertainties after the acquisition date. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. However, accounting for changes in valuation allowances for acquired deferred tax assets and the resolution of uncertain tax positions for prior business combinations will impact tax expense instead of impacting goodwill. The Group is currently assessing the impact, if any, that the adoption of SFAS 141(R) will have on its consolidated financial statements.

On December 4, 2007 the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the statement of operations. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and will be applied prospectively with the exception of the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. Earlier adoption is prohibited. The Company is currently assessing the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

and interim periods beginning after November 15, 2008, with early application encouraged. The Group is currently assessing the impact, if any, that the adoption of SFAS No. 161 will have on its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets,” and requires enhanced disclosures relating to: (a) the entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset; (b) in the period of acquisition or renewal, the weighted-average period prior to the next renewal or extension (both explicit and implicit), by major intangible asset class; and (c) for an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period for which a statement of financial position is presented, by major intangible asset class. FSP FAS 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Group is currently evaluating the impact that FSP FAS 142-3 will have on the consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162.” The FASB Accounting Standards Codificationtm (Codification) will become the source of authoritative United States GAAP recognized by the FASB to be applied by nongovernmental entities. This Statement and the Codification will not change GAAP. This Statement is effective for interim and annual periods ending after September 15, 2009. The Codification will not change GAAP and therefore should not impact the Group’s consolidated financial statements.

In April 2009, the FASB issued Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. The Group is currently evaluating the impact that FSP FAS 157-4 will have on the consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“SFAS 165”). SFAS 165 names the two types of subsequent events either as recognized subsequent events or non-recognized subsequent events and modifies the definition of subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. The statement also requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. SFAS 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company does not believe that the application of SFAS 165 will have a material impact on the Company’s consolidated financial statements.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and accounts receivable. As of December 31, 2008, substantially all of the Group’s cash was deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from hospitals in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

monitoring of outstanding balances. As of December 31, 2007 and 2008, the Company had deposits with and receivables due from one of its customers (see note 9).

Concentration of customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 62% for the period from January 1, 2007 to October 30, 2007 (predecessor), 65% for the period from September 10, 2007 to December 31, 2007 (successor) and 38% for the year ended December 31, 2008 (successor). The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However, arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the contingent fees received based on variables the Group does not control, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’ revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s medical equipment are sourced from its three largest suppliers who collectively accounted for 100% of the total medical equipment purchases of the Group for the period from January 1, 2007 to October 30, 2007 (predecessor), 100% for the period from September 10, 2007 to December 31, 2007 (successor) and 96% of the total medical equipment purchases of the Group for the year ended December 31, 2008 (successor). Failure to develop or maintain the relationships with these suppliers may cause the Group to identify other suppliers in order to expand its business with new hospitals. Any disruption in the supply of the medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

A medical-related business is subject to significant restrictions under current PRC laws and regulations. Currently, the Group conducts its operations in China through contractual arrangements entered into with hospitals in the PRC. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

4.	ACQUISITIONS

Acquisition of China Medstar

China Medstar was a publicly listed company on the Alternative Investment Market (the “AIM”) of the London Stock Exchange in the United Kingdom. Consistent with the Company’s business, MSC, the wholly-owned subsidiary of China Medstar, was also principally engaged in leasing of medical equipment to hospitals and provision of management services in the PRC.

In July 2008, the Group acquired China Medstar for cash consideration of £17.1 million, (US$34,975) or 62 pence per share in exchange for 100% of Medstar’s issued and outstanding share capital. On July 31, 2008, the Company completed the acquisition of China Medstar at which China Medstar became a 100% owned subsidiary of the Group. The acquisition of China Medstar was designed to complement the Group’s existing network of treatment and diagnostic lease and management service arrangements. The results of China Medstar’s operations have been included in the Company’s consolidated financial statements commencing August 1, 2008, the acquisition date.

The purchase price allocation for the acquisition is primarily based on valuations determined by the Group with the assistance of American Appraisal. The consideration paid by the Company was more than the fair value of the net identifiable assets which led to the realization of goodwill. The purchase price was allocated to net assets acquired at fair value as follows:

	RMB	US$

Goodwill	21,210	3,107
Current assets	77,053	11,287
Long-term receivables	9,397	1,377
Property, plant and equipment	217,965	31,931
Other intangible assets- customer relationships and operating lease	52,380	7,673
Deposit for property, plant and equipment	83,505	12,233
Deferred tax assets, non-current portion	23,089	3,382
Deferred tax liabilities, non-current portion	(12,529)	(1,835)
Liabilities assumed	(233,323)	(34,180)

Total consideration paid	238,747	34,975

The Company, with the assistance of American Appraisal, determined the fair value of the acquired customer relationships and operating lease agreements (acquired intangibles) to be approximately RMB52,380 (US$7,673). The Company amortizes acquisition related intangible assets on a straight line basis over the economic life.

The following unaudited pro forma consolidated financial information reflects the Group’s consolidated results of operations for the period from September 10, 2007 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor) as if the acquisition of China Medstar had occurred September 10, 2007 and January 1, 2008, respectively. These unaudited pro forma results have been prepared for information purposes only and do not purport to be indicative of what the Company’s consolidated results of operations would have been had the acquisition of China Medstar actually taken place on September 10, 2007 and January 1, 2008, respectively, and may not be indicative of future results of operations.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

	September 10, 2007
	to December 31,	For the Year Ended December 31,
	2007	2008
	(successor)	(successor)
	RMB	RMB	US$

Revenues, net	25,392	234,662	34,377

Net (loss) income	(45,638)	106,626	15,620

Net loss attributable to ordinary shareholders	(45,610)	(603,628)	(88,428)

Net loss per common share — basic and diluted	(0.91)	(10.50)	(1.54)

Acquisition of XHF

XHF was established in Beijing, the PRC on July 27, 2007 as a limited liability company. The registered and paid-in capital of XHF amounted to RMB10,000 (US$1,465). Similarly, XHF is principally engaged in the provision of leasing of medical equipment and management services. On October 28, 2008, the Group consummated 100% of the equity interest of XHF for cash consideration of approximately RMB34,979 (US$5,124). As at December 31, 2008, RMB18,016 (US$2,639) was recorded in “Payable for acquisition of a subsidiary and business components” which was paid in first half of 2009.

The Company, with the assistance of American Appraisal, determined the fair value of the acquired customer relationships to be approximately RMB18,000 (US$2,637). The Company amortizes acquisition related intangible assets on a straight basis over the economic life.

Unaudited pro forma consolidated financial information has not been provided due to the overall insignificance of the acquisition relative to the Company’s results of operations and financial condition for the year ended December 31, 2008. The results of XHF’s operations have been included in the Company’s consolidated financial statements since October 28, 2008, the acquisition date.

The purchase price allocation for the acquisition is primarily based on valuations determined by the Group with the assistance of American Appraisal. The purchase price was allocated to net assets acquired at estimated fair value as follows:

	RMB	US$

Goodwill	10,906	1,598
Current assets	12,680	1,857
Property, plant and equipment	15,288	2,239
Other intangible assets — customer contracts and customer relationships	18,000	2,637
Liabilities assumed	(21,895)	(3,207)

Total cash consideration	34,979	5,124

Other acquisitions

In order to expand the Group’s network in cancer radiotherapy and diagnosis, on March 31, 2008, the Group acquired certain medical equipment located in Tianjin People Liberation Army 272 Hospital and the related business

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

from a third party for cash consideration of RMB14,000 (US$2,051). As at December 31, 2008, the Company had RMB 10,000 (US$1,465) recorded in “Payable for acquisition of a subsidiary and business components” relating to these acquisitions. On August 31, 2008, the Group acquired certain medical equipment located in People Liberation Army 254 Hospital and the related business from another third party for cash consideration of RMB3,980 (US$583). These acquired assets and activities were considered to constitute businesses in accordance with EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”.

The Company, with the assistance of American Appraisal, determined the estimated fair value of the goodwill and intangible assets to be approximately RMB8,766 (US$1,284) and RMB1,957 (US$287), respectively. The Company amortizes acquisition related intangible assets based on the benefits expected to be realized, considering the related cash flows over the life of each relationship, up to a period of 12 years.

5.	ACCOUNTS RECEIVABLE

	December 31,
	2007	2008	2008
	(successor)	(successor)	(successor)
	RMB	RMB	US$

Accounts receivable	22,818	96,602	14,152
Allowance for doubtful accounts	(3,808)	(3,830)	(561)

Accounts receivable, net	19,010	92,772	13,591

Movement in allowance for doubtful accounts:
Balance at beginning of the period	2,528	3,808	558
Provisions	1,280	22	3

Balance at end of the period	3,808	3,830	561

6.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

	December 31,
	2007	2008	2008
	(successor)	(successor)	(successor)
	RMB	RMB	US$

Deposits to a hospital*	—	15,000	2,197
Prepayments to suppliers**	—	9,953	1,458
Advance to the hospitals	2,217	2,568	376
Deferred cost	—	7,005	1,026
Others	3,915	9,040	1,325

	6,132	43,566	6,382

*	The amount represents an interest-free cash deposit paid to a customer hospital pursuant to the management service contract to which the deposit is repayable at the termination of the service contract (see note 25.)
**	The amount represents interest-free non-refundable partial payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of medical equipment for sales. The remaining contractual obligations associated with these purchase contracts are approximately RMB4,200 (US$615) which is included in the amount disclosed as Purchase Commitments at note 22. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering the equipment. To date, the Group has not experienced any loss on advances to suppliers.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31,
	2007	2008	2008
	(successor)	(successor)	(successor)
	RMB	RMB	US$

Medical equipment	54,225	299,100	43,816
Electronic and office equipment	1,186	1,895	278
Motor vehicles	178	178	26
Leasehold improvement and building improvement	113	1,182	173
Construction in progress	—	65,029	9,526

Total	55,702	367,384	53,819
Less: Accumulated depreciation	(999)	(18,263)	(2,675)

	54,703	349,121	51,144

Depreciation expenses were approximately RMB17,906, RMB1,084 and RMB17,629 (US$2,583) for the period from January 1, 2007 to October 30, 2007 (predecessor), September 10, 2007 to December 31, 2007 (successor) and for the year ended December 31, 2008 (successor), respectively.

As at December 31, 2008, certain of the Group’s property, plant and equipment with a net book value of approximately RMB81,595 (US$11,953) (2007: Nil) were pledged as security for bank borrowings of RMB112,760 (US$16,519) (2007: Nil).

As at December 31, 2008, the Company held equipment under operating lease contracts with customers with an original cost of RMB299,100 (US$43,816) and accumulated depreciation of RMB17,705 (US$2,594). As at December 31, 2007, the Company held equipment under operating lease contracts with customers with an original cost of RMB54,225 and accumulated depreciation of RMB939.

8.	OTHER INTANGIBLE ASSETS AND GOODWILL

Goodwill is comprised of the following:

		September 10,
		2007
	January 1, 2007 to	to December 31,	For the Year Ended December 31,
	October 30,	2007	2008
	(predecessor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	US$

Balance at beginning of period	—	—	259,282	37,983
Goodwill recognized upon Reorganization (note 1)	—	259,282	—	—
Goodwill recognized upon acquisition of China Medstar	—	—	21,209	3,107
Goodwill recognized upon acquisition of XHF (note 4)	—	—	10,906	1,598
Goodwill recognized in other business acquisitions (note 4)	—	—	8,766	1,284

Balance at end of period	—	259,282	300,163	43,972

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

No impairment loss was recognized in any of the periods presented.

Acquired intangible assets consist of the following:

	December 31,
	2007	2008	2008
	(successor)	(successor)	(successor)
	RMB	RMB	US$

Customer relationship intangibles — OMS (note 1)	122,000	122,000	17,872
Operating lease intangibles — OMS (note 1)	10,000	10,000	1,465
Customer relationship intangibles — China Medstar and other acquisitions (note 4)	—	67,259	9,853
Operating lease intangibles — China Medstar and other acquisitions (note 4)	—	5,078	744
Less: Accumulated amortization	(2,002)	(22,499)	(3,296)

	129,998	181,838	26,638

Acquired intangible amortization expenses were approximately nil, RMB2,002 and RMB20,894 (US$3,061) for the period from January 1, 2007 to October 30, 2007 (predecessor), September 10, 2007 to December 31, 2007 (successor) and for the year ended December 31, 2008 (successor), respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	Amortization
	RMB	US$

2009	26,493	3,881
2010	26,815	3,928
2011	23,142	3,390
2012	23,142	3,390
2013	18,862	2,763

	118,454	17,352

9.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	December 31,
	2007	2008	2008
	(successor)	(successor)	(successor)
	RMB	RMB	US$

Deposit for purchase of property, plant and equipment *	9,461	128,749	18,861
Deposit held by a related party **	15,904	17,630	2,583
Other ***	—	20,821	3,050

	25,365	167,200	24,494

*	Represents interest-free non-refundable partial payments to suppliers associated with contracts the Company enters into for the future scheduled delivery of medical equipment to customers. The remaining contractual obligations associated with these purchase contracts are approximately RMB50,220 (US$7,357) which is included in the amount disclosed as Purchase Commitments in Note 22. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering the equipment. To date, the Group has not experienced any loss on deposit to suppliers.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

**	On October 31, 2007, the Group entered into a long-term sale and purchase agreement with Our Medical, under which the Group agreed to purchase gamma knife systems at agreed upon prices and Our Medical also agreed to provide the Group relevant maintenance and repair services and training. Our Medical is controlled by an individual who was a director of the Group until July 2009.
***	The Group has entered into two distinct framework agreements with Chang’an Hospital Co. Ltd. (“Chang’an”) towards the development and construction of the following two medical facilities:

•	On December 18, 2007, the Group entered into a framework agreement to build a proton treatment center in Beijing, pursuant to which the Group paid deposits to a subsidiary of Chang’an Information Industry (Group) Co., Ltd., (“Chang’an Information”) to be used towards the construction of the proton treatment center (“Beijing Proton Medical Center”). Total deposits paid as of December 31, 2008 pursuant to this arrangement amounted to RMB3,821 (US$560).
•	On July 1, 2008, the Group entered into a framework agreement with Chang’an to build a cancer center in northwest China, the Chang’an CMS International Cancer Center (“CCICC”) pursuant to which the Group paid security deposits to Chang’an totaling RMB17,000 (US$2,490), which were been recorded as a non-current deposit as of December 31, 2008. (See note 25.)

10.	BANK BORROWINGS

	December 31,
	2007	2008	2008
	(successor)	(successor)	(successor)
	RMB	RMB	US$

Total bank borrowings	—	112,760	16,519

Comprised of:
Short-term	—	20,800	3,047
Long-term, current portion	—	39,840	5,836

	—	60,640	8,883
Long-term, non-current portion	—	52,120	7,636

	—	112,760	16,519

All bank borrowings were originally obtained by MSC and assumed by the Company and are from financial institutions in the PRC and are secured by equipment with a net carrying value of RMB81,595 (US$11,953) (2007: Nil). As at December 31, 2008, the Company had RMB39,840 (US$5,836) due within one year and RMB52,120 (US$7,636) due between one and two years. These arrangements do not have any financial reporting or administrative covenants restricting the Company’s operating, investing and financing activities.

The short-term bank borrowing outstanding at December 31, 2008 bore weighted average interest at 6.66% per annum, and was denominated in RMB. The long-term bank borrowings outstanding at December 31, 2008 bore weighted average interest at 7.47% per annum and were denominated in RMB.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2007	2008	2008
	(successor)	(successor)	(successor)
	RMB	RMB	US$

Accrued expenses	3,013	3,772	553
Salary and welfare payable	2,152	2,650	388
Business and other taxes payable	4,879	9,339	1,368
Unrecognized tax benefit and related interest and penalty (note 17)	4,993	20,509	3,004
Other accruals	6,942	6,174	905

	21,979	42,444	6,218

12.	OBLIGATIONS UNDER CAPITAL LEASES

The Company has three capital lease obligations with three independent financing companies, collateralized by the respective medical equipment with an aggregate net book value of approximately RMB 31,610 (US$4,631) as at December 31, 2008. These obligations have stated interest rates ranging between 6.3% and 12.53%, are payable in 3 to 56 monthly installments, and mature between March 2009 and August 2013.

Future minimum lease payments, together with the present value of the net minimum lease payments under capital leases, at December 31, 2008, are summarized as follows:

	Minimum Lease Payments
	RMB	US$

2009	5,084	745
2010	3,781	554
2011	3,781	554
2012	3,781	554
2013	2,611	382

Total capital lease payments	19,038	2,789
Less: imputed interest	(3,663)	(537)

	15,375	2,252
Less: current portion	(3,719)	(545)

	11,656	1,707

At December 31, 2008, the Company held equipment under capital lease contracts with an original cost of RMB39,799 (US$5,830) and accumulated depreciation of RMB8,739 (US$1,280). At December 31, 2007, the Company held equipment under capitalized lease contracts with an original cost of RMB23,675 (US$3,468) and accumulated depreciation of RMB6,959 (US$1,019). The depreciation and amortization expenses of medical equipment under capital leases are included in cost of revenues — depreciation and amortization expenses lease and management services.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

13.	CONVERTIBLE NOTES

Tranche A Convertible Notes

On November 17, 2007, OMS issued notes convertible into Series A contingently redeemable convertible preferred shares (the “Series A Preferred Shares”) with a principal amount of US$5,000 (the “Tranche A Convertible Notes”) to Carlyle Asia Growth Partners III, L.P. (hereafter, “Carlyle Asia”) and CAGP III Co-Investment, L.P. (“CAGP”, an affiliate of Carlyle Asia, together with Carlyle Asia, “Carlyle”) for cash consideration of US$5,000. The Tranche A Convertible Notes bear compound interest on the principal amount at a rate of 10% per annum. The maturity date of the Tranche A Convertible Notes is December 31, 2008, provided they are not previously converted into Series A Preferred Shares.

Automatic Conversion

The Tranche A Convertible Notes, including any accrued and unpaid interest, are automatically convertible upon the issuance of Series A Preferred Shares at a conversion price that is not fixed until the issuance date of Series A Preferred Shares; the conversion price will be the then subscription price of the Series A Preferred Shares. On April 10, 2008, the Company issued a tranche of Series A Preferred Shares at US$188 per share. Concurrently, the conversion price of the Tranche A Convertible Notes was renegotiated and modified to a conversion price of US$179 per share.

On April 10, 2008, the total principal and accrued and unpaid interest of the Tranche A Convertible Notes amounting to US$5,172 was converted into 28,882 Series A Preferred Shares.

Tranche B Convertible Notes

On April 2, 2008, the Company issued notes convertible into Series A Preferred Shares (“Tranche B Convertible Notes”) to Carlyle with a principal amount of US$20,000. The Tranche B Convertible Notes bear compound interest on the principal amount at a rate of 9% per annum. The maturity date of the Tranche B Convertible Notes is December 31, 2009, provided they are not previously converted into Series A Preference Shares.

Conversion

Carlyle shall have the right, at its sole option, to convert the Tranche B Convertible Notes into Series A Preferred Shares at any time starting from the closing of the subscription of the Series A Preferred Shares on April 10, 2008 to August 30, 2008 at an initial conversion price of $235 per share. If an initial public offering (“IPO”) of the Company occurs after August 31, 2008, all the principal and accrued and unpaid interest shall be automatically converted into a number of Series A Preferred Shares at a conversion price that is not fixed, calculated according to a formula based on the Group’s 2008 net income as disclosed in the IPO.

On July 31, 2008, Carlyle exercised its conversion right and the total principal and accrued and unpaid interest of the Tranche B Convertible Notes amounting to US$20,547 was converted into 87,425 Series A Preferred Shares.

Accounting for the Tranche A and Tranche B Convertible Notes

The Tranche A and Tranche B Convertible Notes (collectively the “Convertible Notes”) were accounted for in accordance with SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”) as a liability recorded at fair value, because the Convertible Notes are convertible into Series A Preferred Shares, which are redeemable instruments.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

The movement of Convertible Notes presented on the consolidated balance sheets is as follows:

(Successor)
RMB

Balance as at September 10, 2007
Issuance of Tranche A Convertible Notes	36,523
Fair value loss	341
Foreign exchange translation gain	(11)

Balance as at December 31, 2007	36,853
Issuance of Tranche B Convertible Notes	140,241
Fair value loss	464
Foreign exchange translation gain	(1,476)
Conversion to Series A Preferred Shares	(176,082)

Balance as at December 31, 2008	—

Balance as at December 31, 2008 in US$	—

14.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES

In April 2008, OMS issued an aggregate of 53,070 Series A contingently redeemable convertible preferred shares (“Series A Preferred Shares”) to Carlyle and CICC Sun Company Limited (“CICC”) for total cash proceeds of US$10,000, each investor subscribing for US$5,000. As discussed in note 13, the aggregate principal and accrued and unpaid interest relating to the Tranche A Convertible Notes were converted into 28,882 Series A Preferred Shares on April 10, 2008 and all the principal and accrued and unpaid interest relating to the Tranche B Convertible Notes were converted into 87,425 Series A Preferred Shares on July 31, 2008.

Concurrent with the issuance of the Series A Preferred Shares, one of the Company’s major shareholders transferred additional Series A Preferred Shares to CICC in return for services rendered relating to the placement of Series A Preferred Shares and the Tranche B Convertible Notes. The total additional shares to be transferred represented 1.3% of the then if-converted outstanding ordinary shares. This transfer agreement was settled on June 18, 2008. The Company agreed that a relative of a director of the Company shall transfer 7,565 of her own holdings of the Company’s ordinary shares, which were redesignated as Series A Preferred Shares, and issued to CICC.

In October 2008, the Company issued an aggregate of 233,332 Series B contingently redeemable convertible preferred shares (the “Series B Preferred Shares”) to Carlyle, Starr Investments Cayman II, Inc. (“Starr”), and CICC for cash consideration of US$25,000, US$25,000 and US$10,000, respectively.

The key terms of the Series A Preferred Shares and the Series B Preferred Shares (collectively the “Preferred Shares”) summarized below are defined in the Amended and Restated Shareholders’ Agreement and the Company’s Second Amended and Restated Memorandum and Articles of Association adopted by special resolution passed on October 20, 2008, signed among the Company, Carlyle, Starr and CICC.

Voting rights

The holder of each Preferred Share shall be entitled to the number of votes equal to the number of ordinary shares into which such Preferred Share could be converted.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

Dividends

A qualified initial public offering (“QIPO”) is defined as a firm-commitment underwritten IPO led by the Board, yielding a valuation of the Company of not less than US$450,000 immediately prior to the consummation of such IPO, or any other IPO approved by holders of at least 70% of the then outstanding Series B Preferred Shares.

Each holder of Preferred Shares shall be entitled to receive a dividend on an annual basis, in respect of each Preferred Share, of an amount equal to the higher of: (a) the product of the number of ordinary shares into which such Preferred Share may then be converted multiplied by the dividend per ordinary share declared on the ordinary shares; or (b) the product of the original issuance price of each Preferred Share multiplied by 5%. Dividends are payable annually on April 30 in the following financial year.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, each holder of Preferred Shares shall be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares, the amount equal to the sum of 150% times the original price of each Preferred Share plus all accrued but unpaid dividends thereon and all interest accrued on such unpaid dividends, taking into account adjustments for share splits, share dividends, recapitalizations, share consolidations and other capital reorganizations (“Liquidation Preference”).

Conversion

Each Preferred Share shall be convertible, at the option of the holder at any time into a number of fully paid and non-assessable ordinary shares at an initial conversion ratio of 1:100 (the “Conversion Ratio”), subject to adjustments for anti-dilution, as follows:

(i) if there was a share split or reverse share split, the conversion price should be adjusted proportionally;

(ii) if new equity or equity-linked securities (either ordinary or preferred shares, but not including securities issued to employees pursuant to employee benefit plans) were subsequently issued at a lower price than the then-Conversion Price of any class of Preferred Shares, the Conversion Price of such Preferred Shares shall be adjusted to the price of the newly issued shares.

All Preferred Shares outstanding immediately prior to the closing of the QIPO shall, on and with effect from the closing of the qualified initial public offering, be automatically converted into ordinary shares at the then Conversion Ratio.

Redemption

Upon the occurrence of any Put Trigger Event as defined below, each holder of Preferred Shares shall have the right to require the Company to purchase all the Preferred Shares held by the Preferred Shareholders at a rate of return of 12.5%.

“Put Trigger Event” means any of the following:

(i) the Company has not completed a qualified initial public offering by the third anniversary of the closing date of the subscription of the Series B Preferred Shares;

(ii) any of certain key directors has resigned from the Company and its subsidiaries, which resignation, in the sole determination of a majority of the Investors, has resulted in or would be likely to result in, a material adverse effect; or

(iii) the Company or any of its Subsidiaries has breached or failed to be in compliance with any applicable laws that has had or would be reasonably likely to have, a material adverse effect.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

Earning adjustments

If the Group’s 2008 adjusted net income (pro forma adjusted net income including 2008 net income of China Medstar for the whole year) falls below US$21,430 or if the Group’s 2009 adjusted net income falls below US$34,000, the controlling shareholders shall transfer a number of ordinary shares and cash to the Series A Preferred shareholders and Series B preferred shareholders, to a maximum of approximately 198,200,000 ordinary shares as well as pay cash to the Preferred shareholders to a maximum of US$18,000. The Company has no legal obligation to indemnify the controlling shareholders for such cash payment. The above earnings adjustments automatically terminate upon occurrence of a qualified IPO.

Accounting for the contingently redeemable convertible preferred shares

The Preferred Shares have been classified as mezzanine equity because their redemption is contingent on certain events which are not within the control of the Company. The Preferred Shares are not currently redeemable because none of the Put Trigger Events have occurred and, to date, the Company has determined that they are not probable of occurring. The initial carrying value of the preferred shares is accreted using the effective interest method to the redemption amount over the earliest redemption date.

The initial carrying values of the Preferred Shares is the issuance price at their respective issuance dates less the attributable issuance costs. The Company evaluated the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there was any beneficial conversion feature. The Company determined that the conversion option of the Preference Shares did not qualify for the scope exception of SFAS 133 paragraph 11(a) because the conversion price may be adjusted if the Company’s ordinary or preference shares are subsequently issued at a lower price than the original conversion price. However, the conversion option of the Preferred Shares did not qualify for derivative accounting because the Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading its shares. The redemption option of the Preferred Shares did not qualify for derivative accounting because the option was not considered to require a principal repayment involving a substantial premium or discount. The liquidation preference of the Series A Preferred Shares that may be triggered if the Company is placed in liquidation, dissolution or winding up was evaluated to be an embedded derivative to be bifurcated. As at December 31, 2008, the Company has assessed the value of this embedded derivative to be insignificant and will continually assess the value of this embedded derivative at each balance sheet date.

A beneficial conversion feature exists when the effective conversion price of the Preferred Shares is lower than the fair value of the ordinary shares at April 2, 2009 and July 31, 2009 for the Series A Preferred Shares and October 17, 2008 for the Series B Preferred Shares. The intrinsic value of the beneficial conversion feature is allocated from the carrying value of the Preferred Shares as a contribution to additional paid-in-capital. Since the conversion price of the Preferred Shares is subject to additional Preferred Shares from the Earnings Adjustments, the effective conversion price used to calculate the beneficial conversion feature is determined at the commitment date as the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time.

The Company determined the fair value of ordinary shares based on valuations performed with assistance from American Appraisal. In accordance with EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (“EITF 98-5”), if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the Preferred Shares, the amount of discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the Preferred Shares. The cumulative preferred dividends were recorded as a reduction of income available to ordinary shareholders. The discount resulting from the beneficial conversion feature to the Preferred Shares is then accreted to the earliest conversion date. For the year ended December 31, 2008, total beneficial conversion feature recorded for the Series A

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

and Series B Preferred Shares was RMB253,317 (US$37,110) and RMB295,019 (US$43,219), respectively, which was immediately accreted at the issuance date.

An accretion charge to increase the carrying value of the Preferred Shares to their expected redemption amount is recorded as a reduction to retained earnings from the date of issuance to the earliest redemption date of the Preferred Shares using the effective interest method. For the year ended December 31, 2008, accretion recorded to the expected redemption amount for the Series A and Series B Preferred Shares amounted to RMB17,026 (US$2,494) and RMB9,744 (US$1,427), of which RMB6,801 (US$996) and RMB3,987 (US$584) was recorded as dividends payable, respectively.

The balance and changes in balance of the Series A Preferred Shares and Series B Preferred Shares are as follows:

	Series A	Series B	Total
	RMB	RMB	RMB

Mezzanine equity — Balance as at December 31, 2007	—	—	—
Conversion of Convertible Notes into Series A Preferred Shares	176,082	—	176,082
Issuance of Series A Preferred Shares	70,120	—	70,120
Less: Series A Preferred Shares issuance costs	(2,964)	—	(2,964)
Issuance of Series B Preferred Shares	—	411,021	411,021
Less: Series B Preferred Shares issuance costs	—	(5,677)	(5,677)
Redesignation of 756,500 ordinary shares to Series A Preferred Shares	895	—	895
Allocation of proceeds to beneficial conversion feature	(253,317)	(295,019)	(548,336)
Accretion of beneficial conversion feature	253,317	295,019	548,336
Accretion of 5% fixed dividend	6,801	3,987	10,788
Accretion to the redemption amount	10,225	5,757	15,982

Total	261,159	415,088	676,247

Mezzanine equity — Balance as at December 31, 2008	254,358	411,101	665,459

Mezzanine equity — Balance as at December 31, 2008, in US$	37,262	60,224	97,486

Dividend payable — Balance as at December 31, 2008	6,801	3,987	10,788

Dividend payable — Balance at the end of December 31, 2008, in US$	996	584	1,580

15.	SHAREHOLDERS’ EQUITY

Share exchange

All share and per share data before March 7, 2008 are presented to give retroactive effect to the share exchange between Ascendium and the Company at a rate of 10 shares in the Company to 1 share in Ascendium which included all shares of OMS exchanged into shares of Ascendium at a rate of 1 to 1 on November 8, 2007.

Redesignation of 756,500 ordinary shares

On June 18, 2008, the Company redesignated 756,500 ordinary shares held by a relative of a director of the Company into 7,565 Series A Preferred Shares which were issued to CICC as consideration for services related to the Series A Preferred Shares subscription and issuance of the Tranche B Convertible Notes. The aggregate fair value of the 7,565 Series A Preferred Shares issued to CICC of RMB8,734 (US$1,279) was considered issuance costs and was allocated on a pro rata basis between the US$10 million subscription amount of the Series A Preferred Shares and

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

the US$20 million subscription amount of the Tranche B Convertible Notes, respectively. The issuance costs related to the Series A Preferred Shares of RMB2,911 (US$426) were charged against the gross proceeds of the offering. The debt issuance costs related to the Tranche B Convertible Notes are amortized into interest expense over the term of the loan until maturity on December 31, 2009. Total interest expense recorded was RMB895 (US$131). On July 31, 2008, when the Tranche B Convertible Notes were converted into Series A Preferred Shares, the unamortized balance of the debt issuance costs was charged against the conversion amount of the Series A Preferred Shares. The fair value of the 7,565 Series A Preferred Shares issued to CICC was determined with assistance from American Appraisal.

16.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. MSC, CHM, AMS, XHF and AML were established as a foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB680,476 (US$99,686) as of December 31, 2008; therefore in accordance with Rules 504 and 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2008 and 2007 and for each of the two years in the period ended December 31, 2008 are disclosed in note 26.

17.	TAXATION

Enterprise income tax:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, Ascendium and OMS are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

Hong Kong

CMS Holdings and Cyber are incorporated in Hong Kong and do not conduct any substantive operations of their own.

No provision for Hong Kong profits tax has been made in the financial statements as the Company has no assessable profits for the year ended December 31, 2008. In addition, upon payment of dividends by CMS Holdings and Cyber to their shareholder, no Hong Kong withholding tax will be imposed.

Singapore

China Medstar is incorporated in Singapore and does not conduct any substantive operations of its own.

No provision for Singapore profits tax has been made in the financial statements as the Company has no assessable profits for the year ended December 31, 2008. In addition, upon payments of dividends by China Medstar to its shareholder, no Singapore withholding tax will be imposed.

China

Prior to January 1, 2008, PRC enterprise income tax, “EIT”, was generally assessed at the rate of 33% of taxable income. However, as foreign enterprises located in the Shenzhen Special Economic Zone or Pudong New District of Shanghai, AMS and MSC are entitled to preferential EIT rate of 15%.

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which was effective on January 1, 2008. The New EIT Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, certain categories of enterprises, including the foreign invested enterprise located in Shenzhen Special Economic Zone and Pudong New District, which previously enjoyed a preferential tax rate of 15% are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25%. Specifically, the applicable rates for AMS and MSC would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

AMS and MSC have accounted for their current and deferred income tax based on the five-year transitional tax rates, as applicable.

Dividends paid by PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors would be subject to PRC withholding tax. The withholding tax would be 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with China that provides for a lower withholding tax rate.

Income (loss) before income taxes consists of:

	January 1, 2007 to	September 10, 2007	For the Year Ended
	October 30, 2007	to December 31, 2007	December 31, 2008
	(predecessor)	(successor)	(successor)
		RMB	RMB	US$
Non — PRC	—	(54,205)	(6,335)	(928)
PRC	34,444	5,697	108,739	15,929

	34,444	(48,508)	102,404	15,001

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

The current and deferred components of the income tax expense/(benefit) appearing in the consolidated statements of operations are as follows:

	January 1, 2007 to	September 10, 2007	For the Year Ended
	October 30, 2007	to December 31, 2007	December 31, 2008
	(predecessor)	(successor)	(successor)
		RMB	RMB	US$
Current tax expense	5,542	1,426	28,395	4,159
Deferred tax expense (benefit)	9,472	(1,608)	(5,060)	(741)

	15,014	(182)	23,335	3,418

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	January 1, 2007 to	September 10, 2007	For the Year Ended
	October 30, 2007	to December 31, 2007	December 31, 2008
	(predecessor)	(successor)	(successor)
		RMB	RMB	US$
Income (loss) before income taxes	34,444	(48,508)	102,404	15,001

Income tax computed at applicable tax rates (33% or 25%)	11,367	(16,007)	25,601	3,750
Effect of different tax rates in different jurisdictions	—	17,887	1,548	227
Non-deductible expenses	234	57	1,181	173
Effect of preferential tax rate	(6,328)	(1,057)	(8,684)	(1,272)
Effect of tax rate changes	8,929	(1,248)	(378)	(55)
Interest and penalty on unrecognized tax benefits	812	186	4,067	595

	15,014	(182)	23,335	3,418

Reconciliation of accrued unrecognized tax benefits is as follows:

	January 1, 2007 to	September 10, 2007	For the Years Ended
	October 30, 2007	to December 31, 2007	December 31, 2008
	(predecessor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	US$

Balance — beginning	1,552	2,941	3,218	471
Additions based on tax positions related to the current year	1,389	277	7,393	1,083
Addition arising from business acquisitions	—	—	2,294	336

Balance — end	2,941	3,218	12,905	1,890

The Group has recorded an unrecognized tax benefit of approximately RMB3,218 and RMB12,905 (US$1,890) in 2007 and 2008, respectively, which is included in the account of “accrued expenses and other liabilities”. In 2007 and 2008, RMB2,821 and RMB10,064 (US$1,474), respectively, would impact the effective tax rate, if recognized in

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

connection with the normal tax return preparation. Included in the balance at December 31, 2007 and 2008 are approximately RMB397 and RMB2,841 (US$416), respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

During the period from January 1 to October 30, 2007 (predecessor), the period September 10 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor), the Company recognized approximately RMB812, RMB186 and RMB4,067 (US$595) in income tax expenses for interest and penalties related to uncertain tax positions. The Company accrued interest and penalties of approximately RMB1,774 and RMB7,604 (US$1,114), including approximately RMB1,762 (US$258) assumed in the acquisition of China Medstar, at December 31, 2007, and 2008, respectively.

The aggregate amount and per share effect of the tax holidays are as follows:

	January 1, 2007 to	September 10, 2007	For the Years Ended
	October 30, 2007	to December 31, 2007	December 31, 2008
	(predecessor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	US$
	(amounts in thousands except for the per share data)

The aggregate amount	5,676	1,488	8,684	1,272

The aggregate effect on basic and diluted earnings per share:
-Basic	0.11	0.03	0.15	0.02

-Diluted	0.11	0.03	0.15	0.02

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

The components of deferred taxes are as follows:

	December 31,
	2007	2008	2008
	(successor)	(successor)	(successor)
	RMB(’000)	RMB(’000)	US$(’000)

Deferred tax assets, current portion
Accrued expenses	516	300	44
Accounts receivable	685	994	146
Deferred revenue	—	2,595	380

	1,201	3,889	570

Deferred tax liability, current portion
Deferred cost	—	(1,240)	(182)

Deferred tax assets, current portion, net*	1,201	2,649	388

Deferred tax assets, non-current portion
Accounts receivable	—	3,765	552
Property, plant and equipment	36,520	54,044	7,917
Deferred revenue, non-current portion	1,105	1,841	270
Other	530	595	87

	38,155	60,245	8,826

Deferred tax liabilities, non-current portion
Deferred cost	(1,240)	(1,523)	(223)
Intangible assets	(29,945)	(44,750)	(6,556)
Property, plant and equipment	(22,735)	(21,400)	(3,135)

	(53,920)	(67,673)	(9,914)

Deferred tax assets, non-current portion, net **	—	12,650	1,853

Deferred tax liabilities, non-current portion, net **	(15,765)	(20,078)	(2,941)

*	As at December 31, 2007 and 2008, deferred tax assets, current portion of approximately nil and RMB1,240 (US$182) have been offset against deferred tax liabilities, current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.
**	As at December 31, 2007 and 2008, deferred tax assets, non-current portion of approximately RMB38,155 and RMB47,595 (US$6,972) have been offset against deferred tax liabilities, non-current portion relating to a particular tax-paying component of an enterprise and within a particular tax jurisdiction, respectively.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at December 31, 2008 are considered to be indefinitely reinvested under Accounting Principles Board Opinion No. 23 “Accounting for Income Taxes — Special Areas” and accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within the Group outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2008, the Group has not declared any dividends.

Business taxes

Generally revenue earned from the provision of leasing and management services is subject to 5% business tax regulations promulgated by the State Council of the PRC. Guoshuihan [1999] No. 3402 issued by State Administration of Tax (the “SAT”) provided for an exemption to allow certain qualified profit sharing cooperation arrangements under existing PRC tax regulation to be exempt from paying business taxes. One of the Group’s subsidiaries has not recorded any business taxes on certain of its leasing and management services on the basis that revenue generated from these exceptional profit sharing cooperation arrangements with hospitals are exempt from business taxes. Based on the above, management believes that it is not probable the SAT will challenge this subsidiary’s business tax exemption status for those exceptional profit sharing cooperation arrangements.

18.	Other Income

On January 21, 2008, the Company was awarded a settlement from the Intermediate Court of Shenzhen city, Guangdong Province in the amount of RMB7,734 (US$1,133) for the reimbursement of amounts that were misappropriated by employees. These activities occurred during fiscal 2005 or before and were discovered in July 2006.

19.	Employee Share Options

OMS Share Options

On November 17, 2007, OMS, the predecessor of Ascendium and the Company, adopted a share option plan pursuant to which OMS granted three executive directors (“Grantees”) 25,000,000 options in aggregate (“OMS Share Options”) to purchase ordinary shares of OMS at an exercise price of US$0.80 per share. The OMS Share Options vest upon the achievement of certain performance conditions.

The OMS Share Options are exercisable from the date they vest until their expiry on December 31, 2008 and are transferrable to any individuals designated by Grantees. As at December 31, 2007, the OMS Share Options vested because all performance conditions had been met. The aggregate fair value of the options on the grant date of November 17, 2007 was RMB49,526 (US$7,255), which was recorded as compensation expense.

In August 2008, Concord agreed to issue 21,184,600 vested options (“Concord Options”) with an exercise price of US$0.79 per share to the Grantees in exchange for their vested OMS Share Options. Since the fair value of the Concord Options RMB36,207 (US$5,304) was less than the fair value of the OMS Share Options RMB45,970 (US$6,734), the difference of RMB9,763 (US$1,430) has been credited to Additional Paid-In Capital.

Of the 21,184,600 vested Concord Options issued, 6,355,400 Concord Options were exercised immediately resulting in total proceeds of RMB34,382 (US$5,037) being paid to the Company. The remaining 14,829,200 vested Concord Options, which were held by a significant shareholder of Concord, were sold to three directors of Concord for an amount which was less than the fair value of the Concord Options (the “Concord Options Transfer”). The difference represented a benefit that the shareholder conveyed to the three directors to compensate them for assuming directorship roles with the Company. The three directors signed employment contracts with the Company but the contractual terms did not contain a required service period. At the date of the Concord Options Transfer, the fair value of the Concord Options (RMB25,460 (US$3,730)) calculated using an option pricing model exceeded the consideration paid by the directors (RMB21,245 (US$3,112)) with the difference of RMB4,215 (US$617) being recognized immediately as compensation expense since the options had vested. An offsetting credit was recognized in Additional Paid-In Capital to reflect the contribution made by the shareholder for providing a benefit to directors of the Company in accordance

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

with SAB Topic 5T “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”. The three directors immediately exercised the 14,829,200 Concord Options and paid total proceeds of US$11,715 (RMB79,662) in aggregate.

The Company calculated the estimated grant date fair value of the share-based awards in 2007 and 2008 using a Binomial-Lattice Model based on the following weighted average assumptions:

	November 17,	August 18,	August 18,
	2007	2008	2008
	(Successor)	(Successor)	(Successor)
	OMS Options	OMS Options	Concord Options

Risk-free interest rate	4.17%	2.94%	2.94%
Dividend yield	—	—	—
Expected volatility range	38.34%	39.53%	39.53%
Sub optimal early exercise factor	1.5 times	1.5 times	1.5 times

The volatility assumption was estimated based on the price volatility of ordinary shares of comparable companies in the health care industry. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate was based on the market yield of China Sovereign Bonds denominated in US$ with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent valuation firm, American Appraisal. The weighted-average grant-date fair value of stock options granted during the period from September 10 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor) were RMB1.29 (US$0.19) and RMB1.71 (US$0.25) per share, respectively.

No compensation expense was recorded by the predecessor entity for the period from January 1 to October 30, 2007 since no share-based awards were issued. Total share-based compensation expense of RMB49,526 and RMB4,215 was recognized in the period from September 10 to December 31, 2007 (successor) and in the year ended December 31, 2008 (successor), respectively, in general and administrative expenses.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

The following table summarizes employee share-based awards activities during the period from January 1 to October 30, 2007 (predecessor), September 10 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor):

						Weighted
						Average
						Remaining
Share Options Granted to	Number of	Weighted-Average		Weighted-Average		Contractual	Aggregate Intrinsic
Employees	Shares	Exercise Price		Grant-date Fair Value		Term (Years)	Value

Outstanding, January 1, 2007 and October 30, 2007	—
Granted — OMS Options	25,000,000	US$	0.80	US$	0.26	1.09		—

Outstanding, December 31, 2007	25,000,000	US$	0.80	US$	0.26	1		—

Expiration of OMS Options	(25,000,000)	US$	0.80	US$	0.26	0.39		—

Grant of Concord Options	21,184,600	US$	0.79	US$	0.25	0.38		—
Exercised of Concord Options	(21,184,600)	US$	0.79	US$	0.25	0.38	US$	10,793

Outstanding, December 31, 2008	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2008.

Concord 2008 Share Incentive Plan

On October 16, 2008, the Board of Directors adopted the 2008 Share Incentive Plan (“The 2008 Share Incentive Plan”). The 2008 Share Incentive Plan provides for the granting of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. The total number of Concord ordinary shares that may be issued under the 2008 Share Incentive Plan is up to 1,321,800 ordinary shares. As of December 31, 2008, no awards have been granted under the 2008 Share Incentive Plan.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

20.	RELATED PARTY TRANSACTIONS

a) Related parties

Name of Related Parties	Relationship with the Group

Mr. Haifeng Liu	A relative of a shareholder of the Company
Mr. Jianyu Yang	Director and shareholder of the Company
Mr. Zheng Cheng	Director and shareholder of the Company
Mr. Yaw Kong Yap	Director and shareholder of the Company
Shenzhen Hai Ji Tai Technology Co., Ltd. (“Haijitai”)	A company owned by Mr. Haifeng Liu
Beijing Medstar Hi-Tech Investment Co., Ltd. (“Beijing Medstar”)	A company under the control of Mr. Zheng Cheng
Our Medical New Technology Co, Ltd (“Our Medical”)	A company under the control of Mr. Haifeng Liu

b) The Group had the following related party transactions for the years ended December 31, 2007 and 2008:

	January 1, 2007 to	September 10, 2007	For the Year Ended
	October 30, 2007	to December 31, 2007	December 31, 2008
	(predecessor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	US$

Short-term interest-free loans borrowed from:
Haijitai	—	38,700	—	—
Mr. Haifeng Liu	—	4,000	—	—
Mr. Jianyu Yang	—	1,000	4,000	586
Repayment of interest-free loans borrowed from:
Haijitai	—	—	38,700	5,669
Mr. Haifeng Liu	—	—	2,000	293
Mr. Jianyu Yang	—	—	5,000	732
Non-current deposits made to:
Our Medical	11,521	706	1,726	253

Imputed interest, calculated using incremental borrowing rates ranging from 6.57% to 7.48%, amounting to approximately RMB8, RMB96, and RMB2,991 (US$438) for the period from January 1 to October 30, 2007 (predecessor), September 10 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor), respectively, were recorded with an offsetting credit to Additional Paid-in Capital.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

c) The Group had the following related party balances at the end of the period:

	As at December 31,
	2007	2008	2008
	(successor)	(successor)	(successor)
	RMB	RMB	US$

Amount due to related parties:
Haijitai	38,700	—	—
Beijing Medstar	—	196	29
Mr. Haifeng Liu	4,000	2,000	293
Mr. Jianyu Yang	1,000	—	—
Mr. Zheng Cheng	—	1,351	198
Mr. Yaw Kong Yap	—	60	9

	43,700	3,607	529

Deposits held by a related party:
Our Medical	15,904	17,630	2,583

All balances with the related parties as of December 31, 2007 and 2008 were unsecured, interest-free and have no fixed terms of repayment.

21.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB208, RMB35 and RMB938 (US$137) for the period from January 1 to October 30, 2007 (predecessor), September 10 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor), respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of operations as incurred. The total amounts for such employee benefits, who is also a Director of the Company, were approximately nil, nil and RMB14 (US$2) for the period from January 1, 2007 to October 30, 2007 (predecessor), the period from September 10 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

22.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2008:

	RMB	US$

2009	2,700	396
2010	1,512	221
2011	1,191	174
2012	1,144	168

	6,547	959

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2007 and 2008, total rental expenses for all operating leases amounted to approximately RMB711 and RMB2,620 (US$384), respectively.

Purchase commitments

The Group has commitments to purchase certain medical equipment of approximately RMB115,919 (US$16,981) at of December 31, 2008, which are scheduled to be paid in one year.

Income taxes

As of December 31, 2008, the Group has recognized approximately RMB20,509 (US$3,004) as an accrual for unrecognized tax benefits (note 17). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2008, the Group classified the RMB20,509 (US$3,004) accrual as a current liability.

23.	SEGMENT REPORTING

In accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, the Group chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment that includes primarily lease rental, management services and equipment sales.

Lease and management services accounted for 94%, 93% and 90% of the Group’s net revenue for the period from January 1 to October 30, 2007 (predecessor), September 10 to December 31, 2007 (successor) and the year ended December 31, 2008 (successor), respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

Hospital A represented the largest customer of the Group which individually accounted for approximately RMB23,191 (US$3,397) or more than 10% of the Group’s consolidated revenues for the years ended December 31, 2008. Hospital A, Hospital B and Hospital C represented the largest customers of the Group accounting for RMB3,387, RMB1,683 and RMB1,911, respectively, each of which is more than 10% of the Group’s consolidated revenues for the period from September 10 to December 31, 2007 (successor). Hospital A, Hospital C and Hospital D represented the

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

largest customers of the Group accounting for RMB14,641, RMB8,062 and RMB7,767 or more than 10% of the Group’s consolidated revenues for the period from January 1 to October 30, 2007 (predecessor).

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

24.	INCOME (LOSS) PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	January 1, 2007 to	September 10, 2007
	October 30, 2007	to December 31, 2007	For the Year Ended December 31,
	(predecessor)	(successor)	(successor)	(successor)
	RMB	RMB	RMB	US$
	(amounts in thousands except for the number of shares and per share data)

Numerator:
Net income (loss) attributable to ordinary shareholders used in calculating loss per ordinary share — basic and diluted	19,430	(48,326)	(496,037)	(72,667)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted loss per share	50,000,000	50,000,000	57,481,400	57,481,400
Basic and diluted income (loss) per share	0.39	(0.97)	(8.63)	(1.26)

In the period from September 10 to December 31, 2007 (successor), the diluted income (loss) per share is the same as basic loss per share because the if-converted method would not be applied as the effect of the convertible notes would be anti-dilutive. The share options should not be included in the calculation of diluted income (loss) per share because the company incurred a net loss and, therefore, the effect would be anti-dilutive.

In 2008, the basic loss per share was calculated using the two class method because the Preferred Shares were participating securities. The losses were not allocated to holders of the Preferred Shares because they are not obligated to fund the losses of the Group and the contractual principal and mandatory redemption amount of Preferred Shares are not reduced as a result of losses incurred by the Group. Diluted loss per share is the same as basic loss per share because the effects of the Preferred Shares were anti-dilutive when computed on an “if converted” basis.

In 2008, the Company issued Series A and Series B contingently redeemable convertible preferred shares (see note 14). Each Preferred Share shall be convertible, at the option of the holder thereof, at any time after the closing of the subscription, into a number of fully paid and non-assessable ordinary Shares at a ratio 1:1 and is subject to adjustment pursuant to anti-dilution provisions. One hundred per cent of each class of the Preferred Shares which are outstanding immediately prior to the closing of the qualified initial public offering shall, on and with effect from the closing of the qualified initial public offering, be automatically converted into ordinary shares. Assuming the

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

conversion had occurred “on a hypothetical” basis on January 1, 2008, the pro-forma basic and diluted loss per share for the year ended December 31, 2008 is calculated as follows (unaudited):

For the Year Ended
December 31, 2008
(pro forma)
(successor)
RMB (unaudited)

Numerator
Net loss attributable to ordinary shareholders	(496,037)
Pro forma adjustments:
Series A contingently redeemable convertible preferred shares — accretion to redemption amount	10,225
Series B contingently redeemable convertible preferred shares — accretion to redemption amount	5,758

Net loss for pro forma basic and diluted loss per share	(480,054)

Denominator
Weighted average number of ordinary shares outstanding used in calculating basic loss per share	57,481,400
Conversion of Series A preferred shares	17,694,200
Conversion of Series B preferred shares	23,333,200

Weighted average number of ordinary shares outstanding used in calculating basic and diluted loss per share	98,508,800

Pro forma loss per share — basic and diluted	(4.87)

Pro forma loss per share — basic and diluted (in US$)	(0.71)

25.	ARRANGEMENT WITH CHANG’AN HOSPITAL CO., LTD.

The Group has entered into the following agreements with Chang’an Hospital Co., Ltd. (“Chang’an”), a general hospital located in Xi’an in Shaanxi province in the PRC, which is also a significant customer of the Group, and certain of its affiliated entities, including the controlling parent of Chang’an, Chang’an Information Industry (Group) Co., Ltd., (“Chang’an Information”), a China-based conglomerate engaged in information technology, real estate and the medical industries; a subsidiary of Chang’an, Xi’an Century Friendship Medical Technology R&D Co., Ltd. (“Xi’an”), and another subsidiary controlled by Chang’an Information, Beijing Century Friendship Science & Technology Development Co., Ltd., (“Beijing Century”):

Management agreements to provide stand-alone management services

The Group entered into a Medical Equipment Entrusted Management Agreement on March 1, 2007 with Xi’an and Chang’an to provide management services with respect to radiotherapy and diagnostic equipment owned by Xi’an located in the oncology center of Chang’an. Commencing January 1, 2010 or an agreed upon earlier date, Concord has the option to purchase the radiotherapy and diagnostic equipment owned by Xi’an at fair value if the Chang’an oncology center’s annualized revenues achieves a certain targeted level. Total management services revenue recognized under this contract was RMB8,000 (US$1,172) for year ended December 31, 2008. Accounts receivable related to this contract as at December 31, 2008 was RMB4,000 (US$586). On August 25, 2009, the

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

Group exercised its option under the Medical Equipment Entrusted Management Agreement and converted the stand-alone management services arrangement into a lease and service arrangement. (See note 26.)

On August 1, 2008, the Company signed an Entrusted Management Contract with Xi’an and Chang’an to provide general administrative management services to Chang’an. Under this arrangement, the Group earns a certain percentage of total monthly revenues of Chang’an Hospital. In accordance with the contract, the Group paid a performance guarantee deposit of RMB15,000 (US$2,197) to a related party of Xi’an, which is refundable 15 days after the cancellation or expiration of the contract (January 15, 2010). Total revenue recognized during the year ended December 31, 2008 under this contract was RMB2,000 (US$293) and the ending accounts receivable relating to this contract as at December 31, 2008 was nil.

Beijing Proton Medical Center

On December 18, 2007, the Group entered into a framework agreement with Chang’an Information to build a Beijing Proton Medical Center (“Proton Center”). The Proton Center will initially be established by Chang’an Information with a total registered capital of RMB100,000. The parties agreed that after certain capital injections from the Group, the Company will hold a 51.2% interest in the Proton Center, while Jian Chang Group Limited, a related party of Chang’an, will hold 28.8% and China-Japan Friendship Hospital, a state-owned hospital, will hold 20.0%. Once the Proton Center commences operations, the Group shall own a 51.2% controlling interest in the Proton Center and will consolidate the operating results and financial position within the Group. Additional contractual arrangements will be entered into by the Group once all relevant permits and approvals are obtained. In order for this framework agreement to become effective, the Group is required to pay a deposit of RMB10,000 (US$1,465); this deposit was not paid as of December 31, 2008.

To assist with this project, the Group has made deposits to Beijing Century in the amount of RMB3,821 (US$560) as of December 31, 2008 towards certain setup and construction costs. All of the deposits are guaranteed by Chang’an Information and are due back to the Group by December 31, 2009.

Chang’an CMS International Cancer Center

On July 1, 2008, the Group entered into a framework agreement with Xi’an to build a cancer center in northwest China, to be called Chang’an CMS International Cancer Center (“CCICC”). Although the CCICC will initially be established by Xi’an, the parties agreed that after certain initial capital injections estimated at RMB34,800 (US$5,098) from the Group, the Company shall hold a controlling interest of 52% in the CCICC, while Xi’an will hold a non-controlling interest of 48%. Similarly, the Group anticipates having to consolidate the operating results and financial position of the CCICC when the Group obtains a controlling interest. As of December 31, 2008, Xi’an is waiting for all relevant permits and approvals to be obtained prior to the legal establishment of the CCICC, upon which, additional contractual arrangements will be entered into by the Group. As of December 31, 2008, the Group paid a deposit of RMB15,000 (US$2,197) to a related party of Xi’an in accordance with the framework agreement.

There are no other obligations under the current framework agreement and the agreement does not specify a contractual completion date for the deposit to be repaid to the Group. If the CCICC is established, the RMB15,000 deposit will be applied against future capital injections beyond the initial capital investment estimate of RMB34,800. The Group has also paid deposits to Xi’an to be used towards setup and construction costs of the CCICC amounting to RMB2,000 (US$293) as of December 31, 2008.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

The Group had the following transactions with Chang’an and its affiliated companies for the six months ended December 31, 2007 and 2008:

	For The Year Ended December 31,
	2007	2008	2008
	RMB	RMB	US$

Management services revenue:
Medical Equipment Entrusted Management Agreement	4,500	8,000	1,172
Entrusted Management Contract	—	2,000	293

Total management services revenue	4,500	10,000	1,465

Accounts receivable due from Chang’an	4,000	4,000	586

The Group had the following deposits on loan with Chang’an and its affiliated companies as at December 31, 2007 and 2008:

	As at December 31,
	2007	2008	2008
	RMB	RMB	US$

Current — Entrusted Management Contract	—	15,000	2,197
Non-current — Proton Center and CCICC	—	20,821	3,050

Total	—	35,821	5,247

26.	SUBSEQUENT EVENTS

Subsequent to the year end, the Group made aggregate deposits in the amounts of RMB1,000 (US$146) and RMB10,800 (US$1,582) to Chang’an and its affiliated companies towards the setup of the CCICC and Proton Center, respectively. These deposits are due to be repaid back to the Group by December 31, 2009.

In January and May 2009, the Group entered into two non-cancellable corporate office operating leases with a lease term of two to three years. These leases have no renewal options, material rent escalation clauses or contingent rents. Upon termination of the leases, they are renewable at fair value upon negotiation with the lessor.

In January and June 2009, the Group entered into two new bank borrowings with PRC financial institutions with an aggregate principal amount of RMB35,000 (US$5,127). The weighted average interest rate of these two new bank borrowings was 5.59%. Both bank financing arrangements are secured by certain accounts receivable pledged to the bank and restricted cash deposited with each of the respective financial institutions. One of these new borrowing arrangements were entered into by a subsidiary of the Group, MSC, which requires MSC and AMS, another subsidiary of the Group, in accordance with PRC GAAP, to maintain a financial reporting covenant of tangible net worth of at least RMB400,000 and RMB180,000 and total gearing ratio of less than 0.5 and 0.36, respectively. Tangible net worth is calculated as the sum of issued share capital and reserves less goodwill and intangible assets and any amount due from shareholders and the total gearing ratio is calculated as the ratio of total liabilities to tangible net worth.

In August 2009, the Group obtained a RMB100,000 (US$14,649) banking facility with a financial institution in the PRC for a term of 3 years. The facility bears interest at a floating rate of the PBOC benchmark lending rate which was 5.4% in August 2009 when the banking facility was obtained. Proceeds of this facility will be used towards future purchases of equipment and any drawdowns of the facility will be secured by those respective equipment. As at October 16, 2009, the Group had drawn down RMB54,980 (US$8,054) of this facility.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

In August 2009, the Group exercised its option in the Medical Equipment Entrusted Management Agreement and entered into an Equipment Purchase Agreement with Xi’an and Chang’an to acquire certain radiotherapy and diagnostic equipment owned by Xi’an for total proceeds of RMB72,716 (US$10,652) to be paid in cash. Upon exercise, the Group converted the stand-alone management services arrangement into a lease and service agreement with Xi’an and Chang’an. This new lease and management service agreement provides the Group with a percentage of net profit generated by the oncology center. Commencing September 2009, the Group will record all revenue associated with this arrangement within lease and management services. (See note 25 for amounts previously recorded as management services.)

On November 17, 2009, the Company’s Board of Directors approved the following resolutions:

•	To distribute an interim dividend to the holders of the ordinary shares as at November 17, 2009 in the sum of (i) US$2,391,534 to the holders of the ordinary shares; and (ii) US$1,590,676 to the holders of the Series A and B Preferred Shares, such dividend to be payable in cash on or about November 27, 2009.

•	Amended the Articles of Association to reflect a 100-for-one stock split of the Company’s ordinary shares whereby each ordinary share of the Company is subdivided into 100 shares at a par value of US$0.0001. All shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the 100-for-one share split.

•	Amended the Company’s 2008 Share Incentive Plan, to increase the total number of ordinary shares that may be issued under the 2008 Share Incentive Plan from 1,321,800 ordinary shares to 4,765,800 ordinary shares.

27.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheet

	As at December 31,
	2007	2008	2008
	(successor)	(successor)	(successor)
	RMB	RMB	US$

ASSETS
Current Assets:
Cash	—	274,515	40,215
Amount due from subsidiary	36,523	167,140	24,485

Total current assets	36,523	441,655	64,700

Non-Current Assets:
Investment in subsidiaries	395,208	763,010	111,777
Deposit for non-current assets	—	37,746	5,529

Total assets	431,731	1,242,411	182,006

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

	As at December 31,
	2007	2008	2008
	(successor)	(successor)	(successor)
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accrued expenses and other liabilities	—	529	78
Amounts due to subsidiaries	—	615	90
Dividend payable	—	10,788	1,580

Total current liabilities	—	11,932	1,748

Non-Current Liabilities:
Convertible loan	36,853	—	—
Total liabilities	36,853	11,932	1,748

Commitments and Contingencies
Series A contingently redeemable convertible preferred shares (par value of US$0.01 per share; Authorized — nil and 200,000 shares as at December 31, 2007 and 2008, respectively; Issued and outstanding — nil and 176,942 shares as at December 31, 2007 and 2008, respectively. As at December 31, 2008, aggregate liquidation preference and redemption amounts were US$54,573 and US$38,147, respectively (2007-nil))	—	254,358	37,262
Series B contingently redeemable convertible preferred shares (par value of US$0.01 per share; Authorized — nil and 300,000 shares as at December 31, 2007 and 2008, respectively; Issued and outstanding — nil and 233,332 shares as at December 31, 2007 and 2008, respectively. As at December 31, 2008, aggregate liquidation preference and redemption amounts were US$90,583 and US$61,390, respectively (2007-nil))	—	411,101	60,224

Shareholders’ Equity:
Ordinary shares (par value of US$0.0001 per share as at December 31, 2007 and 2008, respectively; Authorized — 450,000,000 shares as at December 31, 2007 and 2008; Issued and outstanding — 50,000,000 and 70,428,100 shares as at December 31, 2007 and 2008, respectively)	41	55	8
Additional paid-in capital	443,016	1,113,150	163,070
Accumulated other comprehensive income (loss)	147	(3,822)	(560)
Retained earnings	(48,326)	(544,363)	(79,746)

Total shareholders’ equity	394,878	565,020	82,772

Total liabilities, preferred shares and shareholders’ equity	431,731	1,242,411	182,006

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

Condensed statements of operations

	September 10, 2007	For the Years Ended
	to December 31, 2007	December 31, 2008
	(successor)	(successor)
	RMB	RMB	US$

Revenues	—	—	—
Cost of revenues	—	—	—
General and administrative expenses	(53,862)	(4,593)	(673)

Operating loss	(53,862)	(4,593)	(673)
Equity in profit of subsidiaries	5,877	84,731	12,413
Interest income	—	364	53
Interest expense	—	(895)	(131)
Change in fair value of convertible note	(341)	(464)	(68)
Exchange loss	—	(74)	(11)

Net (loss) income	(48,326)	79,069	11,583

Accretion of Series A contingently redeemable convertible preferred shares	—	(270,343)	(39,604)
Accretion of Series B contingently redeemable convertible preferred shares	—	(304,763)	(44,646)

Net loss attributable to ordinary shareholders	(48,326)	(496,037)	(72,667)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

Condensed statements of cash flows

	For the Period from
	September 10, to	For the Year Ended December 31,
	December 31, 2007	2008	2008
	(successor)	(successor)	(successor)
	RMB	RMB	US$

Net cash generated from operating activities	—	526	77
Net cash used in investing activities	—	(448,224)	(65,662)
Net cash generated from financing activities	—	727,849	106,626
Exchange rate effect on cash	—	(5,636)	(826)

Net increase in cash	—	274,515	40,215
Cash at beginning of the year	—	—	—

Cash at end of the year	—	274,515	40,215

Supplemental schedule of non-cash activities:
Conversion of convertible notes into Series A contingently redeemable convertible preferred shares	—	176,082	25,795

Proceeds from convertible notes paid directly to a subsidiary of the Company	36,523	—	—

Basis of Presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in Subsidiaries” and the subsidiaries profit or loss as “Equity in profit or loss of subsidiaries” on the statement of income. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”) except for number of shares)

		As at			Pro Forma as at
		December 31,	September 30,		September 30,
	Note	2008*	2009	2009	2009	2009
		RMB	RMB	US$	RMB	US$
			(unaudited)	(unaudited)
					(unaudited)

ASSETS
Cash		353,991	285,703	41,854	250,276	36,664
Restricted cash, current portion	5	—	2,012	295
Accounts receivable (net of allowance of RMB3,830 (US$561) as of December 31, 2008 and September 30, 2009)		92,772	119,127	17,451
Prepayment and other current assets		43,566	56,869	8,331
Deferred tax assets, current portion		2,649	2,776	407

Total current assets		492,978	466,487	68,338
Non-Current Assets:
Restricted cash, non-current portion	5	—	5,233	767
Property, plant and equipment, net	3	349,121	557,433	81,661
Goodwill		300,163	300,163	43,972
Acquired intangible assets, net		181,838	161,450	23,652
Deposits for non-current assets	4	167,200	147,851	21,659
Deferred tax assets, non-current portion		12,650	12,648	1,853
Other non-current assets		10,445	10,782	1,578
Deferred initial public offering expenses		—	11,207	1,642

Total assets		1,514,395	1,673,254	245,122

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term bank borrowing	5	20,800	30,000	4,395
Long-term bank borrowings, current portion	5	39,840	44,880	6,575
Accounts payable		9,741	9,744	1,427
Accrual for purchase of property, plant and equipment		1,881	25,839	3,785
Obligations under capital leases, current portion		3,719	3,582	525
Accrued expenses and other liabilities		42,444	44,221	6,479
Income tax payable		17,041	22,864	3,349
Deferred revenue, current portion		12,656	13,395	1,962
Payable for acquisition of business components		28,016	6,500	952
Dividends payable	6	10,788	35,428	5,190	—	—
Amounts due to related parties	10	3,607	1,607	235

Total current liabilities		190,533	238,060	34,874

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

		As at
		December 31	As at September 30,		Pro Forma as at September 30,
	Note	2008*	2009	2009	2009	2009
		RMB	RMB	US$	RMB	US$
			(unaudited)	(unaudited)
					(unaudited)

Non-Current Liabilities:
Long-term bank borrowings, non-current portion	5	52,120	104,912	15,369
Deferred revenue, non-current portion		6,314	5,470	801
Obligations under capitalized leases, non-current portion		11,656	8,719	1,277
Lease deposit		3,215	3,269	479
Deferred tax liabilities, non-current portion		20,078	18,189	2,665

Total liabilities		283,916	378,619	55,465

Commitments and Contingencies	12
Series A contingently redeemable convertible preferred shares (par value of US$0.01 per share; Authorized — 200,000 shares as at December 31, 2008 and September 30, 2009; Issued and outstanding — 176,942 shares as at December 31, 2008 and September 30, 2009; pro forma nil (unaudited))	6	254,358	269,017	39,410
Series B contingently redeemable convertible preferred shares (par value of US$0.01 per share; Authorized — 300,000 shares as at December 31, 2008 and September 30, 2009; Issued and outstanding — 233,332 shares as at December 31, 2008 and September 30, 2009; pro forma nil (unaudited))	6	411,101	434,036	63,584
Shareholders’ Equity:
Ordinary shares (par value of US$0.0001 per share at December 31, 2008 and September 30, 2009; Authorized — 450,000,000 shares at December 31, 2008 and September 30, 2009; Issued and outstanding — 70,428,100 shares at December 31, 2008 and September 30, 2009, 111,455,500 shares for pro forma)		55	55	8	83	12
Additional paid-in capital		1,113,150	1,113,204	163,078	1,816,229	266,068
Accumulated other comprehensive loss		(3,822)	(4,037)	(592)	(4,037)	(592)
Accumulated deficit		(544,363)	(517,640)	(75,831)	(517,640)	(75,831)

Total shareholders’ equity		565,020	591,582	86,663	1,294,635	189,657

Total liabilities and shareholders’ equity		1,514,395	1,673,254	245,122

*	Amounts for the year ended December 31, 2008 were derived from the December 31, 2008 audited consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Note	For the Nine Months Ended September 30,
		2008	2009	2009
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)

Revenues, Net of Business Tax, Value-Added Tax and Related Surcharges:
Lease and management services		94,296	184,937	27,092
Management services		7,519	20,096	2,944
Other, net		178	624	91

Total net revenues		101,993	205,657	30,127

Cost of Revenues:
Lease and management services		(14,671)	(42,144)	(6,174)
Amortization of acquired intangibles		(13,671)	(20,388)	(2,987)
Management services		(19)	(9)	(1)

Total cost of revenues		(28,361)	(62,541)	(9,162)

Gross profit		73,632	143,116	20,965
Operating Expenses:
Selling expenses		(3,275)	(4,463)	(654)
General and administrative expenses		(12,468)	(19,687)	(2,884)

Operating Income		57,889	118,966	17,427
Interest expense (including related party amounts of RMB2,425 and RMB 54 (US$8) for the nine months ended September 30, 2008 and 2009, respectively)	10	(5,293)	(4,880)	(715)
Change in fair value of convertible notes		(464)	—	—
Foreign exchange loss		(13)	(218)	(32)
Gain from disposal of equipment		392	—	—
Interest income		116	823	121

Income before income taxes		52,627	114,691	16,801
Income tax expense	8	(12,611)	(25,734)	(3,770)

Net income		40,016	88,957	13,031

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the Nine Months Ended September 30,
	Note	2008	2009	2009
		RMB	RMB	USD
		(unaudited)	(unaudited)	(unaudited)

Accretion of Series A contingently redeemable convertible preferred shares	6	(262,286)	(23,851)	(3,494)
Accretion of Series B contingently redeemable convertible preferred shares	6	—	(38,383)	(5,623)

Net (loss) income attributable to ordinary shareholders		(222,270)	26,723	3,914

Income (loss) per share Basic and diluted	14	(3.67)	0.38	0.06

Weighted Average Number of Ordinary Shares Outstanding:
Basic and diluted shares	14	60,621,700	70,428,100	70,428,100

Pro forma income per share Basic and diluted on an as converted basis	14		0.80	0.12

Weighted Average Number of Ordinary Shares Outstanding Used in Computation of:
Pro forma basic and diluted on an as converted basis	14		111,455,500	111,455,500

See accompanying notes to unaudited condensed consolidated financial statements.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Nine Months Ended September 30,
	2008	2009	2009
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	40,016	88,957	13,031
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	4,215	—	—
Imputed interest on amounts due to related parties (note 10)	2,425	54	8
Depreciation of property, plant and equipment	9,413	35,101	5,142
Amortization of acquired intangible assets	13,671	20,388	2,987
Gain on disposal of equipment	(392)	—	—
Deferred tax benefit	(2,830)	(2,014)	(295)
Change in fair value of convertible notes	464	—	—
Interest expense	895	—	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(12,623)	(26,355)	(3,861)
Increase in prepayments and other current assets	(49,570)	(10,828)	(1,586)
Increase in other non-current assets	(500)	(1,035)	(152)
Increase in accounts payable	340	3	—
Increase (decrease) in accrued expenses and other liabilities	16,057	(5,543)	(812)
Increase (decrease) in deferred revenue	5,898	(105)	(15)
Decrease in lease deposit	12	54	8
(Decrease) increase in income tax payable	(121)	5,823	853

Net cash generated from operating activities	27,370	104,500	15,308

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of subsidiaries, net of cash acquired	(219,163)	(21,534)	(3,155)
Deposits with Chang’an Hospital and its affiliated companies (note 15)	(300)	(11,800)	(1,729)
Acquisition of property, plant and equipment	(12,439)	(74,033)	(10,845)
Deposits for the purchase of non-current assets	(71,406)	(116,059)	(17,002)
Proceeds from disposal of property, plant and equipment	2,616	—	—

Net cash used in investing activities	(300,692)	(223,426)	(32,731)

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the Nine Months Ended September 30,
	2008	2009	2009
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible notes	140,241	—	—
Proceeds from issuance of Series A contingently redeemable convertible preferred shares (net of paid issuance costs of RMB2,449)	67,671	—	—
Payment of issuance cost of convertible shares	—	(529)	(77)
Payment of deferred initial public offering costs	—	(3,355)	(491)
Proceeds from short-term bank borrowings	—	19,000	2,783
Proceeds from long-term bank borrowings	—	128,780	18,866
Repayment of obligations under capitalized leases	(2,703)	(3,074)	(450)
Repayment of long-term bank borrowings	(17,260)	(70,948)	(10,393)
Repayment of short-term bank borrowings	—	(9,800)	(1,436)
Increase in amounts due to related parties	(11,000)	(2,000)	(293)
Increase in restricted cash	—	(7,245)	(1,061)
Proceeds from exercise of share options	101,458	—	—

Net cash generated from financing activities	278,407	50,829	7,448

Exchange rate effect on cash	(5,949)	(191)	(29)

Net decrease in cash	(864)	(68,288)	(10,004)
Cash at beginning of period	39,792	353,991	51,858

Cash at end of period	38,928	285,703	41,854

Supplemental schedule of cash flows information:
Income tax paid	(7,346)	(20,787)	(3,045)
Interest paid	(1,671)	(4,771)	(699)
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accrual for purchase of property, plant and equipment	—	18,957	2,777
Acquisition of property, plant and equipment through utilization of deposits	14,712	152,181	22,294
Conversion of convertible notes into Series A contingently redeemable convertible preferred shares	176,082	—	—

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

				Accumulated	Retained
	Number of		Additional	Other	Earnings	Total
	Ordinary	Ordinary	Paid-in	Comprehensive	(Cumulative	Shareholders’
	Shares	Shares	Capital	Income(loss)	Deficit)	Equity
	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2007	50,000,000	41	443,016	147	(48,326)	394,878

Comprehensive income
Net income	—	—	—	—	40,016	40,016
Foreign currency translation adjustments	—	—	—	(5,810)	—	(5,810)

Total comprehensive income						34,206
Imputed interest on related parties’ loan (note 10)	—	—	2,425	—	—	2,425
Exercise of share options	21,184,600	15	114,591	—	—	114,606
Redesignation of 756,500 ordinary shares to Series A contingently redeemable convertible preferred shares	(756,500)	(1)	1	—	—	—
Share-based compensation	—	—	4,215	—	—	4,215
Recognition of beneficial conversion feature upon issuance of Series A contingently redeemable convertible preferred shares	—	—	253,317	—	—	253,317
Accretion of Series A contingently redeemable convertible preferred shares (note 6)	—	—	—	—	(262,286)	(262,286)

Balance as of September 30, 2008	70,428,100	55	817,565	(5,663)	(270,596)	541,361

Comprehensive income
Net income	—	—	—	—	39,053	39,053
Foreign currency translation adjustments	—	—	—	1,841	—	1,841

Total comprehensive income						40,894
Imputed interest on related parties’ loan	—	—	566	—	—	566
Recognition of beneficial conversion feature upon issuance of Series B contingently redeemable convertible preferred shares	—	—	295,019	—	—	295,019
Accretion of Series A contingently redeemable convertible preferred shares	—	—	—	—	(8,057)	(8,057)
Accretion of Series B contingently redeemable convertible preferred shares	—	—	—	—	(304,763)	(304,763)

Balance as of December 31, 2008	70,428,100	55	1,113,150	(3,822)	(544,363)	565,020

Comprehensive income
Net income	—	—	—	—	88,957	88,957
Foreign currency translation adjustments	—	—	—	(215)	—	(215)
Total comprehensive income						88,742
Imputed interest on related parties’ loan (note 10)	—	—	54	—	—	54
Accretion of Series A contingently redeemable convertible preferred shares (note 6)	—	—	—	—	(23,851)	(23,851)
Accretion of Series B contingently redeemable convertible preferred shares (note 6)	—	—	—	—	(38,383)	(38,383)

Balance as of September 30, 2009	70,428,100	55	1,113,204	(4,037)	(517,640)	591,582

Balance as of September 30, 2009, in US$		8	163,078	(590)	(75,831)	86,664

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the financial statements of Concord Medical Services Holdings Limited (the “Company”) and its subsidiaries (the “Group”). These unaudited condensed consolidated financial statements of the Group have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2008. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2009. The consolidated balance sheet as of December 31, 2008 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2008.

Subsequent events have been evaluated through the date these unaudited condensed consolidated financial statements were issued, November 6, 2009.

Principles of Consolidation

The condensed consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Convenience Translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8262 to US$1.00 on September 30, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Restricted Cash

Short-term and Long-term restricted cash represents cash collateral deposits required to be maintained pursuant to certain contractual financing arrangements the Group entered into with certain financial institutions (see note 5.)

Deferred Initial Public Offering Expenses

Deferred initial public offering expenses represent incremental costs incurred by the Group directly attributable to the Company’s initial public offering. The deferred initial public offering costs will be charged against the gross proceeds of such offering.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

Recent Accounting Pronouncements

There have been no developments to recently issued accounting standards, including the expected dates of adoption and estimated effects on the Group’s consolidated financial statements, from those disclosed in the Group’s consolidated financial statements for the year ended December 31, 2008, except for the following:

•	In April 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 805-20, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” to amend SFAS 141 (revised 2007) “Business Combinations.” ASC 805-20 addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. ASC 805-20 also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements, absent any material business combinations.

•	In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. Specifically, SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

•	In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends FASB Interpretation No. 46(R), “Variable Interest Entities” for determining whether an entity is a variable interest entity (“VIE”) and requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE. Under SFAS 167, an enterprise has a controlling financial interest when it has a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. SFAS 167 also requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity’s economic performance. SFAS 167 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities. The Company is currently evaluating the impact the adoption of SFAS 167 will have on its consolidated financial statements.

•	In June 2009, the FASB issued ASC 105-10, “Generally Accepted Accounting Principles,” previously referenced as FASB Statement No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This statement modifies the Generally Accepted Accounting Principles (“GAAP”) hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards CodificationTM (“ASC”), also known collectively as the “Codification,” is considered

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize U.S. GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. This statement applies beginning in third quarter 2009. All accounting references have been updated, and therefore U.S. GAAP standards have been replaced with ASC references. This standard had no impact on the Company’s financial position, results of operations or cash flows.

•	In August 2009, the FASB issued Accounting Standards Update No. 2009-5, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). ASU 2009-05 amends Accounting Standards Codification Topic 820, “Fair Value Measurements.” Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of Topic 820 of the Accounting Standards Codification (e.g. an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

•	In September 2009, the Emerging Issues Task Force (EITF) reached final consensus on ASC 605-25, “Revenue Arrangements with Multiple Deliverables.” ASC 605-25 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. EITF 08-1 may be applied retrospectively or prospectively for new or materially modified arrangements and early adoption is permitted. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

2.	BUSINESS COMBINATION

On July 31, 2008, the Company completed the acquisition of China Medstar at which time China Medstar became a 100% owned subsidiary of the Group. The results of China Medstar’s operations have been included in the Company’s consolidated financial statements commencing August 1, 2008, the acquisition date.

The following unaudited pro forma condensed consolidated financial information reflects the Group’s condensed consolidated results of operations for the period from January 1, 2008 to September 30, 2008 (successor) as if the acquisition of China Medstar had occurred on January 1, 2008. The unaudited pro forma results have been prepared for information purposes only and do not purport to be indicative of what the Company’s condensed consolidated results of operations would have been had the acquisition of China Medstar actually taken place on January 1, 2008, and may not be indicative of future results of operations. Due to the overall insignificance of the acquisitions and their respective

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

results of operations individually and in the aggregate of XHF and other entities for the year ended December 31, 2008, unaudited pro forma consolidated financial information has not been provided.

	Nine Months Ended September 30, 2008
	RMB	US$

Revenues, net	164,867	24,152

Net income	67,573	9,899

Net loss attributable to ordinary shareholders	(194,274)	(28,460)

Net loss per common share — basic and diluted	(3.20)	(0.47)

3.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31,
	2008	September 30, 2009
	RMB	RMB	US$
		(unaudited)	(unaudited)

Medical equipment	299,100	524,514	76,838
Electronic and office equipment	1,895	2,154	316
Motor vehicles	178	520	76
Leasehold improvement and building improvement	1,182	2,552	375
Construction in progress	65,029	79,883	11,702

Total	367,384	609,623	89,307
Less: Accumulated depreciation	(18,263)	(52,190)	(7,646)

	349,121	557,433	81,661

Depreciation expenses were approximately RMB9,413 and RMB35,101 (US$5,142) for nine months ended September 30, 2008 and 2009, respectively. As at December 31, 2008 and September 30, 2009, certain of the Group’s property, plant and equipment were pledged as security for bank borrowings (see note 5.) As at December 31, 2008 and September 30, 2009, the Company held equipment under operating lease contracts with customers with an original cost of RMB299,100 and RMB241,414 (US$35,366) and accumulated depreciation of RMB17,705 and RMB23,786 (US$3,485), respectively.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

4.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	December 31, 2008	September 30, 2009
	RMB	RMB	US$
		(unaudited)	(unaudited)

Deposit for purchase of property, plant and equipment*	128,749	98,822	14,477
Deposit held by a related party **	17,630	16,420	2,405
Other ***	20,821	32,609	4,777

	167,200	147,851	21,659

*	Represents interest-free non-refundable partial payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of medical equipment to customers. As at September 30, 2009, the remaining contractual obligations associated with these purchase contracts are approximately RMB102,688 (US$15,043) which is included in the amount disclosed as Purchase commitments in note 12. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering the equipment. To date, the Group has not experienced any loss on deposit to suppliers.
**	On October 31, 2008, the Group entered into a long-term sale and purchase agreement with Our Medical New Technology, under which the Group agreed to purchase gamma knife systems at agreed upon prices and Our Medical New Technology also agreed to provide the Group relevant maintenance and repair services and training. Our Medical New Technology is controlled by an individual who is a relative of a shareholder of the company. (See note 10.)
***	The Group has entered into two distinct framework agreements with Chang’an Hospital Co. Ltd. (“Chang’an”) and Chang’an Information Industry (Group) Co., Ltd., (“Chang’an Information”) towards the development and construction of the following two medical facilities:
On December 18, 2007, the Group entered into a framework agreement to build a proton treatment center in Beijing, pursuant to which the Group paid deposits to a subsidiary of Chang’an Information to be used towards the construction of the proton treatment center (“Beijing Proton Medical Center”). Total deposits paid as of December 31, 2008 and September 30, 2009 pursuant to this arrangement amounted to RMB3,821 and RMB14,615 (US$2,141), respectively.
On July 1, 2008, the Group entered into a framework agreement with Chang’an to build a cancer center in northwest China, the Chang’an CMS International Cancer Center (“CCICC”) pursuant to which the Group paid deposits to Chang’an totaling RMB17,000 and RMB18,000 (US$2,635), which have been recorded as a non-current deposit as of December 31, 2008 and September 30, 2009, respectively. (See note 15.)

5.	BANK BORROWINGS

	December 31, 2008	September 30, 2009
	RMB	RMB	US$
		(unaudited)	(unaudited)

Total bank borrowings	112,760	179,792	26,339

Comprised of:
Short-term	20,800	30,000	4,395
Long-term, current portion	39,840	44,880	6,575

	60,640	74,880	10,970
Long-term, non-current portion	52,120	104,912	15,369

	112,760	179,792	26,339

All bank borrowings at December 31, 2008 and September 30, 2009 are obtained from financial institutions in the PRC and are secured by equipment with a net book value of RMB81,595 and RMB217,646 (US$31,884), accounts receivable with carrying value of nil and RMB10,131 (US$1,484), and restricted cash with carrying value of nil and

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

RMB7,245 (US$1,062), respectively. Restricted cash is classified as current and non-current in the amounts of RMB2,012 (US$295) and RMB5,233 (US$767), respectively, based on the classification of the underlying financing.

As at December 31, 2008 and September 30, 2009, the short-term bank borrowing bore a weighted average interest of 6.66% and 5.07% per annum, and the long-term bank borrowings bore weighted average interest of 7.47% and 5.18% per annum, respectively. All borrowings are denominated in RMB.

The Group entered into four new bank borrowings with PRC financial institutions during the nine months ended September 30, 2009 with an aggregate principal amount of RMB155,000, of which RMB93,980 (US$13,768) was drawn down as at September 30, 2009. The weighted average interest rate of these four new bank borrowings was 5.47%. The three bank financing arrangements are secured by certain accounts receivable and restricted cash deposited with each of the respective financial institutions.

One of these new borrowing arrangements were entered into by a subsidiary of the Group, MSC, which requires MSC and AMS, another subsidiary of the Group, in accordance with PRC GAAP, to maintain a financial reporting covenant of tangible net worth of at least RMB400,000 and RMB180,000 and total gearing ratio of less than 0.5 and 0.36, respectively. Tangible net worth is calculated as the sum of issued share capital and reserves less goodwill and intangible assets and any amount due from shareholders and the total gearing ratio is calculated as the ratio of total liabilities to tangible net worth. The Group was in compliance of these financial covenants as of September 30, 2009. The remaining bank borrowings do not have any financial reporting or administrative covenants restricting the Company’s operating, investing and financing activities.

6.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES

Background

On November 17, 2007, OMS, a subsidiary of the Group, issued notes convertible into Series A contingently redeemable convertible preferred shares (the “Series A Preferred Shares”) with a principal amount of US$5,000 (the “Tranche A Convertible Notes”) to Carlyle Asia Growth Partners III, L.P. (hereafter, “Carlyle Asia”) and CAGP III Co- Investment, L.P. (an affiliate of Carlyle Asia, together with Carlyle Asia, “Carlyle”) for cash consideration of US$5,000. On April 10, 2008, the total principal and accrued and unpaid interest of the Tranche A Convertible Notes amounting to US$5,171 were converted into 28,882 Series A Preferred Shares.

On April 2, 2008, the Company issued notes convertible into Series A Preferred Shares (“Tranche B Convertible Notes”) at the holder’s option to Carlyle with a principal amount of US$20,000. On July 31, 2008, Carlyle exercised its conversion right and the total principal and accrued and unpaid interest of the Tranche B Convertible Notes amounting to US$20,547 was converted into 87,425 Series A Preferred Shares.

On April 10, 2008, OMS issued an aggregate of 53,070 Series A Preferred Shares to Carlyle and CICC Sun Company Limited (“CICC”) for total cash proceeds of US$10,000. On June 18, 2008, the Company agreed that a relative of a director of the Company shall transfer 756,500 of her own holdings of the Company’s ordinary shares, which were redesignated as 7,565 Series A Preferred Shares, and issued to CICC.

On October 20, 2008, the Company issued an aggregate of 233,332 Series B contingently redeemable convertible preferred shares (the “Series B Preferred Shares”) to Carlyle, Starr Investments Cayman II, Inc. (“Starr”), and CICC for cash consideration of US$25,000, US$25,000 and US$10,000, respectively.

Accounting for the contingently redeemable convertible preferred shares

The Preferred Shares have been classified as mezzanine equity recorded at the subscription amount, less issuance costs, and is accreted to the redemption amount using the effective interest method. The redemption amount for the

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

Preferred Shares provides the shareholder with a 12.5% compounded annual return on the original subscription price or converted value, of which 5% is payable as a fixed dividend. For the nine months ended September 30, 2008 and 2009, the Group recorded accretion related to its Series A Preferred Shares in the amount of RMB8,969 and RMB23,851 (US$3,494), of which RMB3,655 and RMB9,192 (US$1,347) were recorded as dividends payable, respectively. Similarly, for the nine months ended September 30, 2009, the Group recorded accretion expense for its Series B Preferred Shares in the amount of RMB38,383 (US$5,623), of which RMB15,448 (US$2,263) was recorded as dividends payable.

A beneficial conversion feature exists when the effective conversion price of the Preferred Shares is lower than the fair value of the ordinary shares on their issuance date. The effective conversion price of the Series A Preferred Shares, after considering the impact of all adjustments to the conversion price, was lower than the average estimated fair value of US$0.95 per ordinary share. The allocation of the beneficial conversion feature is recorded to additional paid-in capital. Because the Preferred Shares do not have a stated redemption date, the beneficial conversion feature is accreted to the earliest conversion date, which was upon issuance. For the nine months ended September 30, 2008, the aggregate beneficial conversion feature in relation to the April 2008 and June 2008 issuances of Series A Preferred Shares amounted to RMB253,317 (US$37,110).

Upon the occurrence of a Put Trigger Event, each holder of Preferred Shares shall have the right to require the Company to purchase all the Preferred Shares held by the Preferred Shareholders at a rate of return of 12.5%. A Put Trigger Event means any of the non-completion of a qualified initial public offering by the third anniversary of the closing date of the subscription of the Preferred Shares, the resignation of certain key directors of the Company and its subsidiaries which would likely to result in a material adverse effect, or the breach or failure to comply with any applicable laws that has had or would be reasonably likely to have, a material adverse effect. As at December 31, 2008 and September 30, 2009, the Series A Preferred Shares redemption amounts were US$38,147 and US$41,638, and similarly, the Series B Preferred Shares redemption amounts were US$61,390 and US$67,008, respectively.

In the case of liquidation, dissolution or winding up of the Company, each holder of Preferred Shares shall be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus of funds of the Company to the holders of the ordinary shares, the amount equal to the sum of 150% times the original price of each Preferred share plus all accrued but unpaid dividends thereon. As at December 31, 2008 and September 30, 2009, aggregate liquidation preference amounts for the Series A Preferred Shares were US$54,573 and US$55,471, respectively, and similarly, the aggregate liquidation preference amounts for the Series B Preferred Shares were US$90,583 and US$92,846, respectively.

7.	RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

accounting principles, totaling approximately RMB680,476 and RMB912,850 (US$133,727) as of December 31, 2008 and September 30, 2009, respectively.

8.	TAXATION

During the nine months ended September 30, 2009, the Group has no additional unrecognized tax benefits relating to uncertain tax positions except for accruing interests related to unsolved previous year unrecognized tax benefits. Also, the Group does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

As of December 31, 2008 and September 30, 2009, the Group has recognized approximately RMB20,509 and RMB21,647 (US$3,171) as an accrual for unrecognized tax benefits, respectively. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of September 30, 2009, the Group classified the RMB21,647 (US$3,171) accrual as a current liability.

9.	EMPLOYEE SHARE OPTIONS

On October 16, 2008, the Board of Directors adopted the 2008 Share Incentive Plan (“The 2008 Share Incentive Plan”). The 2008 Share Incentive Plan provides for the granting of options, share appreciation rights, or other share-based awards to key employees, directors or consultants. The total number of the ordinary shares of the Company that may be issued under the 2008 Share Incentive Plan is up to 1,321,800. As of September 30, 2009, no awards have been granted under the 2008 Share Incentive Plan.

10.	RELATED PARTY TRANSACTIONS

a)  Related parties

Name of Related Parties	Relationship with the Group

Mr. Haifeng Liu	A relative of shareholder of the Company
Mr. Jianyu Yang	Director and shareholder of the Company
Mr. Zheng Cheng	Director and shareholder of the Company
Mr. Yaw Kong Yap	Director and shareholder of the Company
Shenzhen Hai Ji Tai Technology Co., Ltd. (“Haijitai”)	A company owned by Mr. Haifeng Liu
Beijing Medstar Hi-Tech Investment Co., Ltd. (“Beijing Medstar”)	A company under the control of Mr. Zheng Cheng
Our Medical New Technology Co., Ltd (“Our Medical”)	A company under the control of Mr. Haifeng Liu

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

b)	The Group had the following related party transactions for the nine months ended September 30, 2008 and 2009:

	Nine Months Ended September 30,
	2008	2009
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)

Short-term interest-free loans borrowed from:
Mr. Jianyu Yang	4,000	—	—
Repayment of interest-free loans borrowed from:
Haijitai	12,000	—	—
Mr. Jianyu Yang	3,000	—	—
Mr. Haifeng Liu	—	2,000	293
Non-current deposits made to:
Our Medical	126	11,442	1,676
Purchase of radioactive material source through utilization of non-current deposits from :
Our Medical	—	12,652	1,853

Imputed interest, calculated using incremental borrowing rates ranging from 6.57% to 7.48%, amounting to approximately RMB2,425, and RMB54 (US$8)for the nine months ended September 30, 2008 and 2009 respectively, were recorded with an offsetting credit to Additional Paid-in Capital.

c)  The Group had the following related party balances:

	December 31, 2008	September 30, 2009
	RMB
		RMB	US$
		(unaudited)	(unaudited)

Amount due to related parties:
Beijing Medstar	196	196	28
Mr. Haifeng Liu	2,000	—	—
Mr. Zheng Cheng	1,351	1,351	198
Mr. Yaw Kong Yap	60	60	9

	3,607	1,607	235

Deposits held by a related party:
Our Medical	17,630	16,420	2,405

All balances with the related parties as of December 31, 2008 and September 30, 2009 were unsecured, interest-free and have no fixed terms of repayment.

11.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB480 and RMB1,694 (US$248) for the nine months ended September 30, 2008 and 2009, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expense in the statements of operations as incurred. The total amounts for such employee benefits, who is also a Director of the Company, were approximately RMB15 and RMB40 (US$6) for the nine months ended September 30, 2008 and 2009, respectively.

12.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

During the nine months ended September 30, 2009, the Group entered into two non-cancellable corporate office operating leases with a lease term of two and three years, respectively. These leases have no renewal options, material rent escalation clauses or contingent rents. Upon termination of the leases, they are renewable at fair value upon negotiation with the lessor.

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at September 30, 2009:

	RMB	US$

Three months ended December 31,
2009	1,336	196
Year ended December 31,
2010	5,148	754
2011	4,763	698
2012	2,305	338

	13,552	1,986

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. For the nine months ended September 30, 2008 and 2009, total rental expenses for all operating leases amounted to approximately RMB1,581 and RMB3,830 (US$561), respectively.

Purchase commitments

The Group has commitments to purchase certain medical equipment of approximately RMB102,688 (US$15,043) as of September 30, 2009, which are scheduled to be paid within one year.

13.	SEGMENT REPORTING

The Group’s chief operating decision maker operates, evaluates performance, allocates resources, and manages its business as a single segment which includes primarily lease, management services and equipment sales.

Lease and management services accounted for approximately 90% and 90% of the Group’s net revenue for the nine months ended September 30, 2008 and 2009, respectively. Any significant reduction in sales from this service could have a substantial negative impact on the Group’s results of operations.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

Hospital A and Hospital B represented the two largest customers of the Group accounting for approximately RMB21,988 (US$3,221) and RMB20,861 (US$3,056), respectively, each of which is more than 10% of the Group’s consolidated revenues for nine months ended September 30, 2009. Hospital A represented the largest customer of the Group accounting for approximately RMB14,644 of revenues, which is greater than 10% of the Group’s consolidated revenues for the nine months ended September 30, 2008.

Geographic disclosures:

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

14.	(LOSS) INCOME PER SHARE (UNAUDITED)

Basic and diluted (loss) income per share for each of the periods presented is calculated as follows:

	Nine Months Ended September 30,
	2008	2009
	(amounts in thousands except for the number of shares and per share data)
	RMB	RMB	US$

Numerator:
Net (loss) income attributable to ordinary shareholders used in calculating loss per ordinary share — basic and diluted	(222,270)	26,723	3,914
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted loss per share	60,621,700	70,428,100	70,428,100

Basic and diluted (loss) income per share	(3.67)	0.38	0.06

In the nine months ended September 30, 2008, the diluted loss per share is the same as basic loss per share because the if-converted method would not be applied as the effect of the convertible notes would be anti-dilutive. The share options should not be included in the calculation of diluted loss per share because the company incurred a net loss and, therefore, the effect would be anti-dilutive.

In the nine months ended September 30, 2009, the basic income per share was calculated using the two class method because the Preferred Shares were participating securities. Diluted income per share is the same as basic income per share because the effects of the Preferred Shares were anti-dilutive when computed on an “if converted” basis.

In 2008, the Company issued Series A and Series B contingently redeemable convertible preferred shares. Each Preferred Share shall be convertible, at the option of the holder thereof, at any time after the closing of the subscription, into a number of fully paid and non-assessable ordinary shares at a ratio 1:100 and is subject to adjustment pursuant to anti-dilution provisions. One hundred percent of each class of the Preferred Shares which are outstanding immediately prior to the closing of the qualified initial public offering shall, on and with effect from the closing of the qualified initial public offering, be automatically converted into ordinary shares. Assuming the conversion had occurred “on a

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

hypothetical” basis on January 1, 2009, the pro-forma basic and diluted loss per share for the nine months ended September 30, 2009 is calculated as follows:

For the Nine
Months Ended
September 30,
2009
(pro forma)
RMB
(amounts in
thousands except
for the number of
shares and per
share data)

Numerator
Net income attributable to ordinary shareholders	26,723
Pro forma adjustments:
Series A contingently redeemable convertible preferred shares — accretion to redemption amount	23,851
Series B contingently redeemable convertible preferred shares — accretion to redemption amount	38,383

Net income for pro forma basic and diluted income per share	88,957

Denominator
Weighted average number of ordinary shares outstanding used in calculating basic income per share	70,428,100
Conversion of Series A preferred shares	17,694,200
Conversion of Series B preferred shares	23,333,200

Weighted average number of ordinary shares outstanding used in calculating basic and diluted income per share	111,455,500

Pro forma income per share — basic and diluted	0.80

Pro forma income per share — basic and diluted (in US$)	0.12

15.	ARRANGEMENT WITH CHANG’AN HOSPITAL CO., LTD.

The Group has entered into the following agreements with Chang’an Hospital Co., Ltd. (“Chang’an”), a general hospital located in Xi’an in Shaanxi province in the PRC, which is also a significant customer of the Group, and certain of its related parties, including the controlling parent of Chang’an, Chang’an Information Industry (Group) Co., Ltd., (“Chang’an Information”), a China-based conglomerate engaged in information technology, real estate and the medical industries; a subsidiary of Chang’an, Xi’an Century Friendship Medical Technology R&D Co., Ltd.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

(“Xi’an”), and another subsidiary controlled by Chang’an Information, Beijing Century Friendship Science & Technology Development Co., Ltd., (“Beijing Century”):

Management agreements to provide stand-alone management services

The Group entered into a Medical Equipment Entrusted Management Agreement on March 1, 2007 with Xi’an and Chang’an to provide management services with respect to radiotherapy and diagnostic equipment owned by Xi’an located in the oncology center of Chang’an. Commencing January 1, 2010 or an agreed upon earlier date, Concord has the option to purchase the radiotherapy and diagnostic equipment owned by Xi’an at fair value if the Chang’an oncology center’s annualized revenues achieves a certain targeted level. Total management services revenue recognized under this contract was RMB6,135 and RMB10,921 (US$1,600) for the nine months ended September 30, 2008 and 2009, respectively. Accounts receivable related to this contract as at December 31, 2008 and September 30, 2009 was RMB4,000 and RMB10,921 (US$1,600), respectively.

On August 25, 2009, the Group entered into an Equipment Purchase Agreement with Xi’an and Chang’an to acquire the radiotherapy and diagnostic equipment for a total cash consideration of RMB72,716 (US$10,646), of which RMB50,000 (US$7,325) was paid in September 2009. Concurrently, the Group also converted the stand-alone management services arrangement into a lease and management service agreement, which provides the Group with a percentage of net profit generated by Chang’an’s oncology center. Commencing September 2009, the Group records all revenue associated with this arrangement as lease and management services revenue. The depreciation expense of the associated equipment is recorded as lease and management services cost of revenues. Total lease and management service revenue recognized under this lease and management service agreement was RMB2,036 (US$298) for the nine months ended September 30, 2009. Accounts receivable related to this contract as at September 30, 2009 was RMB2,036 (US$298).

On August 1, 2008, the Company signed an Entrusted Management Contract with Xi’an and Chang’an to provide general administrative management services to Chang’an. Under this arrangement, the Group earns a certain percentage of total monthly revenues of Chang’an Hospital. In accordance with the contract, the Group paid a performance guarantee deposit of RMB15,000 (US$2,197) to a related party of Xi’an, which is refundable 15 days after the cancellation or expiration of the contract (January 15, 2010). Total revenue recognized during the nine months ended September 30, 2009 under this contract was RMB9,024 (US$1,322). Accounts receivable related to this contract as at September 30, 2009 was RMB9,024 (US$1,322).

Beijing Proton Medical Center

On December 18, 2007, the Group entered into a framework agreement with Chang’an Information to build a Beijing Proton Medical Center (“Proton Center”). The Proton Center will initially be established by Chang’an Information with a total registered capital of RMB100,000. The parties agreed that after certain capital injections from the Group are made for purposes of financing the construction and center development costs, the Company will hold a 51.2% interest in the Proton Center, while Jian Chang Group Limited, a related party of Chang’an, will hold 28.8% and China-Japan Friendship Hospital, a state-owned hospital, will hold 20.0%. Once the Proton Center commences operations, the Group shall own a 51.2% controlling interest in the Proton Center and will consolidate the operating results and financial position within the Group. Additional contractual arrangements will be entered into by the Group once all relevant permits and approvals are obtained. In order for this framework agreement to become effective, the Group is required to pay a deposit of RMB10,000 (US$1,465); this deposit was not paid as of December 31, 2008 and September 30, 2009.

To assist with the project, the Group has made deposits to Beijing Century in the amounts of RMB3,821 and RMB14,615 (US$2,141) as of December 31, 2008 and September 30, 2009, respectively, towards certain setup and

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

construction costs of the Proton Center; these deposits are due back to the Group by December 31, 2009. All of the deposits are guaranteed by Chang’an Information.

Chang’an CMS International Cancer Center

On July 1, 2008, the Group entered into a framework agreement with Xi’an to build a cancer center in northwest China, to be called Chang’an CMS International Cancer Center (“CCICC”). Although the CCICC will initially be established by Xi’an, the parties agreed that after certain initial capital injections estimated at RMB34,800 (US$5,098) from the Group are made, the Company shall hold a controlling interest of 52% in the CCICC, while Xi’an will hold a non-controlling interest of 48%. Similarly, the Group anticipates having to consolidate the operating results and financial position of the CCICC when the Group obtains a controlling interest. As of September 30, 2009, Xi’an is waiting for all relevant permits and approvals to be obtained prior to the legal establishment the CCICC, upon which, additional contractual arrangements will be entered into by the Group. As of December 31, 2008 and September 30, 2009, the Group paid a deposit of RMB15,000 (US$2,197) to a related party of Xi’an in accordance with the framework agreement.

There are no other obligations under the current framework agreement and the agreement does not specify a contractual completion date for the deposit to be repaid to the Group. If the CCICC is established, the RMB15,000 deposit will be applied against future capital injections beyond the initial capital investment estimate of RMB34,800. The Group has also paid deposits to Xi’an to be used towards setup and construction costs of the CCICC amounting to RMB2,000 and RMB3,000 (US$439) as of December 31, 2008 and September 30, 2009, respectively.

The Group had the following transactions with Chang’an and its affiliated companies for the nine months ended September 30, 2008 and 2009:

	Nine Months Ended September 30,
	2008	2009	2009
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)

Management services revenue:
Medical Equipment Entrusted Management Agreement	6,135	10,921	1,600
Entrusted Management Contract	—	9,024	1,322
Lease and management service revenue:	—	2,036	298

Total revenue	6,135	21,981	3,220

Accounts receivable due from Chang’an	4,000	21,981	3,220

The Group had the following deposits on loan with Chang’an and its affiliated companies as at December 31, 2008 and September 30, 2009:

	December 31,	September 30,	September 30,
	2008	2009	2009
	RMB	RMB	US$
		(unaudited)	(unaudited)

Current — Entrusted Management Contract	15,000	15,000	2,197
Non-current — Proton Center and CCICC	20,821	32,615	4,778

Total	35,821	47,615	6,975

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amount in thousands of Renminbi (“RMB”) and United States Dollar (“US$”),
except for number of shares) — (Continued)

16.	SUBSEQUENT EVENTS

In accordance with ASC subtopic 855-10 (“ASC 855-10”), Subsequent Events: Overall (Pre-Codification: SFAS 165), the Company evaluated subsequent events through November 17, 2009, which was the date that the consolidated interim financial statements were available to be issued. The Company had the following significant subsequent events:

On November 17, 2009, the Company’s Board of Directors approved the following resolutions:

•	To distribute an interim dividend to the holders of the ordinary shares as at November 17, 2009 in the sum of (i) US$2,391,534 to the holders of the ordinary shares; and (ii) US$1,590,676 to the holders of the Series A and B Preferred Shares, such dividend to be payable in cash on or about November 27, 2009.

•	Amended the Articles of Association to reflect a 100-for-one stock split of the Company’s ordinary shares whereby each ordinary share of the Company is subdivided into 100 shares at a par value of US$0.0001. All shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the 100-for-one share split.

•	Amended the Company’s 2008 Share Incentive Plan, to increase the total number of ordinary shares that may be issued under the 2008 Incentive Plan from 1,321,800 ordinary shares to 4,765,800 ordinary shares

CHINA MEDSTAR PTE. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Medstar Limited

We have audited the accompanying consolidated balance sheets of China Medstar Limited (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2007 and July 31, 2008, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the year and the seven months period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2007 and July 31, 2008 and the consolidated results of their operations and their cash flows for the year and the seven months period then ended in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young Hua Ming
Shenzhen, the People’s Republic of China
September 3, 2009

CHINA MEDSTAR LIMITED

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

		As at
		December 31,	As at July 31,
	Notes	2007	2008	2008
		RMB	RMB	US$

ASSETS
Current assets:
Cash		25,926	19,584	2,869
Accounts receivable		21,038	49,731	7,285
Prepayment and other current assets	4	3,780	7,477	1,095
Deferred tax assets	8	58	261	38
Current assets held for sale	9	4,410	—	—

Total current assets		55,212	77,053	11,287

Non-current assets:
Property, plant and equipment, net	5	216,918	284,699	41,707
Deposits for property, plant and equipment		58,678	83,505	12,233
Deferred tax assets	8	7,747	7,526	1,103
Non-current assets held for sale	9	316	—	—
Other non-current assets		8,435	7,229	1,059

Total assets		347,306	460,012	67,389

CHINA MEDSTAR LIMITED

CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”) except for number of shares)

		As at
		December 31,	As at July 31,
	Notes	2007	2008	2008
		RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	6	21,500	21,500	3,150
Long-term bank borrowings, current portion	6	12,623	19,320	2,830
Accounts payable		6,733	30,238	4,430
Accrual for purchase of property, plant and equipment		192	8,595	1,259
Accrued expenses and other liabilities	7	7,032	20,825	3,051
Income tax payable		3,605	4,743	694
Deferred revenue, current portion		737	4,622	677
Current liabilities of discontinued operation	9	90	—	—
Amounts due to related parties	11	1,591	13,881	2,033

Total current liabilities		54,103	123,724	18,124
Non-current liabilities:
Long-term bank borrowings, non-current portion	6	89,600	103,070	15,099
Deferred revenue, non-current portion		3,683	3,344	490
Lease deposits		2,118	3,185	467

Total liabilities		149,504	233,323	34,180

Commitments and contingencies	13
Minority interests		2,179	—	—
Shareholders’ equity:
Share capital (Issued and outstanding — 27,564,138 shares as at December 31, 2007 and July 31, 2008; nil par value)	1	129,557	129,557	18,979
Additional paid-in capital		19,237	21,962	3,218
Accumulated other comprehensive loss		(929)	(682)	(100)
Retained earnings		47,758	75,852	11,112

Total shareholders’ equity		195,623	226,689	33,209

Total liabilities and shareholders’ equity		347,306	460,012	67,389

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MEDSTAR LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

		Year Ended
		December 31,	Seven Month Period Ended
	Notes	2007	July 31, 2008
		RMB	RMB	US$

Revenues, net of business tax, value-added tax and related surcharge:
Lease and management services		65,357	48,745	7,141
Management services		—	7,980	1,169
Other, net		3,094	6,148	900

Total net revenues		68,451	62,873	9,210

Cost of revenues:
Lease and management services		(23,484)	(14,806)	(2,169)
Management services		—	(63)	(9)
Others		(4,781)	—	—

Total cost of revenues		(28,265)	(14,869)	(2,178)

Gross profit		40,186	48,004	7,032
Operating expenses:
Selling expenses		(2,911)	(1,581)	(232)
General and administrative expenses		(17,224)	(8,340)	(1,221)

Operating profit		20,051	38,083	5,579
Interest income		351	32	5
Interest expense		(5,204)	(1,585)	(233)
Loss from disposal of property, plant and equipment		(400)	—	—
Foreign exchange loss		(49)	(230)	(34)
Other expenses		(5)	(200)	(29)

Income from continuing operations before income taxes		14,744	36,100	5,288
Income tax expense	8	(922)	(8,445)	(1,237)

Income from continuing operations		13,822	27,655	4,051
Discontinued operations:
Loss from discontinued operations, net of taxes	9	(193)	(683)	(100)
Gain on disposal of discontinued operations, net of taxes	9	—	1,122	164

(Loss) gain from discontinued operations		(193)	439	64

Net income		13,629	28,094	4,115

The accompanying notes are an integral part of the consolidated financial statements

CHINA MEDSTAR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	Year Ended
	December 31,	Seven Month Period Ended
	2007	July 31, 2008
	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	13,629	28,094	4,115
Add/less: net loss (income) from discontinued operations	193	(439)	(64)
Income from continuing operations	13,822	27,655	4,051
Adjustments to reconcile income from continuing operations to net cash generated from operating activities:
Share-based compensation	1,529	2,725	399
Depreciation and amortization	23,180	14,857	2,176
Loss on disposal of property, plant and equipment	400	—	—
Deferred tax (benefit) expense	(4,776)	18	3
Changes in operating assets and liabilities:
Increase in accounts receivable	(11,196)	(28,694)	(4,204)
Increase in prepayment and other current assets	(803)	(1,083)	(159)
Decrease in other non-current assets	10,613	1,205	177
(Decrease) increase in accounts payable and note payables	(1,803)	23,506	3,444
Increase in accrued expenses and other liabilities	270	1,964	288
(Decrease) increase in deferred revenue	(826)	3,545	519
Increase in amounts due to related parties	188	108	16
Increase in long term lessee deposits	117	1,068	156
(Decrease) increase in income tax payable	(762)	1,138	167

Net cash generated from operating activities from continuing operations	29,953	48,012	7,033
Net cash used in operating activities from discontinued operations	(4,684)	413	61

Net cash generated from operating activities	25,269	48,425	7,094

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment, net of related payables	(19,661)	(26,351)	(3,860)
Deposits for the purchase of property, plant and equipment	(81,637)	(72,713)	(10,652)
Proceeds from disposal of fixed assets	158	—	—

Net cash used in investing activities from continuing operations	(101,140)	(99,064)	(14,512)
Net cash used in investing activities from discontinued operations	(317)	(77)	(11)

Net cash used in investing activities	(101,457)	(99,141)	(14,523)

CHINA MEDSTAR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	Year Ended	Seven Month Period
	December 31,	January 1 to
	2007	July 31, 2008
	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in restricted cash	10,500	—	—
Proceeds from short-term bank borrowings	21,500	—	—
Proceeds from long-term bank borrowings	135,200	53,780	7,878
Loans from Ascendium and other unrelated parties (note 7)	—	12,000	1,758
Loans from related party	—	12,274	1,798
Repayment of long-term bank borrowings	(103,985)	(33,613)	(4,924)
Repayment of short-term bank borrowings	(14,222)	—	—

Net cash used in financing activities from continuing operations	48,993	44,441	6,510
Net cash generated from financing activities from discontinued operations	2,350	—	—

Net cash generated from financing activities	51,343	44,441	6,510

Exchange rate effect on cash	3,384	(67)	(10)

Net decrease in cash	(21,461)	(6,342)	(929)
Cash at beginning of the year	47,387	25,926	3,798

Cash at end of the year	25,926	19,584	2,869

Supplemental schedule of cash flow information:
Income tax paid	(4,502)	(5,979)	(876)
Interest paid	(5,204)	(1,585)	(232)
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accrued expenses and other liabilities	—	8,403	1,231
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	75,809	47,885	7,015

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MEDSTAR LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”) except for number of shares)

				Accumulated
	Number of		Additional	Other		Total
	Ordinary	Share	Paid-In	Comprehensive	Retained	Shareholder’s
	Shares	Capital	Capital	Income (Loss)	Earnings	Equity
		RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007	27,564,138	129,557	17,708	(353)	34,129	181,041
Comprehensive income
Net income	—	—	—	—	13,629	13,629
Foreign currency translation adjustments	—	—	—	(576)	—	(576)

Total comprehensive income						13,053

Share-based compensation (note 10)	—	—	1,529	—	—	1,529

Balance as of December 31, 2007	27,564,138	129,557	19,237	(929)	47,758	195,623

Comprehensive income
Net income	—	—	—	—	28,094	28,094
Foreign currency translation adjustments	—	—	—	247	—	247

Total comprehensive income						28,341

Share-based compensation (note 10)		—	2,725	—	—	2,725

Balance as of July 31, 2008	27,564,138	129,557	21,962	(682)	75,852	226,689

Balance as of July 31, 2008, in US$		18,979	3,218	(100)	11,112	33,209

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”), and U.S. Dollars (“US$”) except for number of shares

1.	ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of China Medstar Limited (the “Company”, or “China Medstar”) and its subsidiaries, Medstar (Shanghai) Leasing Co., Ltd. (formerly Shanghai Medstar Investment Management Limited Company, “MSC”) and Medstar (Beijing) International Anti-Aging Health Bio-tech Inc. (“Anti-Aging”). The Company and its subsidiaries are collectively referred to as the “Group”.

The Company was incorporated in the Republic of Singapore on August 7, 2003 as an investment holding company. In November 2006, the Company completed an initial public offering and became a listed company with its shares trading in Alternative Investment Market (the “AIM”) of the London Stock Exchange in United Kingdom.

On July 31, 2008, Ascendium Group Limited (“Ascendium”) acquired the Company for cash consideration of £17.1 million, (RMB238,747 or US$34,975) or 62 pence per share in exchange for 100% of the Company’s issued and outstanding share capital. Immediately prior to the acquisition, China Medstar delisted its ordinary shares from trading on the AIM and converted from being public limited company to a private limited company.

The Group is principally engaged in the leasing of radiotherapy and diagnostic imaging equipment and the provision of management services to hospitals located in the People’s Republic of China (“PRC”). The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2007 and July 31, 2008 are as follows:

			Percentage of Ownership by the Company
	Date of	Place of	December 31,	July 31,
Company	Establishment	Establishment	2007	2008	Principal Activities

MSC	March 21, 2003	PRC	100%	100%	Leasing and sales of medical equipment, provision of management services
Anti-Aging	September 29, 2007	PRC	53%	—	Provision of technology and consultancy services

On July 30, 2008, the Group entered into an agreement to sell its 53% interest in Anti-Aging. Accordingly, the disposal was accounted for as a discontinued operation (See note 9).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property, plant and equipment, realization of deferred tax assets and share-based compensation expenses. Actual results could materially differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Translation and Transactions

The Company’s PRC subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of SFAS 52, “Foreign Currency Translation”. The Company uses the RMB as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. Functional currency of the Company is United States dollars (“US$”).

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8262 to US$1.00 on September 30, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash

Cash consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use.

Accounts receivable and allowance for doubtful accounts

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as, the aging of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Leases

In accordance with SFAS 13 “Accounting for Leases” (“SFAS 13”), leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out below under property, plant and equipment.

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual Value

Medical equipment	Shorter of customer contract or 6-12 years	—
Electronic and office equipment	5 years	5-10%
Leasehold improvement	Shorter of lease term or 5 years	—

*	The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized over the shorter of customer contract or 6-12 years.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Cost incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets on completion. Total interest costs incurred and capitalized during the year ended December 31, 2007 and the period from January 1 to July 31, 2008 amounted to approximately RMB 1,235 and RMB4,489 (US$658), respectively.

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows. No such impairment charge was recognized for any of the periods presented.

Fair Value of Financial Instruments

The carrying amounts of the Group’s financial instruments, including cash, accounts receivable, accounts payable, accrued and other liabilities, and amounts due to related parties approximate fair value because of their short maturities. The carrying amounts of the Group’s short-term and long-term bank borrowings bear interest at floating rates and therefore approximate the fair value of these obligations based upon management’s best estimates of interest rates that would be available for similar debt obligations at December 31, 2007 and 2008.

Revenue Recognition

The majority of the Group’s revenues are derived directly from hospitals that enter into medical equipment lease and management service arrangements with the Company. A lease and management service arrangement will typically include the purchase and installation of diagnostic imaging and/or radiation oncology system (“medical equipment”) at the hospital, and the full-time deployment of a qualified system technician that is responsible for certain management services of managing radiotherapy or diagnostic services such that the hospital and doctors can provide specialized services to their patients. To a lesser extent, revenues are generated from stand-alone management service arrangements where the hospital has previously acquired the equipment from the Company or through another vendor or sale of medical equipment.

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenues arising from sales of medical equipment and services are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collectability is reasonably assured and the delivery of the medical equipment or services has occurred. When the fees associated with an arrangement containing extended payment terms are not considered to be fixed or determinable at the outset of arrangement, revenue is recognized as payments become due, and all of the other criteria above have been met.

The Group is subject to approximately 5% business tax and related surcharges on the revenue earned from provision of leasing and management services. The Group has recognized revenues net of these business taxes and other surcharges. Such business tax and related surcharges for the year ended December 31, 2007 and the seven month period ended July 31, 2008 are approximately RMB3,763, RMB2,856 (US$418), respectively. In the event that revenue recognition is deferred to a later period, the related business tax and other surcharges and fees is also deferred and will be recognized only upon recognition of the deferred revenue.

Lease and management services

The Group enters into a lease and management service arrangements with independent hospitals with terms ranging from 6 to 20 years, pursuant to which the Group receives a percentage of the net profit (“profit share” as defined in the arrangement) of the hospital unit that delivers the diagnostic imaging and/or radiation oncology services determined in accordance with the terms of the arrangement.

Pursuant to EITF 01-8, “Determining Whether an Arrangement Contains a Lease” (“EITF 01-8”) the Group determined that the Lease and management service arrangements contain a lease of medical equipment. The hospital has ability and right to operate the medical equipment while obtaining more than a minor amount of the output. The arrangement also contains a non-lease deliverable being the management service element. The arrangement consideration should be allocated between the lease element and the non-lease deliverables on a relative fair value basis, however because all of the consideration is earned through the contingent rent feature discussed below, there is no impact of such allocation.

SFAS 13, “Accounting for Leases” (“SFAS 13”) is applied to the lease elements of the arrangement and U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB 104”) is applied to other elements of the arrangement not within the scope of SFAS 13.

The lease element of rentals and management service receivable under the lease arrangement are based purely on a profit share formula (“contingent rent feature”). The profitability of the business unit is not only dependent on the medical equipment placed at the hospital, but also the hospital’s ability to manage the costs and appoint doctors and clinical staff to operate the equipment. Certain of the lease and management service arrangements may include a transfer of ownership or bargain purchase option at the end of the lease term. Due to the length of the lease term, the collectibility of these minimum lease payments are not considered predictable and there are important uncertainties regarding the future costs to be incurred by the Group relating to the arrangement. Therefore, the lessor’s additional criteria for capital lease classification in SFAS 13 par. 8 (a) and (b) was not met even if any of the SFAS 13 par. 7 criteria for capital leases are met. Consequently, the Group accounts for all lease arrangements as operating leases.

As the collectability of the minimum lease rental is not considered predictable, and the remaining rental is considered contingent, the Group recognizes revenue when the lease payments under the arrangement become due, i.e. when the profit share under the arrangement is determined and agreed upon by both parties to the agreement.

For the service element of the arrangement, as discussed above, revenue is only considered determinable at the time the consideration under the arrangement becomes known, i.e. when the profit share under the arrangement is determined and agreed upon by both parties. Revenue is recognized when determined if all other basic criteria have also been met.

Revenue derived from the lease and management service arrangement is recorded under “Lease and management service” in the consolidated statements of operations.

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Management Services

The Group provides stand-alone management services to certain hospitals which are already in possession of radiotherapy and diagnostic equipment. The fee for the management service arrangement is either based on a contracted percentage of monthly revenue generated by the specified hospital unit (“revenue share”) or in limited instances on a fixed monthly fee. The consideration that is based on a contracted percentage of revenue is recognized when the monthly fees under the arrangement become due, i.e. when the revenue share under the arrangement is determined and agreed upon by both parties to the agreement. Fixed monthly fees are recognized ratably over the service term. Revenue derived from stand-alone management services is recorded under “Management Service” in the consolidated statements of operations.

Medical equipment sales

Pursuant to the application of Emerging Issues Task Force Consensus 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent” (“EITF 99-19”), the Group records revenue related to medical equipment sales on a net basis when the equipment is delivered to the customer and the sales price is determinable. During the year ended December 31, 2007 and the seven month period ended July 31, 2008, the Company had medical equipment sales, of RMB3,094, RMB6,148 (US$901), net of 17% value-added tax of approximately RMB1,865, RMB6,150 (US$901), respectively. Revenue derived from medical equipment sales is recorded under “Other, net” in the consolidated statements of operations.

Cost relating to lease and management service arrangement

The cost of medical equipment that is leased under an operating lease is included in property, plant and equipment in the balance sheet. The medical equipment is depreciated using the Group’s depreciation policy. In determining the Group’s normal depreciation policy, the planned use of the asset, the lease term and its related useful life is taken into account. The costs of the management service component is recognized as an expense as incurred.

Cost of management services

Costs of management services mainly include the labor costs of technicians and management staff.

Cost of equipment sales

Cost of equipment sales, recorded net against the related revenue, include the cost of the equipment purchased and other direct costs involved in the equipment sales.

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

On January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with FIN 48 is classified in the financial statements as income tax expense.

In accordance with the provisions of FIN 48, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the “accrued expenses and other liabilities” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

The Company’s employees and non-employees participate in the Company’s share-based scheme which is more fully discussed in note 10. Share-based awards granted to employees are accounted for under SFAS No. 123(R) “Share-Based Payment” (“SFAS 123(R)”). Share-based awards granted to employees and non-employees are accounted for under SFAS No. 123(R) “Share-Based Payment” (“SFAS 123(R)”) and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), respectively.

In accordance with SFAS 123(R), all grants of share-based awards to employees are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

In accordance with EITF 96-18, grants of share-based awards to non-employees are measured at fair value at the earlier of the performance commitment date and the date when performance is complete.

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130, “Reporting Comprehensive Income”, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Company’s comprehensive income represents its net income and foreign currency translation adjustments and is presented in the statement of changes in shareholders’ equity.

Recent Accounting Pronouncements

On December 4, 2007 the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). This Statement will apply to all transactions in which an entity obtains control of one or more other businesses. In general, SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed in the transaction; establishes the acquisition date as the fair value measurement point; and modifies the disclosure requirements. Additionally, it changes the accounting treatment for transaction costs, acquired contingent arrangements, in-process research and development, restructuring costs, changes in deferred tax asset valuation allowances as a result of business combination, and changes in income tax uncertainties after the acquisition date. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15,

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008. Earlier adoption is prohibited. However, accounting for changes in valuation allowances for acquired deferred tax assets and the resolution of uncertain tax positions for prior business combinations will impact tax expense instead of impacting goodwill. The Company is currently assessing the impact, if any, that the adoption of SFAS 141(R) will have on its financial statements.

On December 4, 2007 the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the statement of operations. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and will be applied prospectively with the exception of the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. Earlier adoption is prohibited. The Company is currently assessing the impact, if any, that the adoption of SFAS 160 will have on its financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets,” and requires enhanced disclosures relating to: (a) the entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset; (b) in the period of acquisition or renewal, the weighted-average period prior to the next renewal or extension (both explicit and implicit), by major intangible asset class; and (c) for an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period for which a statement of financial position is presented, by major intangible asset class. FSP FAS 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Group is currently evaluating the impact that FSP FAS 142-3 will have on the consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“SFAS 165”). SFAS 165 names the two types of subsequent events either as recognized subsequent events or non-recognized subsequent events and modifies the definition of subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. The statement also requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. SFAS 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company does not believe that the application of SFAS 165 will have a significant impact on its financial position and results of operations.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162.” The FASB Accounting Standards Codificationtm (Codification) will become the source of authoritative United States GAAP recognized by the FASB to be applied by nongovernmental entities. This Statement and the Codification will not change GAAP. This Statement is effective for interim and annual periods ending after September 15, 2009. The Codification will not change GAAP and therefore should not impact the Company’s consolidated financial statements.

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and accounts receivable. As of July 31, 2008, substantially all of the Group’s cash were deposited in financial institutions located in the PRC and in Singapore, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Concentration of Customers

The Group currently generates a substantial portion of its revenue from a limited number of customers. As a percentage of revenues, the top five customers accounted for 58% for the year ended December 31, 2007 and 52% for the period from January 1 to July 31, 2008. The loss of revenue from any of these customers would have a significant negative impact on the Group’s business. However arrangements with customers are mostly long-term in nature. Due to the Group’s dependence on a limited number of customers and the contingent fees based on variables the Group does not control of certain contracts, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of Suppliers

A significant portion of the Group’s medical equipment are sourced from its three largest suppliers who collectively accounted for 100% of the total medical equipment purchases of the Group for the year ended December 31, 2007 and 96% of the total medical equipment purchases of the Group for the period from January 1 to July 31, 2008. Failure to develop or maintain the relationships with these suppliers may cause the Group to be unable to expand its business with new hospitals. Any disruption in the supply of the medical equipment to the Group may adversely affect the Group’s business, financial condition and results of operations.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

A medical-related business is subject to significant restrictions under current PRC laws and regulations. Currently, the Group conducts its operations in China through contractual arrangements entered into with

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

hospitals in the PRC. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations.

4.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

	As at December 31,	As at July 31,
	2007	2008	2008
	RMB	RMB	US$

Advance to suppliers	2,564	2,564	376
Receivable arising from disposal of a subsidiary (note 9)	—	2,950	432
Others	1,216	1,963	287

	3,780	7,477	1,095

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As at December 31,	As at July 31
	2007	2008	2008
	RMB	RMB	US$

Medical equipment	210,176	286,581	41,983
Electronic and office equipment	448	448	66
Leasehold improvement and building improvement	528	528	77
Construction in progress	73,485	79,718	11,678

Total	284,637	367,275	53,804
Less: Accumulated depreciation	(67,719)	(82,576)	(12,097)

	216,918	284,699	41,707

Depreciation expenses were approximately RMB23,180 and RMB14,857 (US$2,176) for the year ended December 31, 2007 and for the period from January 1 to July 31, 2008, respectively.

As at July 31, 2008, the Company held equipment under operating lease contracts with customers with an original cost of RMB286,581 (US$41,983) and accumulated depreciation of RMB82,254 (US$12,050). As at December 31, 2007, the Company held equipment under operating lease contracts with customers with an original cost of RMB210,176 and accumulated depreciation of RMB67,490.

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	BANK BORROWINGS

	As at December 31,	As at July 31
	2007	2008	2008
	RMB	RMB	US$

Short-term	21,500	21,500	3,150
Long-term, current portion	12,623	19,320	2,830

	34,123	40,820	5,980
Long-term, non-current portion	89,600	103,070	15,099

	123,723	143,890	21,079

All bank borrowings were obtained from financial institutions in the PRC and secured by the equipment under capital lease with net carrying value of RMB117,226 (US$17,173) (2007: RMB118,001). As at July 31, 2008, the Company had RMB19,320 (US$2,830) and RMB103,070 (US$15,099) of long term facilities due within 1 and 2 years, respectively. These arrangements do not have any financial reporting or administrative covenants restricting the Company’s operating, investing and financing activities.

The short-term bank borrowing outstanding as of July 31, 2008 bore weighted average interest at 7.29% per annum, and was denominated in RMB. The long-term bank borrowings outstanding as of July 31, 2008 bore weighted average interest at 7.48% per annum and were denominated in RMB.

7.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As at December 31,	As at July 31
	2007	2008	2008
	RMB	RMB	US$

Unrecognized tax benefit and related interest and penalty (note 8)	2,692	4,056	594
Loans from Ascendium and other unrelated parties*	—	12,000	1,758
Others	4,340	4,769	699

	7,032	20,825	3,051

*	The amount represents interest-free loans borrowed from an unrelated party. Such loan is for working capital purpose and is repayable on demand. The balance was settled by the end of December 31, 2008.

8.	TAXATION

Singapore

The Company is incorporated in Singapore and does not conduct any substantive operations of its own. As the Company has no assessable profits for the year ended December 31, 2007 and the period from January 1 to July 31, 2008, no provision for tax has been made in the financial statements. In addition, upon payments of dividends by China Medstar to its shareholder, no Singapore withholding tax will be imposed.

China

Prior to January 1, 2008, PRC enterprise income tax, “EIT”, was generally assessed at the rate of 33% of taxable income. However, as foreign enterprises located in Pudong New District of Shanghai, MSC is entitled to preferential EIT rate of 15%.

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which was effective on January 1, 2008. The New EIT Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, certain categories of enterprises, including the foreign invested enterprise located in Pudong New District, which previously enjoyed a preferential tax rate of 15% are eligible for a five-year transition period during which the income tax rate will gradually be increased to the unified rate of 25%. Specifically, the applicable rates for MSC would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

MSC has accounted for their current and deferred income tax based on the five-year transitional tax rate, as applicable.

In general, the PRC tax authorities have up to five years to conduct examinations of the PRC entities’ tax filings. Accordingly, MSC’s tax years from 2003 to 2008 remain subject to examination by the tax authorities.

Income from continuing operations before income taxes consists of:

		Period From
	Year Ended December 31,	January 1 to July 31,
	2007	2008
	RMB	RMB	US$

Non-PRC	(9,175)	(3,392)	(497)
PRC	23,919	39,492	5,785

	14,744	36,100	5,288

The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of operations are as follows:

	Year Ended	Period From
	December 31,	January 1 to July 31,
	2007	2008
	RMB	RMB	US$

Current tax expense	5,698	8,427	1,234
Deferred tax (benefit) expense	(4,776)	18	3

	922	8,445	1,237

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	Year Ended	Period From
	December 31,	January 1 to July 31,
	2007	2008
	RMB	RMB	US$

Income from continuing operations before income taxes	14,744	36,100	5,288

Income tax computed at applicable tax rates (33% or 25%)	4,866	9,025	1,322
Non-deductible expenses	3,285	1,572	230
Effect of preferential tax rate	(6,431)	(3,009)	(441)
Effect of tax rate changes	(1,137)	168	25
Interest and penalty on unrecognized tax benefits	339	689	101

	922	8,445	1,237

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of accrued unrecognized tax benefits is as follows:

	Unrecognized Tax Benefits
	RMB(’000)	US$(’000)

Balance — January 1, 2007	1,192	175
Additions based on tax positions related to the current year	427	62

Balance — December 31, 2007	1,619	237
Additions based on tax positions related to the current period	675	99

Balance — July 31, 2008	2,294	336

As of December 31, 2007 and July 31, 2008, the Group has recognized a provision of RMB1,619 and RMB2,294 (US$336) for unrecognized tax benefits, of which RMB185 and RMB306 (US$45) would impact the effective tax rate, if ultimately recognized. Included in the balance at December 31, 2007 and July 31, 2008 are approximately RMB1,434 and RMB1,988 (US$291), respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company had approximately RMB1,073 and RMB1,761 (US$258) for the payment of interest and penalty accrued at December 31, 2007, and July 31, 2008, respectively.

It is possible that the amount of unrecognized tax benefits will change in the next twelve months. However, an estimate of the range of the possible change cannot be made at this time.

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As at December 31,	As at July 31,
	2007	2008
	RMB	RMB	US$

Deferred tax assets, current portion
Accounts receivable	—	216	32
Deferred revenue	58	45	6

Deferred tax assets, current portion, net	58	261	38

Deferred tax assets, non-current portion
Accounts receivable	4,917	3,810	558
Deferred cost, non-current portion	(1,664)	(1,198)	(175)
Property, plant and equipment	4,174	4,642	680
Deferred revenue, non-current portion	320	272	40

Deferred tax assets, non-current portion, net	7,747	7,526	1,103

Dividends paid by PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors would be subject to PRC withholding tax. The withholding tax would be 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with China that provides for a lower withholding tax rate.

Aggregate undistributed earnings of the Company’s subsidiary located in the PRC that are available for distribution at July 31, 2008 are considered to be indefinitely reinvested under Accounting Principles Board Opinion No. 23 “Accounting for Income Taxes — Special Areas” and accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within the Group outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of July 31, 2008, the Group has not declared any dividends.

9.	DISCONTINUED OPERATIONS

On July 30, 2008, the Group entered into an agreement to sell all its 53% interest in Anti-Aging to an independent third party for RMB2,950 (US$432), which resulted in a gain on disposal of RMB1,122 (US$164), net of income tax expense of RMB54 (US$8). Accordingly, as of December 31, 2007, the Company has accounted for Anti-Aging as discontinued operations. The assets and liabilities of Anti-Aging as at December 31, 2007 have been reclassified as assets held for sale and liabilities of discontinued operations, respectively, and the results of operations of Anti-Aging have been removed from the Company’s results of continuing operations and cash flows for the year ended December 31, 2007. Subsequent to the year end, RMB1,000 (US$146) was collected from the seller such that the outstanding receivable amount is RMB1,950 (US$286). Anti-Aging was established in September 2007 and thus did not generate any revenue in any of the periods presented.

The assets and liabilities of Anti-Aging reported as held-for-sale include:

As at December 31,
2007
RMB

Current assets held for sale
Cash	4,211
Prepayment and other current assets	199

Current assets held for sale	4,410

Non-current assets held for sale
Property, plant and equipment, net	316

Current liabilities
Accrued expenses and other liabilities	90

10.	SHARE BASED COMPENSATION

The Company’s 2006 Share Option Plan (the “Plan”) was adopted on November 24, 2006 and is administered by the Remuneration Committee (the “Committee”). Employees (including executive Directors) and non-executive Directors of the Company, employees of Group companies, subject to certain conditions, are eligible to participate in the Plan. Options granted from the Plan a maximum life of ten years from the date of grant. Options granted to employees cliff vest at the end of three years of continued employment.

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the activity of employee share-based awards granted in November 2006, for the year ended December 31, 2007 and the period from January 1 to July 31, 2008:

			Weighted-Average	Weighted Average
Share Options		Weighted-Average	Grant-Date Fair	Remaining	Aggregated
granted to		Exercise Price	Value	Contractual Term	Intrinsic Value
employees	Number of Shares	(GB pound)	(GB pound)	(Years)	(GB pound)

Outstanding, January 1, 2007	872,853	0.78	0.36	9.9	—
Outstanding, January 1, 2008	872,853	0.78	0.36	8.9	—
Cancellation	(872,853)	0.78	0.36	8.3	—

Outstanding, July 31, 2008	—

The Company also granted 1,240,386 options to two non-employees with exercise prices ranging from GBP0.78 to GBP1.97 on November 27, 2006. The options had expiring terms ranging from 3 to 4 years. The vesting of the options was subject to the successful completion of the Company’s initial public offering which was completed on November 30, 2006. The options were issued to these two non-employees as compensation for services which relate directly to the Company’s initial public offering. Accordingly, the fair value of the options, representing a share issuance cost, results in an offsetting amount being recognized in shareholders’ equity.

Prior to Ascendium’s acquisition of the Company, all employee and non-employee holders of share options under the Plan voluntarily waived their rights related to each of their respective share options and did not receive any compensation in return. The waiver from the option holders has been accounted for as a cancellation of stock options and thus all unrecognized share-based compensation cost relating to unvested stock options amounting to approximately RMB 2,248 (US$329) was immediately recognized to expense on the date of the waiver.

The fair value of each option award to employees was estimated using the Black — Scholes Option Pricing Model by management of the Company. The volatility assumption was estimated based on the Company’s historical price volatility of the Company’s shares and therefore did not have data to calculate expected volatility of the price of the underlying ordinary shares over the expected term of the option. The expected term was estimated based on the vesting terms, contractual terms and management’s expectation of exercise behavior of the option grantees. The risk-free rate was based on the market yield of UK Guilt Stock with maturity terms equal to the expected term of the option awards. Forfeitures were estimated based on historical experience. The grant date fair value of the share options granted in the last year in which options were granted (the year ended December 31, 2006) is as follows:

Risk-free interest rate	4.7%
Dividend yield	Nil
Expected volatility range	37%
Expected life	6.5 years

Total share-based compensation expense of RMB1,529 and RMB2,725 (US$399) recognized in the year ended December 31, 2007 and the period from January 1 to July 31, 2008, respectively, were recorded in general and administrative expenses.

11.	RELATED PARTY TRANSACTIONS

a) Related parties

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Name of related parties	Relationship with the Group

Mr. Zheng Cheng	Director of the Company
Mr. Yap Yaw Kong	Director of the Company
Beijing Medstar Hi-Tech Investment Co., Ltd. (“Beijing Medstar”)	A company under the control of a director of the Company

b) The Group had the following related party balances at the end of the period:

	As at December 31,	As at July 31,
	2007	2008
	RMB	RMB	US$

Amount due to related parties:
Beijing Medstar	196	196	29
Mr. Zheng Cheng	1,191	1,191	174
Mr. Yap Yaw Kong	204	220	32
Ascendium	—	12,274	1,798

	1,591	13,881	2,033

All amounts due to related parties as of December 31, 2007 and July 31, 2008 were unsecured, interest-free and have no fixed terms of repayment.

12.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB1,103 and RMB637 (US$93) for the year ended December 31, 2007 and the period from January 1 to July 31, 2008, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Singapore are recognized as expenses in the income statement as incurred. The total amounts for such employee benefits were approximately RMB42 and RMB55 (US$8) for the year ended December 31, 2007 and the period from January 1 to July 31, 2008, respectively.

13.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at July 31, 2008:

	RMB	US$

Period from August 1 to December 31, 2008	866	127
2009	1,362	199
2010	94	14

	2,322	340

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation or contingent rents. For the year ended December 31,

CHINA MEDSTAR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2007 and the period from January 1 to July 31, 2008, total rental expenses for all operating leases amounted for approximately RMB1,919 and RMB1,147 (US$168), respectively.

Purchase commitments

The Group has commitments to purchase certain medical equipment of approximately RMB37,916 (US$5,554), which are scheduled to be paid within one year.

Income taxes

As of July 31, 2008, the Group has recognized approximately RMB4,056 (US$594) accrual for unrecognized tax benefits and related interest and penalty (note 8). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of July 31, 2008, the Group classified the RMB4,056 (US$594) accrual as a current liability.

INDEX TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

On July 31, 2008, the Group acquired China Medstar Pte. Ltd. (“China Medstar”) for cash consideration of approximately £17.1 million or 62 pence per share in exchange for 100% of China Medstar’s issued and outstanding share capital. The following unaudited pro forma condensed consolidated statement of operations gives effect to the acquisition of China Medstar, accounted for under the purchase method in accordance with SFAS No. 141 “Business Combinations” (“SFAS 141”).

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 assumes that the acquisition of China Medstar was consummated on January 1, 2008. The historical results of the Company and China Medstar were derived from the consolidated statements of operations for the year ended December 31, 2008, respectively, included elsewhere in this prospectus.

The pro forma information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations that might have been achieved for the periods indicated, nor is it necessarily indicative of the future results of the combined company.

The pro forma adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances. The unaudited pro forma condensed combined statement of operations should be read in conjunction with the accompanying notes and assumptions and the historical financial statements of the Company and China Medstar.

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Year Ended December 31, 2008
(Amounts in thousands of Renminbi (“RMB”) except for number of shares)

			Pro forma		Pro forma
	Concord Medical	China Medstar	Adjustment	Notes	Combined
		For the seven
	For the Year Ended	month period
	December 31,	ended July 31,
	2008	2008			2008
	RMB	RMB	RMB		RMB

Revenue, net of business tax, value-added tax and related surcharges:
Lease and management services	155,061	48,745			203,806
Management services	12,677	7,980			20,657
Other, net	4,051	6,148			10,199

Total net revenues	171,789	62,873			234,662

Cost of revenue:
Lease and management services	(25,046)	(14,806)	5,624	(1)	(34,228)
Amortization of acquired intangibles	(20,497)	—	(5,743)	(1)	(26,240)
Management services	(54)	(63)			(117)

Total cost of sales	(45,597)	(14,869)			(60,585)

Gross profit	126,192	48,004			174,077
Operating expenses:
Selling expenses	(5,497)	(1,581)			(7,078)
General and administrative expenses	(18,869)	(8,340)			(27,209)

Operating income	101,826	38,083			139,790
Interest expense	(7,455)	(1,585)			(9,040)
Change in fair value of convertible notes	(464)	—			(464)
Foreign exchange loss	(325)	(230)			(555)
Loss from disposal of equipment	658	—			(658)
Interest income	430	32			462
Other income (expense)	7,734	(200)			7,534

Income before income taxes	102,404	36,100			138,385
Income tax expense	(23,335)	(8,445)	21	(2)	(31,759)

Net income from continuing operations	79,069	27,655			106,626
Pro forma income per share from continuing operations
Basic and diluted	1.38				1.85

Weighted average number of ordinary shares outstanding:
Basic and diluted	57,481,400				57,481,400

Note 1

The aggregate purchase price of approximately £17.1 million (RMB238,747 or US$34,975) for the purchase of China Medstar is comprised of the following:

	RMB	US$

Goodwill	21,210	3,107
Current assets	77,053	11,287
Long-term receivable	9,397	1,377
Property, plant and equipment	217,965	31,931
Other intangible assets- customer relationships
and operating leases	52,380	7,673
Deposit for property, plant and equipment	83,505	12,233
Deferred tax assets, non-current portion	23,089	3,382
Deferred tax liabilities, non-current portion	(12,529)	(1,835)
Liabilities assumed	(233,323)	(34,180)

Total consideration paid	238,747	34,975

The preliminary purchase price allocation and preliminary intangible asset valuations described above were based on valuation work determined by the Company with the assistance of American Appraisal China Limited, an independent valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of shares approach. We have incorporated certain assumptions which include projected cash flows and replacement costs.

This adjustment of RMB5,743 reflects an additional seven full months of amortization of the acquired intangibles recorded as a result of our acquisition of China Medstar on July 31, 2008 as if the acquisition had been consummated on January 1, 2008.

This adjustment of RMB 5,624 reflects an additional reduction in depreciation expense as if the acquisition had been consummated on January 1, 2008 related to medical equipment because the assigned estimated fair values are lower than the net book values as at the acquisition date.

Note 2

Reflects the adjustment to income tax expense based on the pro forma adjusting entries to depreciation expense and amortization expense discussed above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.

Under the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

				Underwriting
	Date of Sale or		Consideration in	Discount and
Purchaser	Issuance	Number of Securities	U.S. dollars	Commission

Certain director of the registrant	November 27, 2007	1 ordinary share*	$0.05	n/a
Notable Enterprise Limited	March 8, 2008	225,000 ordinary shares(1)	$2,250	n/a
Dragon Image Investment Ltd.	March 8, 2008	37,500 ordinary shares(1)*	$375	n/a
Daketala International Investment Holdings Ltd.	March 8, 2008	37,500 ordinary shares(1)*	$375	n/a
Certain directors of the registrant and other minority shareholders	March 8, 2008	199,999 ordinary shares(1)*	$1,999.99	n/a
Carlyle Asia Growth Partners III, L.P.	April 3, 2008	53,292 Series A contingently redeemable convertible preferred shares(2)	$4,808,250	n/a
CAGP III Co-Investment, L.P.	April 3, 2008	2,125 Series A contingently redeemable convertible preferred shares(2)	$191,750	n/a
CICC Sun Company Limited	April 3, 2008	26,535 Series A contingently redeemable convertible preferred shares	$5,000,000	n/a
Carlyle Asia Growth Partners III, L.P.	April 10, 2008	convertible loan promissory note(3)	$19,233,000	n/a
CAGP III Co-Investment, L.P.	April 10, 2008	convertible loan promissory note(4)	$767,000	n/a
CZY Investments Limited	August 18, 2008	109,736 ordinary shares(5)*	$8,669,144	n/a
Daketala International Investment Holdings Ltd.	August 18, 2008	47,030 ordinary shares(5)*	$3,715,370	n/a
Thousand Ocean Group Limited	August 18, 2008	32,624 ordinary shares(5)*	$2,577,296	n/a
Dragon Image Investment Ltd.	August 18, 2008	16,524 ordinary shares(5)*	$1,305,396	n/a
Top Mount Group Limited	August 18, 2008	5,932 ordinary shares(5)*	$468,628	n/a

				Underwriting
	Date of Sale or		Consideration in	Discount and
Purchaser	Issuance	Number of Securities	U.S. dollars	Commission

Carlyle Asia Growth Partners III, L.P.	October 20, 2008	93,493 Series B contingently redeemable convertible preferred shares	$24,041,250	n/a
CAGP III Co-Investment, L.P.	October 20, 2008	3,728 Series B contingently redeemable convertible preferred shares	$958,750	n/a
CICC Sun Company Limited	October 20, 2008	38,889 Series B contingently redeemable convertible preferred shares	$10,000,000	n/a
Starr Investments Cayman II, Inc.	October 20, 2008	97,222 Series B contingently redeemable convertible preferred shares	$25,000,000	n/a

(1)	Issued in connection with a share swap with Ascendium Group Limited as part of the reorganization to establish Concord Medical Services Holding Limited as our ultimate holding company.
(2)	The numbers of Series A contingently redeemable convertible preferred shares issued to Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. on April 3, 2008 also include Series A contingently redeemable convertible preferred shares issued as a result of the conversion of two convertible loan promissory notes issued on November 16, 2007 by our predecessor, Our Medical Services, Ltd., or OMS, plus accrued interest. OMS received consideration for the issuance of such convertible loan promissory notes in the amount of $4,808,250 and $191,750 from Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively.
(3)	The convertible loan promissory note was converted into 84,072 of our Series A contingently redeemable convertible preferred shares on July 30, 2008.
(4)	The convertible loan promissory note was converted into 3,353 of our Series A contingently redeemable convertible preferred shares on July 30, 2008.
(5)	Issued as settlement for the share options issued to certain of our directors under the share option plan adopted by our predecessor company, Our Medical Services Limited, on November 17, 2007.
*	Does not take into account the share split effective on November 17, 2009 whereby all of our issued and outstanding 704,281 ordinary shares of a par value of US$0.01 per share were split into 70,428,100 ordinary shares of US$0.0001 par value per share and the number of our authorized ordinary shares were increased from 4,500,000 to 450,000,000.

ITEM 8	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)          Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

(b)          Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, People’s Republic of China, on November 17, 2009.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:     Jianyu Yang

Title:	Director, Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Jianyu Yang and Steve Sun as an attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 17, 2009.

Signature	Title

/s/ Jianyu Yang Name: Jianyu Yang	Director, Chief Executive Officer and President (principal executive officer)

/s/ Zheng Cheng Name: Zheng Cheng	Co-Chairman and Chief Operating Officer

/s/ Steve Sun Name: Steve Sun	Co-Chairman and Chief Financial Officer (principal financial and accounting officer)

/s/ Jing Zhang Name: Jing Zhang	Director and Executive President

/s/ Yaw Kong Yap Name: Yaw Kong Yap	Director and Financial Controller

Signature	Title

/s/ Shirley Chen Name: Shirley Chen	Director

/s/ Feng Xiao Name: Feng Xiao	Director

/s/ Elaine Zong Name: Elaine Zong	Director

/s/ Wai Hong Ku Name: Wai Hong Ku	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Concord Medical Services Holdings Limited, has signed this registration statement or amendment thereto in Newark, Delaware, on November 17, 2009.

Authorized U.S. Representative

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi

Title:	Managing Director

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1*	Form of Underwriting Agreement
3.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	Secretary’s Certificate of the Registrant dated as of November 17, 2009 as to the Amendment to the Second Amended and Restated Memorandum and Articles of Association of the Registrant
3.3*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Form of Registrant’s American Depository Receipt (included in Exhibit 4.3)
4.2	Specimen Certificate for Ordinary Shares of the Registrant
4.3*	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder
4.4	Series A Preferred Shares Subscription Agreement, dated as of February 5, 2008, as amended on April 2, 2008 and on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited
4.5	Amendment No. 1 to Series A Preferred Shares Subscription Agreement, dated as of April 2, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited
4.6	Amendment No. 2 to Series A Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Liu Haifeng, Steve Sun, Yang Jianyu, Bona Liu, Our Medical Services, Ltd., Ascendium Group Limited, Shenzhen Aohua Medical Services Co., Ltd. and Concord Medical Services Holdings Limited
4.7	Series B Preferred Shares Subscription Agreement, dated as of October 10, 2008, as amended on October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein
4.8	Amendment to Series B Preferred Shares Subscription Agreement, dated as of October 20, 2008, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc., Concord Medical Services Holdings Limited and other persons named therein
4.9	Amended and Restated Shareholders Agreement, dated as of October 20, 2008, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein
4.10	Share Charge, dated as of November 10, 2008, by CZY Investments Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc.
4.11	Share Charge, dated as of November 10, 2008, by Daketala International Investment Holdings Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc.
4.12	Share Charge, dated as of November 10, 2008, by Dragon Image Investment Ltd. in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc.
4.13	Share Charge, dated as of November 10, 2008, by Notable Enterprise Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc.
4.14	Share Charge, dated as of November 10, 2008, by Thousand Ocean Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc.

Exhibit
Number	Description of Document

4.15	Share Charge, dated as of November 10, 2008, by Top Mount Group Limited in favor of CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc.
4.16	Deed of Amendment, dated as of September 14, 2009, among CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., Starr Investments Cayman II, Inc. and Notable Enterprise Limited
4.17	Deed of Partial Release, dated as of September 14, 2009, by CICC Sun Company Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P. and Starr Investments Cayman II, Inc. in favor of CZY Investment Limited
4.18*	Amendment to Amended and Restated Shareholders Agreement, dated as of November 17, 2009, among Concord Medical Services Holdings Limited, Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc. and certain other persons named therein
5.1*	Opinion of Walkers regarding the validity of the ordinary shares being registered
8.1*	Opinion of Walkers regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters
10.1	2008 Share Incentive Plan adopted as of October 16, 2008
10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3	Form of Medical Equipment Lease Agreement
10.4	Form of Equipment Management Services Agreement
10.5	Form of Service-only Management Agreement
10.6	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Beijing Medstar Hi-Tech Investment Co., Ltd.
10.7	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Cheng Zheng
10.8	Summary of the Oral Agreement entered into between China Medstar Pte. Ltd. and Yaw Kong Yap
10.9†	Translation of Medical Equipment Lease Agreement, dated as of August 25, 2009, by and between Medstar (Shanghai) Leasing Co., Ltd. and Chang’an Hospital Co., Ltd.
10.10†	Translation of Service-Only Management Agreement, dated as of August 1, 2008, among CMS Hospital Management Co., Ltd., Xi’an Wanjiechangxin Medical Services Company Limited and Chang’an Hospital Co., Ltd.
10.11†	Translation of Agreement Concerning the Establishment of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 19, 1995, by and between the Chinese People’s Liberation Army Navy General Hospital and Beijing Our Medical Equipment Development Company, which transferred its interest in the agreement to Shenzhen Aohua Medical Services Co., Ltd.
10.12†	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of March 18, 1999, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital.
10.13†	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 27, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital.
10.14†	Translation of Medical Equipment Lease Agreement, dated as of September 29, 2006, by and between Shanghai Medstar Investment Management Co., Ltd., the predecessor of Medstar (Shanghai) Leasing Co., Ltd., and the Chinese People’s Liberation Army Navy General Hospital.
10.15†	Translation of Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of July 8, 2009, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital.
10.16	Translation of Supplemental Agreement to the Service-only Management Agreement, dated as of August 1, 2008, among Xi’an Wanjiechangxin Medical Services Company Limited, Chang’an Hospital Co., Ltd. and CMS Hospital Management Co., Ltd.
10.17	Translation of Agreement Regarding the Transfer of Equity in Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of May 5, 1997, among Beijing Our Medical Equipment Development Company, Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital.

Exhibit
Number	Description of Document

10.18	Translation of Supplemental Agreement to the Supplemental Agreement Concerning the Development of the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of September 15, 2004, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital.
10.19	Translation of Supplemental Agreement to the Cooperation Contract Concerning the Aohai Radiotherapy Treatment and Diagnosis Research Center, dated as of August 16, 2003, by and between Shenzhen Aohua Medical Services Co., Ltd. and the Chinese People’s Liberation Army Navy General Hospital.
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Walkers (included in Exhibit 5.1)
23.3	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.2)
23.4	Consent of Jingtian & Gongcheng Attorneys At Law
23.5	Consent of Frost & Sullivan
24.1	Powers of Attorney (included on the signature page in Part II of this registration statement)
99.1*	Code of Business Conduct and Ethics
99.2*	Form of Opinion of Jingtian & Gongcheng Attorneys At Law

*	To be submitted by amendment
†	Confidential treatment has been requested for portions of this document.